

**2025 Annual Report & Proxy**



## Dear Shareholders,

2025 was a year of meaningful progress for Fate Therapeutics as we continued advancing our mission to bring transformative cellular immunotherapies to patients with cancer and autoimmune diseases. In my first year as CEO, I focused on sharpening our strategic priorities, instilling financial discipline, and ensuring we fully leverage the strength of our science. We streamlined operations and reduced operating expenses, allowing us to extend our financial runway while continuing to advance our highest-priority clinical programs. Our focus is clear: executing on scalable, off-the-shelf cell therapies that can expand patient access.

FT819, our lead clinical program, is an off-the-shelf CD19-targeted CAR T-cell therapy being evaluated in patients with systemic lupus erythematosus as well as additional autoimmune diseases including systemic sclerosis, idiopathic inflammatory myopathy, and ANCA-associated vasculitis. During 2025, we saw strong expansion of clinical sites and patient enrollment across the FT819 study in both the United States and internationally, momentum that we expect to continue accelerating in 2026.

Early clinical observations support the potential for FT819 to reduce disease activity and reset immune function. Importantly, we achieved a key operational milestone by administering FT819 in the outpatient setting. The ability to deliver CAR T-cell therapy outside of specialized inpatient facilities represents an important step toward improving patient access.

Beyond FT819, we continue advancing next-generation cell therapy programs across our pipeline and our collaboration with Ono Pharmaceutical. FT836, our MICA/B-targeted CAR T-cell therapy for solid tumors, demonstrated early signs of biological activity in initial clinical testing, providing encouraging validation of our platform in oncology. We also progressed FT839, a dual-targeting CAR T-cell therapy designed to recognize both CD19 and CD38, which has shown promising preclinical activity across autoimmune diseases and hematologic malignancies.

As we look ahead to 2026, we expect continued enrollment and clinical updates from the FT819 program as well as regulatory engagement regarding the design of a registrational study in lupus. We remain committed to advancing therapies that are not only innovative but also scalable and accessible to the patients who need them most.

On behalf of the entire leadership team, I thank our employees, collaborators, and clinical investigators for their dedication, and our shareholders for their continued support.

Sincerely,

Bob Valamehr, Ph.D., MBA
President and Chief Executive Officer
Fate Therapeutics



# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

## FORM 10-K

**(Mark One)**

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the fiscal year ended December 31, 2025**

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the transition period from     to     .**

**Commission file number 001-36076**

# FATE THERAPEUTICS, INC.
**(Exact name of registrant as specified in its charter)**

| | |
|---|---|
| **Delaware** | **65-1311552** |
| **(State or other jurisdiction of incorporation or organization)** | **(I.R.S. Employer Identification No.)** |
| **12278 Scripps Summit Drive, San Diego, California** | **92131** |
| **(Address of principal executive offices)** | **(Zip Code)** |

**(858) 875-1800**
**(Registrant's telephone number, including area code)**

**Securities registered pursuant to Section 12(b) of the Act:**

| Title of each class | Trading symbol(s) | Name of each exchange on which registered |
|---|---|---|
| **Common Stock, $0.001 par value** | **FATE** | **Nasdaq Global Market** |

**Securities registered pursuant to Section 12(g) of the Act: None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☐   or   No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐   or   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.     Yes ☒   or   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

| | | | |
|---|---|---|---|
| Large accelerated filer | ☐ | Accelerated filer | ☐ |
| Non-accelerated filer | ☒ | Smaller reporting company | ☒ |
| Emerging growth company | ☐ | | |

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).   Yes ☐   No ☒

The aggregate market value of the common stock held by non-affiliates of the registrant was approximately $113,000,000 as of June 30, 2025 based upon the closing sale price on The Nasdaq Global Market reported for such date. Shares of common stock held by each executive officer and director and certain holders of more than 10% of the outstanding shares of the registrant's common stock have been excluded in that such persons may be deemed to be affiliates. Shares of common stock held by other persons, including certain other holders of more than 10% of the outstanding shares of common stock, have not been excluded in that such persons are not deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

The number of outstanding shares of the registrant's common stock, par value $0.001 per share, as of February 19, 2026 was 116,263,459.

## DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement to be filed with the Securities and Exchange Commission, or SEC, on or before the date 120 days after the conclusion of the registrant's fiscal year ended December 31, 2025 pursuant to Regulation 14A, in connection with the registrant's 2026 Annual Meeting of Stockholders are incorporated by reference into Part III of this annual report on Form 10-K.

**FATE THERAPEUTICS, INC.**
**Annual Report on Form 10-K**
**For the Fiscal Year Ended December 31, 2025**

**TABLE OF CONTENTS**

# RISK FACTOR SUMMARY

*Below is a summary of the principal factors that make an investment in our common stock speculative or risky. This summary does not address all of the risks that we face. Additional discussion of the risks summarized in this risk factor summary, and other risks that we face, can be found below under the heading "Risk Factors" and should be carefully considered, together with other information in this Annual Report on Form 10-K and our other filings with the Securities and Exchange Commission (SEC) before making investment decisions regarding our common stock.*

- Our product candidates and programs represent novel therapeutic approaches to treating disease, and our product candidates may fail to demonstrate the safety, potency, durability, and efficacy necessary to support further development or commercialization, or may cause undesirable side effects or have other properties that could delay or halt their preclinical or clinical development, prevent their regulatory approval, limit their commercial potential or result in significant negative consequences. If we fail to complete the preclinical or clinical development of, or to obtain regulatory approval for, our product candidates on a timely basis or at all, our business would be significantly harmed.

- Development of our product candidates will require substantial additional funding, which, if available, may cause dilution to our stockholders, and without which we will be unable to complete preclinical or clinical development of, or obtain regulatory approval for, our product candidates. Additionally, we may not be able to secure adequate funding on acceptable terms or on a timely basis.

- The regulatory approval process for novel product candidates such as ours is particularly uncertain, and our product candidates could fail to receive regulatory approval from the FDA or a comparable foreign regulatory authority for many reasons, including disagreement with applicable regulatory authorities on the design or conduct of our clinical studies, on our interpretation of data from clinical studies, or on the methodologies for, and assessment of, comparability of different versions of a product candidate used in non-pivotal studies, pivotal studies and for intended commercial use, and disagreement with applicable regulatory authorities, changes in approval policies or regulations, or changes in positions, guidance or feedback communicated by applicable regulatory authorities, that render our preclinical or clinical data insufficient to support approval or otherwise negatively impact the potential approval of a product candidate.

- Our proprietary induced pluripotent stem cell (iPSC) product platform enables the production of next-generation product candidates, and we have multiple iPSC-derived cell product candidates currently undergoing clinical and preclinical development. We may elect to deprioritize or discontinue the clinical development of one or more of our product candidates for any number of reasons, including due to our prioritization of product candidates, data or results from our ongoing clinical trials, and the competitive therapeutic landscape for which our product candidates are being developed. In addition, one or more of our product candidates undergoing clinical development may have therapeutic potential in more than one disease area, and we may elect to prioritize clinical development in one disease area over another disease area.

- We use iPSC technology and gene-editing technology in the creation of our product candidates. If we are unable to use these technologies in the creation of our product candidates, our business would be significantly harmed.

- We may face delays in initiating, conducting or completing our clinical trials, including difficulties recruiting appropriate clinical trial investigators, enrolling patients in our clinical trials, or manufacturing adequate clinical supplies, and we may not be able to initiate, conduct or complete our clinical trials at all.

- We face significant competition in an environment of rapid technological change from other biotechnology and pharmaceutical companies, and our operating results will suffer if we fail to compete effectively, including with respect to the recruitment of patients and investigative sites to participate in our clinical trials.

- Initial, interim and preliminary data from our preclinical studies or clinical trials may change as more data becomes available and are subject to audit and verification procedures that could result in material changes in the final data. Furthermore, results from our ongoing or future clinical trials involving our product candidates may differ materially from initial, interim and preliminary data as well as previous study results.

- The manufacture and distribution of our product candidates is complex and subject to a multitude of risks. Additionally, the U.S. Food and Drug Administration (FDA) or foreign regulatory authorities may impose additional requirements on our manufacturing operations. These risks and requirements could substantially limit our supply of our product candidates and increase our costs, and the development and commercialization of our product candidates could be significantly delayed or restricted.

- Inadequate funding for the FDA, SEC, the National Institutes of Health and other government agencies, as well as changes in personnel and policy priorities at these agencies, could disrupt such agencies' operations and, in turn, hinder our ability to develop or commercialize new products in a timely manner or otherwise negatively impact our business.

- We have limited experience manufacturing our product candidates on a clinical scale, and no experience manufacturing on a commercial scale. Any failure to manufacture sufficient quantities of our product candidates consistently and at acceptable quality and costs may result in delays to our clinical development plans and impair our ability to obtain approval for, or commercialize, our product candidates and would materially and adversely affect our business.

- We depend on third-party suppliers, including sole source suppliers, for certain equipment and components used in the production of our product candidates, and the loss of suppliers could adversely impact our ability to conduct our clinical trials.

- We may face challenges recruiting and retaining key personnel due to labor market changes, availability of qualified candidates, and competition for employees from other companies.

- We may face cost fluctuations and inflationary pressures, including increases in prices of materials and costs of labor, which may adversely impact our operating performance, expenses, cash utilization and results.

- We depend on strategic partnerships and collaboration arrangements for the development and commercialization of certain of our product candidates in certain indications or geographic territories, and if these arrangements are unsuccessful or are terminated, this could result in delays and other obstacles in the development, manufacture or commercialization of any of our product candidates and materially harm our results of operations.

- We have a limited operating history, have incurred significant losses since our inception, and anticipate that we will continue to incur significant losses for the foreseeable future.

- If we are unable to protect our intellectual property or obtain and maintain patent protection for our technology and product candidates, other companies could develop products based on our technologies and discoveries, which may reduce demand for, or limit the commercial potential of, our products and harm our business.

- If we fail to comply with our obligations under our intellectual property license agreements, we could lose rights to our product candidates or key technologies.

- We may not be successful in obtaining or maintaining necessary rights to product components and processes for development or manufacture of our product candidates, which may cause us to operate our business in a more costly or otherwise adverse manner that was not anticipated.

- We may fail to obtain regulatory approval from the FDA or comparable foreign regulatory authorities for our product candidates, which would prevent or delay commercialization of our products.

- We do not have experience marketing any product candidates and do not have a sales force or distribution capabilities, and if our products are approved, we may be unable to commercialize them successfully.

- The commercial success of our product candidates will depend upon the degree of market acceptance by physicians, patients, third-party payers and others in the medical community and may require additional evidence to support the anticipated benefits, comparative risks, and costs.

- Security breaches, loss of data and other disruptions could compromise sensitive information related to our business and adversely impact our operations.

- Our principal stockholders and management own a significant percentage of our stock and may be able to exercise significant control over our company.

- Our stock price is subject to fluctuation based on a variety of factors.

- We currently qualify as a "smaller reporting company" and a "non-accelerated filer," and any decision on our part to comply with only certain reduced reporting and disclosure requirements applicable to such companies could make our stock less attractive to investors.

- Global economic and market conditions, any continued and prolonged public health emergency, global geopolitical tensions, including wars and other armed conflicts, or significant political, trade, economic or regulatory developments in the jurisdictions in which we may develop or commercialize our product candidates or conduct our operations, could adversely impact various aspects of our business, results of operations and financial condition, and could cause disruptions to our supply chain and the development and manufacture of our product candidates.

The summary risk factors described above should be read together with the text of the full risk factors below, in the section titled "Risk Factors", and the other information set forth in this Annual Report on Form 10-K, including our consolidated financial statements and the related notes, as well as in other documents that we file with the SEC. The risks summarized above or described in full below are not the only risks that we face. Additional risks and uncertainties not precisely known to us or that we currently deem to be immaterial may also materially adversely affect our business, financial condition, results of operations and future growth prospects.

# FORWARD–LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements that represent our intent, belief, or current expectations, and that involve risks and uncertainties, and other factors, as well as assumptions that, even if they never materialize or prove incorrect, could cause our results and the timing of certain events to differ materially from future results expressed or implied by such forward-looking statements. We make such forward-looking statements pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. All statements other than statements of historical facts contained in this Annual Report on Form 10-K are forward-looking statements. In some cases, you can identify forward-looking statements by words such as "anticipate," "believe," "contemplate," "continue," "could," "estimate," "expect," "intend," "may," "plan," "potential," "predict," "project," "seek," "should," "target," "will," "would," or the negative of these words or other comparable terminology or similar expressions. These forward-looking statements include, but are not limited to, statements about:

- our plans to research, develop and commercialize our product candidates;

- the initiation, timing, progress, size, duration, costs and results of our clinical trials and preclinical studies for our product candidates;

- our ability and timing to advance our product candidates in, and to successfully initiate, conduct, enroll and complete, clinical trials;

- the therapeutic differentiation and potential of our product candidates, and the disease indications for which we intend to develop our product candidates;

- the timing and likelihood of, and our ability to obtain and maintain, regulatory clearance of our Investigational New Drug (IND) applications for and regulatory approval of our product candidates;

- the potential of our technology platform, including our iPSC product platform, and our ability to leverage our platform in our research, development and commercialization activities for our product candidates;

- our ability to manufacture our product candidates for clinical development and, if approved, for commercialization, and the timing and costs of such manufacture;

- our ability to source clinical and, if approved, commercial materials and supplies used to manufacture our product candidates;

- the performance of third parties in connection with the development of our product candidates, including third parties conducting our clinical trials as well as third-party suppliers;

- our ability to attract, successfully partner with, and retain strategic collaborators with development, regulatory and commercialization expertise;

- the potential benefits of strategic collaboration agreements and our ability, and the ability of our collaborators, to successfully develop product candidates under the respective collaborations;

- our ability to obtain funding for our operations, including funding necessary to initiate and complete clinical trials of our product candidates;

- our ability to develop sales and marketing capabilities, whether alone or with actual or potential collaborators, to commercialize our product candidates, if approved;

- our ability to successfully commercialize our product candidates, if approved;

- the size and growth of the potential markets for our product candidates and our ability to serve those markets;

- regulatory developments and approval pathways in the United States and foreign countries for our product candidates;

- the potential scope and value of our intellectual property rights;

- our ability, and the ability of our licensors, to obtain, maintain, defend and enforce intellectual property rights protecting our product candidates, and our ability to develop and commercialize our product candidates without infringing the proprietary rights of third parties;

- our ability to recruit and retain key personnel;

- the accuracy of our projections and estimates regarding our expenses, capital requirements, cash utilization, revenues and need for additional financing;

- our ability to compete with rapidly evolving therapeutic technologies and respond to other developments relating to our competitors and our industry; and

- other risks and uncertainties, including those described under Part I, Item 1A. Risk Factors of this Annual Report on Form 10-K.

Any forward-looking statements in this Annual Report on Form 10-K reflect our current views with respect to future events or to our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under Part I, Item 1A. Risk Factors and elsewhere in this Annual Report on Form 10-K. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Except as required by law, we assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future.

This Annual Report on Form 10-K also contains estimates, projections and other information concerning our industry, our business, and the markets for certain diseases, including data regarding the estimated size of those markets, and the incidence and prevalence of certain medical conditions. Information that is based on estimates, forecasts, projections, market research or similar methodologies is inherently subject to uncertainties and actual events or circumstances may differ materially from events and circumstances reflected in this information. Unless otherwise expressly stated, we obtained this industry, business, market and other data from reports, research surveys, studies and similar data prepared by market research firms and other third parties, industry, medical and general publications, government data and similar sources.

*In this Annual Report on Form 10-K, unless the context requires otherwise, "Fate Therapeutics," "Company," "we," "our," and "us" means Fate Therapeutics, Inc. and its subsidiaries.*

**PART I**

**ITEM 1. Business**

**Overview**

We are a clinical-stage biopharmaceutical company dedicated to bringing a transformative pipeline of off-the-shelf cellular immunotherapies to patients.

We have pioneered a therapeutic approach that we generally refer to as cellular programming: we create and engineer human induced pluripotent stem cells (iPSCs) to incorporate novel synthetic controls of cell function; after the engineering step that incorporates multiple functional elements into the iPSCs, we generate a clonal master iPSC line for use as a renewable source of starting material for the manufacture of cell therapies; through the manufacturing process, we direct the fate of the clonal master iPSC line to produce our cell therapy product candidates that are uniform in composition. Analogous to master cell lines used to manufacture biopharmaceutical drug products such as monoclonal antibodies, we believe our proprietary clonal master iPSC lines can be used to mass produce multiplexed-engineered, cellular immunotherapies which have off-the-shelf and on-demand availability, and that can be administered alone or in combination with standard-of-care therapies, to make cell therapies accessible to all.

Utilizing our iPSC product platform, we are developing off-the-shelf, multiplexed-engineered T-cell and natural killer (NK) cell product candidates which are selectively designed and incorporate novel synthetic controls of cell function to uniquely enhance the therapeutic capacity of the drug product to deliver multiple therapeutic mechanisms to patients. We have a pipeline of iPSC-derived, chimeric antigen receptor (CAR)-targeted T-cell and NK cell product candidates currently under development:

| Program | CAR/Antigen Target | Indication | Research | Preclinical | Phase 1 (NCT#) | Partner |
|---|---|---|---|---|---|---|
| **Autoimmunity** | | | | | | |
| FT819 (RMAT) | CD19 | Systemic Lupus Erythematosus (SLE) | | FT819-102 | NCT06308978 Enrolling | CIRM |
| | | Systemic Sclerosis (SSc) | | FT819-102 | | |
| | | ANCA associated Vasculitis (AAV) | | FT819-102 | | |
| | | Idiopathic Inflammatory Myopathies (IIM) | | FT819-102 | | |
| FT839 (NxG) | CD19/CD38/CD20 | Pan-Indication w/o LCC | IND enabling studies | | | |
| FT522 | CD19/CD20 | Pan-Indication w/o LCC | | FT522-102 | | |
| **Oncology** | | | | | | |
| FT825 | HER2/EGFR | Solid Tumor (s) | | FT825-101 | NCT06241456 Enrolling | ONO PHARMACEUTICAL CO.,LTD. |
| Undisclosed | Undisclosed | Solid Tumor (s) | Research extended thru June 2026 | | | |
| FT836 (NxG) | MICA/B/EGFR/HER2 | Pan-Indication (Solid w/o LCC) | | FT836-101 | NCT07216105 Enrolling | CIRM |
| FT836 (NxG) | MICA/B/CD38 | Multiple Myeloma (Heme) | | FT836 IIT | NCT07216105 Not yet enrolling | |
| FT839 (NxG) | CD19/CD38/BCMA/GPRC5D | Pan-Indication (Heme) w/o LCC | IND enabling studies | | | |

RMAT: FDA Regenerative Medicine Advanced Therapy (RMAT) received in SLE
LCC: Lympho-conditioning chemotherapy
NxG= Next-generation CAR T cell product
US rights to all products

T Cell    NK Cell

**Our Approach**

The use of human cells as therapeutic entities has disease-transforming potential across a broad spectrum of severe, life-threatening diseases. One particular form of cell therapy, CAR T-cell therapy, has emerged as a revolutionary and potentially curative treatment for patients with certain hematologic malignancies. In fact, multiple CAR T-cell therapies have now been approved by the United States Food and Drug Administration (FDA) for a number of disease indications, including relapsed / refractory B-cell malignancies and relapsed / refractory multiple myeloma. Additionally, several groups have demonstrated use of CAR T-cell therapy for the treatment of autoimmune diseases including systemic lupus erythematosus, idiopathic inflammatory myositis, systemic sclerosis, and myasthenia gravis.

Cell therapies approved for commercialization, as well as those undergoing clinical development, today most often rely on the use of autologous, or a patient's own, cells and are generally only available for patient treatment at a limited number of specialized medical centers. Sourcing, engineering, expanding and delivering cells patient-by-patient is logistically complex and expensive, resource intensive, and challenging to manufacture as the drug product is often heterogeneous in consistency with batch-to-batch variability. Furthermore, the widespread use of viral vectors to deliver genetic information into the patient's T cells continues to raise long-term safety concerns. Significant hurdles remain to ensure that autologous cell therapies can be consistently manufactured and reliably delivered at the scale necessary to support broad patient access. While donor-derived allogeneic cell therapies offer some solutions, challenges remain with respect to uniformity of the engineered drug product, limited ability to incorporate multiple functions through engineering, reduced capabilities to scale the manufacture process, and donor-to-donor variability.

We believe iPSCs, which possess the unique dual properties of unlimited self-renewal and differentiation potential into all cell types of the body, can be used to overcome key limitations inherent to the manufacture, development and commercialization of today's cell therapies. We have established a proprietary iPSC product platform and have amassed significant internal expertise in the production of off-the-shelf, multiplexed-engineered, T-cell and NK cell product candidates for therapeutic use. Our proprietary iPSC product platform includes: generating, engineering, isolating and characterizing single-cell iPSC clones; creating, qualifying, and cryopreserving clonal master iPSC lines; differentiating clonal master cell iPSC lines to produce T cells and NK cells at scale; and cryopreserving and storing these T cells and NK cells under conditions that support multi-year stability. Our cell product candidates can be mass-produced at significant scale in a cost-effective manner, are well-defined and uniform in composition, and can be stored in inventory and delivered off-the-shelf to maximize patient reach and accessibility. Our proprietary iPSC product platform is supported by an intellectual property portfolio of over 600 issued patents and 550 pending patent applications.

We operate a 40,000+ square foot fully integrated Good Manufacturing Practice (GMP) facility for manufacturing of our iPSC-derived CAR T-cell and CAR NK cell product candidates that is intended to support all phases of clinical development as well as initial commercialization. We believe our therapeutic approach is highly differentiated and has the potential to overcome numerous challenges associated with today's cell therapies, address significant unmet need, and broadly deliver transformative medical benefits for patients.

**Our Strategy**

Our mission is to bring off-the-shelf cellular immunotherapies with disease-transforming potential initially to patients with autoimmune diseases and cancer. The key pillars of our strategy include:

- **Establish therapeutic differentiation with FT819 for the treatment of Systemic Lupus Erythematosus (SLE) with and without lupus nephritis.** Autoimmune diseases affect organs throughout the body and are often characterized by the presence of auto-antibodies, which are produced by aberrant B cells and can attack healthy cells and tissues. The chronic and debilitating nature of these diseases results in substantial medical expenses and a low quality of life, creating a significant burden for patients, their families and the health care system. Current treatment options for SLE, with or without lupus nephritis, include corticosteroids, immunosuppressive medications, and biologics; however, these treatments often require long-term use, are associated with life-threatening side effects, and fail to provide adequate disease control.

  We believe FT819, our off-the-shelf, iPSC-derived, CD19-targeted CAR T-cell product candidate, designed to balance safety and efficacy, has the potential to eliminate disease-causing B cells, enable reconstitution of a healthy immune cell compartment, and induce complete and durable responses in B cell-mediated autoimmune diseases. This approach is supported by a ground-breaking academic clinical study published in *Nature Medicine* in September 2022, in which patients with SLE received intensive conditioning chemotherapy, consisting of multi-day dosing of cyclophosphamide (Cy) and fludarabine (Flu), followed by an investigational autologous CD19-targeted CAR T-cell therapy. The treatment induced rapid B-cell depletion and elimination of auto-antibody production, leading to clinical remission. Recovery of a naïve B-cell compartment occurred several months after treatment, enabling an "immune rebalance" without signs of humoral autoimmunity for the first five patients.

  We are currently conducting a multi-center, Phase 1 clinical trial of FT819 for the treatment of moderate-to-severe SLE, with treatment sites in the United States, United Kingdom (U.K.), and European Union (EU). In contrast to treatment with autologous CAR T-cell therapy, patients enrolled in our Phase 1 clinical study are not required to undergo apheresis, are treated with a less intense flu-free conditioning regimen and receive FT819 on-demand without discontinuing their current treatment, which increases patient accessibility and reach. In addition, our Phase 1 clinical trial includes the opportunity for patients to receive FT819 as an add-on to current maintenance therapy in the absence of conditioning chemotherapy, an approach that combines the potency of a CAR T cell with the availability and accessibility of traditional medicine.

  In April 2025, we were granted regenerative medicine advanced therapy (RMAT) designation by the FDA for FT819 to treat moderate-to-severe SLE. The RMAT designation was established under the 21st Century Cures Act to expedite the development and review of regenerative medicine therapies for serious or life-threatening diseases or conditions. Our RMAT application included initial clinical safety and activity data from patients treated with FT819 in its ongoing multi-center, Phase 1 clinical trial. We plan to pursue differentiated treatment approaches, including treatment of patients in community settings without hospitalization, and novel registrational strategies with the FDA under its RMAT designation. We received authorization from the Medicines and Healthcare products Regulatory Agency (MHRA) in August 2025 and from the European Medicines Agency (EMA) in October 2025 to initiate clinical trials of FT819 in the U.K. and EU, respectively. We plan to continue to expand our clinical investigation outside of the United States in 2026. We believe our therapeutic approach with FT819 and its accessibility is highly differentiated and may offer a more convenient and favorable experience for patients, including outpatient treatment. We intend to continue the regulatory development of FT819 in SLE, with the submission of a Phase 2 registration-enabling clinical protocol in lupus nephritis and subsequently investigate the potential of FT819 as a treatment for extrarenal lupus in a second trial, with the ultimate goal to advance to biologics license application (BLA) filing over the course of the next several years.

- **Expand the clinical footprint of our iPSC product platform within the field of autoimmunity, including initiating clinical investigations in additional B cell-mediated autoimmune diseases.** The prevalence of autoimmune diseases is both widespread and growing, with over 80 known autoimmune diseases affecting up to 8% of the U.S. population. Since the targeting and deep depletion of B cells may be a key mechanism of action to enable an immune rebalance and durable clinical responses across autoimmune diseases, we plan to expand our clinical investigation of FT819 within the field of autoimmunity. In December 2024, we reached agreement with the FDA to allow for the clinical investigation of additional B cell-mediated autoimmune diseases under our current Phase 1 clinical trial of FT819. In February 2025, we amended our clinical protocol to include three additional diseases: anti-neutrophil cytoplasmic antibody-associated vasculitis (AAV), idiopathic inflammatory myositis (IIM), and systemic sclerosis (SSc). With completion of the dose-escalation cohort for the second dose level (900 million cells) in SLE, we have initiated dose-expansion cohorts in SSc, AAV and IIM. In October 2025, we treated our first SSc patient and are pursuing the treatment of additional patients. We believe the independent assessment of multiple B cell-mediated autoimmune diseases under one Phase 1 basket study enables the most cost-effective and efficient pathway for broad clinical development.

In October 2024, a new investigational new drug (IND) application was allowed by the FDA to initiate clinical development of FT522, our off-the-shelf, CD19-targeted CAR NK cell product candidate, for the treatment of certain B cell-mediated autoimmune diseases.

We believe there is a significant opportunity to combine, in the absence of conditioning chemotherapy, FT522 with CD20 or CD38 targeted antibodies to drive deeper B-cell depletion, and achieve higher rates of clinical remissions, for the treatment of autoimmune diseases. FT522 incorporates a proprietary high-affinity, non-cleavable CD16 (hnCD16) Fc receptor, which has two differentiated features designed to synergize with monoclonal antibody therapy and augment antibody-dependent cellular cytotoxicity (ADCC): a high-affinity homozygous 158V variant to promote binding to the Fc domain of IgG antibodies, and a modification to block its cleavage and down-regulation upon receptor activation. In addition, FT522 is our first product candidate that incorporates our novel Alloimmune Defense Receptor (ADR) technology, which is designed to reduce or eliminate the need for administration of intense conditioning chemotherapy to patients receiving cellular immunotherapy. These attributes may create therapeutic differentiation for FT522 by enabling a more favorable safety profile, treatment in the community setting, and a broader commercial opportunity. We continue to evaluate opportunities and timelines for the clinical development of FT522 in autoimmune diseases.

- **Design and develop off-the-shelf, multiplexed-engineered CAR T-cell immunotherapies that incorporate multiple novel mechanisms of action for the treatment of solid tumors.** While autologous CAR T-cell therapies have emerged as highly effective treatments for patients with relapsed / refractory hematologic malignancies, adoption of FDA-approved CAR T-cell therapy has been relatively modest to date due to complex logistics, high cost, and toxicities that necessitate administration only in specialized centers with intensive care units, as compared to more accessible outpatient infusion centers and community hospitals. In addition, successful development of autologous CAR T-cell therapies for the treatment of solid tumors has been hampered by on-target, off-tumor toxicities, inefficient CAR T-cell trafficking to the tumor, and modest efficacy. Today, there are no FDA-approved CAR T-cell therapies for the treatment of solid tumors.

We are currently advancing CAR T-cell product candidates that incorporate multiple novel synthetic controls selectively designed to overcome key mechanisms that limit CAR T-cell safety and efficacy in treating solid tumors. For example, our first multiplexed-engineered CAR T-cell product candidate for the treatment of solid tumors is FT825, which is currently undergoing Phase 1 clinical investigation in collaboration with Ono Pharmaceutical. FT825 incorporates seven novel synthetic controls of cell function including a novel binding domain targeting human epidermal growth factor receptor 2 (HER2), which is derived from a cancer-specific monoclonal antibody and has been shown in preclinical studies to overcome on-target, off-tumor toxicities by preferentially recognizing tumor-associated variants of HER2. FT825 also incorporates a novel synthetic CXCR2 receptor to promote effector cell trafficking to the tumor site, a novel synthetic TGFβ receptor to resist immunosuppressive signals in the tumor microenvironment, and our proprietary hnCD16 Fc receptor to support targeting of additional cancer antigen when combined with therapeutic antibodies.

As part of our next-generation CAR T-cells program, we have developed FT836, an innovative off-the-shelf CAR T-cell product candidate targeting major histocompatibility complex (MHC) proteins A (MICA) and B (MICB). While the expression of MICA/B cell-surface stress proteins is uniquely detectable across many types of cancer cells with limited expression on healthy tissue, the proteolytic cleavage and shedding of MICA/B is a common mechanism of tumor escape. We have designed FT836 to target a specific domain of MICA/B that is resistant to shedding as a potential pan-tumor targeting strategy. FT836 incorporates a total of 9 edits that in addition to its CAR targeting MICA/B include hnCD16 that enables ADCC when combined with therapeutic monoclonal antibodies, complementing CAR specificity and providing additional antigen / immune cell coverage, and Sword & Shield™ technology to avoid the need for conditioning chemotherapy. We believe the novel targeting strategy of FT836 coupled with its ability to be combined with standard-of-care treatment regimens, such as therapeutic monoclonal antibodies, can significantly improve patient outcomes in the treatment of solid tumors while also supporting broad patient accessibility.

In a similar manner of targeting disease state in a broad and specific manner, FT839 is our second next-generation CAR T-cell program, designed to overcome the accessibility and safety limitations of autologous CAR T-cell platforms while addressing the need to broadly target the complex immune drivers of autoimmune diseases and hematological malignancies. FT839 expresses two distinct CARs targeting the B-cell lineage marker CD19 and the immune activation marker CD38, which is often found on aberrant T, NK and B cells. FT839 incorporates a total of 13 edits that include CD3 Fusion Receptor which provides additional antigen / immune cell subset targeting in combination with T cell engagers, hnCD16 that enables ADCC when combined with therapeutic monoclonal antibodies to complement CAR specificity to provide additional antigen / immune cell coverage, and Sword & Shield technology to avoid the need for conditioning chemotherapy. We believe there is significant opportunity to develop off-the-shelf CAR T-cell therapies that incorporate multiple therapeutic mechanisms of action and can be combined with standard-of-care treatment regimens to significantly improve patient outcomes in the treatment of many diseases.

- **Discover and incorporate novel synthetic controls of cell function into our iPSC product platform that significantly improve the patient experience, expand patient reach, and enhance therapeutic differentiation.** Conditioning chemotherapy is one of the most significant barriers that limit patient reach and disease application of cellular immunotherapy. Conditioning chemotherapy often results in severe blood cell deficiencies and related toxicities, requiring administration in large tertiary care facilities. We are exploring the integration of novel synthetic controls of cell function into our iPSC product platform that may enable our off-the-shelf, iPSC-derived cell product candidates to be administered without intense conditioning chemotherapy and in the community setting on an outpatient basis.

  For example, our next-generation CAR T-cell programs, FT836 and FT839, incorporate the novel Alloimmune Defense Receptor (ADR) technology, which is designed to reduce or eliminate the need for administration of intense conditioning chemotherapy to patients receiving cellular immunotherapy. ADR targets the cell surface receptor 4-1BB (CD137), a member of the tumor necrosis factor receptor superfamily that is upregulated on activated CD4+, CD8+, and regulatory T-cells as well as activated NK cells of the host immune system. The ADR receptor is designed to (a) selectively recognize and destroy alloreactive host immune cells, (b) maintain other components of the host immune system to preserve hematopoietic cell function, and (c) activate the product candidates to enhance their potency and persistence. Published preclinical studies have shown that ADR-armed allogeneic cells are protected from both T- and NK-cell mediated rejection, providing proof-of-concept that ADR-armed allogeneic cells can persist and function in immunocompetent patients.

  In addition to our ADR technology, we have also begun to incorporate the knock-out of CD58 into our iPSC product platform, which we collectively refer to as our Sword & Shield technology, to both target and evade host alloreactive immune cells. In preclinical studies, we have shown that iPSC-derived Sword & Shield CAR T cells demonstrated functional persistence and durable anti-tumor activity, indicating the potential of Sword & Shield CAR T cells to thrive without administration of conditioning chemotherapy. We believe that the use of a more tolerable treatment paradigm for cellular immunotherapies may significantly improve the patient experience, expand patient reach, and enhance our therapeutic differentiation.

- **Selectively share our proprietary iPSC product platform with strategic partners.** The research, development and commercialization of cell therapies for the treatment of human diseases is rapidly expanding. We believe we are well positioned to form partnerships with third parties seeking to develop and commercialize iPSC-derived cell therapies for the treatment of human diseases. For example, we are collaborating with Ono Pharmaceutical to research and develop off-the-shelf, multiplexed-engineered, iPSC-derived CAR T-cell and CAR NK cell product candidates for the treatment of solid tumors. We will continue to seek partnerships with companies and institutions for the research, development and commercialization of iPSC-derived cell therapies for the treatment of human diseases.

**Our Off-the-shelf, Multiplexed-engineered, iPSC-derived Cellular Immunotherapy Pipeline**

*FT819: CAR T-cell Program*

FT819 is our first iPSC-derived CAR T-cell product candidate and, to our knowledge, is the first-ever iPSC-derived CAR T-cell product candidate to undergo clinical investigation in the world. FT819 incorporates two novel synthetic controls of cell function that balance CAR safety and activity: a novel 1XX CAR construct inserted directly into the T-cell receptor (TCR) alpha chain (TRAC) locus that targets CD19; and the complete disruption of TCR expression for the prevention of graft-versus-host disease (GvHD), a potentially life-threatening complication associated with donor-derived T-cell therapy. Together, these features of FT819 are designed to induce antigen-specific cytotoxicity, enhance CAR activity through TRAC-regulated expression, mitigate risk of GvHD and reduce the potential risk for CAR-driven toxicity.

Published preclinical data have shown that directing a CD19-specific CAR to the TRAC locus resulted in uniform CAR expression in human peripheral blood T cells, enhanced T-cell potency, and delayed effector T-cell differentiation and exhaustion, and that CAR T-cells utilizing a novel 1XX CAR signaling domain exhibited enhanced antitumor activity, persistence and long-term cytotoxicity as well as a decrease in T-cell exhaustion. In preclinical studies, we have shown that iPSC-derived TCR-CAR+ CAR T cells targeting CD19:

- displayed antigen-specific anti-tumor potency *in vitro*, including cytokine release and targeted cellular cytotoxicity, comparable to peripheral blood CD19-specific CAR T cells;

- did not respond or proliferate against HLA-mismatched (CD19 negative) peripheral blood mononuclear cells as targets in a mixed lymphocyte reaction, indicating the risk of GvHD is alleviated;

- controlled tumor progression *in vivo* comparable to peripheral blood CD19-specific CAR T cells in a preclinical xenograft model of acute lymphoblastic leukemia; and

- enhanced tumor clearance and durable control of leukemia *in vivo*, as compared to primary CAR19 T cells, in a xenograft mouse model of disseminated lymphoblastic leukemia.

*B Cell-mediated Autoimmune Diseases*

We assessed the safety, pharmacokinetics, and activity of FT819 in patients with relapsed / refractory B-cell malignancies (BCM) in a Phase 1 study (NCT04629729), and we believe the clinical and translational data from the Phase 1 study demonstrated a preferable tolerability profile as well as proof-of-concept for the treatment of patients with autoimmune diseases, where multiple mechanisms implicated in generating an immune rebalance in patients with B cell-mediated autoimmune diseases were observed:

- 43 heavily pre-treated patients (B-cell lymphoma, n=25; chronic lymphocytic leukemia, n=12; and acute lymphocytic leukemia, n=6) were treated with conditioning chemotherapy and a single dose of FT819 across five dose levels ranging from 90 million cells to 1 billion cells. The safety and tolerability profile of FT819 was favorable, with no dose-limiting toxicities (DLTs), no events of any grade of immune effector-cell associated neurotoxicity syndrome (ICANS) or GvHD, and low incidence (14%) of only low-grade cytokine release syndrome (CRS). There were no study discontinuations or deaths related to FT819.

- Blood samples taken from 23 patients treated for relapsed / refractory B-cell lymphoma (BCL) showed rapid and deep CD19+ B-cell depletion, with sustained suppression of B cells, in the periphery during the initial 30-day period following administration of conditioning chemotherapy and FT819;

- Patient case studies demonstrating secondary and tertiary tissue trafficking, infiltration, and activity of FT819, with complete elimination of CD19+ cells in tissue;

- Patient case studies of plasma cell depletion and B-cell reconstitution showing recovery of naïve and immature phenotypes, with little to no recovery of activated memory B cells or plasmablasts; and

- Patient case studies demonstrating the capacity of FT819 to induce rapid, deep, and sustained B-cell depletion without the use of fludarabine as a conditioning agent.

We are currently conducting a multi-center, Phase 1 clinical trial to evaluate the safety, pharmacokinetics, and anti-B cell activity of FT819 in patients with moderate to severe SLE, including those with active lupus nephritis (LN) or active extrarenal lupus (NCT06308978). The Phase 1 autoimmunity study consists of two cohorts consisting of (i) Regimen A, where FT819 is co-administered with a fludarabine (flu)-free conditioning regimen, consisting of either cyclophosphamide alone or bendamustine alone or (ii) Regimen B, where FT819 is administered in the absence of conditioning to patients on standard-of-care maintenance therapy (Conditioning-free Regimen). In February 2024, we were awarded $7.9 million from the California Institute for Regenerative Medicine (CIRM) to support the clinical investigation of FT819 for the treatment of moderate to severe SLE.

As of a November 25, 2025 data cutoff date, 12 SLE patients were treated at 5 enrolling clinical sites, with 14 clinical sites activated in total (11 in the United States and 3 in the U.K.). Baseline characteristics were consistent with a high disease burden patient population:

- median SLE duration was 8.7 years, median 7 prior therapies;
- median Systemic Lupus Erythematosus Disease Activity Index 2000 (SLEDAI-2K) score was 14 (range 8-20);
- mean Physician Global Assessment (PGA) score 2.3±0.4; and
- mean Functional Assessment of Chronic Illness Therapy Fatigue (FACIT-Fatigue) score 23±13.

As of an October 22, 2025 data cutoff date, 10 treated SLE patients had ≥ 1 month follow up, with 6 of the 10 patients having active lupus nephritis. Preliminary data in Regimen A (with patients receiving a single FT819 dose after pretreatment with either a single dose of cyclophosphamide or two doses of bendamustine) showed mean SLEDAI-2K scores across both dose levels (DL1, 360 million cells; DL2, 900 million cells) decreased progressively from baseline:

- DL1 SLEDAI-2K score decreased from a mean of 15.2 (n=5) at baseline to a mean of 10.7 at month 3 (n=2), and to a mean of 6 at month 6 (n=2), representing mean percent drops of 50% and 70%, respectively; and
- DL2 SLEDAI-2K score decreased from a mean of 14.3 (n=3) at baseline to a mean of 6 at month 3 (n=2) and to 4 at month 6 (n=1), representing mean percent drops of 65% and 78%, respectively.



Durable (≥18 month) SLE disease remission and complete renal response in LN patients with single dose of FT819 with less intensive conditioning1,3
✓ Decrease in disease burden with less intensive conditioning chemotherapy is uniquely demonstrated
✓ Completed dose escalation and now enrolling in DL1 & DL2 expansion
✓ No DLT, CRS, GvHD or ICANS across 2 dose levels
✓ Reduced hospitalization, increasing patient accessibility
✓ On-demand CAR T-cell delivery is enabled by scalable manufacturing from a master cell bank
Individual Patient SLEDAI-2K Scores
SLEDAI-2K Score
Regimen A
Dose Level 1 (n=5)
Dose Level 2 (n=3)
Study Timeline (Months)
Mean SLEDAI-2K Scores
Mean SLEDAI-2K Score
Mean % Change From BL in SLEDAI-2K Scores
Mean Change from BL in SLEDAI-2K Score (%)
Individual Patient UPCr Values
UPCr (mg/mg)
Dose Level 1 (n=4)
Dose Level 2 (n=1)
Mean PGA Scores
Mean PGA Score
Regimen A (n=8)
Mean FACIT-Fatigue Scores
Mean FACIT-Fatigue Score (0-52)
No fatigue
Healthy
Severe fatigue
1. Jelcic, et al. Blood. Vol 146, Sup 1, 2025
2. https://clinicaltrials.gov/study/NCT06308978 (ClinicalTrials.gov)
3. Data cutoff 22nd Oct 2025; Error graphed as SEM where appropriate


Translational data from patients treated in Regimen A demonstrated that FT819 elicited rapid and deep depletion of B cells and promoted immune remodeling resulting in the repopulation of naïve B cell subsets (see below). The data further suggests that dose level 2 may support a longer nadir of B cell depletion and that FT819 has the capacity to traffic to secondary and tertiary tissues, where pathology often resides, and to eliminate CD19+ B cells.



**Effective depletion of pathogenic B cell populations & replacement with naïve subsets to normal levels[1-3]**

- ✓ Deep and enduring elimination of peripheral blood B cell subsets and plasmablasts populations
- ✓ Clinical demonstration of B cell compartment remodeling followed by the re-emergence of naïve B cell states from bone marrow[1]
- ✓ Complete B cell elimination in nasopharyngeal lymphoid tissues within 2 weeks following DL2 treatment with FT819 (N=2)

1. Jelcic, et al. Blood. Vol 146, Sup 1, 2025
2. https://clinicaltrials.gov/study/NCT06308978 (ClinicalTrials.gov)    3. Data cutoff 22nd Oct 2025

As of an October 22, 2025 data cutoff date, clinical SLEDAI-2K (excluding anti-dsDNA and complement) of 0 was achieved in 5 out of 10 patients, two of whom had resumed an immunosuppressive agent that had previously failed to achieve a clinical SLEDAI-2K of 0 prior to FT819. Two lupus nephritis patients had greater than 3-month follow up, with both achieving complete renal response (CRR) at 2 months and 6 months, respectively. FACIT-fatigue scores improved meaningfully for all patients who had more than one assessment. B-cell depletion was observed, with reconstitution towards predominately naïve cells within the first 3 months. There were no observed dose limiting toxicities, and no Grade >2 CRS, ICANS, or GvHD were reported. All patients were treated with FT819 that was available on-demand.

In addition to Regimen A, where FT819 is co-administered with a less-intensive fludarabine (flu)-free conditioning regimen, we are also enrolling patients in Regimen B, where FT819 is administered in the absence of conditioning to patients on standard-of-care maintenance therapy (Conditioning-free Regimen). While reducing the conditioning chemotherapy regimen in Regimen A represents a significant advancement in the treatment of autoimmune patients with CAR T cells, we believe patient accessibility to and demand for CAR T cells will be further enhanced with the complete elimination of conditioning chemotherapy. As of the October 22, 2025 data cutoff date, two patients were treated in Regimen B at dose level 1 of single dose of 360 million cells. As depicted in the figure below, preliminary data showed FT819 as add-on to maintenance therapy has the potential to support improvement in disease activity, independent of conditioning chemotherapy, while continuing to show a tolerable safety profile. Following the initial positive observations, we are continuing to pursue Regimen B by completing dose level 1, escalating to dose level 2 of 900 million cells and expanding treatment to Regimen D, where FT819 is dosed twice within the treatment cycle on Day 1 and 15. Regimens B and D are also being planned to be applied to other autoimmune diseases in the Phase 1 trial. We believe the safety, activity and availability profile of FT819 has the potential to provide a differentiated therapy, combining the potency of a CAR T cell with the availability of traditional biologics.



Sustained Response in SLE Achieved by FT819 without Lympho-Conditioning (Regimen B)
SLEDAI-2K composition scores per patient at baseline (pre-FT819) and at specified study time points1-4
SLEDAI-2K(N=2)
SLEDAI-2K Score
BL 1M 3M 6M 9M 12M 15M
PGA (N=2)
PGA Score
DL1: 360M cells
B1-DL1
B2-DL1
Arthritis
Hematuria
Proteinuria
Pyuria
Rash
Alopecia
Pleurisy
Low complement
Leukopenia
Mucosal ulcers
Increased DNA binding
BL = baseline; D = Day; DL= dose level; M = month; SLEDAI-2K = Systemic Lupus Erythematosus Disease Activity Index 2000. PGA = Physician global assessment. Data cutoff date 25th September 2025
✓ Two patients treated with a one-time dose of FT819 (DL1; 360M) as an add on therapy show disease activity improvement absent of any conditioning chemotherapy
✓ B cell elimination and clonal repertoire remodeling in the absence of lympho-conditioning
✓ No DLT, CRS, GvHD or ICANS as of data cutoff.
1. Fazeli P, et al. Arthritis Rheumatol. 2025; 77 (suppl 9).
2. Tuncel J, at al. Arthritis Rheumatol. 2025; 77 (suppl 9).
3. https://clinicaltrials.gov/study/NCT06308978 (ClinicalTrials.gov)
4. Data cutoff 25th Sep 2025


The multi-center, Phase 1 clinical trial of FT819 (NCT06308978) also includes systemic sclerosis (SSc), antineutrophil cytoplasmic antibody-associated vasculitis (AAV), and idiopathic inflammatory myositis (IIM). In the U.S. the prevalence of SSc is greater than 85,000 patients with significant unmet medical need. Currently, there are no existing cures or single disease-modifying treatments to stop or reverse the overall progression of SSc disease. In October 2025, we treated our first SSc patient with FT819. The first patient, a 31-year-old woman diagnosed with SSc six years ago who has refractory disease, despite having been treated with multiple standard-of-care therapies, received fludarabine-free conditioning followed by a single dose of FT819 at 900 million cells. The patient was discharged after a three-day hospital stay without any notable adverse events. Enrollment is now ongoing in dose-expansion cohorts in SSc, AAV and IIM.

***FT825: CAR T-cell Program***

FT825 is our first iPSC-derived CAR T-cell product candidate for the treatment of solid tumors being developed in collaboration with Ono Pharmaceutical. The use of autologous CAR T-cell therapies for the treatment of solid tumors has been hampered by tumor-associated antigen heterogeneity, inefficient CAR T-cell trafficking to the tumor, immunosuppression inherent to the tumor microenvironment, and differentiating tumor-associated antigen expression between tumor and normal tissue. To date, there are no FDA-approved CAR T-cell therapies for the treatment of solid tumors. FT825 is specifically designed to overcome these challenges in treating solid tumors, and incorporates seven novel synthetic controls of cell function: a 1XX CAR construct inserted directly into the TRAC locus that is armed with a novel human epidermal growth factor receptor 2 (HER2) binding domain designed to preferentially target tumor cells; a novel high-affinity 158V, non-cleavable CD16 (hnCD16) Fc receptor that has been modified to prevent its down-regulation and to enhance antibody-dependent cellular cytotoxicity (ADCC); a synthetic IL-7/IL-7 receptor fusion (IL-7RF), a potent cytokine complex that is intended to promote T-cell stemness; a synthetic CXCR2 receptor to promote cell trafficking; a synthetic TGFβ receptor to redirect immunosuppressive signals in the tumor microenvironment; the complete elimination of CD38 expression to promote persistence and function in high oxidative stress environments; and the complete disruption of TCR expression for the prevention of GvHD.

While HER2-directed therapies, such as trastuzumab (*Herceptin*) and trastuzumab deruxtecan (*Enhertu*), are effective in treating HER2-positive cancers, widespread HER2 expression in normal epithelial tissue can lead to significant on-target, off-tumor toxicities. In our recent publication we demonstrated FT825's novel HER2 binding domain exhibiting robust, dose-dependent cytolytic activity *in vitro* against both HER2-high and HER2-low cell lines from multiple tumor types, and showed a highly selective and differentiated targeting profile *in vitro* against HER2-expressing cancer cell lines versus healthy tissue in comparison to other HER2-directed agents such as trastuzumab (see figure below, Figure 2 from publication DOI: 10.1016/j.stem.2025.05.007).

A
H2CasMab-2
Trastuzumab (4D5)
Spacer/ Hinge
CD28 TM/ Costim
CD3ζ
2A
mThy1.1
Trastuzumab
H2CasMab-2
97.0
95.5
Count
mThy1.1
vs
or
HER2High Tumor (Panels C & E)
• SKBR3
• BT474 Cl 5
• OE19
• SKOV3
HER2+ Normal (Panels D & F)
• MCF10A
• Met-5A
• BEAS-2B
• THLE2
• SV-HUC1
• HTR-8/SVneo
B
Isotype
OE19
BT474 Cl5
Isotype
MCF10A
Met-5A
SKBR3
% of max
HER2 (4D5)
C
HER2High - tumor
Trastuzumab
H2CasMab-2
SKBR3
BRCA
BT474 (Clone 5)
BRCA
OE19
ESCA
% Cytolysis
Effectors added
Hours
Area under the curve (% cytolysis x hours)
D
HER2+ - normal
MCF10A
Breast
MeT-5A
Mesothelium
****
E
Unstained
BEAS-2B
THLE-2
SV-HUC1
HTR-8/ SVneo
SKOV3
HER2 (4D5)
% of max
F
HER2High - tumor
SKOV3
OVCA
G
HER2+ - normal
BEAS-2B
Bronchi
THLE-2
Liver
SV-HUC1
Ureter
HTR-8/SVneo
Placenta

**Figure 2. Differential targeting of tumor rather than normal HER2-expressing cells via H2CasMab-2 CAR**

(A) HER2-based cell cytotoxicity (1:1) E:T of primary CAR T cells expressing either trastuzumab (4D5, red) or H2CasMab-2-based (blue) CARs was evaluated on HER2[High] tumor (C and F) and HER2[+] normal (D and G) cell targets. An overview of each HER2 CAR construct is shown, along with representative flow cytometry for banked trastuzumab and H2CasMab-2-based primary CAR T cells.

(B and E) HER2 expression on the indicated normal and tumor-derived cell lines was determined by flow cytometry.

(C and F) Cytotoxicity on the indicated HER2[High] tumor cell lines.

(D and G) Cytotoxicity on the indicated HER2[+] normal cell lines.

Results shown in (C), (D), (F), and (G) are representative of 2–4 independent PBMC donors and displayed as mean ± SEM. Target alone control cultures are shown in gray. Area under the curve analyses are displayed beneath each respective cytolysis trace. Significance was determined by unpaired, two-tailed t test; **** $p < 0.0001$. Individual cell line and indication or tissue derivation are noted.

We believe the cancer selectivity of FT825's novel HER2 binding domain is attributable to its derivation from a cancer-specific monoclonal antibody $H_2$CasMab-2, which has been shown to differentially and preferentially recognize both locally misfolded HER2

and p95 truncation variants of HER2. FT825 also exhibited enhanced trafficking and resistance to TGFβ-induced suppression *in vitro*. In addition to its CAR-mediated anti-tumor activity against HER2, co-activation of the product candidate's hnCD16 Fc receptor through combination with monoclonal antibody therapy showed enhanced anti-tumor activity (see figure below, Figure 5 from publication DOI: 10.1016/j.stem.2025.05.007).



**Figure 5. hnCD16 enables potent and flexible multi-antigen targeting by H2-7E iT**

(A) Experimental design to evaluate *in vitro* ADCC activation of H2-7E iT compared with hnCD16neg CAR iT cells (TRAC: HER2 CAR/IL-7RF) with HER2High and HER2Low target cells.

(B–E) EGFR expression, as determined by flow cytometry, on HER2High SKOV3 and HER2Low PC3 cells (B). The anti-tumor efficacy of (C) H2-7E iT or (D) hnCD16neg CAR iT cells with or without anti-HER2 or anti-EGFR antibody was evaluated versus HER2High SKOV3 target cells (1:1) E:T via xCELLigence RTCA. The anti-tumor efficacy of H2-7E iT with or without anti-EGFR antibody against HER2Low PC3 target cells (1:1) E:T (E). The dark and light gray lines represent target alone cultures with and without anti-HER2 or anti-EGFR antibody, respectively.

(F) The *in vivo* efficacy of primary CAR T (n = 3 donors) and H2-7E iT with or without trastuzumab was evaluated in an NSG xenograft model with s.c. SKOV3 tumor cells.

(G and H) Tumor growth (G) was monitored via caliper measurement, and final tumor burden (H) is shown.

Data in (C)–(E) and (H) are mean ± SEM, and each symbol in (G) and (H) represents an individual mouse. Significance in (C) and (E) was evaluated by unpaired Student's t test and in (G) and (H) by one-way ANOVA with Tukey correction for multiple comparison where ****$p$ or adjusted $p < 0.0001$.

In January 2024, we initiated a multi-center, Phase 1 clinical trial of FT825 for the treatment of advanced solid tumors (NCT06241456) alongside our collaborator Ono Pharmaceutical (see “Our Partnership with Ono Pharmaceutical”). The Phase 1 study is designed to assess the safety, tolerability, and pharmacokinetics, as well as anti-tumor activity by overall response rate, duration of response and disease control rate, of a single dose of FT825 as monotherapy and in combination with monoclonal antibody therapy. Enrollment in the multi-center, Phase 1 study of FT825 for the treatment of advanced solid tumors is currently ongoing at the third dose level of 900 million cells as monotherapy and in combination with epidermal growth factor receptor (EGFR)-targeted monoclonal antibody therapy.

***FT836: CAR T-cell Program***

FT836 is our multiplexed-engineered CAR T-cell product candidate targeting MHC proteins MICA and MICB. The expression of MICA/B cell-surface proteins is induced by cellular stress or malignant transformation, and is detectable across many types of cancer cells with limited expression on healthy tissue. MICA/B targeting is emerging as a novel cancer-specific strategy to attack a wide range of solid tumors, however, proteolytic cleavage and shedding of MICA/B at the membrane-proximal α3 domain is a common mechanism of tumor escape. FT836 is designed to uniquely target and bind the α3 domain, which has been shown to stabilize MICA/B expression and induce robust cytolytic killing of tumor cells.

The novel suite of synthetic controls incorporated into FT836 is intended to address critical challenges that have limited CAR T-cell safety and efficacy in treating solid tumors including on-target, off-tumor toxicity, effector cell suppression in the tumor microenvironment, tumor heterogeneity, and limited functional persistence. At the Society for Immunotherapy of Cancer 40th Annual Meeting (SITC) held in November 2025, we presented preclinical data showing FT836 exhibited potent and durable CAR-dependent antigen-driven proliferation with robust activity across diverse solid tumors (see below Figure 3 from presentation) and that FT836 has the potential to be combined with Paclitaxel chemotherapy to induce MICA/B surface expression for enhanced target recognition and additive antitumor activity (see below Figure 5 from presentation). In addition, we presented immunohistochemistry analysis of MICA/B expression to show biopsy samples from patients from different cancers expressed MICA/B throughout the tumor, including in colorectal cancer.


A
FT836
CD58KO
ADR
or
Primary CAR T
vs
NLR-labeled MICA/B+ spheroids
Round 1
Round 2
Round 3
Effector cell expansion
SKOV3 Spheroid Integrated Intensity (RCU x µm²)
Time (Hrs)
Cumulative Fold Expansion
FT836
primary CAR T
FT836
pCAR T
Spheroid alone
B
Targets (SubQ)
FT836 (iv)
NSG Mice
Tumor Measurement
Prostate
(PC3, MICA/Blow)
Lung
(CALU3 ,MICA/B+)
Cervical
(MS751, MICA/Bhigh)
Ovarian
(SKOV3, MICA/Blow)
Tumor Volume (mm3)
Effector Administration
Vehicle
FT836
Primary CAR T
Days

**Figure 3. FT836 demonstrates durable antitumor activity and proliferative capacity in multiple *in vitro* spheroid models and *in vivo* xenograft tumor models. A)** FT836 or primary MICA/B CAR T cells were cultured with SKOV3 spheroids and tested for antitumor activity over three rounds using the IncuCyte instrument. Flow cytometry was performed at the end of each round to determine effector cell expansion. **B)** FT836 (green lines) or primary MICA/B CAR T cells (red lines) were tested for in vivo antitumor activity in NSG mice bearing the indicated solid tumor xenografts.



**Figure 5. FT836 can be combined with standard of care treatments in solid tumors for enhanced antitumor activity. A)** The indicated cancer cell lines were treated with Paclitaxel and analyzed by flow cytometry for MICA/B expression after 72 hours. **B)** The *in vivo* activity of FT836 was tested in NSG mice bearing subcutaneous solid tumor (SKOV-3, ovarian cancer) and pre-treated with Paclitaxel at the indicated timepoints. Tumor volume over time was measured (left panel). At the end of the study, tumors were excised and dissociated for flow analysis to determine the number of tumor-infiltrating FT836 cells (right panel). *Statistical analysis of tumor growth inhibition (TGI) between groups was performed using an Ordinary one-way ANOVA (\*p < 0.05, \*\*\*\*p < 0.0005). The number of tumor-infiltrating iT cells was compared using an unpaired t-test (\*p = 0.034).*

FT836 is also our first product candidate to incorporate our novel Sword & Shield technology, which utilizes our ADR technology alongside CD58KO, to both target and evade host alloreactive immune cells. In preclinical studies presented at SITC, iPSC-derived Sword & Shield CAR T cells demonstrated functional persistence and durable anti-tumor activity *in vitro* and *in vivo* that was uniquely maintained upon supraphysiological challenge with alloreactive T cells, indicating the potential of Sword & Shield CAR T cells to thrive without administration of conditioning chemotherapy to deplete host immune cells (see below Figure 1 and Figure 2 from presentation).



**Figure 1. The Sword and Shield™ (ADR and CD58KO) technology protects iPSC-derived T cells from allorejection, prevents expansion of highly reactive allo-PBMC while sparing non-reactive allo-PBMC.**
**A)** Illustration of Sword and Shield™ concept. **B)** Schematic of the *in vitro* mixed lymphocyte reaction performed with 6 different allogeneic PBMC donors and the indicated iPSC-derived T cells. On day 14 of the MLR, flow cytometry was used to analyze **C)** total allogeneic PBMC, **D)** 4-1BB positive allogeneic PBMC, and **E)** total count of iPSC-derived T cells remaining in culture. **F)** Co-cultures were set up to test the ability of Sword & Shield™ iT cells to resist NK-mediated rejection in comparison to iT cells that are double knockout for B2M and CIITA +/- CD47 over-expression. **G)** Phenotype of the allo NK cells used (n=6 donors). **H)** Flow cytometric analysis of 4-1BB positive allogeneic NK cells after one day of co-culture with the indicated iPSC-derived T cells. **I)** Flow cytometric analysis of the indicated iT cells present after 5 days of co-culture with allogeneic NK cells. *RM one-way ANOVA, multiple comparison was used for statistical analysis of all graphs, showing indicated comparisons with *p<0.05, **p<0.001, ***p<0.0001, and ns = not significant.*

18



A
Control
No ADR
CD58WT
or
FT836
CD58KO
ADR
with
+/-
Tumor targets
Primed alloreactive T cells
Readout:
1. Antitumor activity
2. iT cell persistence
B
Tri-culture with Control iT cells (ADRneg CD58WT)
Tumor control
iT Persistence
Tumor alone +/- pAllo T
Control iT + pAT
Control iT w/o pAT
Tumor targets
Time (hours)
CAR iT cell count
pAllo T
C
Tri-culture with FT836 (ADRpos + CD58KO)
Tumor control
iT Persistence
Tumor alone +/- pAllo T
FT836 +/- pAllo T
Tumor targets
Time (hours)
D
NSG mice
Day 0
MS751 B2MKO tumor 2e6 s.c.
Day 6
FT836, 4e6 i.v.
Day 9
Luc+ pAllo T cells 1e6 i.v.
Day 31
Luc+ pAllo T cells 1e6 i.v.
Day 55
E
Luc+ pAllo-T + s.c. tumor
Luc+ pAllo-T + s.c. tumor + FT836
F
pAlloT signal in mice
pAllo-T
pAllo-T
Transient increase in pAlloT signal that is controlled by FT836
Total Flux [photons/sec]
Days Post Tumor Implant
Tumor + pAlloT (Luc+)
Tumor + pAlloT + FT836
Tumor alone control
G


**Figure 2. FT836 is engineered with Sword and Shield technology to enable continued persistence and activity in the presence of primed alloreactive T cells. A)** Illustration of the *in vitro* tri-culture setup to test the ability of FT836 to target tumor cells while protecting against primed alloreactive T cells. **B)** Loss of tumor control (left panel) and iT persistence (right panel) in cultures with Control iT cells. **C)** FT836 continues to control tumor (left panel) and persists (right panel) in the presence of pAllo T. **D)** Schematic of an *in vivo* xenograft model being developed to test FT836 antitumor activity and resistance to primed alloreactive T cells. **E)** Images showing that in this model, Luciferase signal from pAllo T cells is observed only in tumor-bearing mice that were also treated with FT836. **F)** Bioluminescence imaging shows an increase in luciferase signal from a second injection of pAlloT on day 31. **G)** FT836 demonstrates equivalent antitumor activity *in vivo* in the presence or absence of primed alloreactive T cells.

In July 2025, the FDA allowed our IND to initiate Phase 1 clinical investigation of FT836 for the treatment of solid tumors (NCT07216105). Treatment of solid tumors with FT836 as an investigational off-the-shelf CAR T-cell therapy without the need for conditioning chemotherapy is a new paradigm in CAR T cell therapy. The Phase 1 study is designed to assess the safety and activity of FT836 without administration of conditioning chemotherapy in combination with standard-of-care therapies including cetuximab, trastuzumab and paclitaxel for the treatment of advanced solid tumors. The protocol allows for administration with a shortened hospitalization requirement of 24 hours for the Day 1 treatment and outpatient for the second dose at Day 15 and can be re-dosed following inadequate response or relapse. In November 2025, the first patient, a 47-year-old male with stage IV colorectal cancer (CRC) with five prior lines of systemic therapy, was treated with FT836 at 300 million cells in the cetuximab combination arm without any conditioning chemotherapy. The patient was discharged after a one-day hospital stay and treated with a second dose of FT836 at 300 million cells on Day 15 of the treatment cycle as outpatient. Enrollment in the FT836 Phase 1 trial is ongoing, and we plan to provide an update on the patients treated in the second half of 2026. The translational development of FT836 was supported by a $4 million award from CIRM.

***FT839: CAR T-cell Program***

We are applying our iPSC product platform to develop our second next-generation CAR T-cell product candidate with the potential to target multiple aberrant cell types while evading recognition by alloreactive immune cells. FT839 is our first multi-antigen dual-CAR T-cell product candidate that is designed to express two unique CARs: a first CAR targeting the B-cell lineage marker CD19 and the second CAR targeting the immune activation marker CD38, which is often found on aberrant T, NK and B cells. At the 2025 American Society of Hematology (ASH) Annual Meeting, we presented preclinical data demonstrating that FT839 with its dual-CAR mechanism, specifically eliminated a variety of pathogenic immune cell types without requiring conditioning chemotherapy to treat complex autoimmune diseases. In addition, dual-CAR T cells showed enhanced elimination of CD19+CD38+ cells *in vivo* compared to single CAR controls (see below Figure 4 of presentation). In addition, FT839 exhibited functional persistence in allogeneic settings in the absence of conditioning chemotherapy and showed enhanced capacity for selective elimination of aberrant immune subsets in autoimmune patient derived peripheral blood mononuclear cells (PBMCs) (see below Figure 5 of presentation). We

are completing IND-enabling activities in 2026 to support the initial clinical investigation of FT839 for the treatment of cancer and autoimmune diseases.



**Figure 4. FT839 CAR T cells target a broad range of pathogenic cell types and spare healthy cells.** A) Expression of relevant target genes in immune cell types acquired by single cell RNA-seq from 108 healthy donors. Data from the Human Immune Health Atlas (Gong et al., *Nature* 2025). B) Surface protein expression of CD19 and CD38 on Nalm6 leukemia and Raji lymphoma cell lines (pink) vs. isotype control (blue). C-F) Mice were inoculated with luciferase expressing NALM6 (C) or Raji (E) cells and treated with FT839 or CD19 CAR T cells generated from two independent donors. Tumor growth was monitored by bioluminescence-based imaging and quantified for NALM6 (D) and Raji (F) inoculated mice. Each line represents an individual mouse. G) Schematic of the *in vitro* mixed lymphocyte reaction (MLR) assay. Plasmablast and plasma cells were generated with IL21, α-CD40 and α-BCR for 6 days prior to 1:1 co-culture with control CAR[neg] T cells, CD19 CAR T, or FT839. Flow cytometry was performed at 0 and 72 hours. H) UMAP representation of immune cell subsets at T = 0 hours. Cell types are individually colored and identified. I) CD38 and CD19 surface expression (T = 0 hrs). J) UMAP representation of PBMCs after 72 hours (T=72 hrs). K) Quantification of B cells, CD19[lo] plasmablasts, and CD19 plasma cells at T=0 and T=72 for CD19 CAR T- and FT839-PBMC co-cultures. Cell counts were normalized to control CAR[neg] T cell-PBMC co-cultures. L) Quantification of CD38[+] and CD38[-], CD4[+] and CD8[+] T cells at T=72 hrs. Cell counts were normalized to the CAR[neg] T cell-PBMC co-cultures. M) Schematic of 48-hour co-culture with FT839 and polarized CD4[+] cells. Representative flow cytometry plots and % specific cytotoxicity are shown for FT839 co-cultures with N) Th1 and O) Th17 target cells.


A
Eliminate Reactive Immune Cells
4-1BB+ Alloreactive Immune Cells
ADR
Shield Immune Cell Interactions
CD58KO
Immune System
Dendritic cell
B cell
T cell
NK cell
iPSC-derived T cells with Sword and Shield Technology
B
CTV-labeled healthy PBMC (n=10 donors)
(HLA mismatched)
Engineered iPSC-derived CAR T
No protection
ADR+
CD58-/-
ADR+ & CD58-/- FT839
D0
D7
D14
PBMC & CAR T (1:1)
CAR T rechallenge +IL-2
Harvest
C
Engineered CAR T
# CAR T
No Protection
Sword Alone
Shield Alone
FT839
D
Allo-reactive PBMCs
(Proliferating)
# CTVLow Donor PBMCs
PBMC only
E
Non-reactive PBMCs
(Non-proliferating)
# CTVHigh Donor PBMCs
PBMC alone
F
PBMC donors
1. Healthy
2. Rheumatoid Arthritis (RA)
3. SLE
CAR T cells
1. No CAR /Protection
2. FT839
1:1 MLR
PBMC : CAR T
D0
D2
D7
Flow timepoints
G
RA Donor PBMCs: D0
CD14+ Monocytes
CD4+ T cells
CD8+ T cells
DN T cells
DP T cells
NK cells
B cells
H
CD38 Expression: D0
CD19 Expression: D0
I
FT839 + RA PBMCs: D2
J
B cells
Healthy
RA
SLE
Normalized Cell Counts
No CAR/Protection
FT839
K
CD4+ T cells
CD8+ T cells
CD38+ CD38-
L
No CAR/Protection + RA PBMC: D7
CD25
4-1BB
CD38
Allo CD8+ T cells
Allo NK
umap 1
umap 2
M
FT839 + RA PBMC: D7
N
Alloreactive T cells
CD25+ / 4-1BB+ Alloreactive CD8+ T cells/mL
O
CAR T Persistence
CAR T cells/mL
P
CD4+ T cells
CD8+ T cells
CD38+ CD38-

**Figure 5. FT839 targets pathogenic cells and prevents expansion of alloreactive immune cells in PBMCs from patients with rheumatoid arthritis (RA) and SLE . A)** Illustration of Sword and Shield™ concept. **B)** Schematic of the *in vitro* mixed lymphocyte reaction assay performed with 10 different HLA-mismatched PBMC donors and the indicated iPSC-derived T cells. PBMCs were labelled with cell trace violet (CTV). On day 14 of the MLR, flow cytometry was used to analyze **C**) total engineered CAR T cells remaining, **D)** total reactive allogeneic PBMCs, **E)** total non-reactive PBMCs. **F)** Schematic of *in vitro* MLR assay. Healthy, RA, and SLE donor PBMCs were co-cultured 1:1 with FT839 or a T cell line lacking CAR and Sword and Shield™ edits (No CAR/Protection) and analyzed by flow cytometry. **G)** UMAP representation of cell populations within the RA PBMCs at D0. Cell types are individually colored and labeled within the plot. **H)** Heatmaps representing baseline (D0) CD38 and CD19 surface expression of RA PBMCs. **I)** UMAP representation of RA PBMCs after 2 Days (D2) MLR co-culture. Quantification of B cells **(J)** and $CD38^+$ and $CD38^-$, $CD4^+$ and $CD8^+$ T cells **(K)** at D2. Cell counts were normalized to respective PBMC alone samples. **L)** Heatmaps representing expression of CD25, 4-1BB, and CD38 in the RA PBMC + No CAR/Protection MLR at D7. **M)** UMAP representation of RA PBMCs in FT839 MLR co-culture at D7. **N)** Quantification of alloreactive ($CD25^+$/4-$1BB^+$) $CD8^+$ T cells at D7. **O)** Quantification of CAR T cells at D7. **P)** Quantification of $CD38^+$ and $CD38^-$, $CD4^+$ and $CD8^+$ T cells at D7. Cell counts were normalized to respective PBMC alone samples. *RM one-way ANOVA, multiple comparison (C, D, E, K, and P) or paired t-tests (J and O) were used for statistical analysis of graphs, showing indicated comparisons *p<0.05, * * p<0.01, ****p<0.0001, and ns = not significant.*

### *FT522: CAR NK Cell Program*

FT522 is our first iPSC-derived CAR NK cell product candidate that incorporates our novel Alloimmune Defense Receptor (ADR) technology, which is designed to reduce or eliminate the need for administration of intense conditioning chemotherapy to patients receiving cellular immunotherapy. While approved autologous CAR T-cell therapies have demonstrated compelling efficacy in treating patients with relapsed / refractory hematologic malignancies, several key challenges limit their adoption and patient reach including the need to co-administer conditioning chemotherapy to patients. Conditioning chemotherapy induces toxicities, necessitates treatment at specialized medical centers with intensive care units, and prevents effective combination with standard-of-care treatment regimens widely used in the community setting. Its use has also been associated with treatment-emergent secondary malignancies, such as myelodysplastic syndrome.

FT522 incorporates a novel synthetic ADR targeting the cell surface receptor 4-1BB (CD137), a member of the tumor necrosis factor receptor superfamily that is upregulated on activated CD4+, CD8+, and regulatory T cells, as well as activated NK cells, of the host immune system. Four additional synthetic controls of cell function incorporated into FT522 include: a proprietary CAR that targets CD19; a novel high-affinity 158V, non-cleavable CD16 (hnCD16) Fc receptor that has been modified to prevent its down-regulation and to enhance ADCC in combination with a monoclonal antibody; an IL-15/IL-15 receptor fusion (IL-15RF), a potent cytokine complex that is intended to augment NK cell activity; and the complete elimination of CD38 expression to promote persistence and function in high oxidative stress environments. These features of FT522 are designed to reduce or eliminate the need for administration of intense conditioning chemotherapy to patients, enable dual-antigen targeting of antigens expressed on B cells through combination with monoclonal antibody therapy, and extend the functional persistence of FT522.

In preclinical studies, we showed that ADR-armed CAR NK cells selectively targeted and eliminated alloreactive immune cells in an *in vitro* co-culture assay with allogeneic PBMCs; targeted and eliminated activated T-regulatory cells, overcoming a major suppressive mechanism associated with poor anti-tumor activity; and were potentiated through 4-1BB engagement, promoting NK cell expansion and persistence. In addition, in a disseminated Nalm6 leukemia model comprised of alloreactive T cells and CD19+ tumor cells resistant to T-cell killing (MHC class I-null), ADR-armed, CD19-targeted, iPSC-derived CAR NK cells exhibited uncompromised effector function *in vivo* compared to ADR-null, CD19-targeted, iPSC-derived CAR NK cells, suggesting that ADR-armed NK cells functionally persist, proliferate, and kill tumor cells while resisting rejection by alloreactive T cells. These preclinical data suggest that FT522 has the potential to robustly deplete CD19+ B cells, evade host immune cell rejection, and drive clinical responses without administration of intense conditioning chemotherapy to patients.

21

*B-cell Lymphoma*

We have completed our multi-center, Phase 1 clinical trial of FT522 to assess its safety, pharmacokinetics, and activity in patients with relapsed / refractory BCL (NCT05950334). The Phase 1 study included two regimens: Regimen A, or the "conditioning" arm, which consisted of three days of conditioning chemotherapy; one dose of rituximab; and three doses of FT522; and Regimen B, or the "no conditioning" arm, which consisted of one dose of rituximab and three doses of FT522 without conditioning chemotherapy. At the 18th International Conference on Malignant Lymphoma held in June 2025, we presented interim safety and efficacy data on FT522 from the Phase 1 clinical trial in relapsed / refractory BCL. As depicted in the presentation, there were no reported observations of CRS or ICANS, and FT522 was shown to be detected in the periphery of patients who were treated with conditioning chemotherapy as well in patients who did not receive chemotherapy, supporting the activity of ADR to support product persistence without the need for conditioning chemotherapy. Additionally, overall responses were presented to demonstrate activity in relapsed/refractory BCL (see below, Figure 3 from the presentation).


Overall Response by Regimen and Diagnosis
Primary Diagnosis
FT5222 Dose
Regimen A
FL 300M
DLBCL 900M
FL 300M
MCL 300M
FL 900M
tNHL 900M
DLBCL 300M
MZL 300M
DLBCL 900M
DLBCL 900M
DLBCL 900M
DLBCL 300M
Regimen B
WM 300M
WM 900M
WM 900M
FL 900M
SLL 300M
FL 300M
MZL 300M
DLBCL 300M
0 1 2 3 4 5 6 7 8 9 10 11 12
Study Month
Lugano/WM Response
CR
PR
SD
PD
Subsequent cancer therapy
Death
**Figure 3. Response and duration by regimen and diagnosis**

With enrollment in the Phase 1 study of FT522 for the treatment of relapsed / refractory BCL completed, we are evaluating opportunities for further clinical development of FT522 in autoimmune indications.

*B Cell-mediated Autoimmune Diseases*

In a preclinical *in vitro* re-challenge assay using PBMCs from unmatched SLE donors, FT522 drove rapid and deep CD19+ B cell depletion, eliminated alloreactive T cells and maintained functional persistence, indicating that FT522 has the potential to function effectively in the presence of an unmatched host immune system. In addition, in a preclinical *in vivo* biodistribution study, FT522 showed dose-dependent trafficking, infiltration, and residency in secondary and tertiary tissues without cytokine support, which has the potential to support deep responses in autoimmune disease.

Our IND application to assess the safety, pharmacokinetics, and activity of FT522 across a basket of B cell-mediated autoimmune diseases including anti-neutrophilic cytoplasmic AAV, IMM, SSc, and SLE has been allowed by the FDA. The Phase 1 clinical protocol permits treatment of patients with up to four weekly doses of FT522, without administration of conditioning chemotherapy, as an add-on to rituximab induction therapy (Regimen A) and as an add-on to maintenance therapy in combination with rituximab (Regimen B). We are currently evaluating opportunities and timelines for the clinical development of FT522 in autoimmune diseases.

**Our Partnership with Ono Pharmaceutical**

Under a collaboration and option agreement with Ono Pharmaceutical Co. Ltd. (Ono) entered into in September 2018 and amended in June 2022, August 2024, and June 2025 (the Ono Agreement), we are conducting research and preclinical development of iPSC-derived CAR T-cell and CAR NK cell product candidates for the treatment of solid tumors.

In November 2022, we announced that Ono had exercised its preclinical option to FT825 / ONO-8250, an off-the-shelf, multiplexed-engineered, iPSC-derived CAR T-cell product candidate targeting HER2-expressing solid tumors (also referred to as Candidate 2 below), and that we exercised our preclinical option to co-develop and co-commercialize FT825 / ONO-8250 in the United States and Europe under a joint arrangement with Ono. As a result, we received an option exercise fee of $12.5 million from Ono. In January 2024, we announced the initiation of enrollment of a Phase 1 clinical trial of FT825 / ONO-8250 for the treatment of advanced solid tumors.

The companies are also currently conducting preclinical development of a second iPSC-derived CAR-targeted effector cell product candidate for the treatment of solid tumors (referred to as Candidate 3 below) under the Ono Agreement.

Under the original Ono Agreement entered into in September 2018, we and Ono intended to research and preclinically develop two iPSC-derived CAR T-cell product candidates, one of which was designated to target an antigen expressed on certain lymphoblastic leukemias (Candidate 1) and the second of which was designated to target an antigen expressed on certain solid tumors (Candidate 2) (each a Candidate and, collectively, the Candidates). We granted to Ono, during a specified period of time, a preclinical option to obtain an exclusive license under certain intellectual property rights to develop and commercialize: (a) Candidate 1 in Asia, where we retained rights for development and commercialization in all other territories of the world; and (b) Candidate 2 in all territories of the world, where we retained rights to co-develop and co-commercialize Candidate 2 in the United States and Europe under a joint arrangement with Ono under which we are eligible to share at least 50% of the profits and losses. We maintained worldwide rights of manufacture for each Candidate. For each Candidate, the preclinical option expired upon the earliest of: (a) the achievement of the pre-defined preclinical milestone under the joint development plan; (b) termination by Ono of research and development activities for the Candidate; and (c) the date that is the later of (i) four years after the effective date, and (ii) completion of all applicable activities contemplated under the joint development plan. Ono paid us an upfront, non-refundable and non-creditable payment of $10.0 million in connection with entering into the Ono Agreement. Additionally, as consideration for our conduct of research and preclinical development under a joint development plan, Ono agreed to pay us annual research and development fees set forth in the annual budget included in the joint development plan, which fees were estimated to be $20.0 million in aggregate over the course of the joint development plan.

In December 2020, we entered into a letter agreement with Ono pursuant to which Ono delivered to us proprietary antigen binding domains targeting an antigen expressed on certain solid tumors for incorporation into Candidate 2 and paid us a milestone fee of $10.0 million for further research and preclinical development of Candidate 2. In addition, Ono terminated all further research and preclinical development with respect to Candidate 1, and we retained all rights to research, develop and commercialize Candidate 1 throughout the world without any obligation to Ono.

In June 2022, we entered into an amendment with Ono to the Ono Agreement (the 2022 Ono Amendment). Pursuant to the 2022 Ono Amendment, the companies agreed to designate an additional antigen expressed on certain solid tumors for research and preclinical development, and Ono agreed to contribute to us proprietary antigen binding domains targeting such additional solid tumor antigen (Candidate 3). In addition, for both Candidate 2 and Candidate 3, the companies expanded the scope of the collaboration to include the research and preclinical development of iPSC-derived CAR NK cell product candidates (in addition to iPSC-derived CAR T-cell product candidates) targeting the designated solid tumor antigens. Similar to Candidate 2, we granted to Ono, during a specified period of time, a preclinical option (Candidate 3 Development Option) to obtain an exclusive license under certain intellectual property rights, subject to payment of an option exercise fee to us by Ono, to further develop and commercialize Candidate 3 in all territories of the world, where we retained rights to co-develop and co-commercialize Candidate 3 in the United States and Europe under a joint arrangement with Ono under which we are eligible to share at least 50% of the profits and losses. We maintained worldwide rights of manufacture for Candidate 3. Ono agreed to pay us annual research and development fees set forth in the annual budget included in the joint development plan for Candidate 3.

In November 2022, Ono exercised its option to obtain a license to develop and commercialize Candidate 2 (the Candidate 2 Development Option). We exercised our option (the CDCC Option) to co-develop and co-commercialize Candidate 2 in the United States and Europe. As a result, we received an option exercise payment of $12.5 million. We and Ono are proceeding under a joint development plan for the ongoing development of Candidate 2.

In November 2023, we entered into an amendment with Ono to the Ono Agreement (the 2023 Ono Amendment). Under the 2023 Ono Amendment, aggregate estimated research and preclinical development fees payable by Ono to us for Candidate 3 were increased by approximately $1.4 million, for a total estimated $30.7 million in aggregate research and preclinical development fees over the course of the joint research plan.

In August 2024, we entered into an amendment with Ono to the Ono Agreement (the 2024 Ono Amendment). Under the 2024 Ono Amendment, the preclinical option period for Candidate 3 was extended through June 2025 and the aggregate estimated research and preclinical development fees payable by Ono to us for Candidate 3 were increased by approximately $7.3 million, for a total estimated $38.0 million in aggregate research and preclinical development fees over the course of the joint research plan.

In June 2025, we entered into an amendment with Ono to the Ono Agreement (the 2025 Ono Amendment, and collectively with the 2022 Ono Amendment, 2023 Ono Amendment, and 2024 Ono Amendment, the Ono Amendments). Under the 2025 Ono Amendment, aggregate estimated research and preclinical development fees payable by Ono to us for Candidate 3 were increased by approximately $6.5 million, for a total estimated $44.5 million in aggregate research and preclinical development fees over the course of the joint research plan. We will continue to receive committed funding under the joint research plan from Ono through June 2026. The Candidate 3 Development Option expires upon the achievement of the pre-defined preclinical milestone under the joint research plan.

Under the terms of the Ono Agreement (as amended by the Ono Amendments), for Candidate 2 and for Candidate 3 (subject to exercise by Ono of its Candidate 3 Development Option), we are eligible to receive additional payments upon the achievement of certain clinical, regulatory and commercial milestones (the Ono Milestones) with respect to each Candidate in an amount up to $843.0 million in aggregate, with the applicable milestone payments for the United States and Europe subject to reduction by 50% if we elect to co-develop and co-commercialize the Candidate in the United States and Europe as described above. In addition, in those territories where Ono has exclusive rights of commercialization, we are eligible to receive tiered royalties (Royalties) ranging from the mid-single digits to the low-double digits based on annual net sales by Ono for each Candidate in such territories, with the Royalties subject to certain reductions.

The Ono Agreement will terminate with respect to a Candidate if Ono does not exercise its development option for a Candidate within the option period, or in its entirety if Ono does not exercise any of its development options for the Candidates within their respective option periods. In addition, either party may terminate the Ono Agreement in the event of breach, insolvency or patent challenges by the other party; provided, that Ono may terminate the Ono Agreement in its sole discretion (x) on a Candidate-by-Candidate basis at any time after the second anniversary of the effective date of the Ono Agreement or (y) on a Candidate-by-Candidate or country-by-country basis at any time after the expiration of the development option period, subject to certain limitations. The Ono Agreement will expire on a Candidate-by-Candidate and country-by-country basis upon the expiration of the applicable royalty term, or in its entirety upon the expiration of all applicable payment obligations under the agreement.

## Our Intellectual Property

### *Overview*

We seek to protect our product candidates and our cell programming technology through a variety of methods, including seeking and maintaining patents intended to cover our products and compositions, their methods of use and processes for their manufacture, our platform technologies and any other inventions that are commercially important to the development of our business. We seek to obtain domestic and international patent protection and, in addition to filing and prosecuting patent applications in the United States, we typically file counterpart patent applications in additional countries where we believe such foreign filing is likely to be beneficial, including Europe, Japan, Canada, Australia and China. We continually assess and refine our intellectual property strategy in order to best fortify our position, and file additional patent applications when our intellectual property strategy warrants such filings. We also rely on know-how, continuing technological innovation and in-licensing opportunities to develop and maintain our proprietary position. We have entered into exclusive license agreements with various academic and research institutions to obtain the rights to use certain patents for the development and commercialization of our product candidates.

As of February 19, 2026, our intellectual property portfolio is composed of over 450 issued patents and 120 patent applications that we license from academic and research institutions, and over 600 issued patents or pending patent applications that we own. These patents and patent applications generally provide us with the rights to develop our product candidates in the United States and worldwide. This portfolio covers compositions of programmed cellular immunotherapies, our cell programming approach for enhancing the therapeutic function of cells *ex vivo*, and our platform for industrial-scale iPSC generation and engineering. We believe that we have a significant intellectual property position and substantial know-how relating to the programming of hematopoietic and immune cells and to the derivation, genetic engineering, and differentiation of iPSCs.

We cannot be sure that patents will be granted with respect to any of our owned or licensed pending patent applications or with respect to any patent applications we may own or license in the future, nor can we be sure that any of our existing patents or any patents we may own or license in the future will be useful in protecting our technology. Please see "Risk Factors—Risks Related to Our Intellectual Property" for additional information on the risks associated with our intellectual property strategy and portfolio.

### *Intellectual Property Relating to iPSC Technology and Platform*

As of February 19, 2026, we own over 30 patent families directed to programming the fate of somatic cells *ex vivo*, including patent applications pending in the U.S. and internationally related to our platform for industrial-scale iPSC generation and applications related to differentiation of iPSCs into specialized cells with therapeutic potential. These patent applications cover our proprietary small molecule-enhanced iPSC platform, including novel reprogramming factors and methods of reprogramming to obtain iPSCs. Our intellectual property portfolio also includes gene editing compositions and methods of genetic engineering, as well as methods of directing the fate of cells to obtain homogenous cell populations in the hematopoietic lineage, including $CD34^+$ cells, T-cells and NK cells. Our proprietary intellectual property enables highly efficient iPSC derivation, selection, engineering, and clonal expansion while maintaining genomic stability. Any U.S. patents issued from these patent applications are expected to have statutory expiration dates ranging from 2031 to 2044.

Additionally, we have licensed from the Whitehead Institute for Biomedical Research a portfolio of four patent families, including issued patents and pending applications broadly applicable to the reprogramming of somatic cells. Our license is exclusive in commercial fields, including for drug discovery and therapeutic purposes. This portfolio covers compositions used in the reprogramming of mammalian somatic cells to a pluripotent state. The earliest filed patent family in the portfolio expired in November 2024, and the remaining issued patents and any U.S. patents that may issue from these pending patent applications are expected to have statutory expiration dates ranging from 2028 to 2029.

We also have exclusive licenses from The Scripps Research Institute to a portfolio of seven patent families relating to compositions and methods for reprogramming mammalian somatic cells, which covers non-genetic and viral-free reprogramming mechanisms, including the use of various small molecule classes and compounds and the introduction of cell-penetrating proteins to reprogram mammalian somatic cells. This portfolio includes issued U.S. patents (including U.S. Patents 8,044,201 and 8,691,573) that provide composition of matter protection for a class of small molecules, including thiazovivin, that is critical for inducing the generation, and maintaining the pluripotency, of iPSCs, and compositions and methods of using the small molecule. Any issued U.S. patents and any U.S. patents that may issue from patent applications pending in this portfolio are expected to have statutory expiration dates ranging from 2026 to 2031.

We also have exclusively licensed from the J. David Gladstone Institutes (Gladstone) intellectual property covering the generation of iPSCs using CRISPR-mediated gene activation. This approach for inducing pluripotency uses CRISPR to directly target a specific location of the genome and activate endogenous gene expression, and does not rely on established methods of cellular reprogramming that require the transduction of multiple transcription factors. Any U.S. patents that may issue from patent applications pending in the U.S. and internationally in this portfolio are expected to have a statutory expiration date in 2038.

We also have exclusive rights to two families of patent applications from the University of Minnesota. As of February 19, 2026, this portfolio includes over 50 issued patents or pending patent applications in the United States and foreign jurisdictions directed to compositions of NK cells, including adaptive memory NK cells and genetically engineered NK cells, and therapeutic strategies for the treatment of cancer using these NK cells. These applications also describe compositions and methods of enhancing effector cell cytotoxicity by genetically engineering the CD16 Fc receptor in immune cells, including iPSC-derived NK and T cells. The portfolio also includes applications describing methods of increasing NK cell tumor specificity and cytotoxicity by incorporating CARs on NK cells. Any U.S. patents that may issue from patent applications pending in this portfolio are expected to have statutory expiration dates between 2035 and 2038.

We also have exclusively licensed from the Memorial Sloan Kettering Cancer Center (MSKCC) intellectual property covering the production and composition of iPSC-derived T-cells and their use in cellular immunotherapy, and have a license from MSKCC to two patent families covering novel CAR constructs as well as off-the-shelf CAR T-cells, including the use of CRISPR and other innovative technologies for their production. Collectively, this portfolio covers compositions of CAR constructs, compositions of T-cells and NK cells derived from pluripotent cells which are engineered with CARs, methods of engineering pluripotent cell lines, methods of deriving CAR T-cells from CAR expressing pluripotent stem cells, and methods of using CRISPR for producing off-the-shelf T-cell immunotherapies. Any U.S. patents that may issue from patent applications pending in this portfolio are expected to have statutory expiration dates between 2034 and 2038.

In addition, we have licensed exclusive rights from the Max Delbruck Center for Molecular Medicine to intellectual property directed to novel humanized antibody fragments, antigen-binding domains and CAR constructs that uniquely target and specifically bind BCMA. Under the license agreement, we are granted an exclusive license for use in allogeneic engineered pluripotent stem cells. Any patents issuing from patent applications pending in the U.S. and internationally in this portfolio are expected to have statutory expiration dates between 2033 and 2037.

We have also licensed exclusive rights from the Dana-Farber Cancer Institute (DFCI) to certain intellectual property covering novel antibody fragments that uniquely and specifically bind the alpha-3 domain of MICA/B. We are granted exclusive worldwide rights for use in iPSC-derived cellular therapeutics for the treatment of human disease under the license agreement. Any patents that may issue from patent applications pending in this portfolio are expected to have statutory expiration dates in 2038.

Additionally, we have licensed exclusive rights from Baylor College of Medicine (Baylor) to intellectual property covering the composition and use of a novel ADR that selectively targets activated T-cells to protect engineered allogeneic cell products expressing the ADR from elimination in the host immune system. Under the license agreement with Baylor, we are granted exclusive worldwide rights to use ADR in the field of iPSC-derived cell products, including T-cells and NK cells derived from iPSCs engineered with ADRs. As of February 19, 2026, the portfolio includes four issued patents and 14 pending applications broadly applicable to making and using ADR-expressing effector cells, including T-cells and NK cells differentiated from iPSCs engineered with ADRs. We expect U.S. patents related to this technology to have statutory expiration dates starting in 2039.

### *Intellectual Property Relating to CRISPR Engineering*

In August 2019, we entered into a license agreement with Inscripta, Inc. Under the license agreement, we obtained a royalty-free, irrevocable license to a patent portfolio covering the composition, production and use of MAD7, a novel gene-editing CRISPR endonuclease from the *Eubacterium rectale* genome. The intellectual property includes issued patents and pending applications broadly applicable to MAD7 and the editing of mammalian cells. Our license covers the making and using of MAD7 for editing iPSCs, making master engineered iPSC lines and using master engineered iPSC lines to manufacture human therapeutic products. We expect U.S. patents related to this work to have statutory expiration dates starting in 2037.

### *Intellectual Property Relating to the Programming of Hematopoietic Cells*

As of February 19, 2026, we own 17 families of U.S. and foreign patents and pending patent applications covering our cell programming technology and compositions of programmed cellular immunotherapies. This portfolio includes over 150 issued patents or pending patent applications relating to methods of programming the biological properties and therapeutic function of cells *ex vivo*, and the resulting therapeutic compositions of hematopoietic and immune cells. Patents and patent applications in this portfolio include claims covering (i) therapeutic compositions of hematopoietic and immune cells, including T-cells, NK cells, and CD34$^+$ cells, that have been programmed *ex vivo* with one or more agents to optimize their therapeutic function for application in oncology and immune diseases and (ii) methods of programming cells including by the activation or inhibition of therapeutically-relevant genes and cell-surface proteins, such as those involved in the homing, proliferation and survival of hematopoietic cells or those involved in the persistence, proliferation and reactivity of immune cells. Any U.S. patents within this portfolio that have issued or may yet issue from pending patent applications are expected to have statutory expiration dates between 2032 and 2044.

## Our Material Technology License Agreements

### *The University of Minnesota*

In December 2016, we entered into a license agreement with the Regents of the University of Minnesota for rights relating to compositions and methods relating to NK cells, to modifications of cytotoxic receptors naturally expressed on NK cells including the CD16 Fc receptor, and to CARs for expression on NK cells. Under our agreement with the University of Minnesota, we acquired an exclusive royalty-bearing, sublicensable, worldwide license to make, use and sell licensed products in all fields for commercial purposes. The licensed patent rights are described in more detail above under "Intellectual Property Relating to the Programming of Hematopoietic Cells." The University of Minnesota retains the right to practice the patent rights for research, teaching and educational purposes, including in corporate-sponsored research subject to certain limitations during the initial three years of the license agreement. The University of Minnesota also retains the right to license other academic and non-profit research institutes to practice the patent rights for research, teaching and educational purposes, but not for corporate-sponsored research. Our license is also subject to pre-existing rights of the U.S. government.

Under the terms of the license agreement, we are required to pay the University of Minnesota an annual license maintenance fee during the term of the agreement, and are also required to make payments of up to $4.6 million for development, regulatory and commercial milestones achieved with respect to each of the first three licensed products. If commercial sales of a licensed product commence, we will also be required to pay royalties at percentage rates in the low-single digits on net sales of licensed products. Our royalty payments are subject to reduction for any third-party payments required to be made until a minimum royalty percentage has been reached. In the event that we sublicense the patent rights, the University of Minnesota is also entitled to receive a percentage of the sublicensing income received by us.

Under the license agreement with the University of Minnesota, we are obligated to use commercially reasonable efforts to develop and make commercially available licensed products. In particular, we are required to conduct activities toward specific development milestones of licensed products on an annual basis.

The license agreement will continue until the abandonment of all patent rights or expiration of the last to expire licensed patent. The University of Minnesota may terminate the agreement if we default in the performance of any of our obligations and fail to cure the default within a specified grace period. The University of Minnesota may also terminate the agreement if we cease to carry out our business or become bankrupt or insolvent. We may terminate the agreement for any reason upon prior written notice to the University of Minnesota and payment of all amounts due to the University of Minnesota through the date of termination.

### Memorial Sloan-Kettering Cancer Center (MSKCC)

In May 2018, we entered into an amended and restated license agreement with MSKCC. The agreement amends and restates the exclusive license agreement we entered into with MSKCC in August 2016, under which we obtained rights relating to compositions and methods covering iPSC-derived cellular immunotherapy, including T-cells and NK cells derived from iPSCs engineered with CARs. Pursuant to the amended and restated license agreement, we continue to hold exclusive rights to the foregoing patents and patent applications, and obtained additional licenses to certain patents and patent applications relating to compositions and methods covering novel CAR constructs as well as off-the-shelf CAR T-cells, including the use of CRISPR and other innovative technologies for their production.

Under our amended and restated agreement with MSKCC, we have royalty-bearing worldwide licenses to make, use and sell licensed products in all fields for human therapeutic uses. The licensed patent rights are described in more detail above under "Intellectual Property Relating to iPSC Technology." For those patent families where our rights are exclusive, MSKCC retains the right to practice the patent rights for research, teaching and non-clinical research purposes, and to license other academic and non-profit research institutes to practice the patent rights for research, teaching and non-clinical research purposes. Our licenses are also subject to pre-existing rights of the U.S. government.

Under the terms of the amended and restated agreement, we are required to pay MSKCC an annual license maintenance fee during the term of the agreement, and are also required to make payments of up to $12.5 million for development, regulatory and commercial milestones achieved with respect to each licensed product. If commercial sales of a licensed product commence, we will also be required to pay royalties at percentage rates up to the high-single digits on net sales of licensed products. Our royalty payments are subject to reduction for any third-party payments required to be made until a minimum royalty percentage has been reached. In the event that we sublicense the patent rights, MSKCC is also entitled to receive a percentage of the sublicensing income received by us. Additionally, in the event a licensed product achieves a specified clinical milestone, MSKCC is then eligible to receive additional milestone payments, where the amount of such payments owed to MSKCC are contingent upon certain increases in the price of our common stock following the date of achievement of such clinical milestone.

Under the amended and restated agreement with MSKCC, we are obligated to use commercially reasonable efforts to develop and make commercially available licensed products. In particular, we are required to conduct activities and commit a minimum amount of funding toward specific development milestones of licensed products on an annual basis.

The agreement will continue until the abandonment of all patent rights or expiration of the last to expire licensed patent. MSKCC may terminate the agreement if we default in the performance of any of our obligations and fail to cure the default within a specified grace period, if we cease to carry out our business or become bankrupt or insolvent, or if we institute a proceeding to challenge the patent rights. We may terminate the agreement for any reason upon prior written notice to MSKCC.

### Max Delbruck Center (MDC)

In December 2018, we entered into a license agreement with Max Delbruck Center for Molecular Medicine (MDC) for rights relating to novel humanized antibody fragments, antigen-binding domains and CAR constructs that uniquely target and specifically bind BCMA. Under our license agreement with MDC, we acquired an exclusive royalty-bearing, sublicensable, worldwide license to make, use and sell products covered by the licensed patent rights, and to perform licensed processes, in each case, using cells derived from allogeneic engineered stem cells. MDC retains a non-exclusive right to use the technology for its own internal research, teaching, and educational purposes.

Under the terms of the license agreement, we are required to pay to MDC an annual license maintenance fee during the term of the agreement. We also are required to make product development, regulatory and sales milestones payments to MDC of up to $11 million per product. If commercial sales of a licensed product commence, we will pay MDC royalties at percentage rates ranging in the low single digits on net sales of licensed products in countries where such product is protected by patent rights. Our obligation to pay royalties continues on a country-by-country basis until the expiration of all licensed patent rights covering licensed products in such country, and our royalty payments will be reduced by other payments we are required to make to third parties in certain circumstances until a minimum royalty percentage has been reached. In the event that we sublicense the patent rights, MDC is also entitled to receive a percentage of the sublicensing income received by us.

Under the license with MDC, we are obligated to use commercially reasonable efforts to develop and obtain approval of a licensed product.

The agreement will expire concurrently with patent rights on a country-by-country basis. We may terminate the agreement by providing prior written notice to MDC, and MDC has the right to terminate the agreement if we materially breach the agreement and fail to cure such breach within a specified grace period.

### *Whitehead Institute for Biomedical Research*

In February 2009, we entered into a license agreement with the Whitehead Institute for Biomedical Research, as amended in October 2009 and September 2010, for rights relating to compositions and methods for reprogramming somatic cells to a less differentiated or pluripotent state. Under our agreement with the Whitehead Institute, we acquired an exclusive royalty-bearing, sublicensable, worldwide license to make, use and sell licensed products in all fields for commercial purposes, excluding the sale or distribution of reagents for basic research use. The licensed patent rights are described in more detail above under "Intellectual Property Relating to iPSC Technology." The Whitehead Institute retains the right to practice the patent rights for research, teaching and educational purposes, including in corporate-sponsored research under limited circumstances and in some cases only after obtaining our consent. The Whitehead Institute also retains the right to license other academic and non-profit research institutes to practice the patent rights for research, teaching and educational purposes, but not for corporate-sponsored research. Our license is also subject to pre-existing rights of the U.S. government.

Under the terms of the license agreement, we are required to pay the Whitehead Institute an annual license maintenance fee during the term of the agreement, and are also required to make payments of up to $2.3 million for development and regulatory milestones achieved with respect to licensed products. If commercial sales of a licensed product commence, we will also be required to pay royalties at percentage rates in the low-single digits on net sales of licensed products. Our royalty payments are subject to reduction for any third-party payments required to be made until a minimum royalty percentage has been reached. In the event that we sublicense the patent rights, the Whitehead Institute is also entitled to receive a percentage of the sublicensing income received by us.

Under the license agreement with the Whitehead Institute, we are obligated to use commercially reasonable efforts to develop and commercialize licensed products, and to make licensed products or processes reasonably available to the public. In particular, we are required to commit a minimum amount of funding toward the development of a licensed product on an annual basis or conduct activities toward specific development milestones.

The agreement will continue until the abandonment of all patent rights or expiration of the last to expire licensed patent. The Whitehead Institute may terminate the agreement if we default in the performance of any of our obligations and fail to cure the default within a specified grace period, or if we institute a proceeding to challenge the patent rights. The Whitehead Institute may also terminate the agreement if we cease to carry out our business or become bankrupt or insolvent. We may terminate the agreement for any reason upon prior written notice to the Whitehead Institute and payment of all amounts due to the Whitehead Institute through the date of termination.

### *The Scripps Research Institute*

We have entered into various license agreements with The Scripps Research Institute (TSRI) for rights relating to compositions and methods for reprogramming somatic cells, including the use of various small molecule classes and compounds in the reprogramming and maintenance of iPSCs. Under our agreements with TSRI (the TSRI License Agreements), we acquired exclusive royalty-bearing, sublicensable, worldwide licenses to make, use and sell products covered by the licensed patent rights, and to perform licensed processes, in each case, in all fields. The licensed patent rights are described in more detail above under "Intellectual Property Relating to iPSC Technology." TSRI retains a non-exclusive right to practice and use the patent rights for non-commercial educational and research purposes, and to license other academic and non-profit research institutions to practice the patent rights for internal basic research and education purposes. Under certain of our TSRI License Agreements, other third parties maintain a right to practice the patent rights for their internal use only. Our license is also subject to pre-existing rights of the U.S. government.

Under the terms of the TSRI License Agreements, we are required to pay to TSRI annual minimum fees during the term of each agreement. Additionally, upon the achievement of specific regulatory and commercial milestones, we are required to make payments to TSRI of up to approximately $1.8 million under each of the TSRI License Agreements. We will also be required to pay TSRI royalties at percentage rates ranging in the low- to mid-single digits on net sales of licensed products. In the event that we sublicense the patent rights, TSRI is also entitled to receive a percentage of the sublicensing income received by us.

Under the TSRI License Agreements, we are obligated to use commercially reasonable efforts to meet the development benchmarks set out in development plans under each of the TSRI License Agreements, or otherwise expend a minimum specified amount per year for product development. TSRI has the right to terminate any TSRI License Agreement if we fail to perform our obligations under the applicable agreement, including failure to meet any development benchmark or to use commercially reasonable efforts and due diligence to develop a licensed product, or if we otherwise breach the agreement, challenge the licensed patent rights, are convicted of a felony involving the development or commercialization of a licensed product or process, or become insolvent. We may terminate any of our TSRI License Agreements by providing ninety days' written notice to TSRI. Each TSRI License Agreement otherwise terminates upon the termination of royalty obligations under such agreement.

### *Dana-Farber Cancer Institute (DFCI)*

In April 2020, we entered into a license agreement with the DFCI for rights relating to novel antibody fragments that uniquely and specifically bind the alpha-3 domain of MICA/B. Under our license agreement with DFCI, we acquired an exclusive royalty-bearing, sublicensable, worldwide license to make, use and sell products covered by the licensed patent rights in the field of iPSC-derived cellular therapeutics for the treatment of human disease, and a non-exclusive royalty-bearing, sublicensable, worldwide license to make, use and sell products covered by the licensed patent rights in the field of cellular therapeutics for the treatment of human disease. DFCI retains the right to practice and to license to other academic, government and non-profit institutes to practice the patent rights for research, teaching and education purposes, as well as to license third parties to practice the patents rights to make or sell research reagents or other research tools solely for use in research. Our licenses are also subject to pre-existing rights of the U.S. government.

Under the terms of the license agreement, we are required to make minimum annual payments to DFCI throughout the term of the agreement. We also are required to make development, commercialization and sales milestones payments to DFCI of up to $25 million per licensed product. If commercial sales of a licensed product commence, we will pay DFCI royalties at percentage rates ranging in the low single digits on net sales of licensed products in countries where such product is protected by licensed patent rights. Our obligation to pay royalties continues on a country-by-country basis until the expiration of all licensed patent rights covering licensed products in such country, and our royalty payments will be reduced by other payments we are required to make to third parties in certain circumstances until a minimum royalty percentage has been reached. In the event that we sublicense the patent rights, DFCI is also entitled to receive a percentage of the sublicensing income received by us.

Under our agreement with DFCI, we are obligated to use reasonable efforts to develop and bring one or more licensed products to the marketplace through a program of development, production and distribution, including by meeting certain diligence benchmarks with respect to exclusively licensed products.

The agreement will continue until the expiration of the last to expire licensed patent. DFCI may terminate the agreement for cause, including if we default in the performance of any of our obligations and fail to cure the default within a specified grace period, if an officer of ours (or of an affiliate or sublicensee) is convicted of a felony related to the manufacture, use, sale or import of a licensed product, if we cease to carry out our business or become bankrupt or insolvent, and if we institute a proceeding to challenge the patent rights. DFCI may also terminate our exclusive license if we fail to materially comply with our diligence obligations. We may terminate the agreement for any reason in its entirety or on a product-by-product or country-by-country basis upon prior written notice to DFCI and payment of all amounts due to DFCI through the date of termination.

### *Baylor College of Medicine (Baylor)*

In April 2020, we entered into a license agreement with Baylor for rights pertaining to a novel ADR that selectively targets activated T-cells to protect engineered allogeneic effector cells expressing the ADR from elimination in the host immune system. Under our agreement, we obtained an exclusive royalty-bearing, sublicensable, worldwide license to make, use and sell products covered by the licensed patent rights in the field of iPSC-derived cell products, including T-cells and NK cells derived from iPSCs engineered with ADRs. Baylor retains the right to practice and license to other academic, government and research institutes for non-commercial research purposes. Our licenses are also subject to pre-existing rights of the U.S. government.

Under the terms of the license agreement, we are obligated to make a minimum annual royalty payment to Baylor starting in 2024. We are also required to make development and regulatory milestone payments to Baylor for the first three distinct licensed products, where the milestone payments total up to $7 million for the first licensed product, and are reduced by fifty percent (50%) for each of the second and third licensed products. If commercial sales of a licensed product commence, we will pay Baylor a low single-digit percentage royalty on net sales of licensed products in countries where the product is protected by licensed patent rights. Our obligation to pay royalties continues on a country-by-country basis until the expiration of all licensed patent rights in that country, with possible reductions for payments that we are required to make to third parties. In the event that we sublicense the patent rights, Baylor is entitled to receive a percentage of our sublicensing income.

Under the license agreement, we are obligated to use reasonable efforts to develop and introduce licensed products to the commercial market including by meeting certain diligence timelines. These timelines are extendable by us for one year upon a one-time payment, subject to Baylor's discretion for further extensions.

The license agreement remains in effect until the expiration of the last to expire licensed patent. Baylor has the right to terminate the agreement if we materially default in the performance of any terms and fail to correct the default within a specified grace period after Baylor's written notice. Termination by Baylor is also possible if we are subject to insolvency or similar proceedings, assignment of all or substantially all of our assets for the benefit of creditors, or the appointment of a trustee, in each case that are not dismissed, stayed or suspended within 30 days following such events. We retain the right to terminate the agreement for any cause, upon prior written notice to Baylor and payment of all amounts due to Baylor under the agreement.

## Manufacturing

### Off-the-shelf, Multiplexed-engineered, iPSC-derived Cellular Immunotherapies

The manufacture of our off-the-shelf, multiplexed-engineered, iPSC-derived CAR T-cell and CAR NK cell product candidates involves a three-stage process:

- The first stage is intended to generate a clonal master iPSC line and generally consists of the following steps: (i) obtain appropriately-consented healthy human donor cells, such as fibroblasts or hematopoietic cells, and conduct transfusion transmissible disease testing on the donor cells; (ii) induction of pluripotency in the donor cells using a proprietary transgene integration-free and footprint-free method of reprogramming; (iii) genetic engineering of iPSCs; and (iv) isolation and selection of a single iPSC, followed by clonal expansion of the single iPSC to produce a clonal master iPSC line for cell product manufacture.

- The second stage is intended to derive the cell product population of interest and generally consists of the following steps: (i) expansion and differentiation of the clonal master iPSC line to produce $CD34^+$ definitive hematopoietic progenitor cells; and (ii) further expansion and differentiation of these progenitor cells to produce the cell product population of interest.

- The third stage is intended to derive the final cell product and generally consists of the following steps: (i) washing the cell product population; (ii) formulating the cell product population in an infusion media for intravenous administration of the final cell product; and (iii) cryopreserving individual aliquots of the final cell product and storing these aliquots in single-dose infusion bags.

As part of our manufacturing process, we endeavor to utilize current Good Manufacturing Practice (cGMP) grade materials and reagents, if commercially available; however, certain critical materials and reagents are currently qualified for research use only. Additionally, we obtain key components required for the manufacture of our iPSC-derived cell product candidates from third-party manufacturers and suppliers, which include, in some instances, sole source manufacturers and suppliers. We do not currently have long-term commitments or supply agreements in place to obtain certain key components used in the manufacture of our iPSC-derived cell product candidates.

We currently operate a cGMP-compliant manufacturing facility for the production of our iPSC-derived cell product candidates for use in research, preclinical development, and clinical development. Our manufacturing facility is located in San Diego, California, and is custom designed for the production of off-the-shelf cell product candidates using clonal master iPSC lines as the starting cell source. The state-of-the-art facility has been commissioned and qualified, and we have been issued drug manufacturing licenses for the facility by the State of California, Department of Health Services, Food and Drug Branch. We believe we are positioned to support manufacturing and production of our product candidates for all phases of clinical development as well as initial commercialization.

We also contract with third parties, including medical center cell therapy facilities and contract manufacturing organizations (CMOs), for the conduct of some of the activities required to manufacture our iPSC-derived cell product candidates for use in clinical investigation. We expect that we will continue to contract with third parties, including medical center cell therapy facilities and CMOs, for the conduct of certain of the activities required to manufacture our iPSC-derived cell product candidates.

**Marketing, Market Access and Sales**

We currently intend to commercialize any products that we may successfully develop. We currently have no experience in marketing, market access or selling therapeutic products. We may need to further evaluate and generate evidence beyond what is generated in our clinical programs that would satisfy the needs of payers and healthcare technology assessment (HTA) bodies. To market any of our products independently would also require us to develop a sales force with technical expertise along with establishing commercial infrastructure and capabilities. Our commercial strategy for marketing our product candidates also may include the use of strategic partners, distributors, a contract sales force or the establishment of our own commercial infrastructure. We plan to further evaluate these alternatives as we approach approval for the first of our product candidates.

**Government Regulation**

In the United States, the FDA regulates biological products under the Federal Food, Drug, and Cosmetic Act (the FDCA) and the Public Health Service Act (the PHS Act) and related regulations. Biological products are also subject to other federal, state, local, and foreign statutes and regulations. The FDA and comparable regulatory agencies in state and local jurisdictions and in foreign countries impose substantial requirements upon the clinical development, manufacture and marketing of biological products. These agencies and other federal, state, local, and foreign entities regulate research and development activities and the testing, manufacture, quality control, safety, effectiveness, packaging, labeling, storage, distribution, record keeping, reporting, approval or licensing, advertising and promotion, and import and export related to biological products such as those we are developing. Failure to comply with the applicable U.S. regulatory requirements at any time during the product development process, approval process or after approval may subject an applicant to administrative or judicial sanctions. FDA sanctions include refusal to approve pending applications, withdrawal of an approval or suspension or revocation of a license, clinical hold or study termination, FDA Form 483s, warning or untitled letters, voluntary or mandatory product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, debarment or refusals from government contracts, mandated corrective advertising or communications with doctors, debarment, restitution, disgorgement of profits, or civil or criminal penalties. As we have seen in recent years, different laws and regulations on the same topic may not always have the same requirements, and even when requirements overlap, the rules are not always consistently implemented, interpreted, and enforced across jurisdictions. In addition, government regulation may delay or prevent marketing of product candidates for a considerable period of time and impose costly procedures upon our activities.

*Marketing Approval*

The process required by the FDA before biological products may be marketed in the United States generally involves the following:

- completion of nonclinical laboratory and animal tests according to good laboratory practices (GLPs) and applicable requirements for the humane use of laboratory animals or other applicable regulations;

- submission to the FDA of an IND application which must become effective before human clinical trials may begin;

- approval of the protocol and related documentation by an independent institutional review board (IRB), or ethics committee at each clinical trial site before each trial may be initiated;

- performance of adequate and well-controlled human clinical trials according to the FDA's regulations commonly referred to as good clinical practices (GCPs) and any additional requirements for the protection of human research subjects and their health information, to establish the safety and efficacy of the proposed biological product for its intended use or uses;

- submission to the FDA of a biologics license application (BLA) for marketing approval that includes substantive evidence of safety, purity, and potency from results of nonclinical testing and clinical trials;

- satisfactory completion of an FDA pre-approval inspection of manufacturing facilities where the product is produced to assess compliance with the FDA's cGMPs to assure that the facilities, methods and controls are adequate, and, if applicable, current good tissue practices (cGTPs) for the use of human cellular and tissue products to prevent the introduction, transmission or spread of communicable diseases;

- potential FDA audit of the nonclinical study sites and clinical trial sites that generated the data in support of the BLA;

- review of the product candidate by an FDA advisory committee where appropriate, if applicable;

- payment of user fees for FDA review of the BLA (unless fee waiver applies); and

- FDA review and approval, or licensure, of the BLA which must occur before a biological product can be marketed or sold.

*U.S. Biological Products and Drug Development Process*

Before testing any biological product candidate in humans, nonclinical tests, including laboratory evaluations and animal studies to assess the potential safety and activity of the product candidate, are conducted. The conduct of the nonclinical tests must comply with federal regulations and requirements including GLPs.

Prior to commencing the first clinical trial, the trial sponsor must submit the results of the nonclinical tests, together with manufacturing information, analytical data, any available clinical data or literature and a proposed clinical protocol, to the FDA as part of an initial IND application. Some nonclinical testing may continue even after the IND application is submitted. The IND application automatically becomes effective 30 days after receipt by the FDA unless the FDA, within the 30-day time period, raises concerns or questions about the conduct of the clinical trial and places the trial on a clinical hold. In such case, the sponsor of the IND application must resolve any outstanding concerns with the FDA before the clinical trial may begin. The FDA also may impose a clinical hold on ongoing clinical trials due to safety concerns or non-compliance. If a clinical hold is imposed, a trial may not recommence without FDA authorization and then only under terms authorized by the FDA. A clinical hold may either be a full clinical hold or a partial clinical hold that would limit a trial, for example, to certain doses or for a certain length of time or to a certain number of subjects. Further, an independent IRB for each site proposing to conduct the clinical trial must review and approve the plan for any clinical trial before it commences at that site. An IRB is charged with protecting the welfare and rights of study subjects and considers such items as whether the risks to individuals participating in the clinical trials are minimized and are reasonable in relation to anticipated benefits. The IRB also approves the form and content of the informed consent that must be signed by each clinical trial subject or his or her legal representative and must monitor the clinical trial until completed. Some trials are overseen by an independent group of qualified experts organized by the trial sponsor, known as a data safety monitoring board or committee. This group provides authorization as to whether or not a trial may move forward at designated check points based on access that only the group maintains to available data from the trial and may recommend halting the clinical trial if it determines that there is an unacceptable safety risk for subjects or other grounds, such as no demonstration of efficacy.

Clinical trials involve the administration of the product candidate to healthy volunteers or patients under the supervision of qualified investigators, generally physicians not employed by or under the trial sponsor's control. Clinical trials are conducted under protocols detailing, among other things, the objectives of the clinical trial, dosing procedures, subject selection and exclusion criteria, and the parameters to be used to monitor subject safety, including rules that assure a clinical trial will be stopped if certain adverse events occur. Each protocol and any amendments to the protocol must be submitted to the FDA and to the IRB. Information about certain clinical studies must be submitted with specific timeframes to the National Institutes of Health for public dissemination at www.clinicaltrials.gov.

A sponsor that wishes to conduct a clinical trial outside of the U.S. may, but need not, obtain FDA authorization to conduct the clinical trial under an IND. If a foreign clinical trial is not conducted under an IND, the sponsor may submit data from the clinical trial to the FDA in support of a BLA. The FDA will accept a well-designed and well-conducted foreign clinical study not conducted under an IND if the study was conducted in accordance with GCP requirements, and the FDA is able to validate the data through an onsite inspection if deemed necessary.

For purposes of BLA approval, human clinical trials are typically conducted in three sequential phases that may overlap:

- Phase 1—The investigational product is initially introduced into healthy human subjects and tested for safety. In the case of some products for severe or life-threatening diseases, especially when the product may be too inherently toxic to ethically administer to healthy volunteers, the initial human testing is often conducted in patients. These trials may also provide early evidence on effectiveness.

- Phase 2—These trials are conducted in a limited number of patients in the target population to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases and to determine dosage tolerance and optimal dosage. Multiple Phase 2 clinical trials may be conducted by the sponsor to obtain information prior to beginning larger and more expensive Phase 3 clinical trials.

- Phase 3—Phase 3 trials are undertaken to provide statistically significant evidence of clinical efficacy and to further evaluate dosage, potency, and safety in an expanded patient population at multiple clinical trial sites. They are performed after preliminary evidence suggesting effectiveness of the product has been obtained, and are intended to establish the overall benefit-risk relationship of the investigational product, and to provide an adequate basis for product approval and physician labeling.

- Phase 4—In some cases, the FDA may condition approval of a BLA for a product candidate on the sponsor's agreement to conduct additional clinical studies to further assess the candidate's safety and effectiveness after approval. Such post-approval trials are typically referred to as Phase 4 clinical trials. The FDA has statutory authority to require post-market clinical trials to address safety issues. A sponsor may also voluntarily conduct additional clinical studies after approval to gain more information about their product. All of these trials must be conducted in accordance with GCP requirements in order for the data to be considered reliable for regulatory purposes.

A clinical trial may combine the elements of more than one phase and the FDA often requires more than one Phase 3 trial to support marketing approval of a product candidate. A company's designation of a clinical trial as being of a particular phase is not necessarily indicative that the study will be sufficient to satisfy the FDA requirements of that phase because this determination cannot be made until the protocol and data have been submitted to and reviewed by the FDA.

A pivotal trial is a clinical trial that is believed to satisfy FDA requirements for the evaluation of a product candidate's safety and efficacy such that it can be used, alone or with other pivotal or non-pivotal trials, to support regulatory approval. Generally, pivotal trials are Phase 3 trials, but they may be Phase 2 trials if the design provides a well-controlled and reliable assessment of clinical benefit, particularly in an area of unmet medical need.

During all phases of clinical development, regulatory agencies require extensive monitoring and auditing of all clinical activities, clinical data, and clinical trial investigators. Annual progress reports detailing the results of the clinical trials must be submitted to the FDA. Within 15 calendar days after the sponsor determines that the information qualifies for reporting, written IND safety reports must be submitted to the FDA and the investigators for serious and unexpected adverse events; any findings from other studies, tests in laboratory animals or *in vitro* testing that suggest a significant risk for human subjects; or any clinically important increase in the rate of a serious suspected adverse reaction over that listed in the protocol or investigator brochure. The sponsor also must notify the FDA of any unexpected fatal or life-threatening suspected adverse reaction within seven calendar days after the sponsor's initial receipt of the information.

Regulatory authorities, a data safety monitoring board or the sponsor may suspend a clinical trial at any time on various grounds, including a finding that the participants are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the trial is not being conducted in accordance with the IRB's requirements or if the investigated product has been associated with unexpected serious harm to patients, and the trial may not recommence without the IRB's authorization.

Typically, if a product is intended to treat a chronic disease, safety and efficacy data must be gathered over an extended period of time, which can range from six months to three years or more.

Concurrently with clinical trials, companies usually complete additional animal studies and must also develop additional information about the physical characteristics of the investigational product and finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. To help reduce the risk of the introduction of adventitious agents with the use of biological products, the PHS Act emphasizes the importance of manufacturing control for products whose attributes cannot be precisely defined. The manufacturing process must be capable of consistently producing quality batches of the product candidate and, among other things, the sponsor must develop methods for testing the identity, strength, quality, potency, and purity of the final biological product. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the biological product candidate does not undergo unacceptable deterioration over its shelf life.

A drug being studied in clinical trials may be made available to individual patients in certain circumstances. Pursuant to the 21st Century Cures Act (the Cures Act), as amended, the manufacturer of an investigational drug for a serious disease or condition is required to make available, such as by posting on its website, its policy on evaluating and responding to requests for individual patient access to such investigational drug. This requirement applies on the earlier of the first initiation of a Phase 2 or Phase 3 trial of the investigational drug, or as applicable, 15 days after the drug receives a designation as a breakthrough therapy, fast track product, or RMAT. Further, the Right to Try Act of 2017 among other things, provides a federal framework for certain patients to request access to certain IND products that have completed a Phase 1 clinical trial and that are undergoing investigation for FDA approval. There is no obligation for a pharmaceutical manufacturer to make its drug products available to eligible patients as a result of the Right to Try Act. We review each individual request for access through the Cures Act, the Right to Try Act and similar state laws, and may or may not provide access depending upon the facts of each request.

### U.S. Review and Approval Processes

In order to obtain approval to market a biological product in the United States, a BLA must be submitted to the FDA that provides data establishing to the FDA's satisfaction the safety, purity and potency of the investigational product for the proposed indication. A BLA includes all data available from nonclinical studies and clinical trials, together with detailed information relating to the product's manufacture and composition, and proposed labeling.

Under the Prescription Drug User Fee Act (PDUFA), as amended, each BLA must be accompanied by a user fee. PDUFA also imposes an annual prescription drug product program fee for biologics and drugs. The FDA adjusts the PDUFA user fees on an annual basis. Fee waivers or reductions are available in certain circumstances, including a waiver of the application fee for the first application filed by a small business having fewer than 500 employees. Additionally, no user fees are assessed on BLAs for products designated as orphan drugs, unless the product also includes a non-orphan indication.

The FDA has 60 days from its receipt of a BLA to determine whether the application will be accepted for filing based on the agency's threshold determination that the application is sufficiently complete to permit substantive review. The FDA may refuse to file any BLA that it deems incomplete or not properly reviewable at the time of submission and may request additional information. In this event, the BLA must be resubmitted with the additional information. The resubmitted application also is subject to review before the FDA accepts it for filing. After the BLA submission is accepted for filing, the FDA reviews the BLA to determine, among other things, whether the proposed product is safe and effective for its intended use, and has an acceptable purity profile, and whether the product is being manufactured in accordance with cGMPs to assure and preserve the product's identity, safety, strength, quality, potency, and purity, and for a biological product, whether it meets the biological product standards. The FDA may refer applications for novel products or products that present difficult questions of safety or efficacy to an advisory committee, typically comprised of clinicians and other experts, for evaluation and a recommendation as to whether the application should be approved and, if so, under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.

Before approving a BLA, the FDA will inspect the facilities at which the product is manufactured. The FDA will not approve the product unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to ensure consistent production of the product within required specifications. For a human cellular or tissue product, the FDA also will not approve the product if the manufacturer is not in compliance with cGTPs. FDA regulations also require tissue establishments to register and list their human cells, tissues, and cellular and tissue-based products (HCT/Ps) with the FDA and, when applicable, to evaluate donors through screening and testing. Additionally, before approving a BLA, the FDA may inspect clinical sites to ensure that the clinical trials were conducted in compliance with IND study requirements and GCPs. If the FDA determines the manufacturing process or manufacturing facilities are not acceptable, it typically will outline the deficiencies and often will require the facility to take corrective action and provide documentation evidencing the implementation of such corrective action, which may delay further review of the application. If the FDA finds that a clinical site did not conduct the clinical trial in accordance with GCPs, the FDA may determine the data generated by the site should be excluded from the primary efficacy analyses provided in the BLA, and request additional testing or data. Additionally, the FDA ultimately may still decide that the application does not satisfy the regulatory criteria for approval.

The FDA also has authority to require a Risk Evaluation and Mitigation Strategy (REMS) from manufacturers to ensure that the benefits of a biological product outweigh its risks. A sponsor may also voluntarily propose a REMS as part of the BLA submission. The need for a REMS is determined as part of the review of the BLA. Based on statutory standards, elements of a REMS may include "dear doctor letters," a medication guide, more elaborate targeted educational programs, and in some cases restrictions on distribution. These elements are negotiated as part of the BLA approval, and in some cases may delay the approval date. Once adopted, REMS are subject to periodic assessment and modification.

After the FDA completes its initial review of a BLA, it will communicate to the sponsor that the biological product will either be approved, or it will issue a complete response letter to communicate that the BLA will not be approved in its current form. The complete response letter usually describes all of the specific deficiencies in the BLA identified by the FDA. The deficiencies identified may be minor, for example, requiring labeling changes, or major, for example, requiring additional clinical trials. Additionally, the complete response letter may include recommended actions that the applicant might take to place the application in a condition for approval. If a complete response letter is issued, the applicant may either resubmit the BLA to address all of the deficiencies identified in the letter, or withdraw the application, or request a hearing. Even if such data and information are submitted, the FDA may decide that the BLA does not satisfy the criteria for approval.

One of the performance goals of the FDA under PDUFA is to review 90% of standard BLAs in 10 months of the 60-day filing date and 90% of priority BLAs in six months of the 60-day filing date, whereupon a review decision is to be made. The FDA does not always meet its PDUFA goal dates for standard and priority BLAs and its review goals are subject to change from time to time. The review process and the PDUFA goal data may be extended in certain circumstances, such as by three months if a major amendment is submitted at any time during the review cycle.

Even if a product candidate receives regulatory approval, the approval may be limited to specific disease states, patient populations and dosages, or the indications for use may otherwise be limited. Further, the FDA may require that certain contraindications, warnings, or precautions be included in the product labeling. The FDA may impose restrictions and conditions on product distribution, prescribing, or dispensing in the form of a risk management plan, or otherwise limit the scope of any approval. In addition, the FDA may require Phase 4 post-marketing clinical trials and testing and surveillance programs to monitor the safety of approved products that have been commercialized. Further, even after regulatory approval is obtained, later discovery of previously unknown problems with a product may result in the imposition of new restrictions on the product or complete withdrawal of the product from the market.

### *Post-Approval Requirements*

Products manufactured or distributed pursuant to FDA approvals are subject to continuing regulation by the FDA, including, among other things, requirements relating to monitoring, record-keeping, advertising and promotion, reporting of adverse experiences, and limitations on industry-sponsored scientific and educational activities. Further, if there are any modifications to the drug or biologic, including changes in indications, labeling or manufacturing processes or facilities, the applicant may be required to submit and obtain FDA approval of a new BLA or a BLA supplement, which may require the development of additional data or preclinical studies and clinical trials.

FDA regulations require that approved products be manufactured in specific approved facilities and in accordance with cGMP regulations which require, among other things, quality control and quality assurance, the maintenance of records and documentation, and the obligation to investigate and correct any deviations from cGMP. Manufacturers and other entities involved in the manufacture and distribution of approved drugs or biologics, and those supplying products, ingredients, and components of them, are required to register their establishments with the FDA and certain state agencies, and are subject to periodic announced and unannounced inspections by the FDA and certain state agencies for compliance with cGMP requirements and other regulatory requirements. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain cGMP compliance. The discovery of violative conditions, including failure to conform to cGMP regulations, could result in enforcement actions.

The FDA strictly regulates marketing, labeling, advertising and promotion of products that are placed on the market. Drugs may be promoted only for the approved indications and in accordance with the provisions of the approved label. The FDA does not regulate behavior of physicians in their choice of treatments and physicians may legally prescribe available products for uses that are not described in the product's labeling and that differ from those approved by the FDA. However, the FDA does restrict an applicant's communications on the subject of off-label use of their products. The FDA and other agencies actively enforce the laws prohibiting the marketing and promotion of off-label uses, and a company that is found to have improperly marketed or promoted off-label use may be subject to significant liability, including criminal and civil penalties under the FDCA and False Claims Act, exclusion from participation in federal healthcare programs, and mandatory compliance programs.

The FDA also may require post-marketing testing, known as Phase 4 testing, and surveillance to monitor the effects of an approved product. Discovery of previously unknown problems with a product or the failure to comply with applicable FDA requirements can have negative consequences, including adverse publicity, restrictions on a product, and judicial or administrative enforcement.

### Expedited Development and Review Programs

The FDA is authorized to designate certain products for expedited review if they demonstrate the potential to address an unmet medical need in the treatment of a serious or life-threatening disease or condition for which there is no effective treatment. These programs are referred to as fast-track designation, priority review, accelerated approval, breakthrough therapy designation, and regenerative advanced therapy designation.

*Fast Track Designation.* The FDA may grant "fast track" status to product candidates that are intended to treat serious or life-threatening diseases or conditions and demonstrate the potential to address an unmet medical need for the condition. Fast track is a process designed to facilitate the development and expedite the review of such product candidates by providing, among other things, more frequent meetings with the FDA to discuss the product candidate's development plan and rolling review, which allows submission of individually completed sections of an BLA for FDA review before the entire submission is completed. Fast track designation applies to the combination of the product and the specific indication for which it is being studied. The sponsor of a product candidate may request the FDA to designate the product as a fast-track product at any time during clinical development. Fast track status does not ensure that a product will be developed more quickly or receive FDA approval. In addition, the fast-track designation may be withdrawn by the FDA if the FDA believes that the designation is no longer supported by data emerging in the clinical trial process, or if the designated drug development program is no longer being pursued.

*Priority Review.* The FDA may give a priority review designation to a product candidate if it has the potential to provide safe and effective therapy where no satisfactory alternative therapy exists or to provide a significant improvement in the treatment, diagnosis or prevention of a disease compared to marketed products. Priority review is intended to reduce the time it takes for the FDA to review a BLA, with the goal to take action on the application within six months from when the application is filed, compared to ten months for a standard review. The FDA will attempt to direct additional resources to the evaluation of an application for a biological product or drug designated for priority review in an effort to facilitate the review.

*Accelerated Approval.* Additionally, a product may be eligible for accelerated approval. Drug or biological products studied for their safety and effectiveness in treating serious or life-threatening illnesses and that provide meaningful therapeutic benefit over existing treatments may receive accelerated approval, which means that they may be approved on the basis of adequate and well-controlled clinical trials establishing that the product has an effect on a surrogate endpoint that is reasonably likely to predict a clinical benefit, or on the basis of an effect on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity or prevalence of the condition and the availability or lack of alternative treatments. As a condition of approval, the FDA may require that a sponsor of a biological product or drug receiving accelerated approval perform adequate and well-controlled post-marketing clinical trials with due diligence and, under the Food and Drug Omnibus Reform Act of 2022 (FDORA), the FDA is now permitted to require, as appropriate, that such trials be underway prior to approval or within a specific time period after the date of approval for a product granted accelerated approval. In addition, the FDA currently requires, unless otherwise informed by the agency, pre-approval of promotional materials for products being considered for accelerated approval. Under FDORA, the FDA has increased authority for expedited procedures to withdraw approval of a drug or indication approved under accelerated approval if, for example, the confirmatory trial fails to verify the predicted clinical benefit of the product.

*Breakthrough Therapy Designation.* A product candidate intended to treat a serious or life-threatening disease or condition may also be eligible for breakthrough therapy designation if preliminary clinical evidence indicates that it may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints. If so designated, the FDA will expedite the development and review of the product candidate's marketing application, including by meeting with, and providing advice to, the sponsor throughout the product candidate's development, and taking steps to facilitate an efficient review of the development program and to ensure that the design of the clinical trials is as efficient as practicable.

*RMAT Designation.* As part of the Cures Act, Congress amended the FDCA to create an accelerated approval program for regenerative advanced therapies. To qualify for this program, and be granted regenerative advanced medicine therapy (RMAT) designation, a product must be a cell therapy, therapeutic tissue engineering product, human cell and tissue product, or a combination of such products, and not a product solely regulated as a human cell and tissue product. This program is intended to facilitate efficient development and expedite review of regenerative advanced therapies, which are intended to treat, modify, reverse, or cure a serious or life-threatening disease or condition and preliminary clinical evidence must indicate that the product candidate has the potential to address an unmet need for such disease or condition. A BLA for a product candidate that has received RMAT designation may be eligible for priority review or accelerated approval through (1) surrogate or intermediate endpoints reasonably likely to predict long-term clinical benefit or (2) reliance upon data obtained from a meaningful number of sites. Benefits of such designation also include early interactions with FDA to discuss any potential surrogate or intermediate endpoint to be used to support accelerated approval. A designated RMAT product candidate that is granted accelerated approval and is subject to post approval requirements may fulfill such requirements through the submission of clinical evidence, clinical studies, patient registries, or other sources of real world evidence, such as electronic health records; the collection of larger confirmatory data sets; or post approval monitoring of all patients treated with such therapy prior to its approval.

*Designated Platform Technology Status.* Under FDORA, a platform technology incorporated within or utilized by a drug or biological product is eligible for designation as a designated platform technology if (1) the platform technology is incorporated in, or utilized by, a drug approved under a BLA or NDA; (2) preliminary evidence submitted by the sponsor of the approved or licensed drug, or a sponsor that has been granted a right of reference to data submitted in the application for such drug, demonstrates that the platform technology has the potential to be incorporated in, or utilized by, more than one drug without an adverse effect on quality, manufacturing, or safety; and (3) data or information submitted by the applicable person indicates that incorporation or utilization of the platform technology has a reasonable likelihood to bring significant efficiencies to the drug development or manufacturing process and to the review process. A sponsor may request the FDA to designate a platform technology as a designated platform technology concurrently with, or at any time after, submission of an IND application for a drug that incorporates or utilizes the platform technology that is the subject of the request. If so designated, the FDA may expedite the development and review of any subsequent original BLA for a drug that uses or incorporates the platform technology. Designated platform technology status does not ensure that a drug will be developed more quickly or receive FDA approval. In addition, the FDA may revoke a designation if the FDA determines that a designated platform technology no longer meets the criteria for such designation.

*RTOR.* The FDA may review applications for oncology products under Real-Time Oncology Review (RTOR) established by the FDA's Oncology Center of Excellence. RTOR, which allows an applicant to pre-submit components of the application to allow the FDA to review clinical data before the complete filing is submitted, aims to explore a more efficient review process to ensure that safe and effective treatments are available to patients as early as possible, while maintaining and improving review quality. Products considered for review under RTOR must, among other things, be likely to demonstrate substantial improvements on a clinically relevant endpoint(s) over available therapy, and must have easily interpreted endpoints. In addition, no aspect of the application should be likely to require a longer review time, such as, for example, a requirement for a REMS. To determine eligibility for RTOR, the FDA requires top-line efficacy and safety results from an applicant's pivotal clinical trial(s), as well as completion of database lock for the clinical trial(s). The FDA will generally make a decision regarding acceptance into RTOR within twenty (20) business days of receipt of the request from the applicant. If an applicant is not accepted into RTOR, the applicant will follow routine application submission procedures.

Fast Track designation, priority review, accelerated approval, breakthrough therapy designation, RMAT designation, designated platform technology status, and RTOR do not change the standards for approval but may expedite the development or approval process. Moreover, even if a product candidate or platform technology qualifies for one or more of these programs, the FDA may later decide that the product candidate or platform technology no longer meets the conditions for qualification or decide that the time period for FDA review or approval will not be shortened.

### U.S. Patent Term Restoration and Marketing Exclusivity

Under certain circumstances, U.S. patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, commonly referred to as the Hatch-Waxman Amendments. Patent term restoration can compensate for time lost during product development and the regulatory review process by returning up to five years of patent life for a patent that covers a new product or its use. However, patent term restoration cannot extend the remaining term of a patent beyond a total of 14 years from the product's approval date. The period of patent term restoration is generally one-half the time between the effective date of an IND application (falling after issuance of the patent) and the submission date of a BLA, plus the time between the submission date of the BLA and the approval of that application, provided the sponsor acted with diligence. Only one patent applicable to an approved product is eligible for the extension and the application for the extension must be submitted prior to the expiration of the patent. The application for patent term extension is subject to approval by the U.S. Patent and Trademark Office in consultation with the FDA. A patent term extension is only available when the FDA approves a biological product or drug for the first time.

With the Hatch-Waxman Amendments, Congress authorized the FDA to approve generic drugs that are the same as drugs previously approved by the FDA under the NDA provisions of the FDCA. To obtain approval of a generic drug, an applicant must submit to the agency an abbreviated new drug application (ANDA) which relies on the preclinical and clinical testing previously conducted for a drug approved under an NDA, known as the reference listed drug (RLD). For the ANDA to be approved, the FDA must find that the generic version is identical to the RLD with respect to the active ingredients, the route of administration, the dosage form, and the strength of the drug. The FDA must also determine that the generic drug is bioequivalent to the innovator drug.

An abbreviated approval pathway for biological products shown to be biosimilar to, or interchangeable with, an FDA-licensed reference biological product was created by the Biologics Price Competition and Innovation Act of 2009, which was part of the Patient Protection and Affordable Care Act of 2010 (ACA). This amendment to the PHS Act attempts to minimize duplicative testing. Biosimilarity, which requires that there be no clinically meaningful differences between the biological product and the reference product in terms of safety, purity, and potency, can be shown through analytical studies, animal studies, and a clinical trial or trials. Interchangeability requires that a biological product is biosimilar to the reference biological product and the product must demonstrate that it can be expected to produce the same clinical results as the reference product and, for products administered multiple times, the product and the reference product may be switched after one has been previously administered without increasing safety risks or risks of diminished efficacy relative to exclusive use of the reference biological product.

A reference biological product is granted twelve years of exclusivity from the time of first licensure of the reference product. The first biological product submitted under the abbreviated approval pathway that is determined to be interchangeable with the reference product has exclusivity against other biologics submitting under the abbreviated approval pathway for the lesser of (i) one year after the first commercial marketing, (ii) 18 months after approval if there is no legal challenge, (iii) 18 months after the resolution in the applicant's favor of a lawsuit challenging the biologic's patents if an application has been submitted, or (iv) 42 months after the application has been approved if a lawsuit is ongoing within the 42-month period.

A biological product or drug can obtain pediatric market exclusivity in the United States. Pediatric exclusivity, if granted, adds six months to existing exclusivity periods for all formulations, dosage forms, and indications of the active moiety or the biological period and, for drugs, patent terms. This six-month exclusivity, which runs from the end of other exclusivity protection or, for drugs, patent term, may be granted based on the voluntary completion of a pediatric study in accordance with an FDA-issued "Written Request" for such a study provided that at the time pediatric exclusivity is granted there is not less than nine months of term remaining.

### Orphan Drug Designation and Exclusivity

Under the Orphan Drug Act, the FDA may grant orphan drug designation to biological products and drugs intended to treat a rare disease or condition, which is generally a disease or condition that affects fewer than 200,000 individuals in the United States, or more than 200,000 individuals in the United States and for which there is no reasonable expectation that the cost of developing and making a biological product or drug in the United States for this type of disease or condition will be recovered from sales of the product. Orphan drug designation must be requested before submitting a BLA. After the FDA grants orphan drug designation, the identity of the applicant, the name of the therapeutic agent and its designated orphan use are disclosed publicly by the FDA. Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process.

If a biological product or drug that receives orphan drug designation is the first such product approved by FDA for the orphan indication, it receives orphan product exclusivity, which for seven years prohibits the FDA from approving another application to market the same product for the same indication. Orphan product exclusivity will not bar approval of another product under certain circumstances, including if the new product is shown to be clinically superior to the approved product on the basis of greater efficacy or safety or a demonstration that the new product otherwise makes a major contribution to patient care. More than one product may also be approved by the FDA for the same orphan indication or disease as long as the products are different. If a biological product or drug designated as an orphan product receives marketing approval for an indication broader than what is designated, it may not be entitled to orphan product exclusivity. Orphan drug status in the European Union has similar, but not identical, benefits.

### Pediatric Research Equity Act

Under the Pediatric Research Equity Act (PREA), as amended, a BLA or supplement must contain data to assess the safety and effectiveness of the biological product or drug for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The intent of the PREA is to compel sponsors whose products have pediatric applicability to study those products in pediatric populations. The FDCA requires manufacturers of biological products and drugs that include a new active ingredient, new indication, new dosage form, new dosing regimen or new route of administration to submit a pediatric study plan to the FDA as part of the IND application. The plan must be submitted not later than 60 days after the end-of-Phase 2 meeting with the FDA; or if there is no such meeting, before the initiation of any Phase 3 trials or a combined Phase 2 and Phase 3 trial; or if no such trial will be conducted, no later than 210 days before submitting a marketing application or supplement. The FDA may grant deferrals for submission of data or full or partial waivers. Generally, the PREA does not apply to any biological product or drug for an indication for which orphan designation has been granted.

### Coverage and Reimbursement

Sales of our products, when and if approved, will depend, in part, on the extent to which our products will be covered by third-party payors, such as government health programs, commercial insurance and managed healthcare organizations. In the United States, no uniform policy of coverage and reimbursement for drug or biological products exists. Accordingly, decisions regarding the extent of coverage and amount of reimbursement to be provided for any of our products will be made on a payor-by-payor basis. Additionally, coverage determinations often require generating additional evidence related, for example, to the relative costs and benefits of new therapies versus standard of care – which goes beyond the data able to be generated within our clinical programs. Patients are unlikely to use our products unless coverage is provided and reimbursement is adequate to cover a significant portion of their cost.

In the United States, for example, principal decisions about reimbursement for new products are typically made by the Centers for Medicare & Medicaid Services (CMS), which decides whether and to what extent a new product will be covered and reimbursed under Medicare. Private third-party payors often follow CMS's decisions regarding coverage and reimbursement to a substantial degree. However, one third-party payor's determination to provide coverage for a product candidate does not assure that other payors will also provide coverage for the product candidate. Further, no uniform policy for coverage and reimbursement exists in the United States, and coverage and reimbursement can differ significantly from payor to payor. As a result, coverage determination is often a time-consuming and costly process that will require us to provide scientific and clinical support for the use of our products to each payor separately, with no assurance that coverage and adequate reimbursement will be obtained. Further, coverage policies and third-party payor reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained, less favorable coverage policies and reimbursement rates may be implemented in the future.

The U.S. government, state legislatures and foreign governments have shown significant interest in implementing cost containment programs to limit the growth of government-paid health care costs, including price-controls, restrictions on reimbursement and requirements for substitution of biosimilars for branded prescription drugs. Net prices for drugs may be reduced by mandatory discounts or rebates required by government healthcare programs or private payors and by any future relaxation of laws that presently restrict imports of drugs from countries where they may be sold at lower prices than in the United States. In addition, many pharmaceutical manufacturers must calculate and report certain price reporting metrics to the government, such as average sales price and best price. Penalties may apply in some cases when such metrics are not submitted accurately and timely. Increasingly, third-party payors are also requiring that drug companies provide them with predetermined discounts from list prices and are challenging the prices charged for medical products. We cannot be sure that reimbursement will be available for any product candidate that we commercialize and, if reimbursement is available, the level of reimbursement.

In some foreign countries, the proposed pricing for a drug must be approved before it may be lawfully marketed. The requirements governing drug pricing vary widely from country to country. For example, the European Union provides options for its Member States to restrict the range of medicinal products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. To obtain reimbursement or pricing approval, some of these countries may require the completion of clinical trials that compare the cost effectiveness of a particular product candidate to currently available therapies. A Member State may approve a specific price for the medicinal product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any of our product candidates. Historically, products launched in the European Union do not follow price structures of the United States and generally prices tend to be significantly lower.

### *Healthcare Reform and Other Regulatory Changes*

In the United States and some foreign jurisdictions, there have been, and likely will continue to be, a number of legislative and regulatory changes and proposed changes regarding the healthcare system directed at broadening the availability of healthcare, improving the quality of healthcare, and containing or lowering the cost of healthcare.

For example, in 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, each as amended, collectively known as the ACA was enacted in the United States. The ACA includes measures that have significantly changed, and are expected to continue to significantly change, the way healthcare is financed by both governmental and private insurers. The ACA contained a number of provisions, including those governing enrollment in federal healthcare programs, reimbursement adjustments and changes to fraud and abuse laws. Among the provisions of the ACA of greatest importance to the pharmaceutical industry are that the ACA:

- subjects biological products to potential competition by biosimilars;

- made several changes to the Medicaid Drug Rebate Program, including increasing pharmaceutical manufacturers' rebate liability; and

- extended a manufacturer's Medicaid rebate liability to covered drugs dispensed to individuals who are enrolled in Medicaid managed care organizations.

Other legislative changes have been proposed and adopted in the United States since the Affordable Care Act was enacted include the following:

- The Budget Control Act of 2011, among other things, created measures for spending reductions by Congress. This includes aggregate reductions of Medicare payments to providers of 2% per fiscal year. Subsequent legislation extended the 2% reduction which remains in effect through 2031.

- The American Taxpayer Relief Act of 2012 further reduced Medicare payments to several types of providers and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

- The American Rescue Plan Act of 2021 eliminated the statutory Medicaid drug rebate cap, previously set at 100% of a drug's average manufacturer price, for single source and innovator multiple source drugs, effective January 1, 2024. Due to the Statutory Pay-As-You-Go Act of 2010, estimated budget deficit increases resulting from the American Rescue Plan Act of 2021, and subsequent legislation, Medicare payments to providers were further reduced starting on January 1, 2025; however, legislation has been introduced in the U.S. Congress that would, if enacted, reverse these payment reductions. In addition to provider payment cuts under Medicare, the American Rescue Plan Act of 2021 also eliminated the statutory Medicaid drug rebate cap, previously set at 100% of a drug's average manufacturer price, for single source and innovator multiple source drugs, effective January 1, 2024. These laws and regulations may result in additional reductions in Medicare and other healthcare funding available for healthcare providers and may otherwise affect the prices we may obtain for any of our product candidates for which we may obtain regulatory approval or the frequency with which any such product candidate is prescribed or used.

- The Inflation Reduction Act of 2022 (IRA) includes several provisions that may impact our business to varying degrees, including provisions that reduce the out-of-pocket spending cap for Medicare Part D beneficiaries from $7,050 to $2,000 starting in 2025, thereby effectively eliminating the coverage gap; impose new manufacturer financial liability on certain drugs under Medicare Part D, allow the U.S. government to negotiate Medicare Part B and Part D price caps for certain high-cost drugs and biologics without generic or biosimilar competition; require companies to pay rebates to Medicare for certain drug prices that increase faster than inflation; and delay until January 1, 2032 the implementation of the HHS rebate rule that would have limited the fees that pharmacy benefit managers can charge. Further, under the IRA, orphan drugs are exempted from the Medicare drug price negotiation program, but only if they have one orphan designation and for which the only approved indication is for that disease or condition. Previously, if a product had received multiple orphan designations or multiple approved indications, it would not qualify for the orphan drug exemption. Under the One Big Beautiful Bill Act of 2025 (OBBBA), this restriction was loosened; and effective for the 2028 initial price applicability year, all orphan drugs, regardless of the number of orphan drug designations or rare disease indications, are exempt from the Medicare drug price negotiation program. The implementation of the IRA is currently subject to ongoing litigation challenging the constitutionality of the IRA's Medicare drug price negotiation program. Although the effects of the IRA on our business and the healthcare industry in general are not yet known, we are taking into consideration the potential impact of the IRA on our development and commercialization activities.

- In addition, the OBBBA imposed significant reductions in Medicaid funding, additional work requirements for Medicaid recipients, and more frequent reenrollment requirements. These changes are expected to place substantial pressure on state

Medicaid budgets, reduce enrollment, and limit covered services, which could decrease utilization of, and reimbursement for, our products, if approved.

The costs of prescription pharmaceuticals have also been the subject of considerable discussion in the United States. To date, there have been several recent U.S. congressional inquiries, as well as proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, reduce the costs of drugs under Medicare and reform government program reimbursement methodologies for drug products. For example, the Trump Administration has issued executive orders and supported proposed regulatory initiatives in 2025 that could have an impact on the prices that we, or any collaborators, may receive for any approved products. On May 12, 2025, President Trump signed an executive order directing the Secretary of HHS to set and communicate most-favored-nation (MFN) price targets to manufacturers and propose a rulemaking plan to impose MFN pricing if "significant progress" is not made, and also directing the federal government to support regulatory paths to allow direct-to-patient sales for companies that meet these targets. The executive order further states that the Administration will take additional action (for example, examining whether marketing approvals should be modified or rescinded or considering individual drug importation waiver authorities) should manufacturers fail to offer American consumers the MFN lowest price. In July 2025, President Trump sent letters to certain pharmaceutical companies demanding that these companies extend MFN pricing to Medicaid and newly launched drugs as well as move to direct-to-consumer models priced at MFN pricing, and soliciting binding commitments by September 29, 2025. Since this time, multiple drug manufacturers have announced plans to, for certain of their drugs, lower prices to reflect similar pricing around the world, and to sell these reduced-price drugs on a direct-to-consumer purchasing platform that is yet to be developed by the federal government; however, it is not known what results will occur to the extent the recipients of these letters do not reduce their U.S. prices.

On December 19, 2025, CMS released two proposed rules that would incorporate MFN pricing principles into federal reimbursement for prescription drugs. The first proposal, the Global Benchmark for Efficient Drug Pricing Model (GLOBE) for Medicare Part B, would require manufacturers of specified single source drugs and sole source biologics to pay incremental rebates based on international benchmark prices, with participation triggered for products meeting CMS's spending and eligibility criteria. The second proposal, the Guarding U.S. Medicare Against Rising Drug Costs (GUARD) model for Medicare Part D, would similarly mandate manufacturer rebates for qualifying sole source drugs where the Medicare net price exceeds an MFN benchmark derived from international reference pricing methodologies. As proposed, GLOBE would begin a five year performance period on October 1, 2026 and GUARD would begin its performance period in 2027. These proposals will likely be subject to legal challenges that could delay their implementation or modify their impact on manufacturer pricing and revenue. Additionally, in November 2025, CMS introduced the GENErating cost Reductions fOr U.S. Medicaid (GENEROUS) Model, a voluntary MFN framework for manufacturers participating in the Medicaid Drug Rebate Program. Although it is voluntary, the GENEROUS Model could also impact the drug pricing landscape for manufacturers.

At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. Certain states are also pursuing cost containment efforts through Prescription Drug Affordability Boards (PDABs) and similar entities. While many PDABs have been granted authority to promote drug price transparency and reporting, some states have granted PDABs more expansive authority, including to set Upper Payment Limits (UPLs) on select, high price drugs. The adoption and implementation of UPLs may put downward pressure on drug prices and impact our future revenues. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs. This could reduce the ultimate demand for our drugs or put pressure on our drug pricing, which could negatively affect our business, financial condition, results of operations and prospects.

### *Other Healthcare Laws and Compliance Requirements*

Pharmaceutical companies are subject to additional healthcare regulation and enforcement by the federal government and by authorities in the states and foreign jurisdictions in which they conduct their business that may constrain the financial arrangements and relationships through which companies research, as well as sell, market and distribute any products for which such companies may obtain marketing authorization. Arrangements with third-party payors and customers can expose pharmaceutical manufactures to broadly applicable fraud and abuse and other healthcare laws and regulations, including, without limitation, the federal Anti-Kickback Statute and the federal False Claims Act (FCA) which may constrain the business or financial arrangements and relationships through which companies research, sell, market and distribute pharmaceutical products. In addition, transparency laws and patient privacy laws can apply to the activities of pharmaceutical manufactures. The applicable federal, state and foreign healthcare laws and regulations that can affect a pharmaceutical company's operations include without limitation:

- The federal Anti-Kickback Statute, which prohibits, among other things, knowingly and willfully soliciting, receiving, offering or paying any remuneration (including any kickback, bribe, or rebate), directly or indirectly, overtly or covertly, in cash or in kind, to induce, or in return for, either the referral of an individual, or the purchase, lease, order or recommendation of any good, facility, item or service for which payment may be made, in whole or in part, under the Medicare and Medicaid programs, or other federal healthcare programs. A person or entity can be found guilty of violating the statute without actual knowledge of the statute or specific intent to violate it. Violations are subject to civil and criminal fines and penalties for each violation, plus up to three times the remuneration involved, imprisonment, and exclusion from government healthcare programs. In addition, the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the FCA or federal civil monetary penalties. The Anti-Kickback Statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand and prescribers, purchasers, and formulary managers on the other. There are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution, but such exceptions and safe harbors are drawn narrowly and require strict compliance in order to offer protection;

- The federal civil and criminal false claims laws, including the FCA, and civil monetary penalty laws, which prohibit any person or entity from, among other things, knowingly presenting, or causing to be presented, a false, fictitious or fraudulent claim for payment to, or approval by, the federal government or knowingly making, using or causing to be made or used a false record or statement, including providing inaccurate billing or coding information to customers or promoting a product off-label, material to a false or fraudulent claim to the federal government. As a result of a modification made by the Fraud Enforcement and Recovery Act of 2009, a claim includes "any request or demand" for money or property presented to the federal government. In addition, manufacturers can be held liable under the FCA even when they do not submit claims directly to government payors if they are deemed to "cause" the submission of false or fraudulent claims. The FCA also permits a private individual acting as a "whistleblower" to bring actions on behalf of the federal government alleging violations of the FCA and to share in any monetary recovery;

- The federal Health Insurance Portability and Accountability Act of 1996 (HIPAA), which created federal criminal statutes that prohibit, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program or obtain, by means of false or fraudulent pretenses, representations, or promises, any of the money or property owned by, or under the custody or control of, any healthcare benefit program, regardless of the payor (e.g., public or private) and knowingly and willfully falsifying, concealing or covering up by any trick or device a material fact or making any materially false statements in connection with the delivery of, or payment for, healthcare benefits, items or services relating to healthcare matters. Similar to the federal Anti-Kickback Statute, a person or entity can be found guilty of violating HIPAA without actual knowledge of the statute or specific intent to violate it;

- HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009 (HITECH), and their respective implementing regulations, which impose, among other things, specified requirements relating to the privacy, security and transmission of individually identifiable health information held by covered entities and their business associates as well as their covered subcontractors. HITECH also created new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorneys' fees and costs associated with pursuing federal civil actions;

- The federal legislation commonly referred to as the Physician Payments Sunshine Act, created under the ACA, and its implementing regulations, which requires certain manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children's Health Insurance Program (with certain exceptions) to report annually to CMS, information related to payments or other transfers of value made to physicians, other licensed care professionals and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members;

- Federal government price reporting laws, which require us to calculate and report complex pricing metrics in an accurate and timely manner to government programs;

- Federal consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers; and

- Analogous state laws and regulations, including: state anti-kickback and false claims laws, which may apply to our business practices, including, but not limited to, research, distribution, sales and marketing arrangements and claims involving healthcare items or services reimbursed by any third-party payor, including private insurers; state laws that require pharmaceutical companies to comply with the pharmaceutical industry's voluntary compliance guidelines and the relevant compliance guidance promulgated by the U.S. federal government, or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; state and local laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures; state laws that require the reporting of information related to drug pricing; state and local laws requiring the registration of pharmaceutical sales representatives; and state laws governing the privacy and security of health information in some circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

The scope and enforcement of each of these laws is uncertain and subject to rapid change in the current environment of healthcare reform, especially in light of the lack of applicable precedent and regulations with respect to certain laws. Federal and state enforcement bodies have recently increased their scrutiny of interactions between healthcare companies and healthcare providers, which has led to a number of investigations, prosecutions, convictions and settlements in the healthcare industry. Prohibitions or restrictions on sales or withdrawal of future marketed products could materially affect our business in an adverse way. Changes in regulations, statutes or the interpretation of existing regulations could impact our business in the future by requiring, for example: (i) changes to our manufacturing arrangements; (ii) additions or modifications to product labeling; (iii) the recall or discontinuation of our products; or (iv) additional record-keeping requirements. If any such changes were to be imposed, they could adversely affect the operation of our business. Ensuring our business arrangements comply with applicable healthcare laws, as well as responding to possible investigations by government authorities, can be time- and resource-consuming and can divert a company's attention from the business.

The failure to comply with any of these laws or regulatory requirements subjects companies to possible legal or regulatory action. Depending on the circumstances, failure to meet applicable regulatory requirements can result in significant penalties, including civil, criminal and administrative penalties, damages, fines, disgorgement, imprisonment, possible exclusion from participation in federal and state funded healthcare programs, contractual damages and the curtailment or restricting of our operations, as well as additional reporting obligations and oversight if we become subject to a corporate integrity agreement or other agreement to resolve allegations of non-compliance with these laws. Any action for violation of these laws, even if successfully defended, could cause a pharmaceutical company to incur significant legal expenses and divert management's attention from the operation of the business.

### *Regulations Governing Data Collection and the Use, Processing and Cross-Border Transfer of Personal Information*

We also may be or may become subject to various state and foreign laws governing the privacy and security of health information, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

For example, the California Consumer Privacy Act (CCPA), created individual privacy rights for California consumers (as defined in the law) and requires compliance with privacy and security obligations for entities handling personal data of consumers or households. The CCPA requires covered companies to provide certain disclosures to consumers about its data collection, use and sharing practices, and to provide affected California residents with ways to opt out of certain sales or transfers of personal information. The California Privacy Rights Act (CPRA) amended the CCPA and expands consumer privacy rights in California, including by expanding consumers' rights with respect to certain sensitive personal information and by establishing a state agency vested with the authority to enforce the CCPA. The CPRA also applies to personal information collected about employees, applicants and retirees, as well as that which is collected in a business-to-business capacity. While there is currently an exception in the CCPA for protected health information that is subject to HIPAA, the CCPA may nevertheless impact our business activities. Numerous other U.S. states, including Virginia, Colorado, Connecticut, Utah, and more than a dozen other states, have passed or enacted legislation similar to the CCPA, but contain key differences in the scope, application, and enforcement which may complicate compliance efforts. Moreover, some states have advanced privacy laws focused on protecting consumer health information, such as Washington's My Health My Data Act, and this remains a rapidly changing legislative and regulatory environment.

In Europe, the EU General Data Protection Regulation (EU GDPR), as well as other national data protection legislation in force in relevant European Economic Area (EEA) Member States, and the UK equivalent of the same (UK GDPR) (collectively referred to as the GDPR in this Annual Report), regulates the collection and processing of personal data in the EEA and the United Kingdom (UK). The GDPR covers any business, regardless of its location, that provides goods or services to individuals in the EU/UK or monitors their behavior in the EEA/UK, and, thus, could incorporate any activities we undertake in EEA/UK. The GDPR imposes strict requirements on controllers and processors of personal data, including special protections for "sensitive information," which includes health and genetic information, obtaining consent of the individuals to whom the personal data relates, having legal bases for processing personal data, providing transparency information to individuals, implementing safeguards to protect the security and confidentiality of personal data, having data processing agreements with third parties who process personal data, responding to individuals' requests to exercise their data protection rights, reporting personal data breaches to the competent national data protection authority and affected individuals, appointing data protection officers, ensuring certain accountability measures are in place and record keeping. Failure to comply with the requirements of the GDPR and the related national data protection laws of the EEA Member States and the UK, which may deviate slightly from the GDPR, may result in warning letters, mandatory audits and financial penalties, including fines of up to 4% of global revenues, or €20,000,000, (£17.5 million for the UK GDPR), whichever is greater. The GDPR also confers a private right of action on data subjects and consumer associations to lodge complaints with supervisory authorities, seek judicial remedies, and obtain compensation for damages resulting from violations of the GDPR.

The UK's data protection regime is independent from but currently still aligned to the EU's data protection regime. However, the UK has announced plans to reform the country's data protection legal framework in its Data Reform Bill, which will introduce significant changes from the EU GDPR. This may lead to additional compliance costs and could increase our overall risk exposure as we may no longer be able to take a unified approach across the EEA and the UK, and we will need to amend our processes and procedures to align with the new framework.

The GDPR also imposes restrictions in relation to the international transfer of personal data from the EEA and UK to other countries in respect of which the European Commission or the UK government has not issued a so-called "adequacy decision" or "adequacy regulation", including the US in certain circumstances, unless the parties to the transfer have implemented specific safeguards to protect the transferred personal data, such as the European Commission's Standard Contractual Clauses for transfers outside of the EEA (SCCs) and a similar transfer mechanism for transfers of personal data outside of the UK, the International Data Transfer Agreement or Addendum (IDTA). Where relying on the SCCs or IDTA for data transfers, exporters are also required to carry out transfer impact assessments to assess the risk of the data transfer on a case-by-case basis, including an analysis of the laws in the destination country. Although the UK is regarded as a third country under the EU's GDPR, the European Commission (EC) has issued a decision recognizing the UK as providing adequate protection under the EU GDPR and, therefore, transfers of personal data originating in the EEA to the UK remain unrestricted.

In July 2023, the European Commission adopted its adequacy decision for the EU-U.S. Data Privacy Framework (Framework), the successor of the EU-U.S. Privacy Shield framework, which the Court of Justice of the European Union invalidated in 2020. On the basis of the new adequacy decision, personal data can flow safely from the EU to U.S. companies participating in the Framework, without having to put in place additional data protection safeguards. However, the Framework's validity has already been challenged in court.

Implementing mechanisms to endeavor to ensure compliance with the GDPR and relevant local legislation in EEA Member States and the UK may be onerous and may interrupt or delay our development activities, and adversely affect our business, financial condition, results of operations, and prospects. In addition to the foregoing, a breach of the CCPA, GDPR or other applicable privacy and data protection laws and regulations could result in regulatory investigations, reputational damage, and orders to cease/change our use of data, enforcement notices, or potential civil claims including class action-type litigation.

In December 2024, the U.S. Department of Justice issued regulations implementing Executive Order (EO) 14117, "Preventing Access to Americans' Bulk Sensitive Personal Data and United Stated Government-Related Data by Countries of Concern," which are expected to become effective in April 2025. These regulations prohibit transactions involving access to bulk sensitive data by countries of concern, such as China (including Hong Kong). In the life sciences sector, the regulations prohibit investment agreements, employment agreements, vendor agreements, and other transactions involving human genomic data and biospecimens, except where necessary for specified exempt activities. Tracking and complying with these regulations may require significant time and expense.

### *Other Regulations*

We are also subject to numerous federal, state and local laws relating to such matters as safe working conditions, manufacturing practices, environmental protection, fire hazard control, and disposal of hazardous or potentially hazardous substances. We may incur significant costs to comply with such laws and regulations now or in the future.

## Competition

The biotechnology and pharmaceutical industries are characterized by rapid innovation, intense and dynamic competition and a strong emphasis on proprietary products. While we believe that our proprietary iPSC product platform, scientific knowledge and experience in the field of cellular immunotherapy provide us with competitive advantages, we face potential competition from many different sources, including major pharmaceutical, specialty pharmaceutical and biotechnology companies, academic institutions and governmental agencies and public and private research institutions, as well as standard-of-care treatments, new products undergoing development and combinations of existing and new therapies. Any product candidates that we successfully develop and commercialize will compete with existing therapies and new therapies, including antibody-based therapies such as bi-specific antibodies, and combinations thereof, that may become available in the future.

Cellular immunotherapies for the treatment of autoimmune diseases and cancer have recently been an area of significant research and development by academic institutions and biopharmaceutical companies. Several autologous CAR T-cell therapies have been approved by the FDA for the treatment of relapsed / refractory hematologic malignancies including Kymriah (Novartis AG), Yescarta (Kite Pharma), and Breyanzi (Bristol-Myers Squibb Company) for aggressive large B-cell lymphoma (LBCL) and Abecma (Bristol-Myers Squibb Company) and Carvykti (Janssen Biotech) for multiple myeloma.

We are developing our iPSC-derived CAR T-cell and CAR NK cell product candidates for the treatment of autoimmune diseases and cancer. While we believe our proprietary iPSC product platform and our off-the-shelf, multiplexed-engineered, iPSC-derived cell product candidates are highly differentiated, a number of clinical-stage companies are currently focused on the development of cellular immunotherapies and other treatment modalities for the treatment of autoimmune diseases and cancer. These competitive approaches include companies include cell-based therapies, T cell engagers, monoclonal antibody therapies, bispecific antibodies, antibody-drug conjugates, and other immune-modulating or targeted therapies. Competitive companies include, among others, Adicet Bio, Inc., Allogene Therapeutics, Inc., Arcellx, Inc., Artiva Biotherapeutics, Inc., AstraZeneca plc, Autolus Therapeutics plc, Bristol-Myers Squibb Company, Cabaletta Bio, Inc., Caribou Biosciences, Inc., Cartesian Therapeutics, Inc., Cellectis SA, Century Therapeutics, Inc., CRISPR Therapeutics AG, Cullinan Therapeutics, Inc., ImmunityBio, Inc., Janssen Biotech (Johnson & Johnson), Kyverna Therapeutics, Inc., Legend Biotech Corporation, Lyell Immunopharma, Inc., Kite Pharma (Gilead Sciences, Inc.), Nkarta, Inc., Novartis AG, Regeneron Pharmaceuticals, Inc., Sana Biotechnology, Inc. and Takeda Pharmaceutical Company Limited. Preclinical-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies.

We compete against our competitors in recruiting and retaining qualified scientific and management personnel and establishing clinical study sites and subject enrollment for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs. Many of our competitors, either alone or with their collaboration partners, have substantially greater financial, technical and human resources than we do and significantly greater experience in the discovery and development of product candidates, obtaining FDA and other regulatory approvals of treatments and commercializing those treatments. Accordingly, our competitors may be more successful than us in obtaining approval for treatments and achieving widespread market acceptance.

We anticipate that we will face intense and increasing competition as new products enter the market and advanced technologies become available. We expect any treatments that we develop and commercialize to compete on the basis of, among other things, efficacy, safety, convenience of administration and delivery, price, the level of generic competition and the availability of reimbursement from government and other third-party payers. Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, are more convenient or are less expensive than any products that we may develop. Our competitors also may obtain FDA or other regulatory approval for their products more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market.

## Insurance

We maintain product liability insurance for our clinical trials. We intend to expand our insurance coverage to include the sale of commercial products if marketing approval is obtained for products in development. However, insurance coverage is becoming increasingly expensive, and we may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses due to liability. In addition, we may not be able to obtain commercially reasonable product liability insurance for any products approved for marketing.

## Human Capital

Our success as a company depends upon the innovation, drive, and dedication of our employees, and we seek to attract, incentivize, and reward creative and performance-driven employees. We believe our commitment to our human capital resources is an important component of our business that enables us to deliver superior performance in our industry.

We focus on identifying, recruiting, developing and retaining a team of highly talented and motivated employees. As of December 31, 2025, we employed 161 employees, all of whom are full-time employees, including 27 in research and development, 103 in clinical development, manufacturing and regulatory affairs and 31 in general and administrative. We have never had a work stoppage, and none of our employees is represented by a labor organization or under any collective bargaining arrangements. We believe that our relationship with our employees is good, and we provide all employees with the opportunity to share their opinions in open dialogues with our human resources department and senior management.

*Inclusion and Belonging*

We believe that an equitable, diverse, and inclusive workforce is a necessary foundation for innovation and dedication of our employees. Accordingly, we strive to promote inclusion and equal opportunity across the organization. We are committed to actively seeking out highly qualified candidates with diverse backgrounds, skills and experiences. We aim to cultivate a workplace where individuals can grow professionally and where differing perspectives contribute to better decision-making and sustained performance.

*Health and Safety*

The success of our business is fundamentally connected to the well-being, health and safety of our employees, and we are committed to providing a safe, healthy and secure workplace for our employees. We have an environmental, health and safety program and several cross-functional committees to support our environmental, health and safety program. We routinely train and educate our employees on workplace safety and security and maintain various compliance programs to support this commitment. We continue to monitor and adjust our safety training and protocols as needed to ensure the safety and wellbeing of our workforce.

*Compensation and Benefits*

We offer competitive pay, with performance-based bonuses and equity awards. The principal purposes of our equity and cash incentive plans are to attract, retain and reward personnel through the granting of stock-based and cash-based compensation awards and to align employee incentives with company performance. We have a comprehensive benefits program that includes medical, dental and vision coverage; flexible spending accounts, income protection benefits, and paid time off, including sick leave and paid family leave. We offer a 401(k) retirement plan with company matching contributions, an employee assistance program, and an onsite fitness center at no cost to employees.

*Employee Development and Engagement*

We are focused on attracting and retaining a team of highly talented and motivated employees. We invest in and develop all levels of employees by engaging in career path and professional development conversations throughout an employee's tenure. In addition, we provide targeted leadership development programs for frontline leaders through executive leadership programs. We also offer a range of professional, management, and leadership training programs to help our employees develop cross-functional skills and support their career growth.

Employees are incentivized for key contributions through awards programs that recognize their commitment and dedication by demonstrating our *Fate Pathways to Success*.

We believe that our relationship with our employees is good. We provide employees with opportunities for open dialogue with our human resources department and senior management, including through regular communication channels and feedback processes. In addition, we provide access to health and wellness programs, which include resources designed to support employees' physical, mental, and financial wellbeing. These programs are intended to assist employees throughout their tenure and promote a stable and productive workforce.

*Environmental Sustainability*

We recognize the importance of the environment to a healthy, sustainable future for our business, our patients, and communities. Our headquarters located in San Diego, California was designed to be energy efficient through the use of LED lighting, energy efficient air handling units, a fully integrated building management system, and other tools. Our facilities are also outfitted with smart building solutions, such as occupancy sensors and air conditioning units reducing airflow based on occupancy. Water-saving bathroom faucets and toilets are installed throughout the building to help reduce water consumption. We implemented a lab recycling program diverting 50% of lab generated waste from landfills and designed to lower our environmental footprint. The exterior of our building is made up of draught tolerant landscaping to reduce the volume of water needed to maintain plant life around the building. Employees are also provided free access to electric vehicle charging stations. Our commitment to environmental sustainability is ongoing and we continue to be mindful of how we can minimize our environmental footprint as a company.

**Corporate Information**

We were incorporated in Delaware in 2007, and are headquartered in San Diego, California. Our principal executive office is located at 12278 Scripps Summit Drive, San Diego, California 92131, and our telephone number is (858) 875-1800. Our website address is www.fatetherapeutics.com. We do not incorporate the information on or accessible through our website into this Annual Report on Form 10-K, and you should not consider any information on, or that can be accessed through, our website a part of this Annual Report on Form 10-K.

We own various U.S. federal trademark registrations and applications, and unregistered trademarks, including Fate Therapeutics®, our corporate logo, and Sword & Shield™. All other trademarks or trade names referred to in this document are the property of their respective owners. Solely for convenience, the trademarks and trade names in this document are referred to without the symbols® and ™, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto.

**Available Information**

We post our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, including exhibits, and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, on the Investors section of our public website (www.fatetherapeutics.com) as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. In addition, you can read our SEC filings over the Internet at the SEC's website at www.sec.gov. You can access these filings on our website or from the SEC free of charge. The contents of these websites are not incorporated into this Annual Report on Form 10-K. Further, our references to the URLs for these websites are intended to be inactive textual references only.

## Item 1A.  Risk Factors

*You should carefully consider the following risk factors, as well as the other information in this Annual Report on Form 10-K, and in our other public filings. The occurrence of any of these risks could harm our business, financial condition, results of operations and/or growth prospects or cause our actual results to differ materially from those contained in forward-looking statements we have made in this report and those we may make from time to time. You should consider all of the risk factors described in our public filings when evaluating our business.*

## Risks Related to the Discovery, Development and Regulation of Our Product Candidates

*If we fail to complete the preclinical or clinical development of, or to obtain regulatory approval for, our product candidates, our business would be significantly harmed.*

All of our product candidates are currently in research or early clinical development. We have not completed clinical development of or obtained regulatory approval for any of our product candidates. Only a small percentage of research and development programs ultimately result in commercially successful products, and we cannot assure you that any of our product candidates will demonstrate the safety, purity and potency, or efficacy profiles necessary to support further preclinical study, clinical development or regulatory approval. In addition, we have historically focused on the development of cell therapies for cancer. We have limited prior experience in developing treatments for autoimmune diseases, and there are no cell therapies approved in the United States to treat autoimmune diseases.

We may experience delays in, or pause or cancel our ongoing and planned clinical development activities or research and development activities for any of our product candidates for a variety of reasons, including:

- difficulties in optimizing the right dose and dosing schedule for our product candidates, which might result in a determination that a product candidate is ineffective, causes harmful side effects, or otherwise presents unacceptable safety risks during clinical trials or has an unfavorable toxicity profile in preclinical studies or early clinical trials to support initiating or continuing clinical investigation;

- difficulties in manufacturing or distributing a product candidate, including the inability to manufacture and distribute a product candidate in a sufficient quantity, suitable form, or in a cost-effective manner, or under protocols and processes and with materials and facilities acceptable to the U.S. Food and Drug Administration (FDA) or comparable foreign regulatory authorities for the conduct of clinical trials or for marketing approval;

- challenges in making arrangements with various medical divisions across hospitals or with other treatment centers for administration of our product candidates, including with treatment centers and relevant hospital divisions to perform infusion of our product candidates;

- our prioritization of certain of our product candidates for advancement or the emergence of competing products or product candidates developed by others, including a decision to cease research and development of any existing product candidate due to the potential obsolescence of our product candidate by a competing product or product candidate or our determination that another of our existing or future product candidates has greater potential for clinical development, regulatory approval, or commercialization, including potentially greater therapeutic benefit, a more favorable safety or efficacy profile, a more consistent or more cost effective manufacturing process, or a more favorable commercial profile, including greater market acceptance or commercial potential, or more advantageous intellectual property position;

- challenges and delays in trial execution which may result from our testing of multiple product candidates in the same indication in different clinical trials, as well as competition from biotechnology and pharmaceutical companies, universities, and other research institutions for patients, qualified investigators and clinical trial sites;

- the proprietary rights of third parties, which may preclude us from developing, manufacturing or commercializing a product candidate;

- determining that a product candidate may be uneconomical to develop, manufacture, or commercialize;

- our inability to obtain market acceptance or third-party coverage and an adequate pricing and reimbursement profile;

- our inability to secure or maintain relationships with strategic partners that may be necessary for advancement of a product candidate into or through clinical development, regulatory approval and commercialization in any particular indication(s) or geographic territory(ies); and

- difficulty establishing predictive preclinical models for demonstration of safety and efficacy of a product candidate in one or more potential therapeutic areas for clinical development.

Additionally, we will only be able to obtain regulatory approval to market a product candidate if we can demonstrate, to the satisfaction of the FDA or comparable foreign regulatory authorities, in well-designed and conducted clinical trials that such product candidate is manufactured in accordance with applicable regulatory requirements, is safe, pure and potent, or effective, and otherwise meets the appropriate standards required for approval for a particular indication. Our ability to obtain regulatory approval of our product candidates depends on, among other things, completion of additional preclinical studies, process development and manufacturing activities, and clinical trials, whether our clinical trials demonstrate statistically significant efficacy with safety profiles that do not potentially outweigh the therapeutic benefit, and whether regulatory agencies agree that the trial study design, conduct of, and the data from our clinical trials and our manufacturing operations are sufficient to support approval. In addition, the approval by the FDA of new products in the same indications that we are studying may change the standard of care, and this may result in the FDA or other regulatory agencies requesting that we conduct additional studies to show that our product candidate is superior to the new standard of care. Securing regulatory approval also requires the submission of information about product manufacturing operations to, and inspection of manufacturing facilities by, the relevant regulatory authority. The results of our current and future clinical trials may not meet the FDA's or other regulatory agencies' requirements to approve a product candidate for marketing, and the regulatory agencies may otherwise determine that our manufacturing operations are insufficient to support approval. We may need to conduct preclinical studies and clinical trials that we currently do not anticipate, including as a result of changes in FDA policies or regulations or in the standard of care. If we fail to complete preclinical or clinical development of, or obtain regulatory approval for, our product candidates, we will not be able to generate any revenues from product sales and our ability to receive milestone or other payments under any collaboration agreements may be impaired, which will harm our business, prospects, financial condition and results of operations.

*We may face delays in initiating, conducting or completing our clinical trials, and we may not be able to initiate, conduct or complete them at all.*

We are heavily dependent on our ability to complete the clinical development of, and obtain regulatory approval for, our product candidates. We have not completed the clinical trials necessary to support an application for approval to market any of our product candidates. We, or any investigators who initiate or conduct clinical trials of our product candidates, may experience delays in our current or future clinical trials, and we do not know whether we or our investigators will be able to initiate, enroll patients in, or complete, clinical trials of our product candidates on time, if at all. Current and future clinical trials of our product candidates may be delayed, unsuccessful or terminated, or not initiated at all, as a result of many factors, including factors related to:

- difficulties in recruiting eligible patients for participation in clinical trials of our product candidates, including pediatric patients who need parental consent;

- difficulties enrolling a sufficient number of suitable patients to conduct clinical trials of our product candidates, including difficulties resulting from limits on the availability of patients in sufficiently close proximity to clinical sites, patients enrolling in studies of therapeutic product candidates sponsored by us or our competitors and difficulties resulting from patient availability as a result of any measures taken by governmental authorities, hospitals, or clinical trial sites in response to any future public health crises or other serious disasters or similar events;

- difficulties determining suitable doses and schedules of our novel cell product candidates for evaluation in clinical trials;

- difficulties in obtaining agreement from regulatory authorities on study endpoints and/or study duration, achieving study endpoints, the amount and sufficiency of data demonstrating efficacy and safety, and completing data analysis in clinical trials for any of our product candidates;

- delays in filing an Investigational New Drug (IND) application or IND amendment with the FDA to initiate or amend clinical trials of our current product candidates and any other product candidates that we may identify;

- difficulties in obtaining agreement with regulatory authorities on the preclinical safety and efficacy data, the manufacturing requirements, and the clinical trial design and parameters necessary for an IND application to go into effect to initiate and conduct clinical trials for any of our current product candidates and any other product candidates that we may develop;

- the occurrence of unexpected safety issues or adverse events in any ongoing or future clinical trials of our product candidates, including in trials of our product candidates conducted by investigator-sponsors;

- securing and maintaining the support of clinical investigators and investigational sites, including investigators and sites who may conduct clinical trials under an investigator-sponsored IND with our financial support, and obtaining institutional review board (IRB) approval at each site for the conduct of our clinical trials;

- reaching agreement on acceptable terms with third-party service providers and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different service providers and clinical trial sites;

- failure to manufacture certain of our product candidates consistently, and at acceptable quality levels and costs, in accordance with our protocol-specified manufacturing requirements and applicable regulatory requirements;

- failure or delays in obtaining sufficient quantities of suitable raw materials, components, and equipment necessary for the conduct of our clinical trials or the manufacture of any product candidate, including any inability to obtain materials as a result of supply chain issues related to any future public health crises or other serious disasters or ongoing or emerging global geopolitical tensions, including wars and other armed conflicts, or other factors;

- failure or delays by us or by our clinical sites to obtain sufficient quantities of components and supplies necessary for the conduct of our clinical trials, including any inability to obtain agents such as cyclophosphamide or fludarabine which may be required to condition patients for treatment with our product candidates, or certain monoclonal antibodies which are intended for administration to patients in combination with many of our product candidates in certain of our clinical trials;

- challenges in distributing our product candidates to clinical trial sites, or failure to establish effective protocols for the supply and transport of our product candidates;

- the costs of conducting clinical trials or manufacturing of our product candidates being greater than we anticipate, including due to rising inflation rates, or the timelines for these activities being longer than we anticipate;

- our failure, or the failure of investigators, third-party service providers, or clinical trial sites, to ensure the proper and timely conduct of and analysis of data from clinical trials of our product candidates;

- inability to reach agreement on clinical trial design and parameters with regulatory authorities, investigators, and IRBs;

- imposition of a temporary or permanent clinical hold by data monitoring committees or regulatory agencies for a number of reasons, including after review of an IND submission or amendment, or equivalent application or amendment, as a result of a new safety finding that presents unreasonable risk to clinical trial participants, a negative finding from an inspection of our clinical trial operations or trial sites, developments in trials conducted by us or our competitors that raise concerns about the safety risk to patients of novel therapeutics derived from pluripotent or genome edited therapies and/or negative public perception of the same, or if the FDA or other foreign regulatory authorities find that the investigational protocol or plan is clearly deficient to meet its stated objectives;

- with respect to our clinical trials of product candidates in oncology indications, the serious, life-threatening diseases of the patients in our oncology clinical trials, who may die or suffer adverse medical events during the course of the trials for reasons that may not be related to our product candidates;

- failure of patients to complete participation in a clinical trial or adhere to study protocols;

- approval of competitive agents or changes in the standard of care or treatment landscape on which a clinical development plan was based, which may require new or additional trials, or render our product candidates or clinical trial designs obsolete;

- clinical trials of our product candidates producing negative or inconclusive results, which may result in our deciding, or regulators requiring us, to conduct additional clinical trials or abandon product development programs;

- governmental or regulatory delays, including any delays due to limitations on the availability of governmental and regulatory agency personnel to review regulatory filings, conduct site inspections or engage in discussions with us as a result of government shutdowns, any future public health crisis or other serious disaster or similar events, failure to obtain regulatory approval, or uncertainty or changes in U.S. or foreign regulatory requirements, policy or guidelines;

- insufficient staffing and resources at our clinical trial sites to support our trials on a timely basis; and

- limitations on clinical trial conduct at our clinical trial sites resulting from prioritization of hospital and other medical resources toward other efforts, such as any future public health crisis or other serious disaster or similar events, policies and procedures implemented at clinical sites with respect to the conduct of clinical trials including those relating to site initiation, study monitoring, and data collection and analysis, and other precautionary measures taken in treating patients or in practicing medicine in response to various public health concerns.

If there are delays in initiating or conducting any clinical trials of our product candidates or any of these clinical trials are suspended or terminated before completion, the commercial prospects of our product candidates will be harmed. In addition, any delays in initiating, conducting or completing our clinical trials or adjustments to certain of our study protocols and procedures, including as a result of any shortage of materials or agents necessary to conduct our studies or as a result of any future public health crisis or other public health concerns or other factors, will increase our costs, slow down our product candidate development and regulatory approval process, and jeopardize our ability to gain regulatory approval, commence product sales and generate revenues. Furthermore, many of the factors that cause, or lead to, a delay in the initiation, conduct or completion of clinical trials may also ultimately lead to the denial of regulatory approval of our product candidates. Any of these occurrences would significantly harm our business, prospects, financial condition, results of operations, and market price of shares of our common stock.

In addition, from time to time, we may announce the expected timing of various scientific, clinical, regulatory, or other product development milestones. These milestones may include the filing or submission of regulatory filings, such as an IND or equivalent application, the commencement or expansion of clinical trials, or the development or release of data from our clinical trials. These milestones are and will be based on a variety of assumptions. If any of the foregoing factors impairs our ability to meet the announced timing of these milestones, we may experience significant harm to our business, prospects, financial condition, results of operations, and market price of shares of our common stock.

***The manufacture and distribution of our cell product candidates, particularly our induced pluripotent stem cell (iPSC)-derived cell product candidates, is complex and subject to a multitude of risks. These risks could substantially increase our costs and limit the clinical and commercial supply of our product candidates, and the development and commercialization of our product candidates could be substantially delayed or restricted if the FDA or other regulatory authorities impose additional requirements on our manufacturing operations or if we are required to change our manufacturing operations to comply with regulatory requirements.***

The manufacture and supply of our cell product candidates involves novel processes that are more complex than those required for most small molecule drugs and other cellular immunotherapies, and accordingly present significant challenges and are subject to multiple risks. For our iPSC-derived product candidates, these complex processes include reprogramming human fibroblasts to obtain iPSCs, genetically engineering these iPSCs, and differentiating the iPSCs to obtain the desired cell product candidate. As a result of the complexities in manufacturing biologics and distributing cell therapies, the cost to manufacture and distribute biologics and cell therapies in general, and our cell product candidates in particular, is generally higher than for traditional small molecule chemical compounds. In addition, our cost of goods development is at an early stage. The actual cost to manufacture and process our product candidates could be greater than we expect and could materially and adversely affect our clinical trials and the commercial viability of our product candidates.

We have limited experience in the manufacture of cell-based therapies. We are still developing optimized and reproducible manufacturing processes for clinical and commercial-scale manufacturing of our product candidates, and none of our manufacturing processes have been validated for commercial production of our product candidates. We may face multiple challenges as we scale our manufacturing for large-scale clinical trials or commercial-scale including, among others, cost overruns, potential problems with process scale-up, process reproducibility, stability issues, compliance with good manufacturing practices, lot consistency and timely availability of raw materials. In addition, we are continuing to optimize our protocols for the supply and transport of our product candidates for distribution to clinical trial sites. Although we are working to develop reproducible and commercially viable manufacturing processes for our product candidates, and effective protocols for the supply and transport of our product candidates, doing so is a difficult and uncertain task.

We may make changes or be required by the FDA or other regulatory authorities to make changes to our manufacturing processes, including materials and equipment used in manufacturing our product candidates, as we continue to develop and refine the manufacturing and distribution processes for our product candidates for advanced clinical trials and commercialization, and we cannot be sure that even minor changes in these processes, materials, and equipment will not cause our product candidates to perform differently and affect the results of our ongoing and planned clinical trials or the performance of the product once commercialized. In some circumstances, changes in our manufacturing operations, including to our protocols, processes, materials or facilities used, may require us to perform additional preclinical or comparability studies, or to collect additional clinical data from patients prior to undertaking additional clinical studies or filing for regulatory approval for a product candidate. These requirements may lead to delays in our clinical development and commercialization plans for our product candidates, and may increase our development costs substantially.

The manufacturing processes for any products that we may develop are subject to FDA and foreign regulatory authority approval requirements, and we and any contract manufacturing organizations (CMOs) or other third-party manufacturers that we may engage for manufacturing our product candidates will need to meet all applicable FDA and foreign regulatory authority requirements

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on an ongoing basis. Our existing product candidates are currently manufactured by us and our current manufacturing operations, including protocols, processes, materials, and facilities, may not support regulatory approval of our existing product candidates. We may be required to identify alternative protocols, processes, materials or facilities for the manufacture of any of these product candidates in compliance with applicable regulatory requirements. In addition, we may be required to make changes to our protocols for the supply and transport of our product candidates to enable effective distribution of our product candidates. Any modifications to our manufacturing and supply protocols, processes, materials or facilities, and any delays in, or inability to, establish acceptable manufacturing and supply operations for our product candidates could require us to incur additional development costs or result in delays to our clinical development. If we or any CMOs or other third-party manufacturers that we may engage for manufacturing our product candidates are unable to reliably produce products to specifications acceptable to the FDA or other regulatory authorities, we may not obtain or maintain the regulatory approvals we need to commercialize such products. Even if we obtain regulatory approval for any of our product candidates, there is no assurance that either we or any CMOs or other third-party manufacturers that we may engage for manufacturing our product candidates will be able to manufacture the approved product to specifications acceptable to the FDA or other regulatory authorities, to produce it in sufficient quantities and on the requisite timelines to meet the requirements for the potential launch of the product, or to meet potential future demand. Additionally, changes in regulatory requirements may require us or any third-party manufacturers that we may engage for manufacturing our product candidates to perform additional studies or to modify protocols, processes, materials or facilities for the manufacture of our product candidates or any components thereof. Any of these challenges could delay initiation or completion of clinical trials, require bridging clinical trials or the repetition of one or more clinical trials, increase clinical trial costs, delay approval of our product candidates, impair commercialization efforts, increase our cost of goods, and have an adverse effect on our business, financial condition, results of operations and prospects.

*A disruption to our manufacturing operations, or the inability by us or our third-party suppliers or manufacturers to manufacture sufficient quantities of our product candidates at acceptable quality levels or costs, or at all, would materially and adversely affect our business.*

Developing manufacturing processes to support clinical studies and commercialization requirements is a difficult and uncertain task, and there are risks associated with scaling to the level required for clinical trials or commercialization, including, among others, cost overruns, potential problems with process scale-out, process reproducibility, stability and purity issues, lot consistency, and timely availability of acceptable reagents and raw materials. If we are unable to scale to the level required for the conduct of clinical trials or commercialization, we may not be able to produce our product candidates in a sufficient quantity to conduct our ongoing and planned clinical trials, or to meet demand if any product candidates are approved for commercialization. We have not yet caused any of our product candidates to be manufactured or processed on a commercial scale and may not be able to do so for any of our product candidates.

We are substantially dependent on our own internal manufacturing facilities in San Diego, California for the production of our product candidates, and we rely, and expect to continue to rely, on third parties for the manufacture of certain components to manufacture our product candidates for use in conducting clinical trials. The facilities used to manufacture our product candidates, including our own facilities, must be evaluated by the FDA or other foreign regulatory agencies pursuant to inspections that will be conducted after we submit an application to the FDA or other foreign regulatory agencies. If the FDA or a comparable foreign regulatory authority finds deficiencies with or does not approve these facilities for the manufacture of our product candidates or if it later finds deficiencies or withdraws any such approval in the future, we may not be able to locate additional or replacement facilities to produce such product candidates or materials in a timely manner and on commercially reasonable terms, or at all. This would significantly impact our ability to develop, obtain regulatory approval for or market our product candidates, if approved.

Because we rely on our own manufacturing facilities to produce our product candidates and on third parties for the manufacture of certain components, we are required to transfer certain manufacturing process know-how and certain intermediates to third parties, including larger-scale facilities operated by a CMO or by us, to facilitate manufacture of our product candidates for clinical trials and commercialization. Transferring manufacturing testing and processes and know-how is complex and involves review and incorporation of both documented and undocumented processes that may have evolved over time. In addition, transferring production to different facilities may require utilization of new or different processes to meet the specific requirements of a given facility. We and any CMOs or third parties that we engage to manufacture our product candidates will need to conduct significant development work to transfer these processes and manufacture each of our product candidates for clinical trials and commercialization. In addition, we may be required to demonstrate the comparability of material generated by any CMO or third parties that we engage for manufacturing our product candidates with material previously produced and used in testing. Any inability to manufacture comparable drug product by us or any CMOs or third parties that we engage to manufacture our product candidates could delay the continued development of our product candidates.

In addition to relying on third parties for the manufacture of certain components used in the manufacture of our product candidates, we manufacture our product candidates ourselves, including all of the clinical supply of our iPSC-derived NK-cell and T-cell product candidates for our ongoing and planned clinical trials. We will need to scale up our own manufacturing operations, as we do not currently have the infrastructure or capability internally to manufacture sufficient quantities of each of our product candidates to support commercialization of each of our product candidates, if approved. Accordingly, we will be required to make significant investments to maintain and expand our existing Good Manufacturing Practice (GMP) manufacturing capabilities and facilities, establish additional GMP manufacturing facilities, conduct GMP production, and process and scale up development and technology transfer activities for the manufacture of our product candidates, and our efforts to scale our own manufacturing operations may not succeed.

Even if we are successful in developing manufacturing capabilities sufficient for clinical and commercial supply, problems with our manufacturing operations or those of the third-party manufacturers upon which we rely, including difficulties with production costs and yields, quality control, stability of the product, quality assurance testing, operator error, shortages of qualified personnel, shortages of materials and supplies, facility shutdowns, global pandemics or other public health concerns, global geopolitical tensions, including wars and other armed conflicts, natural disasters (including due to the effects of climate change) or other reasons, as well as compliance with strictly enforced federal, state and foreign regulations, could result in product defects or manufacturing failures that result in lot failures, product recalls, product liability claims or insufficient supplies of our product candidates for our ongoing and planned clinical trials or eventual commercialization. Further, delays in regulatory inspections, commissioning and receiving regulatory approvals for our manufacturing capabilities or facilities, including any new facilities could delay our development plans, including the initiation and conduct of our ongoing and planned clinical trials. In addition, we and our third-party manufacturers may have limited manufacturing capacity for certain product candidates or components used in manufacturing our product candidates, and we may fail to locate suitable additional or replacement manufacturing capacity, including for the manufacture of our product candidates in compliance with current GMP (cGMP) or current Good Tissue Practice (cGTP), on a reasonable basis or at all. Any such failure could be the basis for the FDA or other regulatory authorities to issue a FDA Form 483, warning letter, withdraw approvals for product candidates previously granted to us, or take other regulatory or legal action, including recall or seizure of outside supplies of the product candidate, total or partial suspension of production, suspension of ongoing clinical trials, refusal to approve pending applications or supplemental applications, detention of product, refusal to permit the import or export of products, injunction or imposing civil and criminal penalties.

Furthermore, certain of the components currently used in manufacturing our product candidates are research-grade only, and we may encounter problems obtaining or achieving adequate quantities and quality of clinical grade materials that meet FDA, European Medicines Agency, or other standards or specifications applicable in the United States or in other countries with consistent and acceptable production yields and costs. In addition, if contaminants are discovered in our supply of product candidates or in our manufacturing facilities or those of our third-party suppliers and manufacturers, such manufacturing facilities may be closed for an extended period of time to investigate and remedy the contamination. Any such events could delay or prevent our ability to obtain regulatory approval for or commercialize our product candidates, which would adversely affect our business, prospects, financial condition and results of operations.

***Because our approach to the development of product candidates is based on novel and unproven technologies, it is subject to a substantial degree of technological uncertainty and we may not succeed in developing any of our product candidates.***

All of our current product candidates are based on our novel iPSC platform, and some of our product candidates utilize novel genome editing technologies. To date, no iPSC-derived therapeutic product candidates have been approved in the United States or worldwide, and there have been only a limited number of regulatory approvals of genome edited therapeutics, and similarly a limited number of clinical trials involving the use of a therapeutic product candidate manufactured using a master iPSC line or genome edited cells. The development of such complex cell therapies is a relatively new and emerging field, and the scientific research that forms the basis of our efforts to discover and develop iPSC-derived and genome edited cellular immunotherapies is ongoing; this is particularly true in relation to the development of cell therapies for the treatment of autoimmune diseases where there is limited clinical data available and where we have limited prior experience. We may determine to incorporate information learned from this research into the design of our ongoing Phase 1 clinical trials of our iPSC product candidates, as well as our planned future clinical trials, which could delay or impair our clinical development activities. We may ultimately discover that our product candidates do not possess certain properties required for therapeutic effectiveness or protection from toxicity in our target patient populations, or they may exhibit undesirable side effects as more patient data become available. In addition, our product candidates may demonstrate different chemical and pharmacological properties in patients than they do in laboratory studies. It may take many years before we develop a full understanding of the pharmacological properties of our product candidates, and we may never know precisely how they function *in vivo*. As with any new biologic or drug product developed using novel technologies, our product candidates have an unknown immunogenicity profile. As a result, our cellular immunotherapy product candidates may trigger immune responses that inhibit their therapeutic effects or cause adverse side effects. In addition, one or more of our product candidates may:

- be found ineffective or cause harmful side effects during preclinical studies or clinical trials;

- fail to receive necessary regulatory approvals on a timely basis or at all;

- be precluded from commercialization by proprietary rights of third parties;

- be difficult to manufacture on a large scale; or

- be uneconomical to commercialize or fail to achieve market acceptance.

Any such problems that affect one of our product candidates may have an unfavorable impact on all of our product candidates. As a result, we may never succeed in developing a marketable product and we may never become profitable, which would have an adverse effect on our business, prospects, financial condition, results of operations, and market price of shares of our common stock.

***We anticipate that our current product candidates and any future product candidates may be used in combination with third-party drugs or biologics, some of which may still be in development, and we have limited or no control over the supply, regulatory status, or regulatory approval of such drugs or biologics.***

Certain of our product candidates are being developed for use in combination with one or more other therapies, such as monoclonal antibodies, and other current or future product candidates may be used in combination with other biologics or drugs, both approved and unapproved, such as fludarabine. Our ability to develop and ultimately commercialize our current product candidates and any future product candidates used in combination with another drug or biologic will depend on our ability, or the ability of third-party clinical trial sites on which we rely, to access such drugs or biologics on commercially reasonable terms for the clinical trials and their availability for use with the commercialized product, if approved. We cannot be certain that we, or third-party clinical trial sites on which we rely, will be able to secure a steady supply of such drugs or biologics on commercially reasonable terms or at all.

Any failure by us, or by third-party clinical trial sites on which we rely, to secure a steady supply of such drugs or biologics may delay our development timelines, increase our costs and jeopardize our ability to develop our current product candidates and any future product candidates as commercially viable therapies. If any of these occur, our business, financial condition, results of operations, stock price and prospects may be materially harmed.

Moreover, the development of product candidates for use in combination with another product or product candidate may present challenges that are not faced for single agent product candidates. For example, the FDA or comparable foreign regulatory authorities may require us to use more complex clinical trial designs in order to evaluate the contribution of each product and product candidate to any observed effects. It is possible that the results of such trials could show that any positive previous trial results are attributable to the combination therapy and not our current product candidates or any of our future product candidates. Moreover, following product approval, the FDA or comparable foreign regulatory authorities may require that products used in conjunction with each other be cross labeled for combined use. To the extent that we do not have rights to the other product, this may require us to work with a third party to satisfy such a requirement. Moreover, developments related to the other product may impact our clinical trials for the combination as well as our commercial prospects should we receive marketing approval. Such developments may include changes to the other product's safety or efficacy profile, changes to the availability of the approved product, quality, manufacturing and supply issues, and changes to the standard of care.

In the event that any collaborator or supplier cannot continue to supply their products on commercially reasonable terms, we would need to identify alternatives for accessing such products. Additionally, should the supply of products from any collaborator or supplier be interrupted, delayed or otherwise be unavailable, our clinical trials may be delayed. In the event we are unable to source an alternative supply or are unable to do so on commercially reasonable terms, our business, financial condition, results of operations, stock price and prospects may be materially harmed.

In addition, to the extent a third-party clinical trial site on which we rely sources a combination therapy itself and does not submit the costs of such therapy to government programs or patients' insurance, the costs of such therapy may be passed on to us, which could harm our business, financial condition, results of operations, stock price and prospects.

***If we encounter difficulties enrolling patients in our clinical trials, including as a result of challenges in identifying and recruiting eligible patients to participate in our trials or competition for patients, our clinical development activities could be delayed or otherwise adversely affected.***

We are required to identify and enroll a sufficient number of patients with the disease under investigation for each of our ongoing and planned clinical trials of our product candidates, and we may not be able to identify and enroll a sufficient number of patients, or those with required or desired characteristics and who meet certain criteria, in a timely manner. In addition, we will be competing with other clinical trials of product candidates being developed by our competitors in the same therapeutic areas, and potential patients who might be eligible for enrollment in one of our clinical trials may instead choose to enroll in a trial being conducted by one of our competitors. We may also face an unwillingness of sites to participate in our clinical trials. A number of cell therapy companies have recently commenced clinical trials for the treatment of autoimmune diseases, which has increased competition for investigators and for patients for our ongoing and any future clinical trials that we may initiate for the treatment of autoimmune diseases.

Our ability, and the ability of investigators, to enroll patients in our ongoing and planned clinical trials of our product candidates is affected by factors including:

- our ability to identify clinical trial sites and recruit clinical trial investigators with the appropriate capabilities, competencies and experience;

- our ability to open clinical trial sites;

- the ability to identify, solicit and recruit a sufficient number of patients;

- severity of the disease under investigation;

- the design of the clinical trial and whether the FDA and other foreign regulatory agencies agree to the design and implementation of the trial;

- the relatively small size and nature of the patient populations for certain of our clinical trials;

- eligibility criteria for the clinical trials in question;

- clinicians' and patients' and parents' (for pediatric patients) perceptions as to the potential risks and benefits of the product candidate under study in relation to other available therapies, including any perceived risks associated with our iPSC-derived product candidates, which we believe are the first ever iPSC-derived cell therapies cleared by the FDA for clinical investigation in the United States, or with our chimeric antigen receptor (CAR) T-cell therapies broadly following FDA's investigation into reports of T-cell malignancies for B-cell maturation antigen (BCMA)- and CD19-directed autologous CAR T-cell therapies, and perceived risks associated with the novel use of cell therapies for the treatment of autoimmune diseases, where there are no FDA-approved cell therapies and limited clinical precedent;

- changing medical practice patterns or guidelines related to the indications we are investigating;

- the availability of competing therapies and clinical trials;

- efforts to facilitate timely enrollment in clinical trials;

- the availability of time and resources at the limited number of institutions at which our clinical trials are or will be conducted, including any constraints on resources, or policies and procedures implemented, at hospitals and clinical trial sites as a result of any natural disaster or public health crisis;

- the availability of components and agents necessary to enroll and treat prospective patients in our clinical trials, including agents which may be required to condition patients or monoclonal antibodies which are intended for administration to patients in combination with our product candidates, in certain of our clinical trials;

- the ability to monitor patients adequately during and after treatment, including through remote monitoring if required as a result of precautionary changes implemented at clinical trial sites as a result of any public health crisis; and

- the proximity and availability of clinical trial sites for prospective patients.

Moreover, development of certain of our product candidates as treatment for autoimmune diseases represents a novel approach, and no cell therapies have been approved for commercial use for the treatment of autoimmune diseases. As a consequence, use of cell therapies such as our product candidates for the treatment of autoimmune diseases may not gain the acceptance of the public or medical community. Our ability to enroll patients in our clinical trials for treatment of autoimmune diseases will depend upon the treatment practices of physicians who specialize in the treatment of autoimmune diseases targeted by our product candidates, and enrollment in our clinical trials may be impaired if physicians are reluctant to enroll patients into our clinical trials in lieu of, or in addition to, using existing treatments with which they are more familiar and for which more clinical data may be available. In addition, patient populations targeted for autoimmune diseases by our product candidates are typically not at risk of near-term death, even if they may suffer life-threatening symptoms, so these patients will need to deem the potential benefits of our cell therapy product candidates to be worth the risk of unknown potential adverse side effects. Furthermore, autoimmune disease patients and their physicians may choose to use conventional therapies, such as corticosteroids or systemic immunosuppressive medications, rather than participate in our clinical trials.

In addition, our clinical trials will compete with other clinical trials that are in the same therapeutic areas as our product candidates. This competition will reduce the number of clinical trial sites and patients available to us because some clinical trial sites and patients may opt to participate in a trial being conducted by a competitor rather than participate in our clinical trials. If we have difficulty enrolling a sufficient number of patients to conduct our clinical trials as planned, we may need to delay or terminate ongoing or planned clinical trials, either of which would have an adverse effect on our business, prospects, financial condition, results of operations, and market price of shares of our common stock.

*The clinical development of our product candidates could be substantially delayed if we are required to conduct unanticipated studies, including preclinical studies or clinical trials, or if the FDA imposes other requirements or restrictions including on the manufacture, of our product candidates.*

The FDA may require us to generate additional preclinical, product, manufacturing, or clinical data as a condition to continuing our current clinical trials, or initiating and conducting any future clinical trials of our current product candidates or other cell product candidates that we may identify. Additionally, the FDA may in the future have comments, or impose requirements, on the conduct of our clinical trials or the initiation of clinical trials or any of our other iPSC-derived cell product candidates, including the protocols, processes, materials and facilities we use to manufacture our product candidates and potential future product candidates in support of clinical trials. Any requirements to generate additional data, or redesign or modify our protocols, processes, materials or facilities, or other additional comments, requirements or impositions by the FDA, may cause delays in the initiation or conduct of current or future clinical trials for our product candidates and subsequent development activities for our product candidates, and could require us to incur additional development or manufacturing costs and resources, seek funding for these increased costs or resources or delay our timeline for, or cease, our preclinical or clinical development activities for our product candidates, or could create uncertainty and additional complexity in our ability to obtain regulatory approval for our product candidates.

Further, if the results of our clinical trials are inconclusive, or if there are safety concerns or adverse events associated with our existing product candidates or any other product candidates we may identify, we may:

- be delayed in obtaining, or unable to obtain, regulatory approval for such product candidates;

- be required to amend the protocols for our clinical trials, perform additional nonclinical studies or clinical trials to support approval or be subject to additional post-marketing testing requirements;

- obtain approval for indications or patient populations that are not as broad as intended or desired;

- obtain approval with labeling that includes significant use or distribution restrictions or safety warnings or contraindications; or

- in the event a product candidate is approved, have regulatory authorities withdraw their approval of the product or impose restrictions on its use.

Even if our current and planned clinical trials are successful, we will need to conduct additional clinical trials, which may include registrational trials, trials in additional patient populations or under different treatment conditions, and trials using different manufacturing protocols, processes, materials or facilities or under different manufacturing conditions, before we are able to seek approvals for our product candidates from the FDA and regulatory authorities outside the United States to market and sell these product candidates. In addition, changes in regulatory policies under current or future U.S. presidential administrations may result in delays in the regulatory review and approval process and cause uncertainty regarding approval pathways. If we fail to meet the requirements to support continued clinical development, our clinical development activities for any of our product candidates are delayed or suspended, or we fail to obtain or maintain regulatory approvals with an acceptable scope, our business, prospects, financial condition and results of operations will be harmed.

*We are pursuing multiple programs and product candidates in our novel cell therapy development pipeline using an approach that is designed to enable rapid incorporation of new product features. If we elect to incorporate these new features into next-generation product candidates, this may render our existing product candidates obsolete, and we may devote our limited resources in pursuit of a particular program for which there is a greater potential for success and fail to capitalize on development opportunities or product candidates including those which may be more advanced in development.*

We focus on the development of programmed cellular immunotherapies for patients, including off-the-shelf NK- and T-cell product candidates derived from clonal master engineered iPSC lines. Because our iPSC product platform is designed to enable rapid incorporation of novel functional product features in an evolving clinical setting, we may elect to incorporate these discoveries into next-generation product candidates that render our existing product candidates, including product candidates under clinical development, obsolete. Additionally, because we have limited financial and personnel resources, we may elect or be required to abandon or delay the pursuit of opportunities with existing or future product candidates, including those that may be more advanced in development than those we ultimately elect to pursue. We have also expanded our research and development efforts into areas outside of our initial focus in oncology, such as autoimmune diseases, where we have limited experience. Due to these factors, our spending on current and future research and development programs and product candidates and the scientific innovation arising from these expenditures, may not yield commercially viable product candidates.

***Our product candidates may cause undesirable side effects or have other properties that could delay or prevent their regulatory approval, limit their commercial potential or result in significant negative consequences following any potential marketing approval.***

During the conduct of clinical trials, patients may report changes in their health, including illnesses, injuries and discomforts, to their doctor. Often, it is not possible to determine whether or not the product candidate being studied caused these conditions. Regulatory authorities may draw different conclusions and may require us to pause our clinical trials or require additional testing to confirm these determinations, if they occur. Drug-related side effects could also affect patient recruitment or the ability of enrolled patients to complete the trial or result in potential product liability claims.

In addition, it is possible that as we test our product candidates in larger, longer and more extensive clinical trials, or as use of these product candidates becomes more widespread if they receive regulatory approval, illnesses, injuries, discomforts and other adverse events that were not observed in earlier trials, as well as conditions that did not occur or went undetected in previous trials, may be reported by subjects or patients. Many times, drug-related side effects are only detectable after investigational products are tested in large-scale pivotal trials or, in some cases, after they are made available to patients on a commercial scale after approval.

Currently approved CAR T-cell therapies and those under development have shown frequent rates of adverse events, including infection, cytokine release syndrome (CRS), and Immune Effector Cell-Associated Neurotoxicity Syndrome (ICANS), and some adverse events have resulted in patient deaths. In clinical trials of our current product candidates, adverse events have occurred and there is a possibility that our current or future product candidates could cause similarly life threatening serious adverse events such as CRS and ICANS. Additionally, preconditioning regimens, such as those currently implemented in certain regimens of our clinical trials, may increase the risk of occurrence and severity of adverse side effects including infection, prolonged or persistent cytopenias, and ICANS. Patients in our clinical trials receiving preconditioning treatment may experience increased or more severe adverse effects specifically related to the preconditioning regimen, including allergic reactions, shortness of breath, fevers, infections, low blood counts, development of certain cancers, loss of fertility, temporary hair loss, and organ dysfunction. Furthermore, because certain autoimmune diseases we seek to treat may be less serious than the later stage cancers traditionally being treated with cell therapies or other immunotherapy products, we believe the FDA and other regulatory authorities will apply a different benefit-risk threshold such that any potential harmful side effects may outweigh the benefits of our product candidates and require us to cease clinical trials or result in denial of regulatory approval of our product candidates in autoimmune disease indications. Tolerance for adverse events in the autoimmune disease patient populations being pursued with cell-based therapies, such as in patients in our FT819 clinical trial for the treatment of SLE and other autoimmune disease indications, is expected to be lower than it is in oncology, and the risks of negative impacts from these toxicities may therefore be greater for our autoimmune programs than for our oncology programs or the oncology programs of others. Medical personnel using our product candidates may also need additional training to understand the potential side effect profile and potential toxicities associated with treatment with cellular immunotherapies, including FT819, and to appropriately recognize and manage any side effects that may occur in our clinical trials. Inadequate management of the potential side effects could result in patient deaths. Undesirable side effects, whether associated with our product candidate or with a preconditioning regimen, may delay patient enrollment in our clinical trials, and cause us or regulatory authorities to interrupt, delay, or halt clinical trials. Any undesirable side effects could result in changes to our clinical trial design and development strategy, a more restrictive label, or the delay, denial, or revocation of regulatory approval by the FDA or foreign regulatory authorities. Any such delay or failure as a result of undesirable side effects would harm our business, financial condition, results of operations and prospects.

***Our clinical trials may be adversely affected by investigators' limited experience with CAR-T cell therapies, including lack of familiarity with CAR-T-specific safety profiles and adverse events, which could impact patient safety, safety reporting, and the interpretation of clinical trial results.***

Our product candidates are CAR-T cell therapies, which are associated with unique and potentially severe safety risks, including CRS, ICANS, prolonged cytopenias, infections, and other immune-mediated or delayed adverse events. The identification, grading, management, and timely reporting of these adverse events require specialized training and experience that differ significantly from those required for traditional therapies.

Many clinical trial investigators, site personnel, and institutions have limited prior experience conducting clinical trials involving CAR-T cell therapies or managing their associated toxicities. As a result, investigators or site staff may not promptly recognize, accurately grade, or appropriately manage CAR-T-related adverse events, or may inconsistently apply applicable grading criteria, management guidelines, or reporting requirements. Inadequate or delayed identification and reporting of safety events could increase risks to patients, lead to incomplete or inconsistent safety data, or result in inaccurate characterization of the safety profile of our product candidates.

In addition, variability in investigator experience with CAR-T therapies may contribute to inconsistent safety monitoring, delayed intervention, protocol deviations, or incomplete adverse event documentation across trial sites. These factors could complicate data interpretation, limit comparability across study cohorts or sites, and negatively affect discussions with regulatory authorities. Addressing such issues may require additional investigator training, increased monitoring, site remediation, or the replacement of clinical trial sites, which could increase costs, delay trial timelines, and divert management resources.

If we are unable to ensure that investigators and site personnel have sufficient expertise in the administration of CAR-T cell therapies and the management and reporting of CAR-T-associated adverse events, our clinical trials may be delayed, suspended, or terminated, regulatory approvals may be delayed or denied, and the commercial prospects for our product candidates could be materially adversely affected.

***Certain of our product candidates are being developed for the treatment of patient populations with significant comorbidities, particularly in the case of oncology patients, that may result in deaths or serious adverse events or unacceptable side effects and require us to abandon or limit our clinical development activities.***

Patients treated with our current product candidates, particularly in our clinical trials in oncology indications, may also receive chemotherapy, radiation, and/or other high dose or myeloablative treatments in the course of treatment of their disease, and may therefore experience side effects or adverse events, including death, that are unrelated to our product candidates. While these side effects or adverse events may be unrelated to our product candidates, they may still affect the success of our clinical studies. In particular, the oncology diseases we are studying have complex comorbidities and the patients enrolled in those studies are often critically ill. The inclusion of critically ill patients in our clinical studies may result in deaths or other adverse medical events due to underlying disease or to other therapies or medications that such patients may receive. Any of these events could prevent us from advancing our product candidates through clinical development, and from obtaining regulatory approval, and would impair our ability to commercialize our product candidates. Any inability to advance our existing product candidates or any other product candidate through clinical development would have a material adverse effect on our business, and the value of our common stock would decline.

***Because our product candidates are based on novel technologies, it is difficult to predict the regulatory approval process and the time, the cost and our ability to successfully initiate, conduct and complete clinical development, and obtain the necessary regulatory and reimbursement approvals, required for commercialization of our product candidates, if approved.***

Our cell programming technology and platform for generating cell therapy products using iPSCs represent novel therapeutic approaches, and to our knowledge there are currently no iPSC-derived cell products approved anywhere in the world for commercial sale. As such, it is difficult to accurately predict the type and scope of challenges we may incur during development of our product candidates, and we face uncertainties associated with the preclinical and clinical development, manufacture and regulatory requirements for the initiation and conduct of clinical trials, regulatory approval, and reimbursement required for successful commercialization of these product candidates. In addition, because our iPSC-derived cell product candidates are all in the early clinical or preclinical stage, we are currently assessing safety in humans and have not yet been able to assess the long-term effects of treatment. Animal models and assays may not accurately predict the safety and efficacy of our product candidates in our target patient populations, and appropriate models and assays may not exist for demonstrating the safety and purity of our product candidates, as required by the FDA and other regulatory authorities for ongoing clinical development and regulatory approval.

The preclinical and clinical development, manufacture, and regulatory requirements for approval of novel product candidates such as ours can be more expensive and take longer than for other more well-known or extensively studied pharmaceutical or biopharmaceutical product candidates due to a lack of prior experiences on the side of both developers and regulatory agencies. Cellular immunotherapies, and iPSC-derived cell therapies in particular, represent relatively new therapeutic areas, and the FDA has cautioned consumers about potential safety risks associated with cell therapies. For example, in January 2024, the FDA determined that new safety information related to T-cell malignancies should be included in the labeling with boxed warning language on these malignancies for all BCMA- and CD19-directed genetically modified autologous T-cell immunotherapies. To date, there are relatively few approved cell therapies as treatments for cancer, and no cell-based therapies have been approved for commercial use for the treatment of an autoimmune disease. Currently, all approved CAR T-cell immunotherapies are in oncology indications, and there can be no assurance that the FDA will find the risks of treatment with cell therapy acceptable in other indications, such as autoimmune diseases. Additionally, due to the uncertainties associated with the preclinical and clinical development, manufacture, and regulatory requirements for approval of our product candidates, we may be required to modify or change our preclinical and clinical development plans or our manufacturing activities and plans, or be required to meet stricter regulatory requirements for approval. Any such modifications or changes could delay or prevent our ability to develop, manufacture, obtain regulatory approval or commercialize our product candidates, which would adversely affect our business, financial condition and results of operations.

*We may fail to obtain regulatory approval from the FDA or comparable foreign regulatory authorities for our product candidates, which would prevent or delay commercialization and adversely affect our business.*

The development, testing, manufacture and commercialization of our product candidates are subject to extensive regulation by the FDA and comparable foreign regulatory authorities. The regulatory approval process for novel product candidates such as ours is particularly uncertain and may be more expensive and take longer than the approval process for cell therapy product candidates based on other, better known or more extensively studied technologies and therapeutic approaches. As a result, we cannot assure that any of our product candidates will receive regulatory approval in the United States or in any other jurisdiction.

Our product candidates could fail to receive regulatory approval from the FDA or a comparable foreign regulatory authority for many reasons, including:

- disagreement with the design or conduct of our clinical studies;

- failure to demonstrate a favorable benefit-risk profile for a product candidate for its proposed indication;

- failure to demonstrate the stability, safety, purity and potency of a product candidate;

- failure of clinical sites to conduct studies in accordance with applicable regulatory requirements;

- failure of clinical studies to meet the level of statistical significance required for approval;

- disagreement with our interpretation of data from preclinical studies or clinical studies;

- insufficiency of data collected from clinical studies to support the submission, filing or approval of a biologics license application (BLA) or other regulatory submission;

- inability to reach agreement with the FDA or comparable foreign regulatory authorities on the methodologies for, and assessment of, comparability of different versions of a product candidate used in non-pivotal studies, pivotal studies and for intended commercial use;

- failure to obtain approval of our manufacturing processes or of our own manufacturing facilities;

- changes or inconsistencies in requested or required methodologies, statistical analyses, specification criteria or regulatory submission requirements for a product candidate, including changes to, or inconsistencies with, applicable industry practice or precedent; or

- changes in approval policies or regulations, or changes in positions, guidance or feedback communicated by the FDA or comparable foreign regulatory authorities, that render our preclinical or clinical data insufficient to support approval or otherwise negatively impact the potential approval of a product candidate.

Regulatory requirements in the United States and in other countries governing the development of cell therapy products and therapeutic products created with gene editing technology have changed frequently and the FDA or other regulatory bodies may change the requirements, or identify different regulatory pathways, for approval for any of our product candidates. For example, as regulatory expectations regarding cell therapy products and products created with gene editing technology continue to evolve, the FDA could require additional testing or new testing of products created with gene editing technology, including our product candidates, and any such additional FDA requirements for approval for any of our product candidates may adversely impact or slow development of our product candidates. The FDA previously established the Office of Tissues and Advanced Therapies (OTAT) within the Center for Biologics Evaluation and Research (CBER) to consolidate the review of cell therapy and related products, and to advise CBER on its review. In September 2022, the FDA announced retitling of OTAT to the Office of Therapeutic Products (OTP) and elevation of OTP to a "Super Office" to meet its growing cell and gene therapy workload and new commitments under the Prescription Drug User Fee Act agreement for fiscal years 2023-2027. It is possible that over time and with new leadership direction at the FDA that new or different divisions may be established or be granted the responsibility for regulating cell and/or gene therapy products, including iPSC-derived cell products made with gene editing technology, such as ours. The regulatory review divisions and committees, and any new guidelines they promulgate, may lengthen the regulatory review process, require us to perform additional studies or clinical trials, and delay or prevent development, approval, and commercialization of our product candidates.

In addition, to market any product outside of the United States, we must also comply with numerous and varying regulatory requirements of other countries and jurisdictions regarding quality, safety and efficacy and governing, among other things, clinical trials, marketing authorization, commercial sales and distribution of products. Whether or not it obtains FDA approval for a product, an applicant must obtain the necessary approvals by the comparable foreign regulatory authorities before commencing clinical trials or marketing of the product in those countries or jurisdictions. For example, the process governing approval of medicinal products in the European Union generally follows the same lines as in the United States but can differ in significant ways. It entails the satisfactory completion of preclinical studies and adequate and well-controlled clinical trials to establish the safety and efficacy of the product for each proposed indication. It also requires the submission of a marketing authorization application to the relevant competent authorities and the granting of a marketing authorization by those authorities before the product can be marketed and sold in the European Union.

As a result, we may be required to change our regulatory strategy or to modify our applications for regulatory approval, which could delay and impair our ability to complete the preclinical and clinical development and manufacture of, and obtain regulatory approval for, our product candidates. Changes in regulatory authorities and advisory groups, or any new requirements or guidelines they promulgate, may lengthen the regulatory review process, require us to perform additional studies, increase our development and manufacturing costs, lead to changes in regulatory pathways, positions and interpretations, delay or prevent approval and commercialization of our product candidates or lead to significant post-approval limitations or restrictions. As we advance our product candidates, we will be required to consult with the FDA and other regulatory authorities, and our product candidates will likely be reviewed by an FDA advisory committee. Any guidance we receive from the FDA or other foreign regulatory authorities is subject to change. These regulatory authorities could change their position, including on the acceptability of our clinical trial designs or the clinical endpoints selected in our clinical trials, which may require us to complete additional clinical trials or result in stricter conditions for obtaining regulatory approval for our product candidates. We also must comply with applicable requirements, and if we fail to do so, we may be required to delay or discontinue development of our product candidates. Delays or unexpected costs in obtaining, or the failure to obtain, the regulatory approval necessary to bring a potential product to market could impair our ability to generate sufficient product revenues to maintain our business.

*Preliminary data and interim results we disclose may change as more patient data becomes available or as we make changes to our protocols or manufacturing processes, and such interim results and results from earlier studies may not be predictive of the final results, or of later studies or future clinical trials.*

We may from time to time disclose results from preclinical testing or preliminary data or interim results from clinical studies of our product candidates. Such results from preclinical testing, process development and manufacturing activities, and clinical studies, including interim clinical trial results as of specified data cutoff dates and results of earlier clinical studies with similar product candidates, are not necessarily predictive of future results, including later clinical trial results.

The results of our current and future clinical trials may differ from results achieved in earlier preclinical and clinical studies for a variety of reasons, including:

- we may not demonstrate the potency and efficacy benefits observed in previous studies;

- our efforts to improve, standardize and automate the manufacture and supply of our product candidates and any resulting deviations in the manufacture of our product candidates, may adversely affect the safety, purity, potency, stability, or efficacy of such product candidates;

- differences in study design, including differences in conditioning regimens, eligibility criteria, and patient populations;

- advancements in the standard of care may affect our ability to demonstrate efficacy or achieve study endpoints in our current or future clinical trials; and

- safety issues or adverse events in patients who enroll in our current or future clinical trials.

Additionally, some of the data from clinical trials of our product candidates performed to date were generated from open-label studies, and these studies are being conducted at a limited number of clinical sites on a limited number of patients. An "open-label" clinical trial is one where both the patient and investigator know whether the patient is receiving the investigational product candidate or either an existing approved drug or placebo. Most typically, open-label clinical trials test only the investigational product candidate and sometimes may do so at different dose levels. Open-label clinical trials are subject to various limitations that may exaggerate any therapeutic effect as patients in open-label clinical trials are aware when they are receiving treatment. Open-label clinical trials may be subject to a "patient bias" where patients perceive their symptoms to have improved merely due to their awareness of receiving an experimental treatment. In addition, open-label clinical trials may be subject to an "investigator bias" where those assessing and reviewing the physiological outcomes of the clinical trials are aware of which treatment regimen patients have received and may interpret the information of the treated group more favorably given this knowledge. Accordingly, the preliminary data from our clinical trials of our product candidates may not be predictive of future clinical trial results for these or other future product candidates when studied in a controlled environment or larger patient populations.

From time to time, we also publish interim, "top-line," or preliminary data from our clinical studies based on a preliminary analysis of then-available data. Preliminary or interim data from clinical trials that we are conducting are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues, the duration of treatment increases and more patient data become available. For example, although we have, from time to time, reported positive interim clinical data for certain of our clinical programs, we may encounter dose-limiting toxicities or unacceptable side effects for these product candidates as dose escalation and expansion progresses in our clinical trials and additional patient data become available. Our preliminary or interim results and related conclusions also are subject to change following a more comprehensive review of the data related to the particular study or trial. Preliminary or "top-line" data also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data we previously published. As a result, interim and preliminary data should be viewed with caution until the final data are available. Material adverse changes between preliminary, "top-line," or interim data and final data could significantly harm our business prospects, financial condition and results of operations.

*Results of clinical testing of any of our existing or future product candidates may fail to show the necessary safety and efficacy required for regulatory approval.*

Before obtaining marketing approval from regulatory authorities for the sale of any of our product candidates, we must complete preclinical development and then conduct extensive clinical trials to demonstrate the safety and efficacy in humans of any such product candidates. Clinical testing is expensive, difficult to design and implement, can take many years to complete, and is uncertain as to outcome. A failure of one or more clinical trials can occur at any stage of testing. The outcome of preclinical testing and early clinical trials may not be predictive of the success of later clinical trials, and interim results of a clinical trial do not necessarily predict final results. Our product candidates have a limited history of being evaluated in human clinical trials. Any of our product candidates may fail to show the desired safety and efficacy in later stages of clinical development despite having successfully advanced through initial clinical trials.

There is a high failure rate for drugs and biologics proceeding through clinical trials. A number of companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in later stage clinical trials even after achieving promising results in earlier stage clinical trials. Data obtained from preclinical and clinical activities are subject to varying interpretations, which may delay, limit, or prevent regulatory approval. In addition, regulatory delays or rejections may be encountered as a result of many factors, including changes in regulatory policy during the period of product development.

If our product candidates are ultimately not approved for any reason, our business, prospects, results of operations and financial condition would be adversely affected. In addition, the standard of care may change with the approval of new products for the same indications that we are studying.

*Even if we obtain regulatory approval for a product candidate, our products will remain subject to regulatory scrutiny.*

Any product candidate for which we obtain marketing approval, along with the manufacturing protocols, processes, materials and facilities, qualification testing, post-approval clinical data, labeling and promotional activities for such product, will be subject to continual and additional requirements of the FDA and other regulatory authorities. These requirements include submissions of safety and other post-marketing information, reports, registration and listing requirements, requirements relating to cGMP, applicable product tracking and tracing requirements, quality control, quality assurance and corresponding maintenance of records and documents, and recordkeeping. Even if marketing approval of a product candidate is granted, the approval may be subject to limitations on the indicated uses for which the product may be marketed or to conditions of approval, or contain requirements for costly post-marketing testing and surveillance to monitor the safety or efficacy of the product. Additionally, under the Food and Drug Omnibus Reform Act of 2022 (FDORA), sponsors of approved drugs and biologics must provide 6 months' notice to the FDA of any changes in marketing status, such as the withdrawal of a drug, and failure to do so could result in the FDA placing the product on a list of discontinued products, which would revoke the product's ability to be marketed. The FDA closely regulates the post-approval marketing and promotion of pharmaceutical and biological products to ensure such products are marketed only for the approved indications and in accordance with the provisions of the approved labeling. Later discovery of previously unknown problems with our product candidates, manufacturing operations, or failure to comply with regulatory requirements, may lead to various adverse conditions, including significant delays in bringing our product candidates to market and/or being precluded from manufacturing or selling our product candidates, any of which could significantly harm our business.

*We have received and may in the future seek regenerative medicine advanced therapy (RMAT) designation for certain of our product candidates, but such designation may not actually lead to a faster development or regulatory review or approval process and we may be unable to obtain or maintain the benefits associated with such designation.*

We have received RMAT designation from the FDA for FT819 for the treatment of active moderate to severe systemic lupus erythematosus (SLE), including lupus nephritis, and may seek additional RMAT designations in the future for current or future product candidates. A product candidate is eligible for RMAT designation if: (1) it is a cell therapy, therapeutic tissue engineering product, human cell or tissue product, or a combination product using any such therapies or products, with limited exceptions; (2) it is intended to treat, modify, reverse, or cure a serious or life-threatening disease or condition; and (3) there is preliminary clinical evidence that indicates that the product candidate has the potential to address unmet medical needs for such disease or condition. This program is intended to facilitate efficient development and expedite review of RMATs.

A biologics license application (BLA) for a product candidate with RMAT designation may be eligible for priority review or accelerated approval through (1) surrogate or intermediate endpoints reasonably likely to predict long-term clinical benefit or (2) reliance upon data obtained from a meaningful number of sites. Benefits of such designation also include early interactions with the FDA to discuss any potential surrogate or intermediate endpoint to be used to support accelerated approval. A product candidate that has RMAT designation and is subsequently granted accelerated approval and is subject to post-approval requirements may fulfill such requirements through the submission of clinical evidence, clinical studies, patient registries, or other sources of real-world evidence, such as electronic health records; the collection of larger confirmatory data sets; or post-approval monitoring of all patients treated with such therapy prior to its approval. RMAT designation is within the discretion of the FDA. Accordingly, even if we believe one of our product candidates meets the criteria for RMAT designation, the FDA may disagree and instead determine not to grant such designation. In any event, the receipt of RMAT designation for a product candidate may not result in a faster development process, review or approval compared to product candidates considered for approval under conventional FDA procedures and does not assure ultimate approval by the FDA. Even though we obtained RMAT designation for FT819 in April 2025, such designation does not change the standards for product approval, and there is no assurance that this designation will result in expedited review or approval or that the approved indication will not be narrower than the indication covered by the RMAT designation. In addition, even if one or more of our product candidates qualifies for RMAT designation, the FDA may rescind RMAT designation if it believes the product no longer meets the conditions for qualification.

***We may rely on orphan drug status to develop and commercialize certain of our product candidates, but orphan drug designations may not confer marketing exclusivity or other expected commercial benefits and we may not be able to obtain orphan drug designations for our other product candidates.***

We may rely on orphan drug exclusivity for product candidates that we may develop. Orphan drug status confers seven years of marketing exclusivity in the United States under the Federal Food Drug, and Cosmetic Act, and up to ten years of marketing exclusivity in Europe for a particular product in a specified indication, subject to certain conditions. However, we may be unable to obtain orphan drug designations for any of our product candidates that we are currently developing or may pursue. Even if we do obtain orphan drug designations and are the first to obtain marketing approval of our product candidates for the applicable indications, we will not be able to rely on these designations to exclude other companies from manufacturing or selling biological products using the same principal molecular structural features for the same indication beyond these time frames. Furthermore, any marketing exclusivity in Europe can be reduced from ten years to six years if the initial designation criteria have significantly changed since the market authorization of the orphan product.

For any product candidate for which we may be granted orphan drug designation in a particular indication, it is possible that another company also holding orphan drug designation for the same product candidate will receive marketing approval for the same indication before we do. If that were to happen, our applications for that indication may not be approved until the competing company's period of exclusivity expires. Even if we are the first to obtain marketing authorization for an orphan drug indication in the United States, there are circumstances under which a competing product may be approved for the same indication during the seven-year period of marketing exclusivity, such as if the later product is shown to be clinically superior to our orphan product, or if the later product is deemed a different product than ours. Further, the seven-year marketing exclusivity would not prevent competitors from obtaining approval of the same product candidate as ours for indications other than those in which we have been granted orphan drug designation, or for the use of other types of products in the same indications as our orphan product.

***We may seek designation for our cell programming technology as a designated platform technology, but we might not receive such designation, and even if we do, such designation may not lead to a faster development or regulatory review or approval process.***

We may seek designation for our cell programming technology as designated platform technology. Under FDORA, a platform technology incorporated within or utilized by a drug or biological product is eligible for designation as a designated platform technology if (1) the platform technology is incorporated in, or utilized by, a drug approved under a BLA or New Drug Application (NDA); (2) preliminary evidence submitted by the sponsor of the approved or licensed drug, or a sponsor that has been granted a right of reference to data submitted in the application for such drug, demonstrates that the platform technology has the potential to be incorporated in, or utilized by, more than one drug without an adverse effect on quality, manufacturing, or safety; and (3) data or information submitted by the applicable person indicates that incorporation or utilization of the platform technology has a reasonable likelihood to bring significant efficiencies to the drug development or manufacturing process and to the review process. A sponsor may request the FDA to designate a platform technology as a designated platform technology concurrently with, or at any time after, submission of an IND application for a drug that incorporates or utilizes the platform technology that is the subject of the request. If so designated, the FDA may expedite the development and review of any subsequent original BLA or NDA for a drug or biological product that uses or incorporates the platform technology. Even if we believe our cell programming technology meets the criteria for such designation, the FDA may disagree and instead determine not to grant such designation. In addition, the receipt of such designation for a platform technology does not ensure that a drug will be developed more quickly or lead to a faster FDA review or approval process and does not assure ultimate FDA approval of a drug. Moreover, the FDA may revoke a designation if the FDA determines that a designated platform technology no longer meets the criteria for such designation.

*We may seek approval of one or more of our product candidates into real-time oncology review (RTOR). This program may not lead to a faster regulatory review or approval process and does not increase the likelihood that our product candidate(s) will receive marketing approval.*

Participation in RTOR is voluntary. Our acceptance into RTOR does not guarantee or influence approval of our application, which is subject to the same statutory and regulatory requirements for approval as applications that are not included in RTOR. Although early approvals have occurred with applications selected for RTOR, this may not be the case for our application even if it is selected for RTOR. If at any time the FDA determines our participation in RTOR, if selected, is no longer appropriate, the FDA may rescind our acceptance and instruct us to follow routine submission procedures for marketing approval.

*We may be subject to certain regulations, including federal and state healthcare fraud and abuse laws, physician payment transparency laws, anti-bribery and anti-corruption laws and health information privacy and security laws. Any actual or perceived failure to comply with these regulations could have a material adverse effect on our business and financial condition.*

If we obtain FDA approval for any of our product candidates and begin commercializing those products in the United States, our operations may be subject to various federal and state healthcare laws, including, without limitation, fraud and abuse laws, false claims laws, data privacy and security laws, as well as transparency laws regarding payments or other items of value provided to healthcare providers. These laws may impact, among other things, our proposed sales, marketing and education programs. Additionally, we may be subject to state and foreign equivalents of such healthcare laws and regulations, some of which may be broader in scope and may apply regardless of the payor, as well as patient privacy regulation by both the federal government and the states in which we conduct our business. Because of the breadth of these laws and the narrowness of the statutory exceptions and safe harbors available, it is possible that some of our business activities could be subject to challenge and may not comply under one or more of such laws, regulations, and guidance. Law enforcement authorities are increasingly focused on enforcing fraud and abuse laws, and it is possible that some of our practices may be challenged under these laws. Efforts to ensure that our current and future business arrangements with third parties, and our business generally, will comply with applicable healthcare laws and regulations will involve substantial costs. If our operations, including our arrangements with physicians and other healthcare providers are found to be in violation of any of such laws or any other governmental regulations that apply to us, we may be subject to penalties, including, without limitation, administrative, civil and criminal penalties, damages, fines, disgorgement, contractual damages, reputational harm, diminished profits and future earnings, the curtailment or restructuring of our operations, exclusion from participation in federal and state healthcare programs (such as Medicare and Medicaid), and imprisonment, as well as additional reporting obligations and oversight if we become subject to a corporate integrity agreement or other agreement to resolve allegations of non-compliance with these laws, any of which could adversely affect our ability to operate our business and our financial results. For more information, please see "Business—Government Regulation—Other Healthcare Laws and Compliance Requirements."

The scope and enforcement of these laws is uncertain and subject to rapid change in the current environment of healthcare reform, especially in light of the lack of applicable precedent and regulations. Federal and state enforcement has led to a number of investigations, prosecutions, convictions and settlements in the healthcare industry. Ensuring that our internal operations and future business arrangements with third parties comply with applicable healthcare laws and regulations will involve substantial costs. It is possible that governmental authorities will conclude that our business practices do not comply with current or future statutes, regulations, agency guidance or case law involving applicable fraud and abuse or other healthcare laws and regulations.

The provision of benefits or advantages to physicians to induce or encourage the prescription, recommendation, endorsement, purchase, supply, order or use of medicinal products is prohibited in the European Union (EU). The provision of benefits or advantages to physicians is also governed by the national anti-bribery laws of European Union Member States, such as the UK Bribery Act 2010. Infringement of these laws could result in substantial fines and individual imprisonment.

Payments made to physicians in certain European Union Member States must be publicly disclosed. Moreover, agreements with physicians often must be the subject of prior notification and approval by the physician's employer, his or her competent professional organization and/or the regulatory authorities of the individual European Union Member States. These requirements are provided in the national laws, industry codes or professional codes of conduct, applicable in the European Union Member States. Failure to comply with these requirements could result in reputational risk, public reprimands, administrative penalties, fines or individual imprisonment.

*A variety of risks associated with conducting research and clinical trials abroad and marketing our product candidates internationally could materially adversely affect our business.*

We plan to develop and potentially commercialize our product candidates worldwide. Accordingly, we expect that we will be subject to additional risks related to operating in foreign countries, including:

- differing regulatory requirements in foreign countries;

- unexpected changes in tariffs, trade barriers, price and exchange controls and other regulatory requirements;

- increased difficulties in managing the logistics and transportation of storing and shipping product candidates produced in the United States and shipping the product candidate to the patient abroad;

- import and export requirements and restrictions;

- economic weakness, including inflation, or political instability in particular foreign economies and markets;

- compliance with data privacy regulations in foreign countries;

- compliance with tax, employment, immigration and labor laws for employees living or traveling abroad;

- foreign taxes, including withholding of payroll taxes;

- foreign currency fluctuations, which could result in increased operating expenses and reduced revenue, and other obligations incident to doing business in another country;

- difficulties staffing and managing foreign operations;

- workforce uncertainty in countries where labor unrest is more common than in the United States;

- differing payor reimbursement regimes, governmental payors or patient self-pay systems, and price controls;

- potential liability under the U.S. Foreign Corrupt Practices Act or comparable foreign regulations;

- challenges enforcing our contractual and intellectual property rights, especially in those foreign countries that do not respect and protect intellectual property rights to the same extent as the United States;

- production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and

- business interruptions resulting from ongoing and emerging geopolitical tensions, including wars, armed conflicts or acts of terrorism.

These and other risks associated with our potential international operations may materially adversely affect our ability to attain or maintain profitable operations, which could have a material adverse effect on our business and results of operations.

*We conduct and expect to continue to conduct clinical trials for some of our product candidates outside the United States, and the FDA may not accept data from trials conducted in such locations.*

We conduct and expect to continue to conduct one or more of our clinical trials or include sites in current or future clinical trials outside the United States.

Although the FDA may accept data from sites or clinical trials outside the United States, acceptance of these data is subject to conditions imposed by the FDA. In cases where data from foreign clinical trials are intended to serve as the basis for marketing approval in the United States, the FDA will generally not approve the application on the basis of foreign data alone unless (i) the data are applicable to the U.S. population and U.S. medical practice; (ii) the trials were performed by clinical investigators of recognized competence; and (iii) the data may be considered valid without the need for an on-site inspection by the FDA or, if the FDA considers such as inspection to be necessary, the FDA is able to validate the data through an on-site inspection or other appropriate means. Additionally, the FDA's clinical trial requirements, including sufficient size of patient populations and statistical powering must be met. Many foreign regulatory authorities have similar approval requirements. In addition, while these clinical trials or trial sites are subject to the applicable local laws where the trials are conducted, FDA acceptance of the data will depend on its determination that the trials or trial sites also complied with all applicable U.S. laws and regulations. There can be no assurance that the FDA will accept data from trials conducted outside the United States. If the FDA does not accept the data from any trial or trial site outside the United States, it would likely result in the need for additional trials, which would be costly and time-consuming and would delay or halt our development of the applicable product candidates. Additionally, recent policy proposals in the United States may make acceptance by the FDA or inclusion in a marketing application of foreign data more difficult or costly.

*Existing regulatory policies may change, and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our product candidates.*

In June 2024, the U.S. Supreme Court overruled the Chevron doctrine, which gives deference to regulatory agencies' statutory interpretations in litigation against federal government agencies, such as the FDA, where the law is ambiguous. This decision may result in more lawsuits against the FDA to challenge longstanding decisions and policies of the FDA, which could undermine the FDA's authority, lead to uncertainties in the industry, and disrupt the FDA's normal operations, any of which could delay the FDA's review of our regulatory submissions. We cannot predict the full impact of this decision, future judicial challenges brought against the FDA, or the nature or extent of government regulation that may arise from future legislation or administrative action. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained, and we may not achieve or sustain profitability.

**Risks Related to Our Financial Condition**

*Our ongoing and planned operations, including the development of our product candidates, will require substantial additional funding, without which we will be unable to complete preclinical or clinical development of, or obtain regulatory approval for or commercialize, our product candidates.*

We are currently advancing multiple product candidates through clinical development, and conducting preclinical research and development activities in other programs. Drug development is expensive, and we expect our research and development expenses to remain significant in connection with our ongoing activities, particularly as we advance our current product candidates in clinical trials and seek to initiate clinical development for additional product candidates.

As of December 31, 2025, our cash, cash equivalents, and investments were $205.1 million. We intend to use our cash, cash equivalents, and investments primarily to fund the advancement and clinical development of our current product candidates and our ongoing preclinical, discovery and research programs, and for working capital and general corporate purposes. However, our operating plan may change as a result of many factors currently unknown to us, and we may need to seek additional funds sooner than planned, through public or private equity or debt financings, government or other third-party funding, marketing and distribution arrangements and other collaborations, strategic and licensing arrangements or a combination of these approaches. In any event, we will require additional capital to obtain regulatory approval for, and to commercialize our existing product candidates and any other product candidates we may identify and develop. Even if we believe we have sufficient funds for our current or future operating plans, we may seek additional capital if market conditions are favorable or if we have specific strategic considerations. Our future capital requirements will depend on many factors, including, but not limited to:

- the progress, results, size, timing and costs of our ongoing and planned clinical trials, and any additional clinical trials we may initiate, conduct or support for our product candidates;

- the progress, results, size, timing and costs of our preclinical, process development and manufacturing studies, and activities necessary to initiate and conduct clinical trials for our product candidates and to establish and maintain manufacturing capabilities necessary to support such trials;

- continued progress in our research and development programs, including preclinical studies, process development, manufacturing and other research activities that may be necessary in order for an IND application to go into effect for a prospective clinical development candidate, as well as potential future clinical trials of any additional product candidates we may identify for development;

- the extent to which we are required to pay milestone or other payments under our existing in-license agreements and any in-license agreements that we may enter into in the future, and the timing of such payments, including payments owed to Memorial Sloan Kettering Cancer Center (MSKCC) in connection with the stock price appreciation milestones;

- our ability and the ability of our investigators to initiate and conduct, and the progress, results, size, timing and costs of, clinical trials of our product candidates that will be necessary to support any application for regulatory approval;

- our ability to manufacture, or enter into arrangements with third parties for the manufacture of our existing product candidates, as well as potential future clinical development candidates, both for clinical development and commercialization, and the timing and costs associated with such manufacture;

- our ability to maintain, expand and defend the scope of our intellectual property portfolio, including the amount and timing of any payments we may be required to make, or that we may receive, or other costs we may incur, in connection with the licensing, filing, prosecution, defense and enforcement of any patents or other intellectual property rights;

- the cost of manufacturing, distribution, and commercialization activities and arrangements, including the manufacturing of our product candidates, establishment of effective protocols for the supply and transport of our product candidates, and the establishment of a sales and marketing organization either internally or in partnership with a third party; and

- our ability to establish and maintain strategic arrangements and alliances with third-party collaborators including our existing collaborations with Ono Pharmaceutical Co., Ltd. (Ono), and the University of Minnesota to advance the research, development and commercialization of therapeutic products.

Any additional fundraising efforts may divert our management from their day-to-day activities, which may adversely affect our ability to develop and commercialize our product candidates. In addition, we cannot guarantee that future financing will be available in sufficient amounts or on terms acceptable to us, if at all. Moreover, the terms of any financing may adversely affect the holdings or the rights of our stockholders and the issuance of additional securities, whether equity or debt, by us, or the possibility of such issuance, may cause the market price of our shares to decline. The sale of additional equity or convertible securities would dilute all of our stockholders. The incurrence of indebtedness would result in increased fixed payment and interest obligations and we may be required to agree to certain restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. We could also be required to seek funds through arrangements with collaborative partners or otherwise at a different stage than otherwise would be desirable and we may be required to relinquish rights to some of our technologies or product candidates or otherwise agree to terms unfavorable to us, any of which may have a material adverse effect on our business, operating results and prospects. In addition, while the overall impacts of the ongoing and emerging geopolitical tensions, including wars and other armed conflicts, on the global economy remain unknown and difficult to predict, these events have caused significant disruptions and created uncertainties in the global financial markets, and the economic impacts of these and other similar global events could materially and adversely affect our ability to raise capital through equity or debt financings in the future.

If we cannot raise additional capital or obtain adequate funds, we may be required to curtail significantly our research and clinical programs or may not be able to continue our research or clinical development of our product candidates. Our failure to raise additional capital, or obtain adequate funds, will have a material adverse effect on our business, prospects, financial condition, results of operations, and market price of shares of our common stock.

*We have a limited operating history, have incurred significant losses since our inception, and anticipate that we will continue to incur significant losses for the foreseeable future.*

We are a clinical-stage biopharmaceutical company formed in 2007 with a limited operating history. We have not yet obtained regulatory approval for any of our product candidates or generated any revenues from therapeutic product sales. Since inception, we have incurred significant net losses in each year and, as of December 31, 2025, we had an accumulated deficit of $1.5 billion. We expect to continue to incur losses for the foreseeable future as we continue to fund our ongoing and planned clinical trials of our product candidates and our other ongoing and planned research and development activities. We also expect to incur significant operating and capital expenditures as we continue our research and development of, and seek regulatory approval for, our product candidates, in-license or acquire new product candidates for development, implement additional infrastructure and internal systems, and hire additional scientific, clinical, and administrative personnel. We anticipate that our net losses for the next several years could be significant as we conduct our planned operations.

Because of the numerous risks and uncertainties associated with pharmaceutical, biological, and cell therapy product development, we are unable to accurately predict the timing or amount of increased expenses or when, or if, we will be able to achieve profitability. In addition, our expenses could increase if we are required by the FDA, or comparable foreign regulatory authorities, to perform studies or trials in addition to those currently expected, or if there are any delays in completing our clinical trials, preclinical studies, process development, manufacturing activities, or the research and development of any of our product candidates. The amount of our future net losses will depend, in part, on the rate of increase in our expenses, our ability to generate revenues and our ability to raise additional capital. These net losses have had, and will continue to have, an adverse effect on our stockholders' equity and working capital.

*We have broad discretion over the use of our cash, cash equivalents, and investments and may not use them effectively.*

Our management has broad discretion to use our cash, cash equivalents, investments and any additional funds that we may raise to fund our operations and could spend these funds in ways that do not improve our results of operations or enhance the value of our common stock. The failure by our management to apply these funds effectively could result in financial losses that could have a material adverse effect on our business, cause the price of our common stock to decline or delay the development of our product candidates. We may invest our cash and cash equivalents in a manner that does not produce income or that loses value.

## Risks Related to Our Reliance on Third Parties

*We are, and expect to continue to be, dependent on third parties to conduct some or all aspects of manufacturing of our product candidates for use in clinical trials and for commercial sale, if approved. Our business could be harmed if those third parties fail to perform satisfactorily.*

While we currently manufacture clinical supplies of our iPSC-derived cell product candidates at our cGMP facilities located in San Diego, California, we also rely on third parties to manufacture certain components required for the manufacture of our product candidates, and we may rely on third parties to conduct some or all aspects of manufacturing of our product candidates for use in conducting later stage clinical trials and for commercial sale upon approval of any of our product candidates.

Reliance on third parties for manufacture of our product candidates and components utilized in manufacturing our product candidates entails certain risks, including reliance on the third party for regulatory compliance and quality assurance, the possibility that the third-party manufacturer does not maintain the financial, personnel or other resources to meet its obligations, the possibility that the third party fails to manufacture such components, or our product candidates or any products we may eventually commercialize, in accordance with our specifications, misappropriation of our proprietary information, including our trade secrets and know-how, and the possibility of termination of our manufacturing relationship by the third party, based on its own business priorities, at a time that is costly or damaging to us. In addition, the FDA and other regulatory authorities require that our product candidates and any products that we may eventually commercialize be manufactured according to cGMP, cGTP and similar jurisdictional standards. These requirements include, among other things, quality control, quality assurance and the maintenance of records and documentation. The FDA or similar foreign regulatory agencies may also implement new standards at any time, or change their interpretations and enforcement of existing standards for manufacture, packaging or testing of products. We have little control over our manufacturers' compliance with these regulations and standards.

In some cases, the technical skills required to manufacture our product candidates may be unique or proprietary to a particular CMO, and we may have difficulty, or there may be contractual restrictions prohibiting us from, transferring such skills to a back-up or alternate supplier if needed, or we may be unable to transfer such skills at all. In addition, if we are required to change contract manufacturers for any reason, we will be required to verify that the new CMO maintains facilities and procedures that comply with quality standards and with all applicable regulations. We will also need to verify, such as through a manufacturing comparability study, that any new manufacturing process will produce our product candidate according to the specifications previously submitted to the FDA or another regulatory authority. The delays associated with the verification of a new CMO could negatively affect our ability to develop product candidates or commercialize our products in a timely manner or within budget. In addition, changes in manufacturers often involve changes in manufacturing procedures and processes, which could require that we conduct bridging studies between our prior clinical supply used in our clinical trials and that of any new manufacturer. We may be unsuccessful in demonstrating the comparability of clinical supplies produced by different manufacturers, which could require the conduct of additional clinical trials.

Further, we depend in some instances on third party suppliers, including sole source suppliers, for the provision of reagents, materials, devices and equipment that are used by us and our third-party contract manufacturers in the production of our product candidates, including certain of our iPSC-derived cell therapy product candidates. Any disruption to or loss of supply from any of these suppliers could delay our clinical development and commercialization efforts, which would adversely affect our business, prospects, results of operations and financial condition.

*We depend on strategic partnerships and collaboration arrangements for the development and commercialization of certain of our product candidates in certain indications or geographic territories, and if these arrangements are terminated or are unsuccessful, this could result in delays and other obstacles in the development, manufacture or commercialization of any of our product candidates and materially harm our results of operations.*

Our strategy for fully developing and commercializing our product candidates is dependent upon maintaining our current arrangements and establishing new arrangements with research collaborators, corporate collaborators and other third parties. We currently have a corporate collaboration agreement with Ono. Our collaboration agreement with Ono provides for, among other things, research funding and significant future payments should certain development, regulatory and commercial milestones be achieved. Under our arrangement with Ono and any future corporate arrangements that we may form, our corporate collaborators may be responsible for:

- electing to advance product candidates through preclinical and into clinical development;

- conducting clinical development and obtaining required regulatory approvals for product candidates; and

- commercializing any resulting products.

As a result, we may not be able to conduct such corporate collaborations in the manner or on the time schedule we currently contemplate, which may negatively impact our business operations.

Our lack of control over the research funding for, and the development and commercialization of, certain of our product candidates being developed under the collaboration and option agreement we entered into with Ono on September 14, 2018 (as amended to date, the Ono Agreement) and any other product candidates that we may develop under a future arrangement could cause delays or other difficulties in the development and commercialization of any of our product candidates, which may prevent completion of research and development activities and intended regulatory filings in a timely fashion, if at all. Because we expect to continue to rely on our current collaborator and to enter into new collaborations in the future, the development and commercialization of any of our product candidates could be substantially delayed, and our ability to receive future funding could be substantially impaired, if one or more of our current or future collaborators:

- shifts its priorities and resources away from our collaborations due to a change in business strategies, or a merger, acquisition, sale or downsizing of its company or business unit;

- ceases development in therapeutic areas which are the subject of our collaboration;

- fails to select a product candidate for advancement into preclinical development, clinical development, or subsequent clinical development into a marketed product;

- changes the success criteria for a particular product candidate, thereby delaying or ceasing development of such product candidate;

- significantly delays the initiation or conduct of certain activities which could delay our receipt of milestone payments tied to such activities, thereby impacting our ability to fund our own activities;

- develops a product candidate that competes, either directly or indirectly, with our product candidates;

- does not obtain the requisite regulatory approval of a product candidate;

- does not successfully commercialize a product candidate;

- encounters regulatory, resource or quality issues and is unable to meet demand requirements;

- exercises its rights under the agreement to terminate the collaboration, or otherwise withdraws support for, or otherwise impairs or delays development of one or more product candidates under the collaboration;

- disagrees on the research, development or commercialization of a product candidate resulting in a delay in milestones, royalty payments or termination of such product candidate; and

- uses our proprietary information or intellectual property in such a way as to jeopardize our rights in such property.

In addition, the termination of the Ono Agreement or any future strategic partnership or collaboration arrangement that we enter into may prevent us from receiving any milestone, royalty payment, sharing of profits, and other benefits under such agreement. Furthermore, disagreements with these parties could require or result in litigation or arbitration, which would be time-consuming and expensive. Any of these events could have a material adverse effect on our ability to develop and commercialize any of our product candidates and may adversely impact our business, prospects, financial condition, and results of operations.

***Cell-based therapies depend on the availability of reagents and specialized materials and equipment which in each case are required to be acceptable to the FDA and foreign regulatory agencies, and such reagents, materials, and equipment may not be available to us on acceptable terms or at all. We rely on third-party suppliers for various components, materials and equipment***

*required for the conduct of our clinical trials and the manufacture of our product candidates and do not have supply arrangements for certain of these components.*

The development and manufacturing of our product candidates requires many reagents and other specialty materials and equipment, some of which are manufactured or supplied by small companies with limited resources and experience to support commercial biologics production. To date, we and our CMOs have purchased equipment, materials and disposables used for the manufacture of our existing product candidates from third-party suppliers. Some of these suppliers may not have the capacity to support commercial products manufactured under cGMP or cGTP conditions for biopharmaceutical firms or may otherwise be ill-equipped to support our needs. Reagents and other key materials from these suppliers may have inconsistent attributes and introduce variability into our manufactured product candidates, which may contribute to variable patient outcomes and possible adverse events. We rely on the general commercial availability of materials and equipment required for the manufacture of our product candidates, and do not have supply contracts with many of these suppliers and may not be able to obtain supply contracts with them on acceptable terms or at all. Even if we are able to enter into such contracts, we may be limited to a sole third-party for the supply of certain required components and equipment.

In addition, the clinical development of our product candidates depends on the availability of certain materials and agents used in our clinical trials. For example, we intend to develop certain of our product candidates as a combination therapy with other cancer therapies, such as monoclonal antibodies, requiring availability and use of these monoclonal antibodies in certain of our clinical trial protocols. Any failure or delays by us or by our clinical sites to obtain sufficient quantities of materials and agents required under our protocols, or other components and agents necessary for the conduct of our clinical trials, may delay our ability to enroll and treat patients in, or complete, our current or future clinical trials of our product candidates on time, if at all.

As a result of any public health crises, natural disasters (including due to the effects of climate change), ongoing and emerging global geopolitical tensions, including wars and other armed conflicts, regulatory actions, restrictions or requirements affecting the supplier, adverse financial or other strategic developments experienced by a supplier, labor disputes or shortages, unexpected demands, or quality issues, the business and operations of our suppliers and other third parties which produce agents and materials used in our clinical trials or manufacturing of our product candidates may be disrupted or delayed, and we in turn may experience disruptions or delays in our supply chain. A delay or inability to continue to source product or materials from any of these suppliers or third parties, which could be due to the impacts of any of the events described above could adversely affect our ability to manufacture our product candidates and our ability to conduct clinical trials, which could significantly harm our business.

If we are required to change suppliers, or modify the components, equipment, materials or disposables used for the manufacture of our product candidates, we may be required to change our manufacturing operations or clinical trial protocols or to provide additional data to regulatory authorities in order to use any alternative components, equipment, materials or disposables, any of which could set back, delay, or increase the costs required to complete our clinical development and commercialization of our product candidates. Additionally, any such change or modification may adversely affect the safety, efficacy, stability, or potency of our product candidates, and could adversely affect our clinical development of our product candidates and harm our business.

***We currently rely on third parties to conduct certain research and development activities and clinical trials of our product candidates. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, we may not be able to timely develop, manufacture, obtain regulatory approval for or commercialize our product candidates and our business could be substantially harmed.***

We rely upon third parties, including medical institutions, clinical investigators, and clinical research organizations (CROs) for the conduct of certain research and preclinical development activities, process development and manufacturing activities, and for the conduct, management, and supervision of clinical trials of our product candidates. We do not have direct control over the activities of these third parties, and may have limited influence over their actual performance. Our reliance on these third parties and CROs does not relieve us of our responsibilities to ensure that our clinical studies are conducted in accordance with the applicable protocol, legal and regulatory requirements and scientific standards.

We are responsible for complying, and we are responsible for ensuring that our third-party service providers and CROs comply, with applicable GCP for conducting activities for all of our product candidates in clinical development, including conducting our clinical trials, and recording and reporting data from these trials. Regulatory authorities enforce these regulations through periodic inspections of trial sponsors, principal investigators and trial sites. We cannot assure that upon inspection by a given regulatory authority, such regulatory authority will determine that any of our clinical trials comply with applicable GCP requirements. In addition, our registrational clinical trials must be conducted with product produced under applicable regulatory requirements.

If these third parties and CROs do not successfully carry out their contractual duties or obligations, meet expected deadlines or successfully complete activities as planned, or if the quality or accuracy of the research, preclinical development, process development, manufacturing, or clinical data they obtain is compromised due to the failure to adhere to applicable regulatory and manufacturing requirements or for other reasons, our research, preclinical development, process development and manufacturing activities, and clinical trials, and the development of our product candidates, may be extended, delayed or terminated, and we may not be able to obtain regulatory approval for or successfully commercialize our product candidates. Further, if our agreements with third parties or CROs are terminated for any reason, the development of our product candidates may be delayed or impaired, and we may be unable to advance our product candidates. As a result, our results of operations and the commercial prospects for our product candidates would be harmed, our costs could increase and our ability to generate revenues could be delayed or impaired.

***If conflicts arise between us and our collaborators or strategic partners, these parties may act in a manner adverse to us and could limit our ability to implement our strategies.***

If conflicts arise between our corporate or academic collaborators or strategic partners and us, the other party may act in a manner adverse to us and could limit our ability to implement our strategies. Some of our academic collaborators and strategic partners are conducting multiple product development efforts within each area that is the subject of the collaboration with us. Our collaborators or strategic partners, however, may develop, either alone or with others, products in related fields that are competitive with the products or potential products that are the subject of these collaborations. Competing products, either developed by the collaborators or strategic partners or to which the collaborators or strategic partners have rights, may result in the withdrawal of our collaborators' or partners' support for our product candidates.

Some of our collaborators or strategic partners could also become our competitors in the future. Our collaborators or strategic partners could develop competing products, preclude us from entering into collaborations with their competitors, fail to obtain timely regulatory approvals, terminate their agreements with us prematurely, or fail to devote sufficient resources to the development and commercialization of our product candidates. Any of these developments could harm our product development efforts.

***We may also rely on certain third-party vendors located in China or who are owned by or are associated with certain Chinese companies to assist in non-clinical or clinical trials or provide laboratory services. It is unknown how current or future geopolitical relationships with China or specific Chinese-owned or associated vendors may affect our ability to complete our non-clinical or clinical trials.***

We currently, and may in the future, do business with one or more companies located in China, or that are owned or operated by Chinese companies to provide non-clinical or clinical trial support services. The process of changing these vendors could have an adverse impact on our current clinical development programs if they were no longer permitted to provide services or products due to geopolitical pressures, including legislative activities or executive orders aimed at prohibiting certain Chinese or Chinese-owned biotechnology companies from engaging in biotechnology or biopharmaceutical research activities.

In particular, the United States government has proposed and, in certain cases, enacted legislation and policies intended to restrict or prohibit the use of biotechnology services or products provided by certain foreign entities that are owned by, controlled by, or associated with the government of China or other foreign adversaries. Such measures include legislation commonly referred to as the "BIOSECURE Act," as well as related executive branch actions, which are intended to limit U.S. government funding or support for biotechnology activities involving specified foreign entities and to reduce perceived national security risks associated with reliance on such entities. If applied to our third-party vendors, these laws or policies could restrict our ability, or the ability of our collaborators, contract research organizations, manufacturers, or other third-party vendors, to engage or continue to engage certain Chinese or Chinese-affiliated service providers, even where such providers are currently permitted to operate under applicable law.

We could experience delays in finding suitable replacement service providers located outside China or not otherwise owned by or associated with Chinese companies, which could have a material adverse effect on our development activities and our business. In addition, alternative vendors may be more expensive, may have longer lead times, or may lack the same technical capabilities or capacity, which could increase our costs or delay our development timelines.

We are unable to predict whether or when legislative or executive actions would be effective or applied to specific vendors, or the scope and timing of their potential implementation and whether such actions would materially and adversely affect our liquidity, access to capital, development timelines, or ability to conduct business. Any failure on our part to comply with changing government regulations and policies could result in the loss of our ability to manufacture and develop our product candidates. Even if we are able to comply with such requirements, compliance may require significant management attention, increased costs, and changes to our supply chain or development strategy, which could adversely affect our business, financial condition, and results of operations.

**Risks Related to Our Intellectual Property**

*If we are unable to protect our intellectual property, or obtain and maintain patent protection for our technology and product candidates, other companies could develop products based on our discoveries, which may reduce demand for our products and harm our business.*

Our commercial success will depend in part on our ability to obtain and maintain intellectual property protection for our product candidates, the operations used to manufacture them and the methods for using them, and also for our cell programming technology in order to prevent third parties from making, using, selling, offering to sell or importing our product candidates or otherwise exploiting our cell programming approach. The scope of patent protection in the biotechnology and pharmaceutical field involves complex legal and scientific questions and can be uncertain. One aspect of the determination of patentability of our inventions depends on the scope and content of the "prior art," information that was or is deemed available to a person of skill in the relevant art prior to the priority date of the claimed invention. There may be prior art of which we are not aware that may affect the patentability of our patent claims or, if issued, affect the validity or enforceability of a patent claim. Further, we may not be aware of all third-party intellectual property rights potentially relating to our product candidates or their intended uses, and as a result the impact of such third-party intellectual property rights upon the patentability of our own patents and patent applications, as well as the impact of such third-party intellectual property upon our freedom to operate, is highly uncertain. Because patent applications in the United States and most other countries are confidential for typically a period of 18 months after filing, or may not be published at all, we cannot be certain that we were the first to file any patent application related to our product candidates. As a result, the issuance, scope, validity, enforceability, and commercial value of our patent rights are uncertain. We own and have exclusive licenses to patent portfolios for our product candidates and cell programming technology, although we cannot be certain that our existing patents and patent applications provide adequate protection or that any additional patents will issue to us with claims that provide adequate protection of our other product candidates. Further, we cannot predict the breadth of claims that may be enforced in our patents if we attempt to enforce them or if they are challenged in court or in other proceedings. If we are unable to secure and maintain protection for our product candidates and cell programming technology, or if any patents we obtain or license are deemed invalid and unenforceable, our ability to commercialize or license our technology could be adversely affected.

Others have filed, and in the future are likely to file, patent applications covering products and technologies that are similar, identical or competitive to ours or important to our business. Since patent applications in the United States and most other countries are confidential for a period of time after filing, and some remain so until issued, we cannot be certain that any patent application owned by a third party will not have priority over patent applications filed or in-licensed by us, or that we or our licensors will not be involved in interference, opposition, reexamination, review, reissue, post grant review or invalidity proceedings before U.S. or non-U.S. patent offices. The scope, validity or enforceability of our patents or the patents of our licensors may be challenged in such proceedings in either the courts or patent offices in the United States and abroad, and our business may be harmed if the coverage of our patents or the patents of our licensors is narrowed, or if a patent of ours or our licensors is judged invalid or unenforceable, in any such proceedings.

Furthermore, our intellectual property rights may be subject to a reservation of rights by one or more third parties. For example, the research resulting in certain of the patent rights and technology that we own or have licensed was funded in part by the U.S. government. As a result, the government has certain rights, including march-in rights, to such patent rights and technology. When new technologies are developed with government funding, the government generally obtains certain rights in any resulting patents, including a non-exclusive license authorizing the government to use the invention or to have others use the invention on its behalf. These rights may permit the government to disclose our information to third parties and to exercise march-in rights to use or allow third parties to use our technology. The government can exercise its march-in rights if it determines that action is necessary because we fail to achieve practical application of the government-funded technology, because action is necessary to alleviate health or safety needs, to meet requirements of federal regulations, or to give preference to U.S. industry. In addition, our rights in such inventions may be subject to certain requirements to manufacture products embodying such inventions in the United States. Any exercise by the government of such rights or by any third party of its reserved rights could harm our competitive position, business, financial condition, results of operations, and prospects.

*We depend on our licensors to prosecute and maintain patents and patent applications that are material to our business. Any failure by our licensors to effectively protect these intellectual property rights could adversely affect our business and operations.*

Certain rights to our key technologies and product candidates, including intellectual property relating to our iPSC technology, are licensed from third parties. As a licensee of third-party intellectual property, we rely on our licensors to file and prosecute patent applications and maintain patents, and otherwise protect the licensed intellectual property under some of our license agreements. We have not had and do not have primary control over these activities for certain of our licensed patents, patent applications and other intellectual property rights, and we cannot be certain that such activities will result in valid and enforceable patents and other intellectual property rights. Additionally, our licensors may have the right to control enforcement of our licensed patents or defense of any claims asserting the invalidity of these patents and we cannot be certain that our licensors will allocate sufficient resources or prioritize enforcement of such patents or defense of such claims to protect our interests in the licensed patents. Even if we are not a party to these legal actions, an adverse outcome could harm our business because it might prevent us from continuing to license intellectual property that we may need to operate our business.

***If we fail to comply with our obligations under our license agreements, we could lose rights to our product candidates or key technologies.***

We have obtained rights to develop, market and sell some of our product candidates through intellectual property license agreements with third parties. These license agreements impose various diligence, milestone payment, royalty and other obligations on us. In particular, under our Amended MSKCC License with MSKCC, in the event a licensed product achieves a specified clinical milestone, MSKCC is eligible to receive from us certain milestone payments totaling up to $75.0 million based on the price of our common stock, where the amount of such payments owed to MSKCC is contingent upon certain increases in the price of our common stock following the date of achievement of such clinical milestone. If we fail to comply with our obligations under our license agreements, including any payment obligations, we could lose some or all of our rights to develop, market and sell products covered by these licenses, and our ability to form collaborations or partnerships may be impaired. In addition, disputes may arise under our license agreements with third parties, which could prevent or impair our ability to maintain our current licensing arrangements on acceptable terms and to develop and commercialize the affected product candidates.

***We have in the past and may in the future become involved in litigation or other proceedings relating to the enforcement or defense of patent and other intellectual property rights, which could cause us to divert our resources and could put our intellectual property at risk.***

To prevent infringement or unauthorized use of our intellectual property, we have in the past, and may in the future, need to file infringement claims. When we pursue litigation to stop another party from using the inventions claimed in any patents we own or control, that party has the right to ask the court to rule that such patents are invalid or should not be enforced against that third party. In addition to patent infringement lawsuits, we may decide to file interferences, oppositions, *ex parte* reexaminations, post-grant review, or *inter partes* review proceedings before the U.S. Patent and Trademark Office (the USPTO) and corresponding foreign patent offices. Litigation and other proceedings relating to intellectual property are unpredictable and expensive and may consume time and resources and divert the attention of managerial and scientific personnel. Such litigations and proceedings could substantially increase our operating losses and reduce the resources available for research, development, and other activities. We may not have sufficient financial or other resources to adequately conduct such litigation or proceedings or may be required to divert such resources from our ongoing and planned research and development activities. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources. Accordingly, despite our efforts, we may not be able to prevent third parties from infringing or misappropriating or successfully challenging our intellectual property rights. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace.

There also is a risk that a court or patent office in such proceeding will decide that our patents or the patents of our licensors are not valid or are not enforceable, and that we do not have the right to stop the other party from using the inventions. Additionally, even if the validity of such patents is upheld, the court may refuse to stop the other party on the ground that such other party's activities do not infringe our rights to such patents. If we are not successful in enforcing or defending our intellectual property, our competitors could develop and market products based on our discoveries and technologies, which may reduce the commercial viability of, and demand for, our product candidates and any future products.

***We or our strategic partners may infringe the intellectual property rights of others, which may prevent or delay our product development efforts and stop us from commercializing, or increase the costs of commercializing, our product candidates.***

Our success will depend, in part, on our ability to operate without infringing the proprietary rights of third parties. There is a substantial amount of litigation, both within and outside the United States, involving patent and other intellectual property rights in the biotechnology and pharmaceutical industries, including patent infringement lawsuits, interferences, oppositions, *ex parte* reexaminations, post-grant review, and *inter partes* review proceedings before the USPTO and corresponding foreign patent offices. Numerous U.S. and foreign issued patents and pending patent applications, which are owned by third parties, exist in the fields in which we are developing product candidates. As the biotechnology and pharmaceutical industries expand and more patents are issued, the risk increases that our product candidates may be subject to claims of infringement of the patent rights or misappropriation of other intellectual property rights of third parties.

We cannot be certain that any of our patent searches or analyses, including the identification of relevant patents, the scope of patent claims or the expiration of relevant patents, are complete or thorough, nor can we be certain that we have identified each and every third-party patent and pending application in the United States and abroad that is relevant to or necessary for the commercialization of our product candidates in any jurisdiction. The scope of a patent claim is determined by an interpretation of the law, the written disclosure in a patent and the patent's prosecution history. Our interpretation of the relevance or the scope of a patent or a pending application may be incorrect, which may negatively impact our ability to market our products. We may incorrectly determine that our products are not covered by a third-party patent or intellectual property rights or may incorrectly predict whether a third-party's pending application will issue with claims of relevant scope. Our determination of the expiration date of any patent in the United States or abroad that we consider relevant may be incorrect, which may negatively impact our ability to develop and market our product candidates. Our failure to identify and correctly interpret relevant patents may negatively impact our ability to develop and market our products.

We cannot guarantee that the manufacture, use or marketing of our existing product candidates or any other product candidates that we develop, or the use of our cell programming technology, will not infringe third-party patents. There may be third-party patents or patent applications with claims to materials, cell compositions, methods of manufacture or methods for treatment related to the use or manufacture of our product candidates. Our competitors may have filed, and may in the future file, patent applications covering products and technologies similar to ours. Because patent applications can take many years to issue, there may be currently pending patent applications which may later result in issued patents that our product candidates may infringe. In addition, third parties may obtain patents in the future and claim that use of our technologies infringes upon these patents.

Third parties asserting their patent or other intellectual property rights against us may seek and obtain injunctive or other equitable relief, which could effectively block our ability to further develop and commercialize our product candidates or force us to cease some of our business operations. Defense of these claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of management and other employee resources from our business, cause development delays, and may impact our reputation. In the event of a successful claim of infringement against us, we may have to pay substantial damages, including treble damages and attorneys' fees for willful infringement, obtain one or more licenses from third parties, pay royalties, or redesign our infringing products, which may be impossible on a cost-effective basis or require substantial time and monetary expenditure. In that event, we would be unable to further develop and commercialize our product candidates, which could harm our business significantly. Claims that we have misappropriated the confidential information or trade secrets of third parties could have a similar negative impact on our business.

***We may not be successful in obtaining or maintaining necessary rights to product components and processes for development or manufacture of our product candidates which may cause us to operate our business in a more costly or otherwise adverse manner that was not anticipated.***

We own or license from third parties certain intellectual property rights necessary to develop and manufacture our product candidates. The growth of our business will likely depend in part on our ability to acquire or in-license additional proprietary rights, including to advance our research or allow commercialization of our product candidates. In that event, we may be required to expend considerable time and resources to develop or license replacement technology. For example, our programs may involve additional technologies or product candidates that may require the use of additional proprietary rights held by third parties. Furthermore, other pharmaceutical or biotechnology companies and academic institutions may also have filed or may be planning to file patent applications potentially relevant to our business. From time to time, in order to avoid infringing these third-party patents, we may be required to license technology from additional third parties to further develop or commercialize our product candidates. We may be unable to acquire or in-license any relevant third-party intellectual property rights, including any such intellectual property rights required to manufacture, use or sell our product candidates, that we identify as necessary or important to our business operations. We may fail to obtain any of these licenses at a reasonable cost or on reasonable terms, if at all, and as a result we may be unable to develop or commercialize the affected product candidates, which would harm our business. We may need to cease use of the compositions or methods covered by such third-party intellectual property rights, and may need to seek to develop alternative approaches or technology that do not infringe on such intellectual property rights which may entail additional costs and development delays, even if we were able to develop such alternatives, which may not be feasible. Even if we are able to obtain a license under such intellectual property rights, any such license may be non-exclusive, which may allow our competitors' access to the same technologies licensed to us.

Additionally, we sometimes collaborate with academic institutions to accelerate our preclinical research or development under written agreements with these institutions. Typically, these institutions provide us with an option to negotiate a license to any of the institution's rights in technology resulting from the collaboration. Regardless of such option, we may be unable to negotiate a license within the specified timeframe or under terms that are acceptable to us. If we are unable to do so, the institution may offer the intellectual property rights to other parties, potentially blocking our ability to pursue our program. If we are unable to successfully obtain rights to required third-party intellectual property or to maintain the existing intellectual property rights we have, we may have to abandon development of such program and our business and financial condition could suffer.

The licensing and acquisition of third-party intellectual property rights is a competitive practice, and companies that may be more established, or have greater resources than we do, may also be pursuing strategies to license or acquire third-party intellectual property rights that we may consider necessary or attractive in order to commercialize our product candidates. More established companies may have a competitive advantage over us due to their larger size and cash resources or greater clinical development and commercialization capabilities. In addition, it may be more costly for us to secure and maintain the necessary patent protection to block third parties from using our technology than to negotiate out-licenses or similar agreements with these parties to provide them with limited rights to use our technology. There can be no assurance that we will be able to successfully complete any such negotiations and ultimately acquire or maintain, on commercially viable terms, the rights to the intellectual property required for the successful development and commercialization of our product candidates.

### *Intellectual property rights do not necessarily address all potential threats to our competitive advantage.*

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations and may not adequately protect our business or permit us to maintain our competitive advantage. For example:

- others may be able to make product candidates that are similar to ours but that are not covered by the claims of the patents that we own or have exclusively licensed;

- we or our licensors or future collaborators might not have been the first to make the inventions covered by the issued patent or pending patent application that we own or have exclusively licensed;

- we or our licensors or future collaborators might not have been the first to file patent applications covering certain of our inventions;

- others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing our intellectual property rights;

- it is possible that our pending patent applications will not lead to issued patents;

- issued patents that we own or have exclusively licensed may be held invalid or unenforceable, as a result of legal challenges by our competitors;

- our competitors might conduct research and development activities in countries where we do not have patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;

- we may not develop additional proprietary technologies that are patentable;

- we cannot predict the scope of protection of any patent issuing based on our patent applications, including whether the patent applications that we own or in-license will result in issued patents with claims that cover our product candidates or uses thereof in the United States or in other foreign countries;

- the claims of any patent issuing based on our patent applications may not provide protection against competitors or any competitive advantages, or may be challenged by third parties;

- if enforced, a court may not hold that our patents are valid, enforceable and infringed;

- we have initiated, and may from time to time initiate, litigation or administrative proceedings to enforce and/or defend our patent rights which will be costly whether we win or lose;

- we may choose not to file a patent in order to maintain certain trade secrets or know-how, and a third party may subsequently file a patent covering such intellectual property;

- we may fail to adequately protect and police our trademarks and trade secrets; and

- the patents of others may have an adverse effect on our business, including if others obtain patents claiming subject matter similar to or improving that covered by our patents and patent applications.

Should any of these events occur, they could significantly harm our business, results of operations and prospects.

***We may be subject to claims that our employees, consultants or independent contractors have wrongfully used or disclosed alleged trade secrets.***

In conducting our business operations, we have obtained confidential and proprietary information from third parties. In addition, we employ individuals who were previously employed at other biotechnology or pharmaceutical companies, including our competitors or potential competitors. Although we try to ensure that our employees, consultants and independent contractors do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or our employees, consultants or independent contractors have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers or other parties. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we could lose valuable intellectual property rights or personnel, which could adversely affect our business. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to management.

***We may be subject to claims challenging the inventorship of our patents and other intellectual property.***

We may be subject to claims that former employees, collaborators, or other third parties have an interest in our patents or other intellectual property as an inventor or co-inventor. If we fail in defending any such claims, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, valuable intellectual property. We may also be subject to monetary damages, and any of these outcomes could have a material adverse impact on our business.

***Proprietary information and invention assignment agreements with our employees and third parties may not prevent unauthorized disclosure of our trade secrets and other proprietary information.***

In addition to the protection afforded by patents, we also rely upon unpatented trade secrets and improvements, proprietary know-how, and continuing technological innovation to develop and maintain our competitive position, which we seek to protect, in part, through confidentiality agreements with our collaborators, employees and consultants. We also have invention or patent assignment agreements with our employees and some, but not all, of our collaborators and consultants. Because we expect to rely on third parties in the development and manufacture of our product candidates, we must, at times, share trade secrets with them, which increases the possibility that a competitor will discover them or that our trade secrets will be misappropriated or disclosed.

Trade secrets, however, may be difficult to protect, and any disclosure, either intentional or unintentional, by our employees or third-party consultants and vendors that we engage to perform research, clinical trials or manufacturing activities, or misappropriation by third parties (such as through a cybersecurity breach) of our trade secrets or proprietary information could enable competitors to duplicate or surpass our technological achievements, thus eroding our competitive position in our market. Although we use reasonable efforts to protect our trade secrets, our employees or former employees, consultants, outside scientific advisors, contractors, and collaborators might intentionally or inadvertently disclose our trade secret information to competitors. In addition, competitors may otherwise gain access to our trade secrets or independently develop substantially equivalent information and techniques. Despite these efforts, any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor or other third-party, we would have no right to prevent them from using that technology or information to compete with us. Furthermore, the laws of some foreign countries do not protect proprietary rights to the same extent or in the same manner as the laws of the United States. As a result, we may encounter significant problems in protecting and defending our intellectual property both in the United States and abroad. If we are unable to prevent unauthorized material disclosure of our intellectual property to third parties, or misappropriation of our intellectual property by third parties, we will not be able to establish or maintain a competitive advantage in our market, which could materially adversely affect our business, operating results, and financial condition.

***We may not be able to protect our intellectual property rights throughout the world.***

Filing, prosecuting and defending patents on our product candidates in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States can be less extensive than those in the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States, or from selling or importing products made using our inventions in and into the United States or other jurisdictions. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and may also export infringing products to territories where we have patent protection, but enforcement is not as strong as that in the United States. These products may compete with any products that we may develop and commercialize, and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets, and other intellectual property protection, particularly those relating to biotechnology and pharmaceutical products, which could make it difficult for us to stop the infringement of our patents or marketing of competing products in violation of our proprietary rights generally. Proceedings to enforce our patent rights in foreign jurisdictions, whether or not successful, could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

***Changes in the patent law in the United States could diminish the value of patents in general, thereby impairing our ability to protect our product candidates and technology.***

As is the case with other biotechnology companies, our success is heavily dependent on intellectual property rights, particularly patents. Obtaining and enforcing patents in the biotechnology industry involve both technological and legal complexity, and therefore obtaining and enforcing biotechnology patents is costly, time-consuming and inherently uncertain. In addition, the United States has recently enacted and is currently implementing wide-ranging patent reform legislation. Recent U.S. Supreme Court rulings have narrowed the scope of patent protection available in certain circumstances and weakened the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on decisions by the U.S. Congress, the federal courts, and the USPTO, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce our existing patents and patents that we might obtain in the future.

***The term of our patents may not be sufficient to effectively protect our market position and products.***

Patents have a limited lifespan. In the United States, the natural expiration of a patent is generally 20 years after it is filed. Various extensions may be available; however, the life of a patent, and the protection it affords, is limited. Even if we obtain patents covering our product candidates, once the patent life has expired for a product, we may be open to competition from other products. If the lives of our patents are not sufficient to effectively protect our products and business, our business and results of operations will be adversely affected.

**Risks Related to the Commercialization of Our Product Candidates**

***We do not have experience marketing any product candidates and do not have a sales force or distribution capabilities, and if our products are approved, we may be unable to commercialize them successfully.***

We currently have no experience in marketing and selling therapeutic products, including obtaining and maintaining adequate pricing and reimbursements. If any of our product candidates are approved for marketing, we intend to establish marketing and sales capabilities internally or we may selectively seek to enter into partnerships with other entities to utilize their marketing and distribution capabilities. If we are unable to develop adequate marketing and sales capabilities on our own or effectively partner with third parties, our ability to generate product revenues will suffer.

***Even if we obtain regulatory approval of our product candidates, the commercial success of our product candidates will depend upon the degree of market acceptance by physicians, patients, third-party payers and others in the medical community.***

The commercial success of our products, if approved for marketing, will depend in part on the medical community, patients and third-party payers accepting our product candidates as effective and safe. The use of cellular immunotherapies for the potential treatment of autoimmune diseases is a recent development, and may not become widely accepted by patients, physicians, treatment centers, and third-party payors. If any of our products obtains regulatory approval but does not achieve an adequate level of acceptance, we may not generate significant product revenue and may not become profitable. For example, in January 2024, the FDA determined that new safety information related to T-cell malignancies should be included in the labeling with boxed warning language on these malignancies for all BCMA- and CD19-directed genetically modified autologous T-cell immunotherapies. FDA's investigation into CAR T-cell therapies and other similar actions could result in increased government regulation, unfavorable public perception and publicity, potential impacts on enrollment in our clinical trials, stricter labeling requirements for those product candidates that are approved, and a decrease in demand for any such product candidates. The degree of market acceptance of our products, if approved for marketing, will depend on a number of factors, including:

- the safety and efficacy of the products, and advantages over alternative treatments;

- the labeling of any approved product;

- the prevalence and severity of any side effects, including any limitations or warnings contained in a product's approved labeling;

- the clinical indications for which any product candidate is approved;

- the emergence, and timing of market introduction, of competitive products;

- the effectiveness of our marketing strategy;

- the willingness of the target patient population to try new therapies and of physicians to prescribe these therapies;

- the cost of treatment in relation to alternative treatments;

- obtaining and maintaining adequate pricing and reimbursement in the United States and/or other regions of the world; and

- sufficient third-party insurance coverage or governmental reimbursement, which may depend on our ability to provide compelling evidence that a product meaningfully improves health outcomes to support such insurance coverage or reimbursement.

The patient populations targeted by our autoimmune product candidates are also typically not at risk of near-term death, even if they may suffer life-threatening symptoms, so those patients will need to deem the benefits of cell therapy to be worth the risk of unknown potential adverse side effects. Our success in this space will depend upon physicians who specialize in the treatment of autoimmune diseases targeted by our product candidates prescribing treatments that involve the use of our product candidates in lieu of, or in addition to, existing treatments with which they are more familiar and for which greater clinical data may be available. In addition, the target populations may be relatively small, resulting in a high degree of uncertainty regarding long-term demand for our product candidates. Even if we obtain marketing approval for a product, demand for our product may not be adequate to support commercialization.

Even if a potential product displays a favorable efficacy and safety profile in preclinical studies and clinical trials, market acceptance of the product will not be known until after it is launched. Any failure to achieve market acceptance for our product candidates will harm our business, results and financial condition.

*We expect to face uncertainty regarding the pricing of our existing product candidates and any other product candidates that we may develop. If pricing policies for our product candidates are unfavorable, our commercial success will be impaired.*

Due to the novel nature of our cellular immunotherapy product candidates, we face significant uncertainty as to the pricing of any such products for which we may receive marketing approval. While we anticipate that pricing for any cellular immunotherapy product candidates that we develop will be relatively high due to their anticipated use in the prevention or treatment of life-threatening diseases where therapeutic options are limited, the biopharmaceutical industry has recently experienced significant pricing pressures. In particular, drug pricing and other healthcare costs continue to be subject to intense political and societal pressures, which we anticipate will continue and escalate on a global basis. These pressures may result in harm to our business and reputation, cause our stock price to decline or experience periods of volatility and adversely affect results of operations and our ability to raise funds. For additional information regarding pricing pressures and healthcare regulatory changes, see "Business—Government Regulation—Healthcare Reform and Other Regulatory Changes."

*The insurance coverage and reimbursement status of newly-approved products is uncertain. Failure to obtain or maintain adequate coverage and reimbursement for our product candidates could limit our product revenues.*

Our ability to commercialize any of our product candidates successfully will depend in part on the availability of coverage and reimbursement for these products from third-party payors, including government health administration authorities, private health insurers, and other managed care organizations. The availability and extent of reimbursement by governmental and private payors is essential for most patients who generally rely on third-party payors to reimburse all or part of the costs of their care, including treatments such as cellular immunotherapy. Because our product candidates represent new approaches to the treatment of autoimmune diseases and cancer, there is significant uncertainty as to the insurance coverage and reimbursement status of any product candidates for which we may receive regulatory approval. In the United States, the principal decisions about reimbursement for new medicines are typically made by the Centers for Medicare & Medicaid Services (CMS), an agency within the U.S. Department of Health and Human Services. CMS decides whether and to what extent a new medicine will be covered and reimbursed under Medicare, and private payors tend to follow CMS determinations to a substantial degree. If reimbursement or insurance coverage is not available for our product candidates, or is available only to limited levels, we may not be able to successfully commercialize our product candidates. Even if coverage is provided, the approved reimbursement amount may not be sufficient to allow us to establish or maintain pricing to generate income. Factors payors consider in determining reimbursement are based on whether the product is: (i) a covered benefit under its health plan; (ii) safe, effective and medically necessary; (iii) appropriate for the specific patient; (iv) cost-effective; and (v) neither experimental nor investigational. For additional information regarding coverage and reimbursement, see "Business—Government Regulation—Coverage and Reimbursement."

In addition, reimbursement agencies in foreign jurisdictions may be more conservative than those in the United States. Accordingly, in markets outside the United States, the reimbursement for our products may be reduced compared with the United States and may be insufficient to generate commercially reasonable revenues and profits. Moreover, increasing efforts by governmental and third-party payors, in the United States and abroad, to cap or reduce healthcare costs may cause such organizations to limit both coverage and level of reimbursement for new products approved and, as a result, they may not cover or provide adequate payment for our product candidates. Failure to obtain or maintain adequate reimbursement for any products for which we receive marketing approval will adversely affect our ability to achieve commercial success, and could have a material adverse effect on our operating results, our ability to raise capital needed to commercialize products, and our overall financial condition.

***If the market opportunities for our product candidates are restricted or smaller than we believe they are, our revenues may be adversely affected and our business may suffer. Because the target patient populations of our product candidates may be small and variable, we must be able to successfully identify patients and capture a significant market share to achieve and maintain profitability.***

We focus our research and development on product candidates for rare diseases. The FDA often approves new therapies initially for use in patients with relapsed or refractory disease. We expect to initially seek approval of our product candidates in these settings. Subsequently, for those products that prove to be sufficiently beneficial, if any, we would expect to seek approval in earlier lines of treatment. There is no guarantee that our product candidates, even if approved, would be approved for earlier lines of therapy, and, prior to any such approvals, we will have to conduct additional clinical trials, including potentially comparative trials against approved therapies. Certain of our product candidates also target similar patient populations as autologous cell therapy product candidates, including approved autologous CAR T products. Our therapies may not be as safe and effective as approved autologous CAR T therapies and as a result, such product candidates may only be approved for patients who are ineligible for autologous CAR T therapy.

Our projections of the number of people who have or will have the diseases we may be targeting, as well as the subset of patients with these cancers in a position to receive second or later lines of therapy and who have the potential to benefit from treatment with our product candidates, may prove to be incorrect. Further, new studies may change the estimated incidence or prevalence of these diseases. The number of patients in the United States, Europe and elsewhere may turn out to be lower than expected, or the potentially addressable patient population for our product candidates may be limited or may not be amenable to treatment with our product candidates, all of which would adversely affect our results of operations and our business. Additionally, because our target patient populations may be small and variable, we may never achieve profitability without capturing a significant market share or obtaining regulatory approval for additional indications for our products.

***Healthcare legislative or regulatory reform measures may have a negative impact on our business and results of operations.***

In the United States and some foreign jurisdictions, there have been, and continue to be, several legislative and regulatory changes and proposed changes regarding the healthcare system that could prevent or delay marketing approval of product candidates, restrict or regulate post-approval activities, and affect our ability to profitably sell any product candidates for which we obtain marketing approval. Payors, whether domestic or foreign, or governmental or private, are developing increasingly sophisticated methods of controlling healthcare costs. Recent and proposed healthcare reform measures in the United States have focused in particular on prescription drug pricing, reimbursement, and manufacturer financial obligations under government healthcare programs. These measures include statutory changes, executive actions, and proposed regulations that may affect pricing, coverage, reimbursement methodologies, and market access for pharmaceutical and biological products. For a more complete discussion of healthcare reform and regulatory developments that may affect our business, see "Business—Government Regulation—Healthcare Reform and Other Regulatory Changes."

There has been increasing legislative, regulatory, and enforcement interest in the United States with respect to prescription drug pricing practices. Specifically, there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several U.S. Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare, and review the relationship between pricing and manufacturer patient programs.

The Inflation Reduction Act of 2022 (IRA), for example, includes several provisions that may impact our business to varying degrees, including provisions that reduce the out-of-pocket spending cap for Medicare Part D beneficiaries to $2,000 starting in 2025, eliminating the prescription drug coverage gap; impose new manufacturer financial liability on certain drugs under Medicare Part D; allow the U.S. government to negotiate Medicare Part B and Part D price caps for certain high-cost drugs and biologics without generic or biosimilar competition; require companies to pay rebates to Medicare for certain drug prices that increase faster than inflation; and delay until January 1, 2032 the implementation of an HHS rebate rule that would have limited the fees that pharmacy benefit managers can charge. Subsequent legislation, including the One Big Beautiful Bill Act of 2025, modified certain aspects of the IRA, including expanding the orphan drug exemption from Medicare drug price negotiation for the 2028 initial price applicability year.

The continuing efforts of the government, insurance companies, managed care organizations and other payers of healthcare services to contain or reduce costs of healthcare may adversely affect:

- the demand for any of our product candidates, if approved;

- the ability to set a price that we believe is fair for any of our product candidates, if approved;

- our ability to generate revenues and achieve or maintain profitability;

- the level of taxes that we are required to pay; and

- the availability of capital.

We expect that additional U.S. federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that the U.S. federal government will pay for healthcare drugs and services, which could result in reduced demand for our drug candidates or additional pricing pressures. Individual states in the United States have also become increasingly active in passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain drug access and marketing cost disclosure and transparency measures, and designed to encourage importation from other countries and bulk purchasing. Legally mandated price controls on payment amounts by third-party payors or other restrictions could harm our business, financial condition, results of operations and prospects. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs. This could reduce the ultimate demand for our drugs or put pressure on our drug pricing, which could negatively affect our business, financial condition, results of operations and prospects.

Recent executive actions and proposed regulatory initiatives in the United States have sought to further reduce prescription drug prices, including through the use of most-favored-nation pricing principles, potential changes to manufacturer distribution models, and expanded governmental oversight of pricing practices. For example, in May 2025, the Trump administration issued an executive order entitled "Delivering Most-Favored-Nation Prescription Drug Pricing to American Patients," which, among other things, directs the HHS and other agencies to communicate most-favored-nation (MFN) price targets to pharmaceutical manufacturers to bring prices for U.S. patients in line with comparably developed nations and to facilitate direct-to-consumer purchasing programs, see "Business—Government Regulation—Health Reform and Other Regulatory Changes" for more information. It is currently unclear whether and to what extent these measures will be implemented and what impact any such implementation would have on our business. Further, there can be no assurance that the current administration or future administrations will not pursue different or additional measures that could impact drug pricing in the U.S. political, economic and regulatory developments may further complicate developments in healthcare systems and pharmaceutical drug pricing.

In addition, the U.S. Supreme Court's 2024 decision in Loper Bright Enterprises v. Raimondo overruled the Chevron doctrine, which for 40 years required federal courts to defer to permissible agency interpretations of statutes that are silent or ambiguous on a particular topic. This decision may increase regulatory uncertainty and litigation risk and could delay or complicate FDA regulatory review, policymaking, or implementation of regulatory initiatives.

We cannot predict the full impact of this decision, future judicial challenges brought against the FDA, or the nature or extent of government regulation that may arise from future legislation or administrative action. Any such challenges, if successful, could have an impact on our business, and any such impact could be material. In addition to potential changes to regulations and agency guidance as a result of legal challenges, these decisions may result in increased regulatory uncertainty and delays in and other impacts to the agency rulemaking process, any of which could adversely impact our business and operations.

**Risks Related to Our Business and Industry**

*The success of our existing product candidates is substantially dependent on developments within the field of cellular immunotherapy, and specifically developments relating to the use of pluripotent or genome edited cells for the manufacture of cellular therapeutics, the majority of which are beyond our control.*

Our product candidates are designed and are being developed as therapeutic entities for use as cellular immunotherapies, and all of our current product candidates are based on our novel iPSC product platform. Additionally, some of our product candidates utilize novel genome editing technologies. To date, there is limited clinical trial experience testing iPSC-derived therapeutic product candidates using genome edited cells. The fields of cellular and genome edited therapies are evolving, and as more therapeutic product candidates derived from pluripotent and genome edited cells are reviewed by regulatory authorities, regulatory authorities may impose additional requirements for approval that were not previously anticipated. There have also been several significant adverse events from gene therapy treatments in the past, including reported cases of leukemia and death. Additionally, in January 2024, the FDA determined that new safety information related to T-cell malignancies should be included in the labeling with boxed warning language on these malignancies for all BCMA- and CD19-directed genetically modified autologous T-cell immunotherapies. There can be no assurance that any product candidates developed from or related to our iPSC product platform or any of our research programs will not cause severe or undesirable side effects or result in significant delays or unanticipated costs, or that such development problems can be solved. Any adverse developments in the fields of cellular immunotherapy or genome edited therapy, such as the FDA's investigation into CAR T-cell therapies and other similar actions, could negatively affect our ability to develop and commercialize our product candidates.

*We face intense competition in an environment of rapid technological and scientific progress from other biotechnology and pharmaceutical companies that are commercializing, have developed or may develop product candidates for the treatment of the diseases that we may target, including companies developing novel therapies and platform technologies. If these companies develop product candidates or platform technologies more rapidly than we do, if their commercialized products or product candidates are more effective, more cost effective, or have fewer side effects, or if they compete in various other aspects of our business, our ability to develop and successfully commercialize product candidates and to execute on our business plans will be adversely affected.*

The biotechnology and pharmaceutical industries are intensely competitive and characterized by rapid and significant innovation, particularly in the areas of immune-oncology and the development and commercialization of cell therapies. We compete with a variety of large pharmaceutical companies, multinational biopharmaceutical companies, other biopharmaceutical companies and specialized biotechnology companies, as well as technology and/or therapeutics being developed at universities and other research institutions. Many of our competitors have greater financial and other resources, such as larger research and development staff, more experienced manufacturing organizations and facilities and greater sales and marketing organizations. Third parties are commercializing, have developed, are developing or may develop product candidates, platform technologies and processes that compete with ours. Competitive therapeutic treatments include those that have already been approved and accepted by the medical community, as well as novel treatments that are currently in preclinical or clinical development or may otherwise enter the market. We believe that a significant number of product candidates are currently under development, including various cellular immunotherapies as well as multifunctional targeted antibodies, such as bi-specific and tri-specific T-cell engagers, which may become commercially available in the future for the treatment of indications, including a variety of cancers, for which we are developing or may try to develop our product candidates. Additionally, several companies with experience and knowledge in the development of CAR T-cell therapies for oncology indications have now commenced the development of cell therapies for the treatment of autoimmune diseases where B cells may play a role in initiating or maintaining disease affected populations, and the product candidates these companies develop may be competitive with product candidates that we are developing for autoimmune diseases. Should one or more of these competing product candidates or other competing product candidates of which we are not aware receive regulatory approval or otherwise achieve clinical or commercial success, our regulatory strategy could be impaired, our ability to obtain regulatory approval could be delayed or prevented, or the market for our products may be reduced or eliminated, thereby harming or preventing our commercial success.

Even if we successfully obtain approval for any product candidate, we will face competition based on many different factors, including the relative safety and efficacy of our product candidates, the actual or perceived quality of patient life while undergoing treatment with our product candidates, the ease with which our product candidates can be administered, the timing and scope of regulatory approvals for these product candidates, the availability and cost of manufacturing, marketing and sales capabilities, pricing, reimbursement coverage and patent positions, and the relative prioritization of our product candidates by physicians and healthcare providers among available therapies. Competing products and product candidates could present superior treatment alternatives, including by being more effective, safer, less expensive or marketed and sold more effectively than any products we may develop. Competitive products and product candidates may also make any product we develop obsolete or noncompetitive before we recover the expense of developing and commercializing such product. We could also face competition from other companies for collaboration partners, employees, advisors and service providers, which could negatively impact our ability to execute our business plans.

Mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated among a smaller number of our competitors. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Our competitors also compete with us in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs. Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, are more convenient, or are less expensive or more commercially viable than any products that we may develop. Furthermore, currently approved products could be discovered to have application for treatment of our targeted disease indications or similar indications, which could give such products significant regulatory and market timing advantages over our product candidates. Our competitors also may obtain FDA or other regulatory approval for their products more rapidly than we may obtain approval for ours and may obtain orphan product exclusivity from the FDA for indications that we are targeting, which could result in our competitors establishing a strong market position before we are able to enter the market. Additionally, products or technologies developed by our competitors may render our product candidates uneconomical or obsolete and we may not be successful in marketing those product candidates, once approved, against competitors.

*Our ability to compete effectively with other biotechnology and pharmaceutical companies depends on our ability to distinguish our company and our product candidates from our competitors and their product candidates.*

Some of our competitors may have, and new competitors or alliances may emerge that have, greater name and brand recognition, greater market share, a larger customer base, more widely adopted proprietary technologies, greater marketing expertise, larger sales forces, and/or significantly greater resources than we do and may be able to offer solutions competitive with ours at a more attractive price. Further, our current or potential competitors may be acquired by third parties with greater available resources. As a result, our competitors may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards or customer requirements and may have the ability to initiate or withstand substantial price competition. In addition, our competitors may in the future establish cooperative relationships with vendors of complementary products, technologies or services to increase the availability of their solutions in the marketplace. Our competitors could also be better positioned to serve certain segments of our market, which could create additional price pressure. In light of these factors, even if any products that we may develop are more effective than those of our competitors, current or potential customers may accept competitive products in lieu of purchasing our products. If we are unable to successfully compete, our business, financial condition, and results of operations could be materially and adversely affected.

*The loss of any member of our senior management team or our inability to attract and retain key personnel and consultants could adversely affect our business.*

We are highly dependent upon the efforts of our senior management team and other key personnel. The loss of services of any of these individuals could delay or prevent the successful development of our product pipeline, initiation or completion of our preclinical studies and clinical trials or the commercialization of our product candidates. Although we have executed offer letters with each member of our senior management team, these agreements are terminable at will without notice and, therefore, we may not be able to retain their services as expected. Management transitions may create uncertainty and involve a diversion of resources and management attention, be disruptive to our daily operations or impact public or market perception, any of which could negatively impact our ability to operate effectively or execute our strategies.

In addition, on August 12, 2025, we announced a reduction in force affecting approximately 12% of our workforce. This reduction was part of a tactical operations plan intended to reduce our costs and extend funding of our operations through the end of 2027. However, this reduction may increase our dependence on the remaining key members of our senior management and executive teams and could result in other unintended consequences, such as the loss of institutional knowledge and expertise, decreased morale or attrition among our remaining employees, and the risk that we may not achieve the anticipated benefits of the reduction in force.

We may not be able to retain or attract qualified management, finance, scientific and clinical personnel and consultants due to the intense competition for a limited number of qualified personnel and consultants among biotechnology, pharmaceutical and other businesses. We may also experience difficulties in attracting or retaining personnel with sufficient experience and skills in the complex and emerging field of cellular therapeutic development and manufacture to support our ongoing and planned clinical development activities. We currently rely, and for the foreseeable future will continue to rely, in substantial part on certain independent organizations, advisors and consultants. There can be no assurance that the services of independent organizations, advisors and consultants will continue to be available to us on a timely basis when needed, or that we can find qualified replacements.

We may also be subject to penalties or other liabilities if we misclassify employees as consultants. In addition, if we are unable to effectively manage our outsourced activities or if the quality or accuracy of the services provided by consultants is compromised for any reason, our clinical trials may be extended, delayed or terminated, and we may not be able to obtain regulatory approval of our product candidates or otherwise advance our business. There can be no assurance that we will be able to manage our existing consultants or find other competent outside contractors and consultants on economically reasonable terms, or at all. Further, some of the qualified personnel that we hire and recruit are not U.S. citizens. Changes to U.S. immigration policies, particularly to H-1B and other visa programs, could restrain the flow of technical and professional talent into the United States and may inhibit our ability to hire qualified personnel.

To induce valuable employees to remain at our company, in addition to salary and cash incentives, we have provided stock options and restricted stock unit (RSU) awards that vest over time. The value to employees of stock options and RSU awards that vest over time has been significantly affected by movements in our stock price that are beyond our control and may at any time be insufficient to counteract more lucrative offers from other companies. A significant number of our employee options remain underwater and may not provide the intended incentive for employees to remain at our company.

Many of the biotechnology and pharmaceutical companies that we compete against for qualified personnel have greater financial and other resources and different risk profiles than we do. We may be required to provide compensation in excess of historical levels in order to recruit and retain personnel in the current market. If we are not able to retain and attract necessary personnel and consultants to perform the requisite operational roles and accomplish our business objectives, we may experience constraints that will significantly impede the achievement of our development objectives, our ability to raise additional capital and our ability to implement our business strategy.

### *If we engage in an acquisition, reorganization or business combination, we will incur a variety of risks that could adversely affect our business operations or our stockholders.*

From time to time, we have considered, and we will consider in the future, strategic business initiatives intended to further the expansion and development of our business. These initiatives may include acquiring businesses, technologies or products or entering into business combinations with other companies. If we pursue such a strategy, we could, among other things:

- issue equity securities that would dilute our current stockholders' percentage ownership;

- incur substantial debt that may place strains on our operations;

- spend substantial operational, financial and management resources to integrate new businesses, technologies and products;

- assume substantial actual or contingent liabilities;

- reprioritize our development programs and even cease development and commercialization of our product candidates; or

- merge with, or otherwise enter into a business combination with, another company in which our stockholders would receive cash or shares of the other company on terms that certain of our stockholders may not deem desirable.

Although we intend to evaluate and consider acquisitions, reorganizations and business combinations in the future, we have no agreements or understandings with respect to any acquisition, reorganization or business combination at this time.

### *We face potential product liability exposure far in excess of our limited insurance coverage.*

The use of our product candidates in clinical trials, and the sale of any products for which we obtain marketing approval, exposes us to the risk of product liability claims. Product liability claims might be brought against us by participants in clinical trials, hospitals, medical centers, healthcare providers, pharmaceutical companies, and consumers, or by others selling, manufacturing or otherwise coming into contact with our product candidates. We carry product liability insurance and we believe our product liability insurance coverage is sufficient in light of our current clinical programs. In addition, if and when we obtain marketing approval for product candidates, we intend to expand our insurance coverage to include the sale of commercial products; however, we may be unable to obtain insurance coverage for any approved products on commercially reasonable terms or in sufficient amounts to protect us against losses due to liability.

On occasion, large judgments have been awarded in class action lawsuits based on drugs or medical treatments that had unanticipated adverse effects. In addition, under some of our agreements with clinical trial sites, we are required to indemnify the sites and their personnel against product liability and other claims. A successful product liability claim, or a series of claims, brought against us or any third parties whom we are required to indemnify could cause our stock price to decline and, if judgments exceed our insurance coverage, could adversely affect our results of operations and business.

Patients with the diseases targeted by our product candidates are often already in severe and advanced stages of disease and have both known and unknown significant pre-existing and potentially life-threatening health risks. During the course of treatment, patients may suffer adverse events, including death, for a variety of reasons. Such events, whether or not resulting from our product candidates, could subject us to costly litigation, require us to pay substantial amounts of money to injured patients, delay, negatively affect or end our opportunity to receive or maintain regulatory approval to market our products, or require us to suspend or abandon our commercialization efforts. Even in a circumstance in which we do not believe that an adverse event is related to our products, the investigation into the circumstance may be time-consuming or inconclusive. These investigations may interrupt our development and commercialization efforts, delay our regulatory approval process, or impact and limit the type of regulatory approvals our product candidates receive or maintain. As a result of these factors, a product liability claim, even if successfully defended, could have a material adverse effect on our business, financial condition or results of operations.

*Our insurance policies are expensive and protect us from only some risks, which leaves us exposed to significant uninsured liabilities.*

We do not carry insurance for all categories of risk to which our business is or may be exposed. Some of the policies we maintain include general liability, product liability, property, employee benefits liability, employment practices, workers' compensation, cybersecurity, directors' and officers' insurance, and umbrella. We do not know, however, if we will be able to maintain insurance coverage at a reasonable cost or in sufficient amounts or scope to protect us against losses. Even if we obtain insurance, a claim could exceed the amount of our insurance coverage or it may be excluded from coverage under the terms of the policy. Any significant uninsured liability may require us to pay substantial amounts, which would adversely affect our cash position and results of operations.

*Our employees or third party service providers may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements and insider trading.*

We are exposed to the risk of employee or third party service provider fraud or other misconduct. Misconduct by employees or third party service providers could include intentional failures to comply with the regulations of the FDA or foreign regulators, to provide accurate information to the FDA or foreign regulators, to comply with healthcare fraud and abuse laws and regulations in the United States and abroad, to report financial information or data accurately or to disclose unauthorized activities to us. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. Employee or third party service provider misconduct could also involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and cause serious harm to our reputation. If any actions alleging such misconduct are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant effect on our business, including the imposition of significant fines or other sanctions.

*We face risks of potential liability related to the privacy of personal information, including health information we utilize in the development of our products, as well as information we obtain from clinical trials sponsored by us from research institutions and directly from individuals.*

We and our partners and vendors may be subject to various federal, state, and foreign data protection laws and regulations (i.e., laws and regulations that address privacy and data security). In the United States, numerous federal and state laws and regulations, including federal health information privacy laws, state data breach notification laws, state health information privacy laws, and federal and state consumer protection laws (e.g., Section 5 of the Federal Trade Commission Act), that govern the collection, use, disclosure and protection of health-related and other personal information could apply to our operations or the operations of our collaborators, including the federal Health Insurance Portability and Accountability Act of 1996 (HIPAA) and privacy and security requirements under HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009 (HITECH). Depending on the facts and circumstances, we could be subject to civil, criminal, and administrative penalties if we knowingly obtain, use, or disclose individually identifiable health information maintained by a HIPAA-covered entity in a manner that is not authorized or permitted by HIPAA. There is no certainty that all of our employees, agents, suppliers, manufacturers, contractors, or collaborators, or those of our affiliates, will comply with all applicable laws and regulations, particularly given the high level of complexity of these laws. Even when HIPAA does not apply, failing to take appropriate steps to keep consumers' personal information secure may constitute a violation of the Federal Trade Commission Act. In addition, certain of the materials we use as starting material in our iPSC-derived product candidates are derived from human sources, which potentially contain sensitive identifiable personal information regarding the donor. In addition, in conducting our clinical trials, we may maintain sensitive identifiable personal information, including health information, that we receive throughout the clinical trial process, in the course of our research collaborations, and directly from individuals (or their healthcare providers) who enroll in our clinical trials. As such, we may become subject to further obligations under HIPAA. Our collection of personal information generally (e.g., of employees currently and/or of patients in the future) may subject us to state data privacy laws governing the processing of personal information and requiring notification of affected individuals and state regulators in the event of a breach of such personal information. These state laws include the California Consumer Privacy Act, as amended by the California Privacy Rights Act (the CCPA), which establishes data privacy rights for residents of the State of California, with corresponding obligations on businesses related to transparency, deletion rights, and opt-out of the selling or sharing of personal information, and grants a private right of action for individuals in the event of certain security breaches. Similar laws relating to data privacy and security have passed in numerous other states, which may have potentially conflicting requirements that would make compliance challenging, require us to expend significant resources to come into compliance, and restrict our ability to process certain personal information. Moreover, some states have advanced privacy laws focused on protecting consumer health information, such as Washington's My Health My Data Act, and this remains a rapidly changing legislative and regulatory environment.

Certain state laws may be more stringent or broader in scope than the CCPA, or offer greater individual rights, with respect to confidential, sensitive and personal information than federal, international or other state laws, and such laws may differ from each other, which may complicate compliance efforts.

An increasing number of foreign data protection laws, regulations and industry standards may also apply to personal information we obtain from individuals outside of the United States. For example, the European Union's General Data Protection Regulation (EU GDPR) and the United Kingdom's General Data Protection Regulation (UK GDPR) impose strict requirements for processing the personal data of individuals within the EEA and UK, including health-related data, and on the transfer of personal data out of the European Economic Area (EEA) and United Kingdom (UK) to non-adequate territories such as the United States; any inability to transfer personal data from the EEA and UK to the United States in compliance with data protection laws may impede our ability to conduct trials and may adversely affect our business and financial position. Failure to comply with the requirements of the EU GDPR may result in potential fines for companies of up to the greater of €20 million (£17.5 million for the UK GDPR) or 4% of annual global revenue and other administrative penalties. In addition, under the EU GDPR and UK GDPR, companies may face private litigation related to processing of personal data brought by classes of data subjects or consumer protection organizations authorized at law to protect their interests. Although the EU GDPR and the UK GDPR currently impose substantially similar obligations, it is possible that over time the UK GDPR could become less aligned with the EU GDPR, particularly with the introduction of the new Data Reform Bill into the UK legislative process. In addition, EEA Member States have adopted national laws to supplement the EU GDPR, which may partially deviate from the EU GDPR, and the competent authorities in the EEA Member States may interpret EU GDPR obligations slightly differently from country to country, such that we do not expect to operate in a uniform legal landscape in the EEA and UK with respect to data protection regulations. The potential of the respective provisions and enforcement of the EU GDPR and UK GDPR further diverging in the future creates additional regulatory challenges and uncertainties for us. The lack of clarity on future UK laws and regulations and their interaction with EU laws and regulations could add legal risk, uncertainty, complexity and compliance cost to the handling of European personal data and our privacy and data security compliance, and could require us to amend our processes and procedures to implement different compliance measures for the UK and the EEA.

In December 2024, the U.S. Department of Justice issued regulations implementing Executive Order (EO) 14117, "Preventing Access to Americans' Bulk Sensitive Personal Data and United States Government-Related Data by Countries of Concern," which became effective on April 8, 2025. These regulations prohibit transactions involving access to bulk sensitive data by countries of concern, such as China (including Hong Kong). In the life sciences sector, the regulations prohibit investment agreements, employment agreements, vendor agreements, and other transactions involving human genomic data and biospecimens, except where necessary for specified exempt activities. Tracking and complying with these regulations may require significant time and expense.

We are likely to be required to expend significant capital and other resources to ensure ongoing compliance with applicable data privacy and security laws. Claims that we have violated individuals' privacy rights or breached our contractual obligations, even if we are not found liable, could be expensive and time-consuming to defend, and could result in adverse publicity that could harm our business. Moreover, even if we take all necessary action to comply with legal and regulatory requirements, we could be subject to a data breach or other unauthorized access of personal information, which could subject us to fines and penalties, as well as litigation and reputational damage. If we fail to keep apprised of and comply with applicable international, federal, state, or local regulatory requirements, we could be subject to a range of regulatory actions that could affect our or any collaborators' ability to seek to commercialize our clinical candidates. Any threatened or actual government enforcement action or litigation could also generate adverse publicity, damage our reputation, result in liabilities, fines and loss of business, and require that we devote substantial resources that could otherwise be used in other aspects of our business.

We make public statements about our use and disclosure of personal information through our privacy policy information provided on our internet platform and press statements. Although we endeavor to comply with our public statements and documentation, we may at times fail to do so or be alleged to have failed to do so. Moreover, despite our efforts, we may not be successful in achieving compliance if our employees or contractual partners fail to comply with our published policies, certifications and documentation. The publication of our privacy policy and other statements that provide promises and assurances about data privacy and security can subject us to potential government or legal action if they are found to be deceptive, unfair or misrepresentative of our actual practices. Any failure, real or perceived, by us to comply with our posted privacy policies or with any legal or regulatory requirements, standards, certifications or orders or other privacy or consumer protection-related laws and regulations applicable to us could cause our prospective customers to reduce their use of our products and could materially and adversely affect our business, financial condition and results of operations. In many jurisdictions, enforcement actions and consequences for non-compliance can be significant and are rising. In addition, from time to time, concerns may be expressed about whether our products or processes compromise the privacy of customers and others. Concerns about our practices with regard to the collection, use, retention, security, disclosure, transfer and other processing of personal information or other privacy-related matters, even if unfounded, could damage our reputation and materially and adversely affect our business, financial condition and results of operations.

Many statutory requirements, both in the United States and abroad, include obligations for companies to notify individuals of security breaches involving certain personal information, which could result from breaches experienced by us or our third-party service providers. For example, laws in all 50 U.S. states and the District of Columbia require businesses to provide notice to consumers whose personal information has been disclosed as a result of a data breach. These laws are not consistent, and compliance in the event of a widespread data breach is difficult and may be costly. We also may be contractually required to notify customers or other counterparties of a security breach. Although we may have contractual protections with our third-party service providers, contractors and consultants, any actual or perceived security breach could harm our reputation and brand, expose us to potential liability or require us to expend significant resources on data security and in responding to any such actual or perceived breach or security incident. Any contractual protections we may have from our third-party service providers, contractors or consultants may not be sufficient to adequately protect us from any such liabilities and losses, and we may be unable to enforce any such contractual protections.

In addition to the possibility of fines, lawsuits, regulatory investigations, public censure, other claims and penalties, and significant costs for remediation and damage to our reputation, we could be materially and adversely affected if legislation or regulations are expanded in a manner that requires changes in our data processing practices and policies or if governing jurisdictions interpret or implement their legislation or regulations in ways that negatively impact our business. Complying with these various laws could cause us to incur substantial costs or require us to change our business practices and compliance procedures in a manner adverse to our business. Any inability to adequately address data privacy or security-related concerns, even if unfounded, or to comply with applicable laws, regulations, standards and other obligations relating to data privacy and security, could result in additional cost and liability to us, harm our reputation and brand, damage our relationships with contract partners and the physician and patient community and have a material and adverse impact on our business.

***The increasing use of artificial intelligence-based software (including machine learning) may result in reputational harm or liability or could otherwise adversely affect our business.***

Artificial intelligence (AI)-based software is increasingly being used in the biopharmaceutical and global healthcare industries. As with many developing technologies, artificial intelligence-based software presents risks and challenges that could affect its further development, adoption, and use, and therefore our business. For example, algorithms may be flawed; data sets may be insufficient, of poor quality, or contain biased information; and inappropriate or controversial data practices by data scientists, engineers, and end-users could impair results. If the analyses that AI applications assist in producing are deficient or inaccurate, we could be subject to competitive harm, potential legal liability, and reputational harm. Furthermore, use of AI-based software may lead to the inadvertent release of confidential information which may impact our ability to realize the benefit of our intellectual property rights.

A growing number of legislators and regulators are adopting laws and regulations and have focused enforcement efforts on the adoption of AI, and use of such technologies in compliance with ethical standards and societal expectations. For example, the EU's Artificial Intelligence Act (AI Act) imposes significant obligations on providers and deployers of AI systems, and encourages providers and deployers of AI systems to account for EU ethical principles in their development and use of these systems. Likewise, in the United States, several states, including Colorado and California, passed laws to regulate various uses of AI, including to make consequential decisions. In addition, various federal regulators have issued guidance and focused enforcement efforts on the use of AI in regulated sectors. The FDA, for example, issued draft guidance on the use of AI in regulatory-decision making for drug and biological products that centers on the context of use while establishing a credibility assessment framework for establishing and evaluating AI model outputs intended to support regulatory decision-making. If we develop or use AI systems governed by these laws or regulations, including as informed by regulatory guidance, we will need to apply significant resources to design, develop, test and maintain such systems in accordance with applicable law, regulation, or guidance, with the potential for significant enforcement or litigation in the event of any perceived non-compliance. We expect other jurisdictions will adopt similar laws. Uncertainty in the legal regulatory regime may require significant resources to modify and maintain business practices to comply with U.S. and non-U.S. laws, the nature of which cannot be determined at this time.

Our vendors may in turn incorporate AI tools into their offerings, and the providers of these AI tools may not meet existing or rapidly evolving regulatory or industry standards, including with respect to privacy and data security. Further, bad actors around the world use increasingly sophisticated methods, including the use of AI, to engage in illegal activities involving the theft and misuse of personal information, confidential information and intellectual property. Any of these effects could damage our reputation, result in the loss of valuable property and information, cause us to breach applicable laws and regulations, and adversely impact our business.

### *The use of social media platforms presents risks and challenges.*

Social media is increasingly being used to communicate about our clinical development programs and the diseases our product candidates are being developed to treat. We also work with third parties, including patient advocacy organizations and patient recruitment firms, to raise awareness of our clinical trials, and these third parties often use social media to communicate with patients. Social media use in the biotechnology and biopharmaceutical industry continues to evolve, and applicable regulations and guidance are not always clear. This creates uncertainty and risk of noncompliance with laws governing marketing, communications, and clinical trial disclosures, which could result in regulatory actions, litigation, or heightened scrutiny by the FDA, SEC, and other regulators.  For example, patients may use social media channels to report an alleged adverse event during a clinical trial. When such disclosures occur, we may fail to monitor and comply with applicable adverse event reporting obligations, or we may not be able to defend our business or the public's legitimate interests in the face of the political and market pressures generated by social media due to restrictions on what we may say about our investigational products. There is also a risk of inappropriate disclosure of sensitive information or negative or inaccurate posts or comments about us on any social media website, or a risk that a post on a social media website by any of our employees may be construed as inappropriate promotion. If any of these events were to occur or we otherwise fail to comply with applicable regulations, we could incur liability, face regulatory actions, or incur other harm to our business.

In addition, our employees have been impersonated by bad actors, who are believed to have drawn on publicly available information from our social media, such as LinkedIn, to make fraudulent job offers. While these incidents have not been material to date, similar activity could occur in the future. Misinformation disseminated from fraudulent accounts impersonating our employees or our business could harm our business and reputation.

### *Our internal computer systems, or those used by our third-party research institution collaborators, CROs or other contractors or consultants, may fail or suffer security breaches.*

Despite the implementation of security measures, our internal computer systems and those of our CROs and other contractors, vendors, and consultants may be vulnerable to damage from cybersecurity risks, including attempts to gain unauthorized access to and to harm sensitive or confidential information and networks, insider threats, and ransomware. These vulnerabilities may be heightened as a result of flexible work arrangements, including hybrid or remote work policies implemented by us and our third-party contractors, that were first adopted in response to the COVID-19 pandemic and have continued by many businesses in an effort to attract and retain talent.

Like other companies in our industry, we, and our third party vendors, have from time to time experienced, and will continue to experience in the future, cyberattacks on our information technology systems, including malware and computer virus attacks, despite our best efforts to prevent them. Although such incidents have been immaterial to our business to date, investigations into and remedial efforts in connection with any security incidents, even those with immaterial impact, can be costly and time-consuming, and any future incidents could be material, or cause significant disruption, to our business. Our technologies, systems, networks, or other proprietary information, and those of our vendors, suppliers and other business partners, may become the target of cyberattacks or data breaches that could result in the unauthorized release, gathering, monitoring, misuse, loss, or destruction of proprietary and other information, or could otherwise lead to the disruption of our business operations. For example, the loss of clinical trial data from completed, ongoing or future clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. Likewise, we rely on third parties for research and development, the manufacture and supply of drug product and drug substance and to conduct clinical trials. We depend on these third parties to implement adequate controls and safeguards to protect against and report cybersecurity incidents. If they fail to do so, we may suffer financial and other harm, including to our information, operations, performance, and reputation. To the extent that any cybersecurity incident or data breach were to result in a loss of, or damage to, our data or systems, or inappropriate disclosure of confidential or proprietary information, we may have an obligation to provide legal notifications and disclosures, and we could incur liability and the further development and commercialization of our product candidates could be delayed.

We are increasingly dependent on information technology systems and infrastructure, including mobile technologies, to operate our business. Cybersecurity threats, both on premises and in the cloud, are evolving and could occur and result in information theft, data corruption, operational disruption, damage to our reputation, or financial loss. Such threats include, but are not limited to: malicious software, destructive malware, ransomware attacks, denial-of-service attacks, business email compromises, viruses, wrongful intrusions, social engineering (including phishing attacks), attempts to gain unauthorized access to systems or data, data breaches, the unauthorized release of confidential, personal or otherwise protected information, data corruption, the breakdown or damage or interruption of networks or systems from, among other things, natural disasters, terrorism, war, telecommunication and electrical failures, and harm to individuals. In addition, we could be impacted by cybersecurity threats or other disruptions or vulnerabilities found in products or services we use that are provided to us by third-parties. The risk of a security breach or disruption, particularly through cyberattacks or cyber intrusion, including by computer hackers, cyber criminals, hacktivists, foreign governments, and cyber terrorists, has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. The techniques used by criminal elements to attack computer systems are sophisticated, change frequently and may originate from less regulated and remote areas of the world. As a result, we may not be able to address these techniques proactively or implement adequate preventative measures. These events, if not prevented or effectively mitigated, could damage our reputation, require remedial actions and lead to loss of business, regulatory actions, potential liability and other financial losses.

Certain data breaches must also be reported to affected individuals and various government and/or regulatory agencies, and in some cases to the media, under provisions of HIPAA, as amended by HITECH, other U.S. federal and state law, and requirements of non-U.S. jurisdictions, including the European Union Data Protection Directive, and financial penalties may also apply.

Our contracts may not contain limitations of liability, and even where they do, there can be no assurance that limitations of liability in our contracts are sufficient to protect us from liabilities, damages, or claims related to our privacy and data security obligations. Further, although we maintain cyber liability insurance, this insurance may not provide adequate coverage against potential liabilities related to any experienced cybersecurity incident or data breach. In addition, such insurance may not be available to us in the future on economically reasonable terms, or at all. Further, our insurance may not cover all claims made against us and defending a suit, regardless of its merit, could be costly and divert management's attention.

***Inadequate funding for the FDA, the Securities Exchange Commission (SEC), the National Institutes of Health (NIH) and other government agencies, including from government shutdowns, or other disruptions to these agencies' staffing and operations, could hinder their ability to hire, retain or deploy personnel, and substantial leadership, personnel, and policy changes or otherwise could prevent new products from being developed or commercialized in a timely manner or otherwise prevent those agencies from performing normal business functions on which the operation of our business may rely, which could negatively impact our business.***

The ability of the FDA to review and approve new products can be affected by a variety of factors, including government budget and funding levels, ability to hire and retain key personnel and accept the payment of user fees, and statutory, regulatory and policy changes. Average review times at the agency have fluctuated in recent years as a result of these factors. Disruptions at the FDA and other agencies, including substantial leadership departures, personnel cuts and policy changes, may also slow the time necessary for new product candidates to be reviewed and/or approved by necessary government agencies, which would adversely affect our business. Changes and cuts in FDA staffing have been reported by some in the pharmaceutical industry as creating instances of delays in the FDA's responsiveness or in its ability to review IND submissions or applications, issue regulations or guidance, or implement or enforce regulatory requirements in a timely fashion or at all. In addition, government funding of the SEC and other government agencies on which our operations may rely, including those that fund research and development activities, is subject to the political process, which is inherently fluid and unpredictable.

For example, over the last several years the U.S. government has shut down several times and certain regulatory agencies, such as the FDA and the SEC, have had to furlough critical FDA, SEC and other government employees and stop critical activities. If a prolonged government shutdown occurs, it could significantly impact the ability of the FDA to timely review and process our regulatory submissions, which could have a material adverse effect on our business. Additionally, disruptions at the NIH or changes to the NIH's budget may negatively impact our operations, research and development activities and ongoing clinical trials. Further, future government shutdowns could impact our ability to access the public markets and obtain necessary capital in order to properly fund and continue our operations.

With the change in the U.S. presidential administration in 2025, there is substantial uncertainty as to whether and how the leadership of the FDA and the current administration will continue to seek to modify or revise the requirements and policies of the FDA and other regulatory agencies with jurisdiction over our product candidates and any products for which we obtain approval. This uncertainty could present new challenges and/or opportunities as we navigate development and approval of our product candidates.

Additionally, the administration could issue or promulgate executive orders, regulations, policies or guidance that adversely affect us or create a more challenging or costly environment to pursue the development of new therapeutic candidates.

## Risks Related to the Ownership of Our Common Stock

### *Our stock price has been and may continue to be volatile or may decline regardless of our operating performance.*

The market price of shares of our common stock has fluctuated in the past and could be subject to wide fluctuations in the future as a result of many risks listed in this section, and other risks beyond our control, including:

- the timing of the initiation of, and progress in, our current and planned clinical trials and preclinical studies;

- the results of our clinical trials and preclinical studies, and the results of clinical trials and preclinical studies by others for product candidates or indications similar to ours;

- developments related to the FDA or to regulations applicable to cellular immunotherapies generally or our product candidates in particular including, but not limited to, regulatory pathways and clinical trial requirements for approvals;

- announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures, collaborations or capital commitments, or any changes in, or termination of, any such significant arrangement or relationship, such as our announcement in January 2023 of the termination of our collaboration with Janssen;

- developments related to proprietary rights including patents, litigation matters and our ability to obtain patent protection for our technologies;

- additions or departures of key management or scientific personnel;

- actual or anticipated changes in our research and development activities and our business prospects, including in relation to our competitors;

- developments of technological innovations or new therapeutic products by us or others in the field of immunotherapy;

- announcements or expectations of additional equity or debt financing efforts;

- sales of our common stock by us or by our insiders or our other stockholders;

- share price and volume fluctuations attributable to inconsistent trading volume levels of our shares;

- comments by securities analysts;

- fluctuations in our operating results (including changes related to stock-based compensation from performance-based awards);

- acts of war or periods of widespread civil unrest, including the increasingly volatile global economic conditions resulting from the ongoing global geopolitical tensions, including wars and other armed conflicts; and

- general economic and market conditions, including inflationary pressures, tariffs and stock market volatility.

These and other market and industry factors, including the effects of any future public health crises or other public health concerns, wars or other armed conflicts, changes in the regulatory landscape and governmental agency personnel in the United States or similar events resulting from the change in the U.S. presidential administration, and global economic conditions, may cause the market price and demand for our common stock to fluctuate substantially regardless of our actual operating performance, which may limit or prevent investors from readily selling their shares of common stock and may otherwise negatively affect the liquidity of our common stock.

Changes in our stock price may also trigger financial obligations under our licensing arrangements. For example, pursuant to the terms of the Amended MSKCC License, MSKCC is eligible to receive from us certain milestone payments totaling up to $75.0 million based on the price of our common stock, where the amount of such payments owed to MSKCC is contingent upon certain increases in the price of our common stock following the date of achievement of a specified clinical milestone. In July 2021, we achieved the specified clinical milestone for a licensed product under the Amended MSKCC License and our ten-trading day trailing average common stock price exceeded the first, pre-specified threshold. Accordingly, MSKCC received the first milestone payment of $20.0 million in November 2021; however, uncertainty of the price of our common stock results in an inability to ascertain the precise timing of any remaining future milestone payments in advance.

***If our common stock is delisted from the Nasdaq Global Market, the liquidity of our common stock would be adversely affected and the market price of our common stock could decrease.***

Our common stock is currently listed on the Nasdaq Global Market (Nasdaq), which has minimum requirements that a company must meet in order to remain listed such market, including that we maintain a minimum closing bid price of $1.00 per share. If we fail to maintain such minimum requirements and a final determination is made by Nasdaq that our common stock must be delisted, our ability to raise additional funds and the liquidity of our common stock would be adversely affected, and the market price of our common stock could decrease. Our failure to be listed on Nasdaq or another national securities exchange would have a material adverse effect on the value of your investment in us.

***Our principal stockholders and management own a significant percentage of our stock and may be able to exercise significant control over our company.***

As of February 19, 2026 our executive officers, directors and entities affiliated with our five percent stockholders beneficially own, in the aggregate, shares representing approximately 40.1% of our outstanding voting stock. If, in accordance with the CoD (as such term is defined in Note 9 of the notes to the consolidated financial statements herewith) relating to the Class A Convertible Preferred Stock, Redmile (as such term is defined in Note 9 of the notes to the consolidated financial statements herewith) elects to remove certain limitations on the percentage of our outstanding common stock that it may own such that the 2,755,086 shares of Class A Convertible Preferred Stock currently held by Redmile become fully convertible at Redmile's option into 13,775,430 shares of common stock, the beneficial ownership of our executive officers, directors and entities affiliated with our five percent stockholders would increase to 43.9%. Although we are not aware of any voting arrangements in place among these stockholders, if these stockholders were to choose to act together, as a result of their stock ownership, they would be able to influence our management and affairs and control all matters submitted to our stockholders for approval, including the election of directors and approval of any merger, consolidation or sale of all or substantially all of our assets. This concentration of ownership may have the effect of delaying or preventing a change in control of our company that our other stockholders may believe are in their best interests, or adversely affecting the liquidity, volatility, and market price of our common stock. For example, if any of our directors, executive officers or other entities affiliated with our five percent stockholders elect to sell, transfer or otherwise dispose of a significant amount of shares of our common stock, this could result in a decrease in our stock price. Furthermore, any transferees or successors of all or a significant portion of our existing stockholders' ownership in us will be able to exert a similar amount of control over us through their ownership position.

***We may sell additional equity or debt securities or enter into other arrangements to fund our operations, which may result in dilution to our stockholders and impose restrictions or limitations on our business. Issuances of common stock or rights to purchase common stock under our equity incentive plans could result in additional dilution of the percentage ownership of our stockholders and could cause our stock price to fall.***

We expect that significant additional capital will be needed in the future to continue our planned operations, and we may seek additional funding through a combination of equity offerings, debt financings, state or government grants, strategic alliances, licensing and collaboration arrangements, or other third-party business arrangements. These financing activities may have an adverse effect on our stockholders' rights, the market price of our common stock and on our operations and may require us to relinquish rights to some of our technologies, intellectual property or product candidates, issue additional equity or debt securities, or otherwise agree to terms unfavorable to us. Further, in November 2023, we filed a registration statement on Form S-3 pursuant to which we were initially eligible to issue and sell up to $300.0 million in common stock, preferred stock, debt securities, warrants and/or units, in one or more series or classes, including up to $100.0 million in shares of common stock that may be issued in sales deemed to be an "at the market offering" as defined by the Securities Act of 1933, as amended (the Securities Act). In March 2024, we issued and sold 14,545,454 shares of our common stock at a purchase price of $5.50 per share in an underwritten offering pursuant to the shelf registration statement for aggregate gross proceeds of approximately $80.0 million. Accordingly, we are currently eligible to issue an aggregate of approximately $220.0 million under the shelf registration statement (including the $100.0 million issuable in "at the market offerings"). Any sale or issuance of securities pursuant to a registration statement or otherwise may result in dilution to our stockholders and may cause the market price of our stock to decline, and new investors could gain rights superior to our existing stockholders. In addition, any debt financings that we may enter into in the future may subject us to unfavorable repayment terms, including increased interest rates, impose restrictive covenants or otherwise adversely affect the holdings or the rights of our stockholders, and any additional equity financings will be dilutive to our stockholders. Furthermore, additional equity or debt financing might not be available to us on reasonable terms, if at all.

Pursuant to our 2022 Stock Option and Incentive Plan (as amended and restated, the 2022 Plan) we are authorized to grant stock options and other equity-based awards to our employees, officers, directors and consultants. The 2022 Plan currently authorizes the issuance of up to 24.5 million shares following stockholder approval of an increase in the number of shares authorized for issuance under the 2022 Plan in May 2025. We also make equity grants to new employees joining our company pursuant to our inducement plan, and our board of directors may elect to increase the number of shares available for future grants under the inducement plan without stockholder approval. If our board of directors elects in the future to increase the number of shares available for future grant and, in the case of the 2022 Plan, if our stockholders approve of any such future increase, our stockholders may experience additional dilution, and our stock price may fall.

***A significant portion of our total outstanding shares may be sold into the market in the near future, which could cause the market price of our common stock to drop significantly.***

Sales of a substantial number of shares of our common stock in the public market could occur at any time. A significant portion of our outstanding shares of common stock are held by a small number of stockholders, including our directors, officers and significant stockholders. Sales by our stockholders of a substantial number of shares, or the expectation that such sales may occur, could significantly reduce the market price of our common stock.

For example, we registered all of the 5,250,000 shares of common stock issued by us in our August 2016 private placement transaction for resale on a Form S-3, which was declared effective by the SEC in September 2016. We also registered all of the 6,766,915 shares of common stock issued by us and all 14,097,745 shares of common stock issuable upon the conversion of an aggregate of 2,819,549 shares of Class A Convertible Preferred Stock issued by us in our November 2016 private placement transaction for resale on a Form S-3, which was declared effective by the SEC in January 2017. Additionally, we registered all of the 5,380,117 shares of common stock issued by us and all of the 257,310 prefunded warrants to purchase common stock in our public offering in January 2021. We registered all of the 14,545,454 shares of common stock issued by us in our underwritten offering in March 2024. In addition, we registered for resale all of the 3,636,364 shares of common stock issuable upon exercise of the pre-funded warrants sold in the concurrent private placement in March 2024.

We have also registered or intend to register all shares of our common stock subject to options, restricted stock units or other equity awards issued or reserved for future issuance under our equity incentive plans. As a result, these shares will be available for sale in the public market subject to vesting arrangements and exercise of options, and restrictions under applicable securities laws. In addition, certain of our executive officers, directors, employees and affiliates have established and may in the future establish programmed selling plans under Rule 10b5-1 of the Securities Exchange Act of 1934, as amended (the Exchange Act), for the purpose of effecting sales of our common stock. If any of these events cause a large number of our shares to be sold in the public market, the sales could reduce the trading price of our common stock and impede our ability to raise future capital.

***Provisions of Delaware law or our charter documents could delay or prevent an acquisition of our company, and could make it more difficult for you to change management.***

Provisions of Delaware law, our amended and restated certificate of incorporation, and our amended and restated bylaws may discourage, delay or prevent a merger, acquisition or other change in control that stockholders may consider favorable, including transactions in which stockholders might otherwise receive a premium for their shares. These provisions may also prevent or delay attempts by stockholders to replace or remove our current management or members of our board of directors. These provisions include:

- a classified board of directors with limitations on the removal of directors;

- advance notice requirements for stockholder proposals and nominations;

- the inability of stockholders to act by written consent or to call special meetings;

- the ability of our board of directors to make, alter or repeal our amended and restated bylaws; and

- the authority of our board of directors to issue preferred stock with such terms as our board of directors may determine.

In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which limits the ability of stockholders owning in excess of 15% of our outstanding voting stock to merge or combine with us. Any provision of our amended and restated certificate of incorporation or amended and restated bylaws or Delaware law that has the effect of delaying or discouraging a potential acquisition proposal or tender offer could limit the opportunity for our stockholders to achieve liquidity for their shares of our common stock, even if the acquisition proposal or tender offer is at a premium over the then-current market price for our common stock, and could also affect the price that some investors are willing to pay for our common stock.

***Our amended and restated bylaws designate the Court of Chancery of the State of Delaware and the U.S. federal district courts as the exclusive forum for certain litigation that may be initiated by our stockholders, which could limit our stockholders' ability to litigate disputes with us in a different judicial forum.***

Pursuant to our amended and restated bylaws, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: (i) any derivative action or proceeding brought on our behalf; (ii) any action asserting a claim of breach of a fiduciary duty or other wrongdoing by any of our directors, officers, or employees to us or our stockholders; (iii) any action asserting a claim against us arising pursuant to any provision of the General Corporation Law of the State of Delaware, our amended and restated certificate of incorporation or our amended and restated bylaws; or (iv) any action asserting a claim governed by the internal affairs doctrine. This exclusive forum provision will not apply to any causes of action arising under the Securities Act. Unless we consent in writing to the selection of an alternate forum, the U.S. federal district courts shall be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. The forum selection clause in our amended and restated bylaws may limit our stockholders' ability to litigate disputes with us in a different judicial forum. While the Delaware courts have determined that these types of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions. In such instance, we may incur significant additional costs associated with resolving the dispute in other jurisdictions, and there can be no assurance that the provisions will be enforced by a court in those other jurisdictions.

***A sustained decline in our stock price may result in an impairment indicator which could have an adverse impact on our results of operations.***

Any significant change in market conditions, including a sustained decline in our stock price, may give rise to indicators of impairment in the period that the change becomes known. For example, during the year ended December 31, 2024, we identified an indicator of impairment of our long-lived assets due to a sustained decline in the trading price of our common stock over the preceding year, resulting in our market capitalization being below our net asset value. As a result of the fair value analysis, we recorded a $13.4 million impairment charge against property and equipment and a $1.3 million impairment charge against the right-of-use asset in the statement of operations during the year ended December 31, 2024.

***We currently qualify as a "smaller reporting company" and a "non-accelerated filer," and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to such companies could make shares of our common stock less attractive to investors.***

We qualify as a "smaller reporting company," as defined under the Exchange Act. In addition, we are a "non-accelerated filer" as defined under the Exchange Act. For as long as we continue to be a smaller reporting company or a non-accelerated filer, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies that are not smaller reporting companies or non-accelerated filers, as applicable, including, but not limited to, an exemption from the requirement that our independent registered public accounting firm attest to the design and operating effectiveness of our internal controls over financial reporting under Section 404(b) of the Sarbanes-Oxley Act.

If we choose to rely on any of these reporting and disclosure exemptions, the information we provide stockholders will be different than the information that is available with respect to many other public companies. Moreover, if some investors find our common stock less attractive as a result of any choices to reduce future disclosure or have an independent review and attestation of our internal control over financial reporting, there may be a less active trading market for our common stock and the market price of our common stock may be more volatile.

***Our ability to use our net operating loss carryforwards and certain other tax benefits may be limited and, as a result, our future tax liability may increase.***

As of December 31, 2025, we had federal and state net operating loss carryforwards of $879.1 million and $773.3 million, respectively, some of which begin to expire in various amounts in 2027 and 2028, respectively. As of December 31, 2025, we also had federal and California research and development tax credit carryforwards of $48.5 million and $40.1 million, respectively. The federal research and development tax credit carryforwards will begin to expire in 2035 unless previously utilized, while the California carryforwards will carry forward indefinitely. These net operating loss and tax credit carryforwards could expire unused and be unavailable to offset future income tax liabilities. In addition, in general, under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended, a corporation that undergoes an "ownership change" is subject to limitations on its ability to utilize its pre-change net operating losses (NOLs) or tax credits, or NOLs or credits, to offset future taxable income or taxes. Generally, a change of more than 50 percentage points in the ownership of a corporation's stock, by value, over a three-year period constitutes an ownership change for U.S. federal income tax purposes. We have determined that we triggered an ownership change limitation in November 2009 and again in May 2015. We have determined that we do not believe there were any ownership changes from May 2015 through December 2025. We have not analyzed periods subsequent to December 2025. We may experience additional ownership changes as a result of shifts in our stock ownership in the future. Limits on our ability to use our pre-change NOLs or credits to offset U.S. federal taxable income could potentially result in increased future tax liability to us if we earn net taxable income in the future. The amount of NOLs generated in taxable periods beginning after December 31, 2025, that we are permitted to deduct in any taxable year is limited to 80% of our taxable income in such year, where taxable income is determined without regard to the NOL deduction itself. U.S. federal and certain state NOLs generated in taxable years beginning after December 31, 2017 are not subject to expiration.

**General Risk Factors**

*We are and could be further subject to securities class action litigation and other types of stockholder litigation.*

The stock market in general, and Nasdaq and biotechnology companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. Securities class action litigation has often been instituted against companies following periods of volatility in the market price of a company's securities. For example, in January 2023, a purported stockholder filed a lawsuit against us and certain of our officers captioned Hadian v. Fate Therapeutics, Inc. et al. in the U.S. District Court for the Southern District of California and two derivative actions were filed in the same court in June 2023 and June 2024, respectively. An additional derivative action was filed in the Court of Chancery of the State of Delaware in December 2025 (see *"Item 3. Legal Proceedings"* for a more detailed description of these matters). We could also be subject to other types of litigation, which may involve claims of breach of fiduciary duties by our directors or officers for misuse/mismanagement of company assets/resources or conflicts of interest. Any such litigation, if instituted, could result in substantial costs and a diversion of management's attention and resources, which would harm our business, operating results, or financial condition. Additionally, the dramatic increase in the cost of directors' and officers' liability insurance may cause us to opt for lower overall policy limits or to forgo insurance that we may otherwise rely on to cover significant defense costs, settlements, and damages awarded to plaintiffs.

*Our business operations may subject us to disputes, claims and lawsuits, which may be costly and time-consuming and could materially and adversely impact our financial position and results of operations.*

From time to time, we may become involved in disputes, claims and lawsuits relating to our business operations. For example, we have in the past and we may, from time to time, face or initiate claims related to intellectual property matters, employment matters, or commercial disputes. Any dispute, claim or lawsuit may divert management's attention away from our business, we may incur significant expenses in addressing or defending any dispute, claim or lawsuit, and we may be required to pay damage awards or settlements or become subject to equitable remedies that could adversely affect our operations and financial results. Litigation related to these disputes may be costly and time-consuming and could materially and adversely impact our financial position and results of operations if resolved against us. In addition, the uncertainty associated with litigation could lead to increased volatility in our stock price.

*Unfavorable global economic conditions could adversely affect our business, financial condition or results of operations.*

Our ability to invest in and expand our business and meet our financial obligations, to attract and retain third-party contractors and collaboration partners and to raise additional capital depends on our operating and financial performance, which, in turn, is subject to numerous factors, including the prevailing economic and political conditions and financial, business, regulatory and other factors beyond our control, such as the rate of unemployment, rate of inflation, the number of uninsured persons in the United States, political influences and inflationary pressures, and fluctuations in costs, particularly due to changes in labor costs and material costs. For example, an overall decrease in or loss of insurance coverage among individuals in the United States due to high levels of unemployment, underemployment or the repeal of certain provisions of the ACA and changes to other federal healthcare programs may decrease the demand for healthcare services and pharmaceuticals. These changes could adversely impact our clinical trial recruitment, particularly in underserved populations. In addition, if fewer patients are seeking medical care because they do not have insurance coverage or are unable to obtain medical care for their conditions due to resource constraints on the healthcare system, we may experience difficulties in any eventual commercialization of our product candidates and our business, results of operations, financial condition and cash flows could be adversely affected. In addition, if we are unable to manage cost fluctuations and inflationary pressures, including prices of materials, costs of labor, it may adversely impact our operating performance, expenses and results.

In addition, our results of operations could be adversely affected by general conditions in the global economy and in the global financial markets upon which pharmaceutical and biopharmaceutical companies such as us are dependent for sources of capital. In the past, global financial crises have caused extreme volatility and disruptions in the capital and credit markets. A severe or prolonged economic downturn, ongoing and emerging global geopolitical tensions, including wars or other armed conflicts, interest rate fluctuations, rising inflation rates or recession, could result in a variety of risks to our business, including a reduced ability to raise additional capital when needed on acceptable terms, if at all, and weakened demand for our product candidates. A weak or declining economy, and rising inflation could also strain our suppliers, possibly resulting in supply disruption. Any of the foregoing could harm our business and we cannot anticipate all of the ways in which ongoing wars and other armed conflicts, current economic climate and financial market conditions could adversely impact our business.

***Significant political, trade, regulatory developments, and other circumstances beyond our control, could have a material adverse effect on our financial condition or results of operations.***

We intend to expand our clinical operations to countries other than the U.S., and are developing products for regulatory approval and sale in countries throughout the world. Significant political, trade, or regulatory developments in the jurisdictions in which we may conduct clinical trials, develop, or sell our products, such as those stemming from the change in U.S. federal administration, are difficult to predict and may have a material adverse effect on us. Similarly, changes in U.S. federal policy that affect the geopolitical landscape, such as supply chain disruptions and delays as a result of any new tariff policies or trade restrictions, could give rise to circumstances outside our control that could have negative impacts on our business operations. For example, in early 2025, the U.S. imposed and adjusted a series of tariffs on imports from key trading partners, including Canada, Mexico, China and the European Union. Since then, tariff activity has continued to escalate, with new rounds of increases, expanded coverage to additional goods and materials, pauses, and shifting implementation timelines. In response to tariffs, other countries have implemented retaliatory tariffs on imports from the United States. Historically, tariffs have led to increased trade and political tensions. Political tensions as a result of trade policies could reduce trade volume, investment, technological exchange and other economic activities between major international economies, resulting in a material adverse effect on global economic conditions and the stability of global financial markets. The current U.S. presidential administration has threatened to impose additional significant tariffs on pharmaceutical products, which could lead to corresponding punitive actions by countries outside the United States. Any changes in political, trade, regulatory, and economic conditions, including U.S. trade policies, could have a material adverse effect on our financial condition or results of operations.

***Volatility in capital markets and lower market prices for our securities may affect our ability to access new capital through sales of shares of our common stock or issuance of indebtedness, which may harm our liquidity, limit our ability to grow our business, pursue acquisitions or improve our operating infrastructure and restrict our ability to compete in our markets.***

Our operations consume substantial amounts of cash, and we intend to continue to make significant investments to support our business growth, respond to business challenges or opportunities, develop new product candidates, retain or expand our current levels of personnel, improve our existing products, enhance our operating infrastructure, and potentially acquire complementary businesses and technologies. Our future capital requirements may be significantly different from our current estimates and will depend on many factors, including the need to:

- finance unanticipated working capital requirements;

- continue the research and development or our existing product candidates and develop or enhance our technological infrastructure;

- pursue acquisitions, in-licenses or other strategic relationships; and

- respond to competitive pressures.

Accordingly, we may need to pursue equity or debt financings to meet our capital needs. With uncertainty in the capital markets and other factors, such financing may not be available on terms favorable to us or at all. If we raise additional funds through further issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences, and privileges superior to those of holders of our common stock. Any debt financing secured by us in the future could involve additional restrictive covenants relating to our capital-raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. If we are unable to obtain adequate financing or financing on terms satisfactory to us, we could face significant limitations on our ability to invest in our operations and otherwise suffer harm to our business.

*Recent volatility in interest rates could affect our ability to obtain working capital through borrowings such as bank credit lines and public or private sales of debt securities, which may result in lower liquidity, reduced working capital and other adverse impacts on our business.*

To meet our liquidity needs, we have previously relied, in part, on borrowed funds, and may do so again in the future. Continued volatility in interest rates will impact the cost of new indebtedness and could materially and adversely affect our results of operations, financial condition, liquidity and cash flows.

*Increasing scrutiny and changing expectations from governments and third-parties relating to environmental, social and governance (ESG) policies and practices may cause us to incur additional costs, expose us to additional risks or impact our reputation.*

In recent years, there has been increasing public focus and scrutiny from certain investors, employees and other stakeholders concerning corporate responsibility, specifically related to ESG factors. In addition to the changing rules and regulations related to ESG matters imposed by governmental and self-regulatory organizations, a variety of third-party organizations, institutional investors and business partners evaluate the performance of companies on ESG topics, and the results of these assessments are widely publicized. These changing rules, regulations and stakeholder expectations have resulted in, and are likely to continue to result in, increased general and administrative expenses and increased management time and attention spent complying with or meeting such regulations and expectations. Reduced access to or increased cost of capital may occur as financial institutions and investors increase expectations related to ESG matters. Third-party providers of ESG ratings and reports on companies have increased in number, resulting in varied and, in some cases, inconsistent standards and frameworks. Topics taken into account in such assessments include, among others, our efforts and impacts with respect to climate change and the role of our board of directors in supervising various sustainability issues.

Developing and acting on initiatives within the scope of ESG, and collecting, measuring and reporting ESG-related information and metrics can be costly, difficult, and time consuming and is subject to evolving reporting standards. We may also communicate certain initiatives and goals, regarding environmental matters, diversity, social investments and other ESG-related matters, in our SEC filings or in other public disclosures. These initiatives and goals within the scope of ESG could be difficult and expensive to implement, the technologies needed to implement them may not be cost effective and may not advance at a sufficient pace, and we could be criticized for the accuracy, adequacy or completeness of the disclosure. Furthermore, statements about our ESG-related initiatives and goals, and progress against those goals, may be based on standards for measuring progress that are still developing, internal controls and processes that continue to evolve and assumptions that are subject to change in the future. In addition, we could be criticized for the scope or nature of such initiatives or goals, or for any revisions to these goals. If our ESG-related data, processes and reporting are incomplete or inaccurate, or if we fail to achieve progress with respect to our goals, including our previously announced commitments to reduce greenhouse gas emissions, within the scope of ESG on a timely basis, or at all, our reputation, business, financial performance and growth could be adversely affected. In addition, in recent years "anti-ESG" sentiment has gained momentum across the U.S., with several states and Congress having proposed or enacted "anti-ESG" policies, legislation, or initiatives or issued related legal opinions, and the current U.S. presidential administration having recently issued an executive order opposing diversity equity and inclusion (DEI) initiatives in the private sector. Such anti-ESG and anti-DEI-related policies, legislation, initiatives, litigation, legal opinions, and scrutiny could result in our facing additional compliance obligations, becoming the subject of investigations and enforcement actions, or sustaining reputational harm.

If our business practices do not meet evolving investor, government agency or other stakeholder expectations and standards with respect to ESG, then our reputation, our ability to attract or retain employees and the market price of our securities could be negatively impacted. New governmental regulations could result in new directives and new or more stringent forms of ESG oversight and disclosures which may lead to increased expenditures for sustainability initiatives, which in turn could have a material adverse effect on our business, financial condition, cash flows and results of operations and could cause the market value of our common stock to decline.

*Adverse developments affecting the financial services industry, such as actual events or concerns involving liquidity, defaults, or non-performance by financial institutions or transactional counterparties, could adversely affect our current and projected business operations and its financial condition and results of operations.*

Actual events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions, transactional counterparties or other companies in the financial services industry or the financial services industry generally, or concerns or rumors about any events of these kinds or other similar risks, have in the past and may in the future lead to market-wide liquidity problems. For example, in March 2023, Silicon Valley Bank (SVB) was closed by the California Department of Financial Protection and Innovation, which appointed the Federal Deposit Insurance Corporation (FDIC) as receiver, and other financial institutions were also swept into receivership. In some cases, borrowers under credit agreements, letters of credit and certain other financial instruments with a financial institution that was placed into receivership by the FDIC were unable to access undrawn amounts thereunder. We currently use deposit accounts to fund our operations and other financial instruments such as cash-collateralized letters of credit associated with our facilities leases. Our excess cash is invested according to a restrictive investment policy within custodial accounts at various financial institutions. If any of the financial institutions that hold our deposit accounts were to be placed into receivership, we may be unable to access the funds in those accounts, which could result in liquidity constraints or failures. In addition, if any of our collaboration partners, suppliers or other parties with whom we conduct business are unable to access funds pursuant to such instruments or lending arrangements with such a financial institution, such parties' ability to pay their obligations to us or to enter into new commercial arrangements requiring additional payments to us could be adversely affected.

Inflation and rapid increases in interest rates have led to a decline in the trading value of previously issued government securities. Although the U.S. Department of Treasury, FDIC and Federal Reserve Board have announced a program to provide up to $25 billion of loans to financial institutions secured by certain of such government securities held by financial institutions to mitigate the risk of potential losses on the sale of such instruments, widespread demands for customer withdrawals or other liquidity needs of financial institutions for immediately liquidity may exceed the capacity of such program. Additionally, there is no guarantee that the U.S. Department of Treasury, FDIC and Federal Reserve Board will provide access to uninsured funds in the future in the event of the closure of other banks or financial institutions, or that they would do so in a timely fashion.

Although we assess our banking and other business relationships as we believe necessary or appropriate, our access to funding sources and other credit arrangements in amounts adequate to finance or capitalize our current and projected future business operations could be significantly impaired by factors that affect us, the financial institutions with which we have credit agreements or arrangements directly, or the financial services industry or economy in general. These factors could include, among others, events such as liquidity constraints or failures, the ability to perform obligations under various types of financial, credit or liquidity agreements or arrangements, disruptions or instability in the financial services industry or financial markets or concerns or negative expectations about the prospects for companies in the financial services industry. These factors could involve financial institutions with which we have financial or business relationships but could also include factors involving financial markets or the financial services industry generally.

The results of events or concerns that involve one or more of these factors could include a variety of material and adverse impacts on our current and projected business operations and our financial condition and results of operations. These could include, but may not be limited to, the following:

- Delayed access to deposits or other financial assets or the uninsured loss of deposits or other financial assets; or

- Delayed or lost access to, or reductions in borrowings available under working capital sources and/or delays, inability or reductions in our ability to refund, roll over or extend the maturity of, or enter into new working capital resources.

In addition, investor concerns regarding the U.S. or international financial systems could result in less favorable commercial financing terms, including higher interest rates or costs and tighter financial and operating covenants, or systemic limitations on access to credit and liquidity sources, thereby making it more difficult for us to acquire financing on acceptable terms or at all. Any decline in available funding or access to our cash and liquidity resources could, among other risks, adversely impact our ability to meet our operating expenses, financial obligations or fulfill our other obligations, result in breaches of our financial and/or contractual obligations or result in violations of federal or state wage and hour laws.

Any of these impacts, or any other impacts resulting from the factors described above or other related or similar factors not described above, could have material adverse impacts on our liquidity and our current and/or projected business operations and financial condition and results of operations.

In addition, any further deterioration in the macroeconomic economy or financial services industry could lead to losses or defaults by our collaboration partners, suppliers or other parties with whom we do business, which in turn, could have a material adverse effect on our current and/or projected business operations and results of operations and financial condition. Any bankruptcy or insolvency of a collaboration partner, supplier or other party with whom we do business, or the failure of any such party to make payments when due, or any breach or default by any such party, or the loss of any significant commercial relationships, could result in material losses to us and may have a material adverse impact on our business.

*Geopolitical risks associated with ongoing wars and armed conflicts could have an adverse impact on our business, financial condition and results of operations, including our clinical trials.*

There are ongoing and emerging geopolitical tensions, including wars and other armed conflicts, and although the conflicts have had little direct impact on our business to date, the uncertainty and ripple effects created by these conflicts may have unknown indirect impacts. For instance, the ongoing conflicts have resulted in significant volatility in certain equity, debt and currency markets, material increases in certain commodity prices, and economic uncertainty. Global conflicts, including Russia's invasion of Ukraine, conflicts in the Middle East, and heightened tensions in the Pacific region, have significantly elevated global geopolitical tensions and security concerns. It is not possible to predict the broader or longer-term consequences of these conflicts, although a prolonged conflict may result in adverse effects on microeconomic conditions including inflation; disruptions to our global technology infrastructure, including through cyberattack, ransom attack, or cybersecurity-intrusion; adverse changes in international trade policies and relations; disruptions in global supply chains; our exposure to foreign currency fluctuations; and constraints, volatility, or disruption in the capital markets, any of which could negatively impact our business, financial performance and financial condition. Tariffs and economic sanctions imposed by the United States, Canada, EU, and other countries in response to the ongoing conflicts and the potential response to such sanctions may also have an adverse impact our business, including our clinical trials and supply chain, the financial markets and the global economy.

We continue to monitor any adverse impact that the outbreak of war and the subsequent institution of sanctions by the United States and other countries may have on the global economy in general, on our business and operations and on the businesses and operations of our suppliers and third parties with whom we conduct business.

*We or the third parties upon whom we depend may be adversely affected by earthquakes, wildfires, power outages, or other natural disasters, including public health crises, and our business continuity and disaster recovery plans may not adequately protect us from a serious disaster.*

Our facilities are located in San Diego, California, which is a seismically active region, and historically has been subject to wildfires and electrical blackouts. Earthquakes, wildfires, power outages, or other natural disasters (including due to the effects of climate change or any public health crises) could severely disrupt our operations, or the operations of third parties upon whom we depend, and have a material adverse effect on our business, results of operations, financial condition and prospects. If a natural disaster, power outage or other event occurred that prevented us from using all or a significant portion of our headquarters, that damaged critical infrastructure, such as our manufacturing facilities or those of our CMOs, or that otherwise disrupted operations, it may be difficult or, in certain cases, impossible for us to continue our business for a substantial period of time. For example, clinical supplies of our NK and T-cell therapeutic product candidates, as well as the working and master cell banks from which these product candidates are manufactured, are maintained in freezers at our manufacturing facility and at third-party biorepositories. If these materials are damaged at our facility or at the facilities of our third-party repositories, including as a result of a power outage or natural disaster, clinical supply of our product candidates may be impacted and our clinical trials may be delayed. Further, any measures taken by governmental authorities or businesses in response to any public health crisis, such as quarantines, stay-at-home orders or travel restrictions, could adversely affect our business, operations, financial condition, prospects or results of operations by restricting our ability to conduct our clinical trials and research and development activities, and limiting our and our third-party manufacturers' ability to manufacture product and forcing temporary closure of our facilities and facilities that we rely upon. The disaster recovery and business continuity plans we and our third-party biorepositories have in place currently may be limited and may not prove adequate for protecting and continuing our business in the event that our business is disrupted as a result of a public health crisis or other serious disaster or similar event. We may incur substantial expenses as a result of the limited nature of our disaster recovery and business continuity plans, which could have a material adverse effect on our business. Any insurance we maintain against such risks may not be adequate to cover losses in any particular case.

*If we fail to maintain an effective system of disclosure controls and procedures and internal controls, our ability to produce accurate financial statements or comply with applicable regulations could be impaired.*

As a public company, we are required to comply with the Sarbanes-Oxley Act of 2002, as amended (the Sarbanes-Oxley Act), and the related rules and regulations of the SEC, expanded disclosure requirements, accelerated reporting requirements and more complex accounting rules. Company responsibilities required by the Sarbanes-Oxley Act include establishing and maintaining corporate oversight and adequate internal control over financial reporting and disclosure controls and procedures. Effective internal controls are necessary for us to produce reliable financial reports and are important to help prevent financial fraud.

We cannot assure that we will not have material weaknesses or significant deficiencies in our internal control over financial reporting. If we are unable to successfully remediate any material weakness or significant deficiency in our internal control over financial reporting, or identify any material weaknesses or significant deficiencies that may exist, the accuracy and timing of our financial reporting may be adversely affected, we may be unable to maintain compliance with securities law requirements regarding timely filing of periodic reports in addition to applicable stock exchange listing requirements, and our stock price may decline materially as a result.

*If we fail to comply with environmental, health, and safety laws and regulations, including regulations governing the handling, storage or disposal of hazardous materials, we could become subject to fines or penalties or incur costs that could harm our business.*

We are subject to numerous environmental, health, and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment, and disposal of hazardous materials and wastes. Our operations involve the use of hazardous materials, including chemicals, biological materials and infectious agents. Our operations also may produce hazardous waste products. We generally contract with third parties for the disposal of these materials and wastes. We will not be able to eliminate the risk of contamination or injury from these materials. In the event of contamination or injury resulting from any use by us of hazardous materials, we could be held liable for any resulting damages, and any liability could exceed our resources. We also could incur significant costs associated with civil or criminal fines and penalties for failure to comply with such laws and regulations.

Although we maintain workers' compensation insurance to cover us for costs and expenses we may incur due to injuries to our employees resulting from the use of hazardous materials, this insurance may not provide adequate coverage against potential liabilities. We do not maintain insurance for environmental liability or toxic tort claims that may be asserted against us in connection with our storage or disposal of biological or hazardous materials.

In addition, we may incur substantial costs in order to comply with current or future environmental, health, and safety laws and regulations. These current or future laws and regulations may impair our research, development, or production efforts. Our failure to comply with these laws and regulations also may result in substantial fines, penalties or other sanctions.

*Changes in tax law may adversely affect us or our investors.*

The rules dealing with U.S. federal, state and local income taxation are constantly under review by persons involved in the legislative process and by the Internal Revenue Service (IRS) and the U.S. Treasury Department. Changes to tax laws (which changes may have retroactive application) could adversely affect us or holders of our common stock. In recent years, many changes to tax laws have been made and changes are likely to continue to occur in the future. For example, the Tax Cuts and Jobs Act was enacted in 2017 and made significant changes to corporate taxation, including the reduction of the corporate tax rate from a top marginal rate of 35% to a flat rate of 21%, the limitation of the tax deduction for net interest expense to 30% of adjusted taxable income (except for certain small businesses), the limitation of the deduction for net operating losses to 80% of current year taxable income and the elimination of net operating loss carrybacks (though any such net operating losses may be carried forward indefinitely), and the modification or repeal of many business deductions and credits. In addition, the One Big Beautiful Bill Act (OBBBA) was signed into law on July 4, 2025 and made significant changes to U.S. federal tax law. The OBBBA provides that for taxable years beginning after December 31, 2024, expenses that are incurred for research and development performed in the U.S. may, at the taxpayer's election, be immediately deducted or capitalized and amortized. The OBBBA further provides that for taxable years beginning after December 31, 2021 and before January 1, 2025, certain eligible taxpayers generally may elect to retroactively deduct expenses for research and development performed in the U.S. in such taxable years by filing amended tax returns for such taxable years, and all other taxpayers that are not eligible to make such an election and that amortized expenses for research and development performed in the U.S. in such taxable years generally may elect to accelerate and deduct the remaining unamortized amounts of such research and development expenses (i) in the first taxable year beginning after December 31, 2024, or (ii) ratably over the two-taxable year period beginning with the first taxable year beginning after December 31, 2024. It cannot be predicted whether, when, in what form, or with what effective dates, tax laws, regulations and rulings may be enacted, promulgated or issued, which could result in an increase in our or our stockholders' tax liability or require changes in the manner in which we operate in order to minimize or mitigate any adverse effects of changes in tax law.

## ITEM 1B. Unresolved Staff Comments

Not Applicable.

**ITEM 1C. Cybersecurity**

We have implemented and maintain a cybersecurity risk management program that includes processes for the identification, assessment, and mitigation of cybersecurity risks. We conduct annual cybersecurity training for all of our employees and periodically engage third-party consultants to conduct penetrating testing and vulnerability assessments. Additionally, we use automated tools designed to monitor, identify, and address cybersecurity risks. Further, we have a process to evaluate and review the cybersecurity practices of our key vendors prior to onboarding, including through a general security assessment and contractual requirements, as appropriate.

We face a number of cybersecurity risks in connection with our business. Although such risks have not materially affected us, including our business strategy, results of operations or financial condition, to date, we have, from time to time, experienced threats to and breaches of our data and systems, including malware and computer virus attacks. For more information about the cybersecurity risks we face, see the risk factor titled, "Our internal computer systems, or those used by our third-party research institution collaborators, CROs or other contractors or consultants, may fail or suffer security breaches" in Item 1A- Risk Factors.

**Governance Related To Cybersecurity Risks**

Our cybersecurity process is overseen by our Information Technology department, which is managed by our Head of IT. The Head of IT role is currently held by an individual who has approximately two decades of professional IT management experience. In addition, our Security Leadership Team (SLT), which is comprised of the Head of IT as well as leaders from our operations, finance, and legal departments, is responsible for documenting, reviewing, and assessing our cybersecurity processes, monitoring for cybersecurity incidents, and periodically reporting on cybersecurity risks and risk management to a committee of our executive team (Executive Committee). The Executive Committee, which is led by our Chief Executive Officer, undertakes reviews of our cybersecurity program and assesses any security incident updates from the SLT on a quarterly basis.

The Executive Committee meets with the Audit Committee of our Board of Directors on a quarterly basis to report on and discuss material updates to our cybersecurity program. The Audit Committee provides oversight of our cybersecurity program as part of its periodic review of enterprise risk management and provides regular reports to our Board of Directors regarding our cybersecurity processes, including updates on the status of ongoing cybersecurity projects, the results of cybersecurity risk assessments, and the emerging cybersecurity threat landscape. Additionally, the Board of Directors reviews the enterprise risk management program on at least an annual basis.

**ITEM 2. Properties**

**Facilities**

As of December 31, 2025, we occupied approximately 200,000 square feet of office, laboratory and Good Manufacturing Practice (GMP) manufacturing space at our corporate headquarters in San Diego, California under a non-cancelable operating lease through May 2036. We believe that this facility is adequate for our current needs. In addition, we have additional operating leases for office and laboratory space in San Diego, California.

**ITEM 3. Legal Proceedings**

On January 20, 2023, a purported stockholder of the Company filed a securities class action lawsuit against the Company and certain of its officers captioned Hadian v. Fate Therapeutics, Inc. et al. in the U.S. District Court for the Southern District of California (the Securities Action). On May 4, 2023, the court appointed a different purported stockholder of the Company to serve as lead plaintiff in the Securities Action. On July 24, 2023, the lead plaintiff filed an amended complaint. The amended complaint alleged that the Company violated the federal securities laws by making allegedly false and/or misleading statements and/or omissions in its public disclosures dating back to August 2020 relating to our collaboration agreement with Janssen Biotech, Inc. (the Janssen Agreement), potential product candidates subject to the Janssen Agreement, and the termination of the Janssen Agreement. On September 22, 2023, we filed a motion to dismiss the amended complaint. On September 19, 2024, the court granted our motion to dismiss the amended complaint, with leave for plaintiff to file a second amended complaint. On October 18, 2024, the lead plaintiff filed a second amended complaint alleging substantially similar facts and claims as in the prior amended complaint. We filed a motion to dismiss the second amended complaint on November 18, 2024, and briefing on the motion was completed on January 21, 2025. On September 22, 2025, the court granted our motion to dismiss the second amended complaint, with leave for plaintiff to file a third amended complaint. On October 17, 2025, the plaintiff filed a third amended complaint. We filed a motion to dismiss the third amended complaint on November 17, 2025. Plaintiff filed an opposition brief on December 18, 2025. On January 15, 2026, we filed our reply in support of our motion to dismiss. We intend to continue to vigorously defend against this action.

On June 2, 2023, a derivative complaint, captioned Guarino v. Wolchko, et al., was filed by a purported stockholder of the Company in the U.S. District Court for the Southern District of California (the Guarino Action). On June 12, 2024, an additional derivative complaint, captioned Horrobin v. Wolchko, et al., was filed by a purported stockholder of the Company in the same district (the Horrobin Action). On December 2, 2024, the court entered an order consolidating the Guarino Action and the Horrobin Action under the caption In re Fate Therapeutics, Inc. Derivative Litigation (the Derivative Action) and staying the Derivative Action pending the court's decision on our motion to dismiss the second amended complaint in the Securities Action. On September 22, 2025, the stay of the consolidated case automatically expired when the decision dismissing the second amended complaint in the Securities Action was issued. On October 24, 2025, the court extended the stay pending the court's decision on our anticipated motion to dismiss the third amended complaint. The court's ruling on the motion is pending. The Derivative Action names members of our board of directors and certain officers as defendants. The Company is also named as a nominal defendant. The plaintiffs in the Derivative Actions assert derivative claims arising out of substantially the same alleged facts and circumstances as the Securities Action. The Guarino complaint asserts claims for breach of fiduciary duty, unjust enrichment, abuse of control, gross mismanagement, waste of corporate assets, and violation of federal securities laws. The Horrobin complaint asserts substantially similar claims in addition to a claim of breach of fiduciary duty for insider trading. We intend to vigorously defend against the Derivative Action.

On December 17, 2025, a derivative complaint, captioned West v. Wolchko, et al., was filed by a purported stockholder of the Company in the Court of Chancery of the State of Delaware (the West Action). The West Action names certain current and former members of our board of directors and certain current and former officers as defendants. The Company is also named as a nominal defendant. The plaintiff in the West Action asserts derivative claims for breach of fiduciary duty and insider trading arising out of substantially the same alleged facts and circumstances as the Securities Action. On January 16, 2026, the court entered an order staying the West Action until the earliest of the following events: (i) the public announcement of any settlement in the Securities Action; (ii) a ruling on the motion to dismiss the second amended complaint in the Securities Action; or (iii) the dismissal of the Securities Action with prejudice and exhaustion of all related appeals. We intend to vigorously defend against the West Action.

From time to time, we may be subject to various other legal proceedings and claims that arise in the ordinary course of our business activities.

## ITEM 4. Mine Safety Disclosures

Not applicable.

## PART II

**ITEM 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities**

**Market Information**

Our ticker symbol is "FATE", as traded and reported by The NASDAQ Global Market.

**Holders of Common Stock**

As of February 19, 2026, there were approximately 15 stockholders of record of our common stock. The approximate number of holders is based upon the actual number of holders registered in our records at such date and excludes holders in "street name" or persons, partnerships, associations, corporations, or other entities identified in security positions listings maintained by depository trust companies.

**Dividends**

We have never declared or paid any dividends on our capital or common stock. We currently intend to retain all available funds and any future earnings, if any, to fund the development and expansion of our business and we do not anticipate paying any cash dividends in the foreseeable future. Any future determination to pay dividends will be made at the discretion of our board of directors.

**Securities Authorized for Issuance under Equity Compensation Plans**

Information about our equity compensation plans is incorporated herein by reference to Item 12 of Part III of this Annual Report.

**Recent Sales of Unregistered Securities**

During the year ended December 31, 2025, we did not issue or sell any unregistered securities not previously disclosed in a Quarterly Report on Form 10-Q or in a Current Report on Form 8-K.

**Issuer Purchases of Equity Securities**

We did not repurchase any securities during the year ended December 31, 2025.

**ITEM 6. [Reserved]**

Not applicable.

**ITEM 7. Management's Discussion and Analysis of Financial Condition and Results of Operations**

*You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and related notes included under Item 8 of this Annual Report on Form 10-K. The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those expressed or implied in any forward-looking statements as a result of various factors, including those set forth under the caption "Item 1A. Risk Factors."*

**Overview**

We are a clinical-stage biopharmaceutical company dedicated to bringing a transformative pipeline of off-the shelf cellular immunotherapies to patients.

We have pioneered a therapeutic approach that we generally refer to as cellular programming: we create and engineer human induced pluripotent stem cells (iPSCs) to incorporate novel synthetic controls of cell function; after the engineering step that incorporates multiple functional elements into the iPSCs, we generate a clonal master iPSC line for use as a renewable source of starting materials for the manufacture of cell therapies; through the manufacturing process, we direct the fate of the clonal master iPSC line to produce our cell therapy product candidates that are uniform in composition. Analogous to master cell lines used to manufacture biopharmaceutical drug products such as monoclonal antibodies, we believe our proprietary clonal master iPSC lines can be used to mass produce multiplexed-engineered cellular immunotherapies which have off-the-shelf availability and on-demand availability, and that can be combined and administered alone or in combination with standard-of-care therapies, to make cell therapies accessible to all.

Utilizing our iPSC product platform, we are developing off-the-shelf, multiplexed-engineered T-cell and natural killer (NK) cell product candidates which are selectively designed and incorporate novel synthetic controls of cell function to uniquely enhance the therapeutic capacity of the drug product to deliver multiple therapeutic mechanisms to patients. We have a pipeline of iPSC-derived, chimeric antigen receptor (CAR)-targeted T-cell and NK cell product candidates currently under development. In addition, we have entered into research collaborations and license agreements with academic institutions to support the development of our iPSC product platform and our off-the-shelf product candidates.

We have also entered into collaborations with pharmaceutical companies to research, develop and commercialize off-the-shelf, multiplexed-engineered, iPSC-derived CAR T-cell and CAR NK cell product candidates for the treatment of cancer. In September 2018, we entered into a collaboration and option agreement (Ono Agreement) with Ono Pharmaceutical Co., Ltd. (Ono), under which we are currently researching and developing iPSC-derived CAR T-cell and CAR NK cell product candidates for the treatment of solid tumors.

We were incorporated in Delaware in 2007 and are headquartered in San Diego, California. Since our inception in 2007, we have devoted substantially all of our resources to our cell programming approach and the research and development of our product candidates, the creation, licensing and protection of related intellectual property, and the provision of general and administrative support for these activities. To date, we have funded our operations primarily through the public and private sale of common stock and warrants, the private placement of preferred stock and convertible notes, commercial bank debt and revenues from collaboration activities and grants.

We have never been profitable and have incurred net losses in each year since inception. Substantially all of our net losses resulted from costs incurred in connection with our research and development programs and from general and administrative costs associated with our operations. We expect to continue to incur operating losses for at least the foreseeable future. Our net losses may fluctuate significantly from quarter to quarter and year to year. We expect our expenses will remain significant in connection with our ongoing and planned activities as we:

- conduct our ongoing and planned preclinical studies and clinical trials of our product candidates, which may include higher clinical trial expenses associated with arrangements we may enter into with clinical research organizations (CROs) for the execution and management of certain clinical trials, including trials outside of the United States;

- conduct Good Manufacturing Practice (GMP) production, including through the use of contract manufacturing organizations (CMOs) for the conduct of some or all of the activities required for manufacturing our iPSC-derived cell product candidates, process and scale-up development and technology transfer activities for the manufacture of our product candidates, including those undergoing clinical investigation and Investigational New Drug (IND) application-enabling preclinical development;

- procure laboratory equipment, materials and supplies for the manufacture of our product candidates to support our clinical trials and the conduct of our research activities;

- continue our research, development and manufacturing activities, including under our sponsored research and collaboration agreement with Ono;

- maintain, prosecute, protect, expand and enforce our intellectual property portfolio;

- engage with regulatory authorities for the development of, and seek regulatory approvals for, our product candidates;

- continue our business operations at our corporate headquarters, including maintaining internal GMP production capabilities; and

- continue operating as a public company and support our operations.

We do not expect to generate any meaningful revenues from product sales, royalties, or sales milestones unless and until we successfully complete development and obtain regulatory approval for one or more of our product candidates, which we expect will take a number of years. If we obtain regulatory approval for any of our product candidates, we expect to incur significant commercialization expenses related to product sales, marketing, manufacturing and distribution. Accordingly, we will seek to fund our operations through public or private equity or debt financings, collaboration arrangements, or other sources. However, we may be unable to raise additional funds or enter into such other arrangements when needed on favorable terms or at all. Our failure to raise capital or enter into such other arrangements when needed would have a negative effect on our financial condition and ability to develop our product candidates. We believe we have sufficient funding to operate for at least twelve months from the date of issuance of the financial statements appearing elsewhere in this Annual Report on Form 10-K.

## Financial Operations Overview

We conduct substantially all of our activities through Fate Therapeutics, Inc., a Delaware corporation, at our facilities headquartered in San Diego, California. Our results of operations include the operations of the Company and its subsidiaries. To date, the aggregate operations of our subsidiaries have not been significant and all intercompany transactions and balances have been eliminated in consolidation.

### *Collaboration Revenue*

To date, we have not generated any revenues from therapeutic product sales or royalties. Our revenues have been derived from collaboration agreements and government grants.

*Agreement with Ono Pharmaceutical Co., Ltd.*

On September 14, 2018, we entered into the Ono Agreement for the joint development and commercialization of two iPSC-derived CAR T-cell product candidates (Candidate 1 and Candidate 2). Pursuant to the terms of the Ono Agreement, we received an upfront, non-refundable and non-creditable payment of $10.0 million. Additionally, we were entitled to receive fees for the conduct of research and preclinical development under a joint development plan, which fees were estimated to be $20.0 million in aggregate.

In December 2020, we entered into a letter agreement with Ono (the Ono Letter Agreement) pursuant to which Ono delivered proprietary antigen binding domains targeting an antigen expressed on certain solid tumors for incorporation into Candidate 2 and paid us a milestone fee of $10.0 million for further research and preclinical development of Candidate 2. In addition, Ono terminated all further research and preclinical development with respect to Candidate 1, and we retained all rights to research, develop and commercialize Candidate 1 throughout the world without any obligation to Ono.

In June 2022, we entered into an amendment with Ono to the Ono Agreement (the 2022 Ono Amendment). Pursuant to the 2022 Ono Amendment, the companies agreed to designate an additional antigen expressed on certain solid tumors for research and preclinical development, and Ono agreed to contribute proprietary antigen binding domains targeting such additional solid tumor antigen (Candidate 3). In addition, for both Candidate 2 and Candidate 3, the companies expanded the scope of the collaboration to include the research and preclinical development of iPSC-derived CAR NK cell product candidates (in addition to iPSC-derived CAR T-cell product candidates) targeting the designated solid tumor antigens. Similar to Candidate 2, we granted to Ono, during a specified period of time, a preclinical option (Candidate 3 Development Option) to obtain an exclusive license under certain intellectual property rights, subject to payment of an option exercise fee to us by Ono, to further develop and commercialize Candidate 3 in all territories of the world, where we retain rights to co-develop and co-commercialize Candidate 3 in the United States and Europe under a joint arrangement with Ono pursuant to which we are eligible to share at least 50% of the profits and losses. The Candidate 3 Development Option represents an option with no material right. Under the 2022 Ono Amendment, aggregate estimated research and preclinical development fees have been increased by approximately $9.3 million, for a total estimated $29.3 million in aggregate research and preclinical development fees over the course of the joint research plan.

In November 2022, Ono exercised its option to obtain a license to develop and commercialize Candidate 2 (the Candidate 2 Development Option), and we exercised our option to co-develop and co-commercialize Candidate 2 in the United States and Europe.

As a result, we received and recognized an option exercise fee of $12.5 million from Ono during the year ended December 31, 2022. We and Ono are proceeding under a joint development plan for the ongoing development of Candidate 2, and, as such, we have initiated clinical studies for Candidate 2. The costs of this joint development plan are accounted for in accordance with ASC 808, and cost sharing payments to us from Ono are recorded as contra-research and development expenses.

In November 2023, we entered into an amendment with Ono to the Ono Agreement (the 2023 Ono Amendment). Under the 2023 Ono Amendment, aggregate estimated research and preclinical development fees payable to us by Ono for Candidate 3 have been increased by approximately $1.4 million, for a total estimated $30.7 million in aggregate research and preclinical development fees over the course of the joint research plan.

In May 2024, following Ono's exercise of the Candidate 2 Development Option and grant of the development and commercialization license, we achieved a $5.0 million clinical development milestone for Candidate 2. We determined that we had completed our performance obligation with respect to such milestone during the year ended December 31, 2024 and accordingly, recognized such amount as revenue during that period.

In August 2024, we entered into an amendment with Ono to the Ono Agreement (the 2024 Ono Amendment). Under the 2024 Ono Amendment, the aggregate estimated research and preclinical development fees payable by Ono to us for Candidate 3 were increased by approximately $7.3 million, for a total estimated $38.0 million in aggregate research and preclinical development fees over the course of the joint development plan.

In June 2025, we entered into an amendment with Ono to the Ono Agreement (the 2025 Ono Amendment, and collectively with the 2024 Ono Amendment, 2023 Ono Amendment, and 2022 Ono Amendment, the Ono Amendments). Under the 2025 Ono Amendment, aggregate estimated research and preclinical development fees payable by Ono to us for Candidate 3 were increased by approximately $6.5 million, for a total estimated $44.5 million in aggregate research and preclinical development fees over the course of the joint development plan. We will continue to receive committed funding under the joint development plan from Ono through June 2026. The Candidate 3 Development Option expires upon the achievement of the pre-defined preclinical milestone under the joint development plan.

We account for the Ono Agreement, Ono Letter Agreement, and Ono Amendments (collectively, the Ono Arrangement) under ASC 808. We concluded that certain units of account, specifically the grant of a research license to certain intellectual property and the performance of research and preclinical development, within the Ono Arrangement represented a customer relationship and applied relevant guidance from ASC 606 to evaluate the appropriate accounting for those units of account. The initial transaction price under the Ono Arrangement was determined to be $54.5 million, consisting of the upfront, non-refundable and non-creditable payment of $10.0 million, the aggregate estimated research and preclinical development fees of $44.5 million. We also concluded that the Candidate 2 milestone fee of $10.0 million for further research and preclinical development of Candidate 2 represented a variable consideration that was previously constrained. We identified our promised goods and services under the Ono Arrangement to include our grant to Ono of a research license to certain of our intellectual property subject to certain conditions, our conduct of research and preclinical development services, and our participation in a joint steering committee. We determined that the promised goods and services should be accounted for as one combined performance obligation. We recognize revenue for the combined performance obligation over time as the research and preclinical development services are performed.

During the years ended December 31, 2025 and 2024, we recognized $6.6 million and $13.6 million of collaboration revenue, respectively, and $5.7 million and $5.1 million of contra-research and development expense, respectively, under the Ono Arrangement. As of December 31, 2025, aggregate deferred revenue related to the Ono Arrangement was $0.4 million.

### *Research and Development Expenses*

Research and development expenses consist of costs associated with the research, preclinical development, process and scale-up development, manufacture and clinical development of our product candidates, the research and development of our cell programming technology including our iPSC product platform, and the performance of research and development activities under our collaboration agreements. These costs are expensed as incurred and include:

- salaries and employee-related costs, including stock-based compensation;

- costs incurred under clinical trial agreements with investigative sites;

- costs to acquire, develop and manufacture preclinical study and clinical trial materials, including our product candidates;

- costs associated with conducting, executing and managing our preclinical, process and scale-up development, manufacturing, clinical and regulatory activities, including fees paid to third-party professional consultants, service providers and suppliers, including CROs;

- costs incurred for our research, development and manufacturing activities, including under our collaboration agreements;

- costs for laboratory equipment, materials and supplies for the manufacture of our product candidates to support our clinical trials and the conduct of our research activities;

- costs incurred to license and maintain intellectual property; and

- facilities, depreciation and other expenses including allocated expenses for rent and maintenance of facilities.

We plan to continue to significantly invest in our current level of research and development activities for the foreseeable future as we continue the clinical and preclinical development and manufacture of our product candidates, research and develop our iPSC product platform, and perform our obligations under collaboration agreements including under our agreements with Ono and University of Minnesota. Our current planned research and development activities over the next twelve months consist primarily of the following:

- conducting clinical trials of our product candidates, including through the engagement of CROs to manage various aspects of our clinical trials;

- conducting GMP production, process and scale-up development and technology transfer activities for the manufacture of our product candidates, including those undergoing clinical investigation and IND-enabling preclinical development;

- procuring laboratory equipment, materials and supplies for the manufacture of our product candidates and the conduct of our research activities;

- conducting preclinical and clinical research to investigate the therapeutic activity of our product candidates; and

- conducting research, development and manufacturing activities, including under our sponsored research and collaboration agreement with Ono.

Due to the inherently unpredictable nature of preclinical and clinical development and manufacture, and given our novel therapeutic approach and the current stage of development of our product candidates, we cannot determine and are unable to estimate with certainty the timelines we will require and the costs we will incur for the development and manufacture of our product candidates. Clinical and preclinical development and manufacturing timelines and costs, and the potential of development and manufacturing success, can differ materially from expectations. In addition, we cannot forecast which product candidates may be subject to future collaborations, when such arrangements will be secured, if at all, and to what degree such arrangements would affect our development and manufacturing plans and capital requirements. We cannot predict the effects of the impact of global economic and market conditions, including wars and other armed conflicts, or any continued and prolonged public health emergency, on our business and operations, and our expenditures may be increased by delays or disruptions due to these or other factors, including as a result of actions we take in the near term to ensure business continuity and protect against possible supply chain shortages.

### *General and Administrative Expenses*

General and administrative expenses consist primarily of salaries and employee-related costs, including stock-based compensation, for our employees in executive, operational, finance and human resource functions; professional fees for accounting, legal and tax services; costs for obtaining, prosecuting, maintaining, and enforcing our intellectual property; and other costs and fees, including director and officer insurance premiums, to support our operations as a public company. We anticipate that our general and administrative expenses will remain significant in the future as we maintain our focus on innovation, and research and development activities, maintain compliance with exchange listing and SEC requirements, protect and enforce our intellectual property, and continue to operate as a public company.

### *Other Income (Expense)*

Other income (expense) consists of changes in the fair value of stock price appreciation milestones associated with the Amended and Restated Exclusive License Agreement dated May 15, 2018 (Amended MSKCC License) with MSKCC, interest income earned on cash and cash equivalents and interest income from investments (including the amortization of discounts and premiums).

*California Institute for Regenerative Medicine Awards*

*FT819 CIRM Award*

In February 2024, we were awarded $7.9 million from the California Institute for Regenerative Medicine (CIRM) to support the conduct of our Phase 1 study of FT819 in patients with systemic lupus erythematosus and, in April 2024, we executed an award agreement with CIRM (the FT819 CIRM Award). Pursuant to the terms of the FT819 CIRM Award, we are eligible to receive five disbursements in varying amounts from CIRM, with one disbursement receivable upon the execution of the award and four disbursements receivable based upon the completion of certain development milestones throughout the period of the award, which is estimated to be from April 1, 2024 to March 31, 2028 (the Award Period). Under the FT819 CIRM Award, we have certain obligations of co-funding and are required to provide CIRM progress and financial update reports throughout the Award Period.

Following the conclusion of the Award Period, we, in our sole discretion, have the option to treat the FT819 CIRM Award either as a loan or as a grant. If we do not elect to treat the FT819 CIRM Award as a loan within 10 years of the award date, the award will be considered a grant and we will be obligated to pay CIRM, on a quarterly basis, a low single-digit royalty on commercial sales of FT819 until such aggregate royalty payments equal nine times the total amount awarded to us under the FT819 CIRM Award.

Since we may, at our election, repay some or all of the FT819 CIRM Award, we account for the award as a liability until the time of election. As of December 31, 2025, we have received three disbursements under the award in the aggregate amount of $6.6 million, which is recorded as a liability on the accompanying consolidated balance sheets. As of December 31, 2025, the total amount received is recorded as a CIRM liability in the consolidated balance sheets, with $5.3 million classified as current and the remaining $1.3 million as non-current, based on the portion we expect to be payable within twelve months from the balance sheet date.

*FT836 CIRM Award*

In January 2025, we were awarded $4.0 million from CIRM to support the conduct of preclinical and IND-enabling activities for FT836, and in May 2025, we executed an award agreement with CIRM (the FT836 CIRM Award). Pursuant to the terms of the FT836 CIRM Award, we are eligible to receive four disbursements in varying amounts from CIRM, with one disbursement receivable upon the execution of the award and three disbursements receivable based upon the completion of certain development milestones throughout the period of the award, which lasted from May 1, 2025 to October 31, 2025 (the FT836 Award Period). Under the FT836 CIRM Award, we have certain obligations of co-funding and are required to provide CIRM progress and financial update reports throughout the FT836 Award Period.

We, in our sole discretion, have the option to treat the FT836 CIRM Award either as a loan or as a grant. If we do not elect to treat the FT836 CIRM Award as a loan within 10 years of the award date, the award will be considered a grant and we will be obligated to pay CIRM, on a quarterly basis, a low single-digit royalty on commercial sales of FT836 until such aggregate royalty payments equal nine times the total amount awarded to us under the FT836 CIRM Award.

Since we may, at our election, repay some or all of the FT836 CIRM Award, we account for the award as a liability until the time of election. As of December 31, 2025, we have received four disbursements under the FT836 CIRM Award in the aggregate amount of $4.0 million. As of December 31, 2025, the total amount received is recorded as a CIRM liability in the consolidated balance sheets, with $3.2 million classified as current and the remaining $0.8 million as non-current, based on the portion we expect to be payable within twelve months from the balance sheet date.

## Critical Accounting Policies and Significant Judgments and Estimates

Our management's discussion and analysis of our financial condition and results of operations are based on our financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, and expenses and the disclosure of contingent assets and liabilities in our financial statements. On an ongoing basis, we evaluate our estimates and judgments, including those related to the fair value of the stock price appreciation milestones for the Amended MSKCC License, contracts containing leases, accrued expenses, stock-based compensation, and the estimated total costs expected to be incurred under our collaboration agreements. We base our estimates on historical experience, known trends and events, financial models, and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are described in more detail in the notes to our financial statements appearing elsewhere in this Annual Report on Form 10-K, we believe that the following critical accounting policies reflect the more significant procedures, estimates and assumptions used in the preparation of our consolidated financial statements.

### Collaborative Arrangements

We analyze our collaboration arrangements to assess whether they are within the scope of ASC Topic 808, Collaborative Arrangements (ASC 808), to determine whether such arrangements involve joint operating activities performed by parties that are both active participants in the activities and exposed to significant risks and rewards that are dependent on the commercial success of such activities. To the extent the arrangement is within the scope of ASC 808, we assess whether aspects of the arrangement between us and our collaboration partner are within the scope of other accounting literature, including ASC Topic 606, Revenue from Contracts with Customers (ASC 606). If it is concluded that some or all aspects of the arrangement represent a transaction with a customer, we will account for those aspects of the arrangement within the scope of ASC 606.

ASC 808 provides guidance for the presentation and disclosure of transactions in collaborative arrangements, but it does not provide recognition or measurement guidance. Therefore, if we conclude a counterparty to a transaction is not a customer or otherwise not within the scope of ASC 606, we consider the guidance in other accounting literature as applicable or by analogy to account for such transaction. The classification of transactions under our arrangements is determined based on the nature and contractual terms of the arrangement along with the nature of the operations of the participants.

### Revenue Recognition

We recognize revenue in a manner that depicts the transfer of control of a product or a service to a customer and reflects the amount of the consideration we are entitled to receive in exchange for such product or service. In doing so, we follow a five-step approach: (i) identify the contract with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations, and (v) recognize revenue when (or as) the customer obtains control of the product or service. We consider the terms of a contract and all relevant facts and circumstances when applying the revenue recognition standard. We apply the revenue recognition standard, including the use of any practical expedients, consistently to contracts with similar characteristics and in similar circumstances.

A performance obligation is defined as a promise to transfer a product or a service to a customer. If a promise to transfer a product or a service is not separately identifiable from other promises in the contract, such promises should be combined into a single performance obligation. We determined that the promised goods and services for our collaboration agreements should be accounted for as one combined performance obligation. We recognize revenue for the combined performance obligation over time as the research services are performed.

The transaction price is the amount of consideration we are entitled to receive in exchange for the transfer of control of a product or a service to a customer. To determine the transaction price, we consider the existence of any significant financing component, the effects of any variable elements, noncash considerations and consideration payable to the customer. For our collaboration agreements, we calculate the transaction price as an estimate of the total research and development plan reimbursement.

### Stock Price Appreciation Milestones

We estimate the fair value of the stock price appreciation milestones under the Amended MSKCC License using a Monte Carlo simulation model, which relies on our current stock price at the end of each quarter as well as significant estimates and assumptions to determine the estimated liability associated with the contingent milestone payments. We account for the fair value of the stock price appreciation milestones in accordance with ASC 815, *Derivatives and Hedging*, with fair value marked to market. The assumptions used to calculate the fair value of the stock price appreciation milestones are subject to a significant amount of judgment including the assessment of achieving a specified clinical milestone, the expected volatility of our common stock, the risk-free interest rate and the estimated term, which is based in part on the last valid patent claim date in 2038. We achieved the specified clinical milestone in July 2021 and met the first milestone during fiscal 2021. Accordingly, we remitted a payment to MSKCC of $20.0 million during the year ended December 31, 2021. We remeasure the fair value of the remaining stock price appreciation milestones at each balance sheet date, with changes in fair value recorded in earnings as a non-operating income or expense.

### Impairment of Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The long-lived asset evaluation is performed at the asset group level (i.e., the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities). Recoverability of these assets is measured by a comparison of the carrying amounts to the future undiscounted cash flows the assets are expected to generate from their use and eventual disposition. If the carrying amount is not recoverable, the carrying amount of such assets is reduced to fair value. During 2024, we identified an indicator of impairment of its long-lived assets due to a sustained decline in the trading price of the Company's common stock over the preceding year, resulting in our market capitalization being below our net asset value. There have been no changes in the intended use of our long-lived assets. We utilized observed market lease rates for comparable properties to estimate the fair value of the right-of-use asset and leasehold improvements. We utilized trend factors applied to historical costs, estimates of economic depreciation, normal useful lives, and benchmark values for orderly liquidations of the assets in secondary markets to estimate the fair value of our property and equipment. As a result of the fair value analysis, we recorded a $13.4 million impairment charge against property and equipment and a $1.3 million impairment charge against the right-of-use asset in the statement of operations during the year ended December 31, 2024. No impairment was recorded during the year ended December 31, 2025.

*Accrued Research and Development Expenses*

As part of the process of preparing our financial statements, we are required to estimate our accrued expenses. This process involves reviewing open contracts and purchase orders, communicating with our personnel to identify services that have been performed on our behalf and estimating the level of service performed and the associated cost incurred for the service when we have not yet been invoiced or otherwise notified of the actual cost. The majority of our service providers invoice us monthly in arrears for services performed or when contractual milestones are met. We make estimates of our accrued expenses as of each balance sheet date in our financial statements based on facts and circumstances known to us at that time. We periodically confirm the accuracy of our estimates with the service providers and make adjustments if necessary. Examples of accrued research and development expenses include amounts owed to clinical research organizations, to investigative sites in connection with clinical trials, to sponsored research organizations, to service providers in connection with preclinical development activities and to service providers related to product manufacturing, development and distribution of clinical supplies.

We base our accrued expenses related to clinical trials on our estimates of the services performed and efforts expended pursuant to our contractual arrangements, including those with clinical research organizations. The financial terms of these agreements are sometimes subject to negotiation, vary from contract to contract and may result in uneven payment flows. There may be instances in which payments made to our service providers will exceed the level of services performed and result in a prepayment of the clinical expense. Payments under some of these contracts depend on factors such as the successful enrollment of patients and the completion of clinical milestones. In accruing service fees, we estimate the time period over which services will be performed and the level of effort to be expended in each period. If the actual timing of the performance of services or the level of effort varies from our estimate, we adjust the accrual or prepaid accordingly.

Although we do not expect our estimates to be materially different from expenses actually incurred, if our estimates of the status and timing of services performed differs from the actual status and timing of services performed, we may report amounts that are too high or too low in any particular period. To date, there have been no material differences from our estimates to the amounts actually incurred.

*Stock-Based Compensation*

Stock-based compensation expense represents the grant date fair value of employee stock option and restricted stock unit grants recognized over the requisite service period of the awards (usually the vesting period) on a straight-line basis. Performance-based stock units/awards represent a right to receive a certain number of shares of common stock based on the achievement of corporate performance goals and continued employment during the vesting period. At each reporting period, and to the extent achievement of one or any of the performance conditions is probable, we reassess the probability of the achievement of such corporate performance goals and any increase or decrease in stock-based compensation expense resulting from an adjustment in the estimated shares to be released is treated as a cumulative catch-up in the period of adjustment.

We estimate the fair value of stock option grants using the Black-Scholes option pricing model, with the exception of option grants with both performance-based milestones and market conditions, which are valued using a lattice-based model. These models require the use of highly subjective and complex assumptions which determine the fair value of stock-based awards, (a) the risk-free interest rate, (b) the expected volatility of our stock, (c) the expected term of the award and (d) the expected dividend yield. The expected volatility is based on the historical volatility of our common stock over the most recent period commensurate with the estimated expected term of our stock options which is derived from historical experience and anticipated future exercise behavior. The risk-free interest rates for periods within the expected life of the option are based on the yields of zero-coupon U.S. Treasury securities. See Note 9 of the notes to the consolidated financial statements for additional information.

The fair value of our restricted stock units, including performance-based restricted stock units, is based on the closing price of our common stock as reported on The NASDAQ Global Market on the date of grant.

## Recent Accounting Pronouncements

For a discussion of recently issued accounting pronouncements, please see Note 1 of the notes to the consolidated financial statements.

## Results of Operations

### *Comparison of Years Ended December 31, 2025 and 2024*

The following table summarizes the results of our operations for the years ended December 31, 2025 and 2024:

| | Years Ended December 31, | | Increase/ |
| | 2025 | 2024 | (Decrease) |
|---|---|---|---|
| | (in thousands) | | |
| Collaboration revenue | $ 6,646 | $ 13,631 | $ (6,985) |
| Research and development expenses | 107,829 | 135,001 | (27,172) |
| General and administrative expenses | 46,521 | 74,169 | (27,648) |
| Impairment loss | — | 14,737 | (14,737) |
| Total other income | 11,389 | 24,014 | (12,625) |

*Revenue.* During the year ended December 31, 2025, we recognized revenue of $6.6 million under our collaboration agreement with Ono. During the year ended December 31, 2024, we recognized revenue of $13.6 million under our collaboration agreement with Ono. The decrease in revenue was primarily due to our achievement of a clinical development milestone during the year ended December 31, 2024, resulting in the recognition of $5.0 million in revenue during that period.

*Research and development expenses.* Research and development expenses were $107.8 million for the year ended December 31, 2025, compared to $135.0 million for the year ended December 31, 2024. The decrease in research and development expenses was attributable primarily to the following:

- $9.5 million decrease in employee-stock based compensation expense;

- $6.0 million decrease in depreciation expense;

- $5.0 million decrease in third-party professional consultant expense;

- $4.1 million decrease in laboratory materials and supplies expenses relating to the manufacture of our product candidates; and

- $1.1 million decrease in sub-licensing fees.

*General and administrative expenses.* General and administrative expenses were $46.5 million for the year ended December 31, 2025, compared to $74.2 million for the year ended December 31, 2024. The decrease in general and administrative expenses was attributable primarily to a $20.0 million decrease in patent and legal expense and a $7.1 million decrease in employee stock-based compensation expense.

*Other income.* Other income was $11.4 million and $24.0 million for the years ended December 31, 2025 and 2024, respectively. Other income for the year ended December 31, 2025 primarily consisted of $11.1 million interest income earned on cash, cash equivalents, and investments (including the amortization of discounts and premiums). During the year ended December 31, 2024, we recorded proceeds from a settlement agreement, and $0.8 million in other income attributable to the decrease in fair value of stock price appreciation milestone under the Amended MSKCC License. Other income for the year ended December 31, 2024 also consisted of $17.3 million of interest income earned on cash, cash equivalents, and investments (including the amortization of discounts and premiums).

## Liquidity and Capital Resources

We have incurred losses and negative cash flows from operations since inception. As of December 31, 2025, we had an accumulated deficit of $1.5 billion and anticipate that we will continue to incur net losses for the foreseeable future.

The following table sets forth a summary of the net cash flow activity for each of the years ended December 31:

| | 2025 | 2024 |
|---|---|---|
| | (in thousands) | |
| Net cash used in operating activities | (106,084) | $ (122,874) |
| Net cash provided by investing activities | 111,166 | 12,218 |
| Net cash provided by financing activities | 5,490 | 99,892 |
| Net increase (decrease) in cash, cash equivalents and restricted cash | $ 10,572 | $ (10,764) |

### Operating Activities

The net cash used in operating activities was $106.1 million for the year ended December 31, 2025 and primarily consisted of a net loss of $136.3 million adjusted for non-cash items including stock-based compensation of $24.9 million and depreciation and amortization of $12.9 million. Operating cash inflows were primarily from cash receipts under the Ono Arrangement. See section *Agreement with Ono Pharmaceutical Co., Ltd.* above and Note 2 of the consolidated financial statements for additional detail.

The net cash used in operating activities was $122.9 million for the year ended December 31, 2024 and primarily consisted of a net loss of $186.3 million adjusted for non-cash items including stock based compensation of $41.5 million and depreciation and amortization of $19.0 million.

### Investing Activities

During the years ended December 31, 2025 and 2024, investing activities provided cash of $111.2 million and $12.2 million, respectively. During the year ended December 31, 2025, we purchased $195.1 million of investments, which were offset by $311.9 million in maturities of investments. During the year ended December 31, 2024, we purchased $317.8 million of investments, which were offset by $330.7 million in maturities of investments. The remaining investing activities for the periods presented were primarily attributable to the purchase of property and equipment.

### Financing Activities

Financing activities provided cash of $5.5 million for the year ended December 31, 2025 from proceeds from the FT819 CIRM Award and the FT836 CIRM Award.

Financing activities provided cash of $99.9 million for the year ended December 31, 2024, which primarily consisted of (i) the issuance of 14,545,454 shares of common stock at a purchase price of $5.50 per share in an underwritten public offering of common stock in March 2024, (ii) the issuance of pre-funded warrants to purchase an aggregate of 3,636,364 shares of common stock at a purchase price of $5.499 per pre-funded warrant, which represents the offering price per share of common stock in the underwritten public offering less the $0.001 exercise price per share of each pre-funded warrant, in a private placement concurrent with the underwritten public offering in March 2024, and (iii) the issuance of common stock from equity incentive plans pursuant to the exercise of employee stock options.

From our inception through December 31, 2025, we have funded our consolidated operations primarily through the public and private sale of common stock and pre-funded warrants, the private placement of preferred stock and convertible notes, commercial bank debt and revenues from collaboration activities and grants. As of December 31, 2025, we had aggregate cash, cash equivalents, and investments of $205.1 million.

### Registration Statements on Form S-3

In November 2023, the SEC declared effective a shelf registration statement on Form S-3 filed by us in November 2023 (File No. 333-275402). The shelf registration statement allows us to issue certain securities, including shares of our common stock, from time to time. The specific terms of any offering under the shelf registration statement would be established at the time of such offering. We were initially eligible to issue an aggregate of $300.0 million in securities under the shelf registration statement. Additionally, we entered into a sales agreement with Jefferies Group LLC (Jefferies) with respect to an at-the-market offering program, under which we may offer and sell, from time to time at our sole discretion, shares of our common stock having an aggregate offering price of up to $100.0 million (which is included in the $300.0 million registered under the shelf registration statement) through Jefferies as the sales agent.

In March 2024, we entered into an underwriting agreement with BofA Securities, Inc., Jefferies, and Leerink Partners LLC with respect to an underwritten public offering, under which we sold 14,545,454 shares of our common stock at a purchase price of $5.50 per share pursuant to the shelf registration statement. To date, we have not sold any securities pursuant to the sales agreement with Jefferies and are eligible to issue an aggregate of approximately $220.0 million under the shelf registration statement (including the $100.0 million issuable pursuant to the sales agreement with Jefferies).

In March 2024, concurrent with the underwritten public offering, we entered into a securities purchase agreement with a fund affiliated with Redmile Group, LLC under which we sold pre-funded warrants to purchase up to 3,636,364 shares of our common stock, at a purchase price of $5.499 per pre-funded warrant, in a private placement exempt from the registration requirements pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended (the Securities Act). Pursuant to the terms of the purchase agreement, we agreed to register for resale the shares of common stock issuable upon the exercise of the pre-funded warrants (Warrant Shares). On April 18, 2024, we filed a resale registration statement on Form S-3 (File No. 333-278792), registering the Warrant Shares. The resale registration statement on Form S-3 was declared effective on April 29, 2024.

*Operating Capital Requirements*

We anticipate that we will continue to incur losses for the foreseeable future, and we expect the losses to remain significant as we continue the research, manufacture and development of, and seek regulatory approvals for, our product candidates and conduct additional research, manufacturing and development activities pursuant to our collaboration agreement with Ono. Our product candidates have not yet achieved regulatory approval and we may not be successful in achieving commercialization of our product candidates.

We are also subject to all the risks and uncertainties incident in the research, manufacture and development of therapeutic products, and cell therapy product candidates in particular. For example, the FDA or other regulatory authorities may require us to generate additional data or conduct additional preclinical studies, manufacturing activities, or clinical trials, or may impose other requirements beyond those that we currently anticipate. Additionally, it is possible for a product candidate to show promising results in preclinical studies or in clinical trials, but fail to establish sufficient safety and efficacy data necessary to obtain regulatory approvals. As a result of these and other risks and uncertainties and the probability of success, the duration and the cost of our research, manufacturing and development activities required to advance a product candidate cannot be accurately estimated and are subject to considerable variation. We may encounter difficulties, complications, delays and other unknown factors and unforeseen expenses in the course of our research, manufacturing and development activities, any of which may significantly increase our capital requirements and could adversely affect our liquidity.

We will require additional capital for the research, manufacture and development of our product candidates and to perform our obligations under our collaboration agreements, and we may need to seek additional funds sooner than expected due to any changes in our business, operations, financial condition or prospects, including any impacts of inflation rates and global economic conditions, and wars or other armed conflicts. We expect to finance our capital requirements in the foreseeable future through the sale of public or private equity, debt securities, or through existing or future potential collaborations. However, additional capital may not be available to us on reasonable terms, if at all. If we are unable to raise additional capital in sufficient amounts or on terms acceptable to us, we may have to significantly delay, scale back or discontinue the research, manufacture or development of one or more of our product candidates. If we do raise additional funds through the issuance of additional equity or debt securities, it could result in dilution to our existing stockholders, increased fixed payment obligations and the existence of securities with rights that may be senior to those of our common stock. Additionally, if we incur indebtedness, we may become subject to financial or other covenants that could adversely restrict, impair or affect our ability to conduct our business, such as requiring us to relinquish rights to certain of our product candidates or technologies or limiting our ability to acquire, sell or license intellectual property rights or incur additional debt. Any of these events could significantly harm our business, operations, financial condition and prospects. In addition, the full impact of inflation rates, global political and economic instability, a continued and prolonged public health emergency, and wars and other armed conflicts, on our business, operations, financial condition and prospects, and on the global economy, are currently unknown and difficult to predict, and these events could materially and adversely affect our ability to raise capital through equity or debt financings in the future.

Our forecast of the period of time through which our existing cash, cash equivalents, and investments will be adequate to support our operations is a forward-looking statement and involves significant risks and uncertainties. We have based this forecast on assumptions that may prove to be wrong, and actual results could vary materially from our expectations, which may adversely affect our capital resources and liquidity. We could utilize our available capital resources sooner than we currently expect. The amount and timing of future funding requirements, both near- and long-term, will depend on many factors, including, but not limited to:

- the initiation, timing, progress, size, duration, costs and results of our clinical trials and preclinical studies for our product candidates, including the timing and costs of manufacturing activities to support such clinical trials and preclinical studies;

- the number and the nature of product candidates that we pursue;

- the cost of maintaining internal GMP production capabilities to support the clinical and potential commercial manufacture of our product candidates at our corporate headquarters;

- the cost of GMP production, process and scale-up development and technology transfer activities for the manufacture of our product candidates, including the cost of laboratory equipment, materials and supplies to support these activities;

- the time, cost and outcome of seeking and obtaining regulatory approvals;

- the extent to which we are required to pay milestone or other payments under our existing in-license agreements and any in-license agreements that we may enter into in the future, and the timing of such payments, including payments owed to MSKCC in connection with the stock price appreciation milestones;

- the extent to which milestones are achieved under our collaboration agreement with Ono, and any other strategic partnership or collaboration agreements that we may enter into in the future, and the time to achievement of such milestones and our receipt of any associated milestone payments;

- the cost of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights, and the cost of enforcing any of our other contractual rights;

- the cost of our research and development activities, including our need and ability to hire additional employees and procure additional equipment, materials and supplies;

- the establishment and continuation of collaborations and strategic alliances;

- the timing and terms of future in-licensing and out-licensing transactions; and

- the cost of establishing sales, marketing, manufacturing and distribution capabilities for, and the pricing and reimbursement of, any products for which we may receive regulatory approval.

In addition, we are closely monitoring inflation rates and global political and economic conditions, including the impact of tariffs, wars and other armed conflicts, and evaluating adjustments to our business and operations, which may negatively impact our financial condition and prospects and our operating results. We will continue to assess our operating capital requirements and may make adjustments to our business and operations if circumstances warrant. If we cannot continue or expand our research, manufacturing and development operations, or otherwise capitalize on our business opportunities, because we lack sufficient capital, our business, operations, financial condition and prospects could be materially adversely affected.

**Contractual Obligations and Commitments**

We lease certain office, laboratory, and manufacturing space under non-cancelable operating leases. In addition to rent, our leases are subject to certain fixed amenities fees. These leases are also subject to additional variable charges for common area maintenance, property taxes, property insurance and other variable costs. See Note 8 of the consolidated financial statements for additional detail.

Total undiscounted aggregate future operating lease obligations under all of our operating leases as of December 31, 2025 are $119.3 million.

On May 15, 2018, we entered into the Amended MSKCC License with MSKCC. In the event a licensed product achieves a specified clinical milestone, MSKCC is then eligible to receive certain milestone payments totaling up to $75.0 million based on the price of our common stock, where the amount of such payments owed to MSKCC is contingent upon certain increases in the price of our common stock following the date of achievement of such clinical milestone. See Note 2 of the consolidated financial statements for additional detail.

We have no material contractual obligations not fully recorded on our consolidated balance sheets or fully disclosed in the notes to the financial statements.

We have obligations under various license agreements to make future payments to third parties that become due and payable on the achievement of certain development, regulatory and commercial milestones (such as the start of a clinical trial, filing for product approval with the FDA or other regulatory agencies, product approval by the FDA or other regulatory agencies, product launch or product sales) or on the sublicense of our rights to another party. We have not included these commitments on our balance sheet because the achievement and timing of these events is not fixed and determinable. Certain milestones are in advance of receipt of revenue from the sale of products and, therefore, we may require additional debt or equity capital to make such payments. These commitments include:

- Under a license agreement with the Whitehead Institute for Biomedical Research, pursuant to which we license certain patents relating to our iPSC product platform, we are required to make annual maintenance payments and payments based upon development, regulatory and commercial milestones for any products covered by the in-licensed intellectual property. The maximum aggregate milestone payments we may be obligated to make per product are $2.3 million. We will also be required to pay a royalty on net sales of products covered by the in-licensed intellectual property in the low single digits. The royalty is subject to reduction for any third-party payments required to be made, with a minimum floor in the low single digits. We have the right to sublicense our rights under this agreement, and we will be required to pay a percentage of any sublicense income.

- Under license agreements with The Scripps Research Institute (TSRI), pursuant to which we license certain patents relating to our iPSC product platform, we are required to make annual maintenance payments and payments based upon development, regulatory and commercial milestones for any products covered by the in-licensed intellectual property. The maximum aggregate milestone payments we may be obligated to make are $1.8 million. We will also be required to pay a royalty on net sales of products covered by the in-licensed intellectual property in the low- to mid-single digits. The royalty is subject to reduction for any third-party payments required to be made, with a minimum floor in the low single digits. We have the right to sublicense our rights under these agreements, and we will be required to pay a percentage of any sublicense income.

- Under a license agreement with the Regents of the University of Minnesota, pursuant to which we license certain patents relating to compositions and uses of NK cells and to compositions of engineered receptors and immune cells expressing such receptors, we are required to make annual maintenance payments and payments based upon development, regulatory and commercial milestones for any products covered by the in-licensed intellectual property. The maximum aggregate milestone payments we may be obligated to make per product are $4.6 million. We will also be required to pay a royalty on net sales of products covered by the in-licensed intellectual property in the low single digits. The royalty is subject to reduction for any third-party payments required to be made, with a minimum floor in the low single digits. We have the right to sublicense our rights under this agreement, and we will be required to pay a percentage of any sublicense income.

- Under a license agreement with MSKCC, pursuant to which we license certain patents relating to compositions and uses of T-cells derived from iPSCs, CARs and genetic modifications using CRISPR, we are required to make annual maintenance payments and payments based upon development, regulatory and commercial milestones for any products covered by the in-licensed intellectual property. The maximum aggregate milestone payments we may be obligated to make per product are $12.5 million. We will also be required to pay a royalty on net sales of products covered by the in-licensed intellectual property up to the high-single digits. The royalty is subject to reduction for any third-party payments required to be made, with a minimum floor in the low- to mid-single digits. We have the right to sublicense our rights under this agreement, and we will be required to pay a percentage of any sublicense income. Additionally, in the event a licensed product achieves a specified clinical milestone, MSKCC is then eligible to receive additional milestone payments, where the amount of such payments owed to MSKCC are contingent upon certain increases in the price of our common stock following the date of achievement of such clinical milestone. See Note 2 of the notes to the consolidated financial statements for additional detail related to the stock price appreciation milestone payments.

- Under a license agreement with Dana Farber Cancer Institute, pursuant to which we license certain patent applications relating to novel antibody fragments that bind the alpha-3 domain of MICA/B, we are required to make annual maintenance payments and payments based upon development, regulatory and commercial milestones for any products covered by the in-licensed intellectual property. The maximum aggregate milestone payments we may be obligated to make per product are $25 million. We will also be required to pay a royalty on net sales of products covered by the in-licensed intellectual property in the low single digits. The royalty is subject to reduction for any third-party payments required to be made, with a minimum floor in the low single digits. We have the right to sublicense our rights under these agreements, and we will be required to pay a percentage of any sublicense income.

- Under a license agreement with Baylor College of Medicine, pursuant to which we license certain patents relating to the composition and use of a novel allo-immune defense receptor (ADR), we are required to make annual maintenance payments and payments based upon development, regulatory and commercial milestones for any products covered by the in-licensed intellectual property. The maximum aggregate milestone payments we may be obligated to make per product are $7.0 million. We will also be required to pay a royalty on net sales of products covered by the in-licensed intellectual property in the low single digits. The royalty is subject to reduction for any third-party payments required to be made, with a minimum floor in the low single digits. We have the right to sublicense our rights under this agreement, and we will be required to pay a percentage of any sublicense income.

- Under a license agreement with Max Delbruck Center for Molecular Medicine (MDC), pursuant to which we license certain patents relating to novel humanized antibody fragments, antigen-binding domains and CAR constructs that uniquely target and specifically bind B-cell Maturation Antigen, we are required to make annual maintenance payments and payments based upon development, regulatory and commercial milestones for any products covered by the in-licensed intellectual property. The maximum aggregate milestone payments we may be obligated to make per product are $11.0 million. We will also be required to pay a royalty on net sales of products covered by the in-licensed intellectual property in the low single digits. The royalty is subject to reduction for any third-party payments required to be made, with a minimum floor in the low single digits. We have the right to sublicense our rights under this agreement, and we will be required to pay a percentage of any sublicense income.

We enter into contracts in the normal course of business, including with clinical sites, CROs, and other professional service providers for the conduct of clinical trials, contract manufacturers for the production of our product candidates, contract research service providers for preclinical research studies, professional consultants for expert advice and vendors for the sourcing of clinical and laboratory supplies and materials. These contracts generally provide for termination on notice, and therefore are cancelable contracts and not included in the table of contractual obligations and commitments.

## Inflation

Inflation has increased during the periods covered by this Annual Report on Form 10-K, and may continue to increase or remain elevated for the near future. Inflationary factors, such as increases in the prices of material, interest rates and cost of labor may adversely affect our operating results. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, we may experience some effect in the near future, especially if inflation rates rise.

## ITEM 7A. Quantitative and Qualitative Disclosures about Market Risk

Not applicable to smaller reporting companies.

**ITEM 8. Financial Statements and Supplementary Data**

**Report of Independent Registered Public Accounting Firm**

To the Stockholders and the Board of Directors of Fate Therapeutics, Inc.

**Opinion on the Financial Statements**

We have audited the accompanying consolidated balance sheets of Fate Therapeutics, Inc. (the Company) as of December 31, 2025 and 2024, the related consolidated statements of operations and comprehensive loss, convertible preferred stock and stockholders' equity and cash flows for each of the two years in the period ended December 31, 2025, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

**Basis for Opinion**

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

**Critical Audit Matter**

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the account or disclosure to which it relates.

***Accrued research and development expenses – clinical trials***

| | |
|---|---|
| *Description of the Matter* | The Company recorded research and development expenses of $107.8 million for the year ended December 31, 2025. Research and development costs are expensed as incurred. Research and development costs include fees paid to contract research organizations, investigative sites and sponsored research organizations that conduct certain research and development activities on the Company's behalf for clinical trials. |
| | Auditing the Company's research and development expenses and related accruals was challenging due to the complex nature of evaluating the completeness and accuracy of the expenses and accruals. Research and development expenses are recognized as the services are being performed by the vendors, which requires management to accurately reflect the cost of services performed by vendors, such as patient enrollment and treatment at several investigative sites. |
| *How We Addressed the Matter in Our Audit* | To test the clinical trial expenses and related accruals, our audit procedures included, among others, confirming with a sample of vendors the progress of activities under research and development contracts at period end, testing a sample of invoices from vendors providing clinical services, testing a sample of cash disbursements after period end to assess the completeness of the expense recognition, and testing a sample of research and development expenses recorded during the period and evaluating the timing and amount of the expense recognition. |

/s/ Ernst & Young, LLP

We have served as the Company's auditor since 2009.

San Diego, California

February 26, 2026

# Fate Therapeutics, Inc.

## Consolidated Balance Sheets

## (In thousands, except par value and share data)

|  | December 31, | |
|---|---:|---:|
|  | **2025** | **2024** |
| **Assets** | | |
| Current assets: | | |
| Cash and cash equivalents | $ 46,628 | $ 36,056 |
| Accounts receivable | 916 | 3,539 |
| Short-term investments | 157,029 | 243,012 |
| Prepaid expenses and other current assets | 4,131 | 9,302 |
| Total current assets | 208,704 | 291,909 |
| Long-term investments | 1,472 | 27,657 |
| Property and equipment, net | 56,925 | 64,384 |
| Operating lease right-of-use assets | 41,609 | 46,508 |
| Restricted cash | 10,227 | 10,227 |
| Other assets | — | 9 |
| Total assets | $ 318,937 | $ 440,694 |
| **Liabilities and Stockholders' Equity** | | |
| Current liabilities: | | |
| Accounts payable | $ 2,656 | $ 9,365 |
| Accrued expenses | 20,024 | 21,348 |
| CIRM award liability, current portion | 8,448 | — |
| Deferred revenue | 381 | 393 |
| Operating lease liabilities, current portion | 4,562 | 7,416 |
| Total current liabilities | 36,071 | 38,522 |
| CIRM award liability, net of current portion | 2,112 | 5,070 |
| Operating lease liabilities, net of current portion | 73,287 | 77,849 |
| Stock price appreciation milestones | 283 | 527 |
| Commitments and contingencies | | |
| Stockholders' equity: | | |
| Preferred stock, $0.001 par value; authorized shares—5,000,000; Class A Convertible Preferred shares issued and outstanding—2,755,086 at December 31, 2025 and December 31, 2024 | 3 | 3 |
| Common stock, $0.001 par value; authorized shares—350,000,000 at December 31, 2025 and 250,0000,000 at December 31, 2024; issued and outstanding—115,359,735 at December 31, 2025 and 113,928,279 at December 31, 2024 | 115 | 114 |
| Additional paid-in capital | 1,741,259 | 1,716,335 |
| Accumulated other comprehensive income | 116 | 268 |
| Accumulated deficit | (1,534,309) | (1,397,994) |
| Total stockholders' equity | 207,184 | 318,726 |
| Total liabilities and stockholders' equity | $ 318,937 | $ 440,694 |

See accompanying notes.

## Fate Therapeutics, Inc.

## Consolidated Statements of Operations and Comprehensive Loss

## (In thousands, except share and per share data)

| | For the Years Ended December 31, | |
| --- | --- | --- |
| | 2025 | 2024 |
| Collaboration revenue | $ 6,646 | $ 13,631 |
| Operating expenses: | | |
| Research and development | 107,829 | 135,001 |
| General and administrative | 46,521 | 74,169 |
| Impairment loss | — | 14,737 |
| Total operating expenses | 154,350 | 223,907 |
| Loss from operations | (147,704) | (210,276) |
| Other income: | | |
| Interest income | 11,052 | 17,288 |
| Change in fair value of stock price appreciation milestones | 244 | 819 |
| Other income | 93 | 5,907 |
| Total other income | 11,389 | 24,014 |
| Net loss | $ (136,315) | $ (186,262) |
| Other comprehensive gain: | | |
| Unrealized gain (loss) on available-for-sale securities, net | (152) | 253 |
| Comprehensive loss | $ (136,467) | $ (186,009) |
| Net loss per common share, basic and diluted | $ (1.15) | $ (1.64) |
| Weighted–average common shares used to compute basic and diluted net loss per share | 118,789,974 | 113,685,177 |

See accompanying notes.

## Fate Therapeutics, Inc.

## Consolidated Statements of Convertible Preferred Stock and Stockholders' Equity

## (In thousands, except share data)

| | Convertible Preferred Stock | | Common Stock | | Additional Paid-in | Accumulated Other Comprehensive | Accumulated | Total Stockholders' |
|---|---|---|---|---|---|---|---|---|
| | Shares | Amount | Shares | Amount | Capital | Gain (Loss) | Deficit | Equity |
| Balance at December 31, 2023 | 2,761,108 | $ 3 | 98,627,076 | $ 99 | $1,580,032 | $ 15 | $ (1,211,732) | $ 368,417 |
| Exercise of stock options, net of issuance costs | — | — | 45,438 | — | 295 | — | — | 295 |
| Issuance of common stock upon vesting of restricted stock units | — | — | 680,201 | — | — | — | — | — |
| Conversion of preferred shares to common stock | (6,022) | — | 30,110 | — | — | — | — | — |
| Stock–based compensation | — | — | — | — | 41,496 | — | — | 41,496 |
| Public offering of common stock and issuance of pre-funded warrants, net of offering costs | — | — | 14,545,454 | 15 | 74,516 | — | — | 74,531 |
| Private placement of pre-funded warrants | — | — | — | — | 19,996 | — | — | 19,996 |
| Unrealized gain on investments, net | — | — | — | — | — | 253 | — | 253 |
| Net loss | — | — | — | — | — | — | (186,262) | (186,262) |
| Balance at December 31, 2024 | 2,755,086 | 3 | 113,928,279 | 114 | 1,716,335 | 268 | (1,397,994) | 318,726 |
| Exercise of stock options, net of issuance costs | — | — | 832 | — | — | — | — | — |
| Issuance of common stock upon vesting of restricted stock units | — | — | 1,430,624 | 1 | — | — | — | 1 |
| Stock–based compensation | — | — | — | — | 24,924 | — | — | 24,924 |
| Unrealized loss on investments, net | — | — | — | — | — | (152) | — | (152) |
| Net loss | — | — | — | — | — | — | (136,315) | (136,315) |
| Balance at December 31, 2025 | 2,755,086 | $ 3 | 115,359,735 | $ 115 | $1,741,259 | $ 116 | $ (1,534,309) | $ 207,184 |

See accompanying notes

# Fate Therapeutics, Inc.

## Consolidated Statements of Cash Flows

### (in thousands)

| | Years Ended December 31, | |
| --- | --- | --- |
| | **2025** | **2024** |
| **Operating activities:** | | |
| Net loss | $ (136,315) | $ (186,262) |
| Adjustments to reconcile net loss to net cash used in operating activities | | |
| Depreciation and amortization | 12,901 | 18,962 |
| Stock–based compensation | 24,924 | 41,496 |
| Accretion and amortization of premiums and discounts on investments, net | (3,606) | (9,080) |
| Deferred revenue | (12) | (892) |
| Change in fair value of stock price appreciation milestones | (244) | (819) |
| Impairment of long-lived assets | — | 14,737 |
| Loss on disposal of property and equipment | 9 | 942 |
| Changes in assets and liabilities: | | |
| Accounts receivable | 2,624 | (1,113) |
| Prepaid expenses and other assets | 5,179 | 5,237 |
| Accounts payable and accrued expenses | (9,027) | (1,661) |
| Right-of-use assets and lease liabilities, net | (2,517) | (4,421) |
| Net cash used in operating activities | (106,084) | (122,874) |
| **Investing activities** | | |
| Proceeds from sale of property and equipment | 362 | — |
| Purchases of property and equipment | (5,953) | (730) |
| Purchases of investments | (195,143) | (317,750) |
| Maturities of investments | 311,900 | 330,698 |
| Net cash provided by investing activities | 111,166 | 12,218 |
| **Financing activities** | | |
| Issuance of common stock from equity incentive plans, net of issuance costs | — | 295 |
| Proceeds from public offering of common stock, net of issuance costs | — | 74,531 |
| Proceeds from issuance of pre-funded warrants, net of issuance costs | — | 19,996 |
| Proceeds from FT819 CIRM award | 1,490 | 5,070 |
| Proceeds from FT836 CIRM award | 4,000 | — |
| Net cash provided by financing activities | 5,490 | 99,892 |
| Net change in cash, cash equivalents and restricted cash | 10,572 | (10,764) |
| Cash, cash equivalents and restricted cash at beginning of the year | 46,283 | 57,047 |
| Cash, cash equivalents and restricted cash at end of the year | $ 56,855 | $ 46,283 |
| **Supplemental schedule of noncash investing and financing activities** | | |
| Purchases of property and equipment in accounts payable | $ — | $ 140 |

See accompanying notes.

# Fate Therapeutics, Inc.

## Notes to Consolidated Financial Statements

## 1. Organization and Summary of Significant Accounting Policies

### Organization

Fate Therapeutics, Inc. (the Company) was incorporated in the state of Delaware on April 27, 2007 and has its principal operations in San Diego, California. The Company is a clinical-stage biopharmaceutical company dedicated to bringing off-the-shelf, multiplexed-engineered, induced pluripotent stem cell (iPSC)-derived cellular immunotherapies to patients.

As of December 31, 2025, the Company has devoted substantially all of its efforts to product development, raising capital and building infrastructure and has not generated any revenues from any sales of its therapeutic product candidates. To date, the Company's revenues have been derived from collaboration agreements and government grants.

### Corporate Restructuring

In August 2025, the Company implemented a corporate restructuring to streamline operations, reduce operating expenses, and extend cash runway. In connection with the restructuring, the Company committed to a reduction in total workforce. Affected employees were informed on August 12, 2025. The Company incurred charges of $1.1 million during the year ended December 31, 2025 for severance and other employee termination-related costs, of which $0.9 million were related to research and development expenses and $0.2 million were related to general and administrative expenses. All restructuring and related expenses have been fully recognized and paid by the Company.

### Use of Estimates

The Company's consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States (U.S. GAAP). The preparation of the Company's consolidated financial statements requires management to make estimates and assumptions that impact the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities in the Company's consolidated financial statements and accompanying notes. The most significant estimates and assumptions in the Company's consolidated financial statements relate to its obligations, contracts containing leases, accrued expenses, and stock price appreciation milestone. Although these estimates are based on the Company's knowledge of current events and actions it may undertake in the future, actual results may ultimately materially differ from these estimates and assumptions.

### Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.

### Fair Value of Financial Instruments

The Company's financial instruments consist primarily of cash and cash equivalents, marketable securities, accounts receivable, stock price appreciation milestones, accounts payable, and accrued liabilities. The carrying amounts of accounts receivable, accounts payable and accrued liabilities are considered to be representative of their respective fair values because of the relatively short-term nature of those instruments.

The accounting guidance defines fair value, establishes a consistent framework for measuring fair value and expands disclosure for each major asset and liability category measured at fair value on either a recurring or nonrecurring basis. Fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, the accounting guidance establishes a three- tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1: Observable inputs such as quoted prices in active markets;

Level 2: Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and

Level 3: Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

Assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurements. The Company reviews the fair value hierarchy classification on a quarterly basis.

## Cash, Cash Equivalents and Restricted Cash

Cash and cash equivalents include cash in readily available operating accounts, money market accounts and money market funds. The Company considers all highly liquid investments with an original maturity of three months or less from the date of purchase to be cash equivalents.

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the consolidated balance sheets that sum to the total of the same such amounts shown in the consolidated statements of cash flows as of December 31, 2025 and 2024 (in thousands):

|  | Years Ended December 31, | |
|  | 2025 | 2024 |
| --- | --- | --- |
| Cash and cash equivalents | $ 46,628 | $ 36,056 |
| Restricted cash | 10,227 | 10,227 |
| Total cash, cash equivalents, and restricted cash shown in the consolidated statement of cash flows | $ 56,855 | $ 46,283 |

For each of the years ended December 31, 2025 and 2024, the restricted cash balance includes a cash-collateralized irrevocable standby letter of credit for $10.2 million associated with the Company's facilities leases.

## Investments

Investments are accounted for as available-for-sale securities and are carried at fair value on the consolidated balance sheets. Upon initial recognition of the investment and at each reporting period, the Company evaluates whether any unrealized losses on investments are attributable to a credit loss or other factors. Any unrealized losses attributable to credit loss are recorded through an allowance for credit losses, limited to the amount by which the fair value is below amortized cost, with the offsetting amount recorded in other income or expense in the consolidated statement of operations and comprehensive loss. Unrealized losses not attributable to an expected credit loss and unrealized gains on investments are recorded in other comprehensive income (loss) on the consolidated statements of operations and comprehensive loss. Realized gains and losses, if any, on investments classified as available-for-sale securities are included in other income or expense.

The amortized cost of investments classified as available-for-sale debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization and accretion are included in interest income. The cost of securities sold is based on the specific identification method. Interest and dividends on securities classified as available-for-sale are included in interest income.

## Concentration of Credit Risk

Financial instruments, which potentially subject the Company to a significant concentration of credit risk, consist primarily of cash, cash equivalents, and investments. The Company maintains deposits in federally insured financial institutions in excess of federally insured limits. The Company has not experienced any losses in such accounts and management believes that the Company is not exposed to significant credit risk due to the financial position of the depository institutions in which those deposits and investments are held.

## Property and Equipment

Property and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful lives of the assets (generally two to five years) and generally consist of furniture and fixtures, computers, scientific and office equipment. Leasehold improvements are depreciated over the lesser of the estimated useful life of the improvement or the associated lease term. Repairs and maintenance costs are charged to expense as incurred.

## Impairment of Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The long-lived asset evaluation is performed at the asset group level (i.e., the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities). Recoverability of these assets is measured by a comparison of the carrying amounts to the future undiscounted cash flows the assets are expected to generate from their use and eventual disposition. If the carrying amount is not recoverable, the carrying amount of such assets is reduced to fair value. During 2024, the Company identified an indicator of impairment of its long-lived assets due to a sustained decline in the trading price of the Company's common stock over the preceding year, resulting in the Company's market capitalization being below its net asset value. The Company utilized observed market lease rates for comparable properties to estimate the fair value of the right-of-use asset and leasehold improvements. The Company utilized trend factors applied to historical costs, estimates of economic depreciation, normal useful lives, and benchmark values for orderly liquidations of the assets in secondary markets to estimate the fair value of the property and equipment. As a result of its fair value analysis, the Company recorded a $13.4 million impairment charge on its property and equipment and a $1.3 million impairment charge on its right-of-use asset in the statement of operations during the year ended December 31, 2024. No impairment was recorded during the year ended December 31, 2025.

## Collaborative Arrangements

The Company analyzes its collaboration arrangements to assess whether they are within the scope of ASC Topic 808, Collaborative Arrangements (ASC 808), to determine whether such arrangements involve joint operating activities performed by parties that are both active participants in the activities and exposed to significant risks and rewards that are dependent on the commercial success of such activities. To the extent the arrangement is within the scope of ASC 808, the Company assesses whether aspects of the arrangement between the Company and its collaboration partner are within the scope of other accounting literature, including ASC Topic 606, Revenue from Contracts with Customers (ASC 606). If it is concluded that some or all aspects of the arrangement represent a transaction with a customer, the Company will account for those aspects of the arrangement within the scope of ASC 606.

ASC 808 provides guidance for the presentation and disclosure of transactions in collaborative arrangements, but it does not provide recognition or measurement guidance. Therefore, if the Company concludes a counterparty to a transaction is not a customer or otherwise not within the scope of ASC 606, the Company considers the guidance in other accounting literature as applicable or by analogy to account for such transaction. The classification of transactions under the Company's arrangements is determined based on the nature and contractual terms of the arrangement along with the nature of the operations of the participants.

## Revenue Recognition

The Company analyzes its collaboration arrangements to assess whether they are within the scope of ASC 808, to determine whether such arrangements involve joint operating activities performed by parties that are both active participants in the activities and exposed to significant risks and rewards that are dependent on the commercial success of such activities. If the Company concludes that some or all aspects of the arrangement represent a transaction with a customer, the Company accounts for those aspects of the arrangement within the scope of ASC 606.

For arrangements attributable to ASC 606, the Company recognizes revenue in a manner that depicts the transfer of control of a product or a service to a customer and reflects the amount of the consideration the Company is entitled to receive in exchange for such product or service. In doing so, the Company follows a five-step approach: (i) identify the contract with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations, and (v) recognize revenue when (or as) the customer obtains control of the product or service.

## Leases

The Company determines if a contract contains a lease at the inception of the contract. The Company currently has leases related to its facilities leased for office and laboratory space, which are classified as operating leases. These leases result in operating right-of-use (ROU) assets, current operating lease liabilities, and non-current operating lease liabilities in the Company's consolidated balance sheets. The Company does not have any financing leases. Leases with a term of 12 months or less are considered short-term and ROU assets and lease obligations are not recognized. Payments associated with short-term leases are expensed on a straight-line basis over the lease term.

Lease liabilities represent an obligation to make lease payments arising from the lease and ROU assets represent the right to use the underlying asset identified in the lease for the lease term. Lease liabilities are measured at the present value of the lease payments not yet paid discounted using the discount rate for the lease established at the lease commencement date. To determine the present value, the implicit rate is used when readily determinable. For those leases where the implicit rate is not provided, the Company determines an incremental borrowing rate based on the information available at the lease commencement date in determining the present value of lease payments. ROU assets are measured as the present value of the lease payments and also include any prepaid lease payments made and any other indirect costs incurred, and exclude any lease incentives received. Lease terms may include the impact of options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense for operating leases is recognized on a straight-line basis over the lease term. The Company aggregates all lease and non-lease components for each class of underlying assets into a single lease component.

## Stock Price Appreciation Milestones

The Company estimates the fair value of the stock price appreciation milestones associated with the Amended and Restated Exclusive License Agreement with Memorial Sloan Kettering Cancer Center (MSKCC) using a Monte Carlo simulation model, which relies on the Company's current stock price as well as significant estimates and assumptions to determine the estimated liability associated with the contingent milestone payments. The Company accounts for the fair value of the stock price appreciation milestones in accordance with ASC 815, Derivatives and Hedging, with fair value marked to market at each reporting date. The assumptions used to calculate the fair value of the stock price appreciation milestones are subject to a significant amount of judgment including the probability of achieving a specified clinical milestone, the expected volatility of the Company's common stock, the risk-free interest rate, and the estimated term, which is based in part on the last valid patent claim date. The Company remeasures the fair value of the stock price appreciation milestones at each balance sheet date, with changes in fair value recorded in earnings as non-operating income or expense on the consolidated statements of operations and comprehensive loss.

## Stock-Based Compensation

Stock-based compensation expense represents the cost of the grant date fair value of employee stock option and restricted stock unit grants recognized over the requisite service period of the awards (usually the vesting period) on a straight-line basis. Performance-based stock units/awards represent a right to receive a certain number of shares of the Company's common stock based on the achievement of corporate performance goals and continued employment during the vesting period. At each reporting period, and to the extent achievement of one or any of the performance conditions is probable, the Company reassesses the probability of the achievement of such corporate performance goals and any increase or decrease in stock-based compensation expense resulting from an adjustment in the estimated shares to be released is treated as a cumulative catch-up in the period of adjustment. For stock awards for which vesting is subject to both performance-based milestones and market conditions, expense is recorded over the derived service period after the point when the achievement of the performance-based milestone is probable or the performance condition has been achieved.

The Company estimates the fair value of stock option grants using the Black-Scholes option pricing model, with the exception of option grants for which vesting is subject to both performance-based milestones and market conditions, which are valued using a lattice-based model. The fair value of restricted stock units, including performance-based restricted stock units, is based on the closing price of the Company's common stock as reported on the Nasdaq Global Market on the date of grant. The Company recognizes forfeitures for all awards as such forfeitures occur.

## Income Taxes

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company recognizes net deferred tax assets to the extent that the Company believes these assets are more likely than not to be realized. In making such a determination, management considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If management determines that the Company would be able to realize its deferred tax assets in the future in excess of their net recorded amount, management would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

The Company records uncertain tax positions on the basis of a two-step process whereby (1) management determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more- likely-than-not recognition threshold, management recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company recognizes interest and penalties related to unrecognized tax benefits within income tax expense. Any accrued interest and penalties are included within the related tax liability.

## Comprehensive Loss

Comprehensive loss is defined as a change in equity during a period from transactions and other events and circumstances from non‑owner sources. Other comprehensive loss includes unrealized gains and losses on available-for-sale securities.

## Net Loss Per Common Share

Basic net loss per common share is calculated by dividing the net loss by the weighted-average number of common shares outstanding for the period, without consideration for common stock equivalents. The pre-funded warrants associated with the January 2021 public equity offering and the private placement concurrent with the March 2024 public equity offering (see Note 9) are considered outstanding shares in the basic earnings per share calculation given their nominal exercise price. Dilutive common stock equivalents comprise convertible preferred stock, warrants for the purchase of common stock, and common stock options and restricted stock units outstanding under the Company's stock option plans. For all periods presented, there is no difference in the number of common shares used to calculate basic and diluted common shares outstanding due to the Company's net loss position.

Basic and diluted net loss per share attributable to stockholders for the years ended December 31, 2025 and 2024 are calculated as follows (in thousands, except share and per share data):

|  | For the Years Ended December 31, | |
|  | 2025 | 2024 |
|---|---|---|
| **Numerator:** | | |
| Net loss | $ (136,315) | $ (186,262) |
| **Denominator:** | | |
| **Shares used to compute net loss per share, basic and diluted** | | |
| Weighted-average common shares outstanding | 114,896,300 | 110,596,272 |
| Weighted-average pre-funded warrants | 3,893,674 | 3,088,905 |
| Weighted-average common shares outstanding used to compute basic and diluted net loss per share | $ 118,789,974 | 113,685,177 |
| **Net loss per share, basic and diluted** | | |
| Basic and diluted | $ (1.15) | $ (1.64) |

Potentially dilutive securities that are not included in the calculation of diluted net loss per common share because to do so would be anti-dilutive are as follows (in common stock equivalent shares):

|  | As of December 31, | |
|  | 2025 | 2024 |
|---|---|---|
| Convertible preferred stock | 13,775,430 | 13,775,430 |
| Outstanding options to purchase common stock | 12,400,620 | 10,722,674 |
| Outstanding restricted stock awards | 6,635,820 | 6,214,064 |
| Total | 32,811,870 | 30,712,168 |

## Going Concern Assessment

Substantial doubt about an entity's ability to continue as a going concern exists when relevant conditions and events, considered in the aggregate, indicate that it is probable that the entity will be unable to meet its obligations as they become due within one year from the financial statement issuance date. The Company determined that there are no conditions or events that raise substantial doubt about its ability to continue as a going concern for a period of at least twelve months from the date of issuance of these financial statements.

## Recently Adopted Accounting Pronouncements

In December 2023, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which improves the transparency of income tax disclosures by requiring consistent categories and greater disaggregation of information in the effective tax rate reconciliation and income taxes paid disaggregated by jurisdiction. It also includes certain other amendments to improve the effectiveness of income tax disclosures. The Company prospectively adopted ASU 2023-09 during the year ended December 31, 2025. The adoption of ASU 2023-09 did not have a material impact on the consolidated financial statements.

**Recently Issued Accounting Pronouncements**

In November 2024, the FASB issued ASU 2024-03, *Income Statement: Reporting Comprehensive Income- Expense Disaggregation Disclosures*, which requires detailed information about specified categories of expenses included in certain expense captions presented on the face of the income statement, as well as disclosures about selling expenses. This ASU is effective for fiscal years beginning after December 15, 2026 and for interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The amendments may be applied either (1) prospectively to financial statements issued for reporting periods after the effective date of this ASU or (2) retrospectively to all prior periods presented in the financial statements. The Company is currently evaluating this guidance to determine the impact it may have on its consolidated financial statements disclosures.

## 2. Collaboration and License Agreements

### Ono Collaboration and Option Agreement

On September 14, 2018, the Company entered into a Collaboration and Option Agreement (the Ono Agreement) with Ono Pharmaceutical Co., Ltd. (Ono) for the joint development and commercialization of two off-the-shelf, iPSC-derived CAR T-cell product candidates (Candidate 1 and Candidate 2). Pursuant to the terms of the Ono Agreement, the Company received an upfront, non-refundable and non-creditable payment of $10.0 million. Additionally, the Company was entitled to receive funding for the conduct of research and preclinical development under a joint development plan, which fees were estimated to be $20.0 million in aggregate.

In December 2020, the Company entered into a letter agreement with Ono (the Ono Letter Agreement) pursuant to which Ono delivered proprietary antigen binding domains targeting an antigen expressed on certain solid tumors for incorporation into Candidate 2 and paid the Company a milestone fee of $10.0 million for further research and preclinical development of Candidate 2. In addition, Ono terminated all further research and preclinical development with respect to Candidate 1, and the Company retained all rights to research, develop and commercialize Candidate 1 throughout the world without any obligation to Ono.

In June 2022, the Company entered into an amendment with Ono to the Ono Agreement (the 2022 Ono Amendment). Pursuant to the 2022 Ono Amendment, the companies agreed to designate an additional antigen expressed on certain solid tumors for research and preclinical development, and Ono agreed to contribute proprietary antigen binding domains targeting such additional solid tumor antigen (Candidate 3). In addition, for both Candidate 2 and Candidate 3, Ono and the Company expanded the scope of the collaboration to include the research and preclinical development of iPSC-derived CAR NK cell product candidates (in addition to iPSC-derived CAR T-cell product candidates) targeting the designated solid tumor antigens. Similar to Candidate 2, the Company granted to Ono, during a specified period of time, a preclinical option (Candidate 3 Development Option) to obtain an exclusive license under certain intellectual property rights, subject to payment of an option exercise fee to the Company by Ono, to further develop and commercialize Candidate 3 in all territories of the world, where the Company retains rights to co-develop and co-commercialize Candidate 3 in the United States and Europe under a joint arrangement with Ono pursuant to which the Company is eligible to share at least 50% of the profits and losses. The Candidate 3 Development Option represents an option with no material right. Under the 2022 Ono Amendment, aggregate estimated research and preclinical development fees were increased by approximately $9.3 million, for a total estimated $29.3 million in aggregate research and preclinical development fees over the course of the joint development plan.

In November 2022, Ono exercised its option to obtain a license to develop and commercialize Candidate 2 (the Candidate 2 Development Option). The Company exercised its option (the CDCC Option) to co-develop and co-commercialize Candidate 2 in the United States and Europe. As a result, the Company recognized an option exercise fee of $12.5 million from Ono during the year ended December 31, 2022. The Company received the option exercise fee payment during the year ended December 31, 2023. The Company and Ono are proceeding under a joint development plan for the ongoing development of Candidate 2. At the inception of the Ono Agreement, the Company determined the Candidate 2 Development Option represented an option with no material right that is distinct and separable from the ongoing development of Candidate 2 being performed by the parties. As such, the option exercise was treated as a separate contract with a single performance obligation of granting and delivering Ono a license to further develop and commercialize Candidate 2. The Company has completed its performance obligation with respect to the Candidate 2 Development Option and accordingly, recognized the Option Exercise Payment as revenue for the year ended December 31, 2022. The costs of this joint development plan are accounted for in accordance with ASC 808, and cost sharing payments to the Company from Ono are recorded net into research and development expenses. In addition, in connection with the ongoing joint development of Candidate 2, the Company is eligible to receive additional payments upon the achievement of certain clinical, regulatory, and commercial milestones (as further described below).

In November 2023, the Company entered into an amendment with Ono to the Ono Agreement (the 2023 Ono Amendment). Under the 2023 Ono Amendment, aggregate estimated research and preclinical development fees payable by Ono to the Company for Candidate 3 were increased by approximately $1.4 million, for a total estimated $30.7 million in aggregate research and preclinical development fees over the course of the joint development plan.

In May 2024, following Ono's exercise of the Candidate 2 Development Option and grant of the development and commercialization license, the Company achieved a $5.0 million clinical development milestone for Candidate 2 and the Company recognized such amount as revenue during the nine months ended September 30, 2024.

In August 2024, the Company entered into an amendment with Ono to the Ono Agreement (the 2024 Ono Amendment). Under the 2024 Ono Amendment, aggregate estimated research and preclinical development fees payable by Ono to the Company for Candidate 3 were increased by approximately $7.3 million, for a total estimated $38.0 million in aggregate research and preclinical development fees over the course of the joint development plan.

In June 2025, the Company entered into an amendment with Ono to the Ono Agreement (the 2025 Ono Amendment, and collectively with the 2024 Ono Amendment, 2023 Ono Amendment, and 2022 Ono Amendment, the Ono Amendments). Under the 2025 Ono Amendment, aggregate estimated research and preclinical development fees payable by Ono to the Company for Candidate 3 were increased by approximately $6.5 million, for a total estimated $44.5 million in aggregate research and preclinical development fees over the course of the joint development plan. The Company will continue to receive committed funding under the joint development plan from Ono through June 2026. The Candidate 3 Development Option expires upon the achievement of the pre-defined preclinical milestone under the joint development plan.

Under the terms of the Ono Agreement (as amended by the Ono Amendments), for Candidate 2 and for Candidate 3 (subject to exercise by Ono of its Candidate 3 Development Option), the Company is eligible to receive additional payments upon the achievement of certain clinical, regulatory and commercial milestones (the Ono Milestones) with respect to each Candidate in an amount up to $843.0 million in aggregate, with the applicable milestone payments for the United States and Europe subject to reduction by 50% if the Company elects to co-develop and co-commercialize the Candidate in the United States and Europe as described above. In addition, in those territories where Ono has exclusive rights of commercialization, the Company is eligible to receive tiered royalties (Royalties) ranging from the mid-single digits to the low-double digits based on annual net sales by Ono for each Candidate in such territories, with the Royalties subject to certain reductions.

The Ono Agreement will terminate with respect to a Candidate if Ono does not exercise its development option for the applicable candidate within the option period, or in its entirety if Ono does not exercise any of its development options for the Candidates within their respective option periods. In addition, either party may terminate the Ono Agreement in the event of breach, insolvency or patent challenges by the other party; provided, that Ono may terminate the Ono Agreement in its sole discretion (x) on a Candidate-by-Candidate basis at any time after the second anniversary of the effective date of the Ono Agreement or (y) on a Candidate-by-Candidate or country-by-country basis at any time after the expiration of the development option period, subject to certain limitations. The Ono Agreement will expire on a Candidate-by-Candidate and country-by-country basis upon the expiration of the applicable royalty term, or in its entirety upon the expiration of all applicable payment obligations under the agreement.

The Company determined that the Ono Agreement, Ono Letter Agreement, and Ono Amendments (collectively, the Ono Arrangement) were within the scope of ASC 808 and applicable to such guidance. The Company concluded that certain units of account, specifically the grant of a research license to certain intellectual property and the performance of research and preclinical development, within the Ono Arrangement represented a customer relationship and applied relevant guidance from ASC 606 to evaluate the appropriate accounting for those units of account. In accordance with this guidance, the Company identified its promised goods and services, including its grant of a research license to Ono to certain of its intellectual property subject to certain conditions, its conduct of research and preclinical development services, and its participation in a joint steering committee. The Company determined that its grant of a research license to Ono to certain of its intellectual property was not distinct from its conduct of research and preclinical development services and participation in a joint steering committee. Accordingly, the Company determined that the research license, the research and preclinical development services, and the participation in a joint steering committee during the development option period, should be accounted for as one combined performance obligation, and that the combined performance obligation is transferred over the expected term of the conduct of the research and preclinical development services. The Company also determined that, subject to the guidance of ASC 606, the license to develop and commercialize Candidate 2 upon exercise of the Candidate 2 Development Option was distinct and separable from the development and commercialization activities, which are accounted for under ASC 808. The termination of the Ono Agreement with respect to Candidate 1 did not impact this assessment.

In accordance with ASC 606, the Company determined that the amended transaction price for research and preclinical development under the Ono Arrangement equaled $54.5 million, consisting of the upfront, non-refundable and non-creditable payment of $10.0 million and the aggregate estimated research and preclinical development fees of $44.5 million. The Company also concluded that the milestone fee of $10.0 million paid by Ono to the Company for further research and preclinical development of Candidate 2 represented a variable consideration that was previously constrained. Both the upfront payment of $10.0 million and the Candidate 2 milestone fee of $10.0 million were recorded as deferred revenue and were recognized as revenue over time in conjunction with the Company's conduct of research and preclinical development services based on actual costs incurred as a percentage of the estimated total costs expected to be incurred over the expected term of conduct of the research and preclinical development services. The Company recorded the $5.0 million prepayment of the first-year research and preclinical development fees as deferred revenue, and such fees were recognized as revenue as the research and preclinical development services were delivered.

The Company recognized revenue of $6.6 million and $13.6 million under the Ono Arrangement during the years ended December 31, 2025 and 2024, respectively. During the year ended December 31, 2025, all of such revenue was associated with research and preclinical development services. During the year ended December 31, 2024, such revenue comprised $8.6 million associated with research and preclinical development services, and $5.0 million associated with the achievement of a clinical development milestone.

The Company recognized contra-research and development expense of $5.7 million associated with the joint development of Candidate 2 under the Ono Arrangement for the year ended December 31, 2025. During the year ended December 31, 2024, the Company recognized contra-research and development expense of $5.1 million.

**Memorial Sloan Kettering Cancer Center License Agreement**

On May 15, 2018, the Company entered into an Amended and Restated Exclusive License Agreement (the Amended MSKCC License) with MSKCC. The Amended MSKCC License amends and restates the Exclusive License Agreement entered into between the Company and MSKCC on August 19, 2016 (the Original MSKCC License), pursuant to which the Company entered into an exclusive license agreement with MSKCC for rights relating to compositions and methods covering iPSC-derived cellular immunotherapy, including T-cells and NK-cells derived from iPSCs engineered with chimeric antigen receptors (CARs).

Pursuant to the Amended MSKCC License, MSKCC granted to the Company additional licenses to certain patents and patent applications relating to new CAR constructs and off-the-shelf CAR T-cells, including the use of clustered regularly interspaced short palindromic repeat (CRISPR) and other innovative technologies for their production, in each case to research, develop, and commercialize licensed products in the field of all human therapeutic uses worldwide. The Company has the right to grant sublicenses to certain licensed rights in accordance with the terms of the Amended MSKCC License, in which case it is obligated to pay MSKCC a percentage of certain sublicense income received by the Company.

The Company is obligated to pay MSKCC an annual license maintenance fee during the term of the agreement, milestone payments upon the achievement of specified clinical, regulatory and commercial milestones for licensed products as well as royalty payments on net sales of licensed products.

In the event a licensed product achieves a specified clinical milestone, MSKCC is then eligible to receive certain milestone payments totaling up to $75.0 million based on the price of the Company's common stock, where the amount of such payments owed to MSKCC is contingent upon certain increases in the price of the Company's common stock following the date of achievement of such clinical milestone. These payments are based on common stock price multiples, with the numerator being the fair value of the ten-trading day trailing average closing price of the Company's common stock and the denominator being the ten-trading day trailing average closing price of the Company's common stock as of the effective date of the Amended MSKCC License, adjusted for any stock splits, cash dividends, stock dividends, other distributions, combinations, recapitalizations, or similar events. Under the terms of the Amended MSKCC License, upon a change of control of the Company, in certain circumstances, the Company may be required to pay a portion of these payments to MSKCC based on the price of the Company's common stock in connection with such change of control.

The following table summarizes the common stock multiples and the stock price appreciation milestone payments under the terms of the Amended MSKCC License:

| | 5.0x | 10.0x | 15.0x |
|---|---|---|---|
| Common stock multiple | | | |
| Ten-trading day trailing average common stock price | $ 50.18 | $ 100.36 | $ 150.54 |
| Stock price appreciation milestone payment (in millions) | $ 20.0 | $ 30.0 | $ 25.0 |

In July 2021, the Company achieved the specified clinical milestone for a licensed product under the Amended MSKCC License and the Company's ten-trading day trailing average common stock price exceeded the first, pre-specified threshold. As a result, the Company remitted the first milestone payment of $20.0 million to MSKCC during the year ended December 31, 2021.

To determine the estimated fair value of the remaining stock price appreciation milestones, the Company uses a Monte Carlo simulation methodology which models future Company common stock prices based on the current stock price and several key variables. The following variables were incorporated in the calculation of the estimated fair value of the stock price appreciation milestones as of December 31, 2025:

| | | Year Ended December 31, | | Year Ended December 31, |
| | | 2025 | | 2024 |
|---|---|---|---|---|
| Risk-free interest rate | | 4.3% | | 4.8% |
| Expected volatility | | 86.7% | | 85.3% |
| Estimated term (in years) | | 13.0 | | 14.0 |
| Closing stock price as of measurement date | $ | 0.98 | $ | 1.65 |

The key inputs to the Monte Carlo simulation to determine the fair value of the stock price appreciation milestones include the Company's stock price as of the measurement date; the estimated term which is based in part on the last valid patent claim date; the expected volatility of the Company's common stock, estimated using the Company's historical common stock volatility as of the remeasurement date; and the risk-free rate based on the U.S. Treasury yield for the estimated term determined. Fair value measurements are highly sensitive to changes in these inputs and significant changes could result in a significantly higher or lower fair value and resulting expense or gain.

At each balance sheet date, the Company remeasures the fair value of the stock price appreciation milestones, with changes in fair value recognized as a component of other income (expense) in the consolidated statements of operations and comprehensive loss. Amounts are included in current or non-current liabilities based on the estimated timeline associated with the individual potential payments. During the years ended December 31, 2025 and 2024, the Company recorded $0.2 million and $0.8 million of income, respectively, associated with the change in fair value of the stock price appreciation milestones. As of December 31, 2025 and 2024, the Company recorded a liability of $0.3 million and $0.5 million, respectively, associated with the stock price appreciation milestones for the Amended MSKCC License.

## 3. California Institute for Regenerative Medicine Award

### FT819 CIRM Award

In February 2024, the Company was awarded $7.9 million from the California Institute for Regenerative Medicine (CIRM) to support the conduct of the Company's Phase 1 study of FT819 in patients with systemic lupus erythematosus and, in April 2024, the Company executed an award agreement with CIRM (the FT819 CIRM Award). Pursuant to the terms of the FT819 CIRM Award, the Company is eligible to receive five disbursements in varying amounts from CIRM, with one disbursement receivable upon the execution of the award and four disbursements receivable based upon the completion of certain development milestones throughout the period of the award, which is estimated to be from April 1, 2024 to March 31, 2028 (the Award Period). Under the FT819 CIRM Award, the Company has certain obligations of co-funding and is required to provide CIRM progress and financial update reports throughout the Award Period.

Following the conclusion of the Award Period, the Company, in its sole discretion, has the option to treat the FT819 CIRM Award either as a loan or as a grant. If the Company does not elect to treat the FT819 CIRM Award as a loan within 10 years of the award date, the award will be considered a grant and the Company will be obligated to pay CIRM, on a quarterly basis, a low single-digit royalty on commercial sales of FT819 until such aggregate royalty payments equal nine times the total amount awarded to the Company under the FT819 CIRM Award.

Since the Company may, at its election, repay some or all of the FT819 CIRM Award, the Company accounts for the award as a liability until the time of election. As of December 31, 2025, the Company has received three disbursements under the FT819 CIRM Award in the aggregate amount of $6.6 million, which amount is recorded as a liability on the accompanying consolidated balance sheets. As of December 31, 2025, the total amount received is recorded as a CIRM liability in the consolidated balance sheets, with $5.3 million classified as current and the remaining $1.3 million as non-current, based on the portion expected to be payable within twelve months from the balance sheet date.

### FT836 CIRM Award

In January 2025, the Company was awarded $4.0 million from CIRM to support the conduct of preclinical and Investigational New Drug (IND)-enabling activities for FT836, and in May 2025, the Company executed an award agreement with CIRM (the FT836 CIRM Award). Pursuant to the terms of the FT836 CIRM Award, the Company is eligible to receive four disbursements in varying amounts from CIRM, with one disbursement receivable upon the execution of the award and three disbursements receivable based upon the completion of certain development milestones throughout the period of the award, which lasted from May 1, 2025 to October 31, 2025 (the FT836 Award Period). Under the FT836 CIRM Award, the Company has certain obligations of co-funding and is required to provide CIRM progress and financial update reports throughout the FT836 Award Period.

The Company, in its sole discretion, has the option to treat the FT836 CIRM Award either as a loan or as a grant. If the Company does not elect to treat the FT836 CIRM Award as a loan within 10 years of the award date, the award will be considered a grant and the Company will be obligated to pay CIRM, on a quarterly basis, a low single-digit royalty on commercial sales of FT836 until such aggregate royalty payments equal nine times the total amount awarded to the Company under the FT836 CIRM Award.

Since the Company may, at its election, repay some or all of the FT836 CIRM Award, the Company accounts for the award as a liability until the time of election. As of December 31, 2025, the Company has received four disbursements under the FT836 CIRM Award in the aggregate amount of $4.0 million. As of December 31, 2025, the total amount received is recorded as a CIRM liability in the consolidated balance sheets, with $3.2 million classified as current and the remaining $0.8 million as non-current, based on the portion expected to be payable within twelve months from the balance sheet date.

## 4. Investments

The Company invests portions of excess cash in United States treasuries, commercial paper, non-U.S. government securities, municipal securities, and corporate debt securities with maturities ranging from three to thirty-six months from the purchase date. These investments are accounted for as available-for-sale securities and are classified as short-term and long-term investments in the accompanying consolidated balance sheets based on each security's contractual maturity date. There were no significant realized losses on available-for-sale securities during the year ended December 31, 2025. As of December 31, 2025, the Company did not intend to sell the investments in an unrealized loss position and it was unlikely that the Company will be required to sell the investments before the recovery of their amortized cost basis.

The following table summarizes the Company's investments accounted for as available-for-sale securities as of December 31, 2025 and 2024 (in thousands):

| | Maturity (in years) | Amortized Cost | | Unrealized Losses | | Unrealized Gains | | Estimated Fair Value | |
|---|---|---|---|---|---|---|---|---|---|
| **December 31, 2025** | | | | | | | | | |
| Classified as current assets: | | | | | | | | | |
| Money market fund | 1 or less | $ | 31,693 | $ | — | $ | — | $ | 31,693 |
| U.S. Treasury debt securities | 1 or less | | 33,740 | | — | | 39 | | 33,779 |
| Non-US government securities | 1 or less | | 3,245 | | — | | 2 | | 3,247 |
| Corporate debt securities | 1 or less | | 86,167 | | (15) | | 86 | | 86,238 |
| Commercial paper | 1 or less | | 41,941 | | (10) | | 10 | | 41,941 |
| Total short-term investments | | $ | 196,786 | $ | (25) | $ | 137 | $ | 196,898 |
| Classified as non-current assets: | | | | | | | | | |
| Corporate debt securities | Greater than 1 | $ | 1,468 | $ | — | $ | 4 | $ | 1,472 |
| Total long-term investments | | $ | 1,468 | $ | — | $ | 4 | $ | 1,472 |
| | | | | | | | | | |
| **December 31, 2024** | | | | | | | | | |
| Classified as current assets: | | | | | | | | | |
| Money market fund | 1 or less | $ | 29,491 | $ | — | $ | — | $ | 29,491 |
| U.S. Treasury debt securities | 1 or less | | 40,206 | | (6) | | 91 | | 40,291 |
| Non-US government securities | 1 or less | | 2,994 | | — | | 1 | | 2,995 |
| Municipal securities | 1 or less | | 2,490 | | — | | 2 | | 2,492 |
| Corporate debt securities | 1 or less | | 170,169 | | (70) | | 228 | | 170,327 |
| Commercial paper | 1 or less | | 26,903 | | (10) | | 14 | | 26,907 |
| Total short-term investments | | $ | 272,253 | $ | (86) | $ | 336 | $ | 272,503 |
| Classified as non-current assets: | | | | | | | | | |
| U.S. Treasury debt securities | Greater than 1 | $ | 9,752 | $ | (9) | $ | 2 | $ | 9,745 |
| Corporate debt securities | Greater than 1 | | 17,887 | | (7) | | 32 | | 17,912 |
| Total long-term investments | | $ | 27,639 | $ | (16) | $ | 34 | $ | 27,657 |

As of December 31, 2025 and 2024, the Company had $0.7 million and $2.1 million, respectively, of accrued interest on investments recorded in prepaid expenses and other assets on the consolidated balance sheets.

The Company reviews its investment holdings at the end of each reporting period and evaluates any unrealized losses using the expected credit loss model to determine if the unrealized loss is a result of a credit loss or other factors. The Company also evaluates its investment holdings for impairment using a variety of factors including the Company's intent to sell the underlying securities prior to maturity and whether it is more likely than not that the Company would be required to sell the securities before the recovery of their amortized basis. During the years ended December 31, 2025 and 2024, the Company did not recognize any impairment or realized gains or losses on sales of investments, and the Company did not record an allowance for, or recognize, any expected credit losses.

## 5. Fair Value Measurements

The following tables presents the Company's financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2025 and 2024 (in thousands):

| | Total | Fair Value Measurements at Reporting Date Using | | |
| | | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) |
|---|---|---|---|---|
| **As of December 31, 2025:** | | | | |
| Financial assets: | | | | |
| Money market fund | $ 31,693 | $ 31,693 | $ — | $ — |
| U.S. Treasury debt securities | 33,779 | 33,779 | — | — |
| Non-US government securities | 3,247 | — | 3,247 | — |
| Corporate debt securities | 87,710 | — | 87,710 | — |
| Commercial paper | 41,941 | — | 41,941 | — |
| Total assets measured at fair value on a recurring basis | $ 198,370 | $ 65,472 | $ 132,898 | $ — |
| | | | | |
| Financial liabilities: | | | | |
| Stock price appreciation milestones | $ 283 | $ — | $ — | $ 283 |
| Total financial liabilities measured at fair value on a recurring basis | $ 283 | $ — | $ — | $ 283 |
| | | | | |
| **As of December 31, 2024:** | | | | |
| Financial assets: | | | | |
| Money market fund | $ 29,491 | $ 29,491 | $ — | $ — |
| U.S. Treasury debt securities | 50,036 | 50,036 | — | — |
| Non-US government securities | 2,995 | — | 2,995 | — |
| Municipal securities | 2,492 | — | 2,492 | — |
| Corporate debt securities | 188,239 | — | 188,239 | — |
| Commercial paper | 26,907 | — | 26,907 | — |
| Total assets measured at fair value on a recurring basis | $ 300,160 | $ 79,527 | $ 220,633 | $ — |
| | | | | |
| Financial liabilities: | | | | |
| Stock price appreciation milestones | $ 527 | $ — | $ — | $ 527 |
| Total financial liabilities measured at fair value on a recurring basis | $ 527 | $ — | $ — | $ 527 |

Level 1 assets consisted of money market funds and U.S. Treasury securities measured at fair value based on quoted prices in active markets as provided by the Company's investment managers.

Level 2 assets consisted of corporate debt securities, commercial paper, municipal securities, and non-U.S. government securities measured at fair value using standard observable inputs, including reported trades, broker/dealer quotes, and bids and/or offers. The Company validates the quoted market prices provided by its investment managers by comparing the investment managers' assessment of the fair values of the Company's investment portfolio balance against the fair values of the Company's investment portfolio balance obtained from an independent source.

There were no Level 3 assets held by the Company as of December 31, 2025.

Level 3 liabilities consisted of stock price appreciation milestones associated with the Amended MSKCC License as described in detail in Note 2.

The following table presents the changes in fair value of the Company's Level 3 stock price appreciation milestones liability (in thousands):

| | |
|---|---:|
| Balance at December 31, 2023 | $ 1,346 |
| Changes in fair value of stock price appreciation milestones liability | (819) |
| Balance at December 31, 2024 | $ 527 |
| Changes in fair value of stock price appreciation milestones liability | (244) |
| Balance at December 31, 2025 | $ 283 |

None of the Company's non-financial assets or liabilities are recorded at fair value on a non-recurring basis. No transfers between levels have occurred during the periods presented.

## 6. Property and Equipment

Property and equipment consist of the following (in thousands):

| | December 31, | |
|---|---:|---:|
| | 2025 | 2024 |
| Furniture and fixtures | $ 71 | $ 508 |
| Computer and office equipment | 1,822 | 2,444 |
| Software | 1,188 | 1,188 |
| Leasehold improvements—building | 62,355 | 59,485 |
| Scientific equipment | 27,712 | 35,895 |
| Total property and equipment, gross | 93,148 | 99,520 |
| Less accumulated depreciation and amortization | (36,223) | (35,136) |
| Total property and equipment, net | $ 56,925 | $ 64,384 |

During the year ended December 31, 2024, the Company recognized an impairment charge of $13.4 million of long-lived asset impairment described in Note 1 above, which was calculated as the difference between the fair value of the assets and its carrying value. The cost basis for these assets was updated to fair value. The fair value was based on a cost approach which utilized Level 3 non-recurring fair value inputs and assumptions.

Depreciation expense related to property and equipment was $12.9 million and $19.0 million, for the years ended December 31, 2025 and 2024, respectively.

## 7. Accrued Expenses

**Accrued Expenses**

Current accrued expenses consist of the following (in thousands):

| | December 31, | |
|---|---:|---:|
| | 2025 | 2024 |
| Accrued payroll and other employee benefits | $ 9,083 | $ 9,710 |
| Accrued clinical trial related costs | 6,529 | 5,279 |
| Accrued other | 4,412 | 6,359 |
| Total current accrued expenses | $ 20,024 | $ 21,348 |

## 8. Leases

The Company has lease agreements for office, laboratory and manufacturing spaces that are classified as operating leases on the consolidated balance sheets. These leases have original terms varying from six to approximately sixteen years, with renewal options of up to ten years, as well as early termination options. Extension and termination options are included in the total lease term when the Company is reasonably certain to exercise them. The leases are subject to additional variable charges, including common area maintenance, property taxes, property insurance and other variable costs. Given the variable nature of such costs, they are recognized as expense as incurred. Additionally, some of the Company's leases are subject to certain fixed fees which the Company has determined to be non-lease components. The Company has elected to combine and account for lease and non-lease components as a single-lease component for purposes of determining the total future lease payments.

In October 2024, the Company exercised its right of early termination for its Torrey Pines operating lease, which consists of 72,000 square feet of office, laboratory, and Good Manufacturing Practice (GMP) space. In connection with such exercise, the Company paid $2.5 million to its landlord during the year ended December 31, 2024. Termination of the lease, which previously extended through December 31, 2028, took effect on October 31, 2025.

As of December 31, 2025, future undiscounted minimum contractual payments under the Company's operating leases were $119.3 million, which will be paid over a remaining weighted-average lease term of 10.1 years. The weighted-average discount rate for the operating lease liabilities was 8.5%, which was the Company's incremental borrowing rate at lease commencement, as the discount rates implicit in the leases could not be readily determined.

The components of lease expense for the years ended December 31, 2025 and 2024 were as follows (in thousands):

|  | Years Ended December 31, | |
|  | 2025 | 2024 |
| --- | --- | --- |
| Straight-line lease expense | $ 11,844 | $ 12,737 |
| Variable lease expense | 3,186 | 3,733 |
| Total operating lease expense | $ 15,030 | $ 16,470 |

Future undiscounted minimum payments under the Company's operating leases as of December 31, 2025 are as follows (in thousands):

|  | Operating Lease Payments |
| --- | --- |
| Years Ending December 31, | |
| 2026 | $ 11,050 |
| 2027 | 11,382 |
| 2028 | 10,293 |
| 2029 | 10,602 |
| 2030 | 10,920 |
| Thereafter | 65,056 |
| Total undiscounted lease payments | $ 119,303 |
| Less: imputed interest | (41,454) |
| Total lease liability | $ 77,849 |

As described in Note 1 above, the Company incurred a $1.3 million impairment charge against its right-of-use asset during the year ended December 31, 2024. The Company applied a discounted cash flow method to estimate the fair value of the right-of-use asset, which represents Level 3 non-recurring fair value measurements. The estimated fair value of the was determined by discounting the estimated rental rates using market participant assumptions. No such expense was recognized for the year ended December 31, 2025. The Company's estimates and assumptions used to determine the estimated fair value of the asset group is subject to risks, uncertainties, and changes in circumstances that may result in adjustments and material changes to the estimated fair values in future periods.

## 9. Convertible Preferred Stock and Stockholders' Equity

### Convertible Preferred Stock

In November 2016, the Company completed a private placement of stock in which investors, including investors affiliated with the directors and officers of the Company, purchased convertible preferred stock and common stock of the Company (the November 2016 Placement). The Company issued 2,819,549 shares of Class A Convertible Preferred Stock, $0.001 par value per share (the Class A Preferred), at $13.30 per share, each of which is convertible into five shares of common stock upon certain conditions defined in the Certificate of Designation of Preferences, Rights and Limitations of the Class A Preferred filed with the Delaware Secretary of State on November 22, 2016 (the CoD). The Class A Preferred were purchased exclusively by entities affiliated with Redmile Group, LLC (collectively, Redmile). The terms of the CoD prohibited Redmile from converting the Class A Preferred into shares of the Company's common stock if, as a result of conversion, Redmile, together with its affiliates, would own more than 9.99% of the Company's common stock then issued and outstanding (the Redmile Percentage Limitation), which percentage could change at Redmile's election upon 61 days' notice to the Company to (i) any other number less than or equal to 19.99% or (ii) subject to approval of the Company's stockholders to the extent required in accordance with the Nasdaq Global Market rules, any number in excess of 19.99%. On May 2, 2017, the Company's stockholders approved the issuance of up to an aggregate of 14,097,745 shares of common stock upon the conversion of the outstanding shares of Class A Preferred. As a result, Redmile has the right to increase the Redmile Percentage Limitation to any percentage in excess of 19.99% at its election. The Company also issued 7,236,837 shares of common stock at $2.66 per share as part of the November 2016 Placement. In April 2023, the Company filed with the office of the Secretary of State of the State of Delaware a Certificate of Amendment to Certificate of Designation of Preferences, Rights and Limitations of Class A Convertible Preferred Stock which amends the definition of Beneficial Ownership Limitation to be 14.99% of the number of shares of the Company's common stock outstanding immediately after giving effect to the issuance of shares of common stock pursuant to a Notice of Conversion. In April 2023, 33,441 shares of Class A Preferred were converted into 167,205 shares of the Company's common stock. In December 2024, 6,022 shares of the Class A Preferred were converted into 30,110 shares of the Company's common stock. In July 2025, Redmile provided the Company with notice of its intent to increase the Redmile Percentage Limitation from 9.99% to 14.99%, which became effective August 31, 2025.

The Class A Preferred are non-voting shares and are convertible into five shares of the Company's common stock at a conversion price of $2.66 per share, which was the fair value of the Company's common stock on the date of issuance. Holders of the Class A Preferred have the same dividend rights as holders of the Company's common stock. Additionally, the liquidation preferences of the Class A Preferred are *pari passu* among holders of the Company's common stock and holders of the Class A Preferred, pro rata based on the number of shares held by each such holder (treated for this purpose as if the Class A Preferred had been converted to common stock).

### Stock Option and Incentive Plans and Inducement Equity Plan

#### *2022 Stock Option and Incentive Plan*

On June 9, 2022, the Company adopted the 2022 Stock Option and Incentive Plan (as amended and restated to date, the 2022 Plan). The 2022 Plan initially authorized 9.5 million shares, and in June 2024 and May 2025, stockholders approved an additional 8,000,000 and 7,000,000 shares respectively, of common stock for issuance and allows for the grant of stock options, stock appreciation rights, restricted stock awards, performance-based awards, and other awards to individuals who are then employees, officers, directors or consultants of the Company. The shares of common stock underlying any awards from the 2022 Plan and a previously existing equity plan from 2013 or 2007 that are forfeited, cancelled, held back upon exercise or settlement of an award to satisfy the exercise price or tax withholding, reacquired by us prior to vesting, satisfied without any issuance of common stock, expire or are otherwise terminated (other than by exercise) are added back to the shares of common stock available for issuance under the 2022 Plan.

Recipients of stock options under the 2022 Plan shall be eligible to purchase shares of the Company's common stock at an exercise price equal to no less than the estimated fair value of such stock on the date of grant. Under the 2022 Plan, stock options generally vest 25% on the first anniversary of the original vesting date, with the balance vesting monthly over the remaining three years, or vest monthly over four years, unless they contain specific performance and/or market-based vesting provisions. The maximum term of stock options granted under the 2022 Plan is ten years. Under the 2022 Plan, restricted stock units generally vest annually over four years. Performance-based stock units/awards vest upon the achievement of certain pre-defined company-specific performance-based clinical achievement criteria.

#### *Inducement Plan*

On May 10, 2016, the Company's board of directors approved the Fate Therapeutics, Inc. Inducement Equity Plan (the Inducement Plan), the purpose of which is to enable the Company to grant equity awards to induce highly-qualified prospective officers and employees who are not employed by the Company to accept employment with the Company. Under the Inducement Plan, the Company may grant non-qualified stock options and restricted stock units. A total of 500,000 shares of common stock were initially reserved for issuance under the Inducement Plan. In January 2021, March 2020, January 2019, and October 2025, an additional 300,000 shares, 470,822 shares, 200,000 shares, and 1,750,000 shares, respectively, of common stock were reserved for issuance under the Inducement Plan. The shares of common stock underlying any awards from the Inducement Plan that are forfeited, cancelled, held back upon exercise or settlement of an award to satisfy the exercise price or tax withholding, reacquired by us prior to vesting, satisfied without any issuance of common stock, expire or are otherwise terminated (other than by exercise) under the Inducement Plan will be added back to the shares of common stock available for issuance under the Inducement Plan.

**Pre-Funded Warrants**

In January 2021, in conjunction with a public offering, the Company issued pre-funded warrants, in lieu of common stock to certain investors, to purchase 257,310 shares of the Company's common stock (the 2021 Pre-Funded Warrants). The purchase price for the 2021 Pre-Funded Warrants was $85.499 per pre-funded warrant, which equals the per share public offering price for the shares of common stock less the $0.001 exercise price for each such pre-funded warrant. Given that the 2021 Pre-Funded Warrants are indexed to the Company's own shares of common stock (and otherwise meet the requirements to be classified in equity), the Company recorded the consideration received from the issuance of the warrants as additional paid-in capital on the Company's consolidated balance sheets.

In March 2024, in conjunction with a public offering, the Company issued in a private placement, in lieu of common stock to certain investors, pre-funded warrants to purchase 3,636,364 shares of the Company's common stock (2024 Pre-Funded Warrants, and collectively with the 2021 Pre-Funded Warrants, the Pre-Funded Warrants). The purchase price for the 2024 Pre-Funded Warrants was $5.499 per pre-funded warrant, which equals the per share public offering price for the shares of common stock issued in the March 2024 public offering, less the $0.001 exercise price for each such pre-funded warrant. Given that the 2024 Pre-Funded Warrants are indexed to the Company's own shares of common stock (and otherwise meet the requirements to be classified in equity), the Company recorded the consideration received from the issuance of the warrants as additional paid-in capital on the Company's unaudited condensed consolidated balance sheets.

The Pre-Funded Warrants are exercisable at any time after the date of issuance. A holder of Pre-Funded Warrants may not exercise the Pre-Funded Warrant if the holder, together with its affiliates, would beneficially own more than 9.99% of the number of shares of the Company's common stock outstanding immediately after giving effect to such exercise. A holder of Pre-Funded Warrants may increase or decrease this percentage not in excess of 19.99% by providing at least 61 days' prior notice to the Company.

As of December 31, 2025, there were 3,893,674 Pre-Funded Warrants outstanding.

**Stock Options and Restricted Stock Unit Awards**

*Stock Options.* The following table summarizes stock option activity and related information under all equity plans for the year ended December 31, 2025:

| | Options | | Weighted Average Exercise Price Per Share | Weighted Average Remaining Contractual Term | | Aggregate Intrinsic Value (in 000s) |
|---|---|---|---|---|---|---|
| Outstanding at December 31, 2024 | 10,722,674 | $ | 10.99 | | | |
| Granted | 4,125,400 | | 1.31 | | | |
| Exercised | (832) | | 1.32 | | | |
| Cancelled | (2,446,622) | | 8.01 | | | |
| Outstanding at December 31, 2025 | 12,400,620 | $ | 8.36 | 5.80 | $ | 2 |
| Options vested and expected to vest at December 31, 2025 | 12,400,620 | $ | 8.36 | 5.80 | $ | 2 |
| Options exercisable at December 31, 2025 | 8,903,350 | $ | 10.70 | 4.54 | $ | 1 |

For the years ended December 31, 2025 and 2024, the weighted average grant date fair value of stock options granted per share was equal to $1.01 and $4.89, respectively.

As of December 31, 2025 and 2024, the unrecognized compensation cost related to outstanding options was $5.1 million and $15.4 million, respectively, which was expected to be recognized as expense over approximately 1.7 years and 1.6 years, respectively.

The total intrinsic value, which is the amount by which the exercise price was exceeded by the price of the Company's common stock on the date of exercise, of stock options exercised during the year ended December 31, 2025 was $0.1 million. As of December 31, 2024, all outstanding options had an exercise price above the Company's common stock price and therefore no intrinsic value.

*Restricted Stock Units.* The following table summarizes restricted stock unit activity and related information under all equity plans for the year ended December 31, 2025:

| | Number of Restricted Stock Units | Weighted Average Grant Date Fair Value Per Share | Weighted Average Remaining Vesting Period | Aggregate Intrinsic Value (in 000s) |
|---|---|---|---|---|
| Outstanding at December 31, 2024 | 6,214,064 | $ 15.50 | | |
| Granted | 3,550,520 | 1.21 | | |
| Vested | (1,430,624) | 15.88 | | |
| Cancelled | (1,698,140) | 7.63 | | |
| Outstanding at December 31, 2025 | 6,635,820 | $ 9.78 | 1.77 | $ 6,503 |
| Restricted stock units expected to vest at December 31, 2025 | 5,840,196 | $ 4.30 | 1.84 | $ 5,723 |

As of December 31, 2025 and 2024, the unrecognized compensation cost related to outstanding restricted stock units (excluding those with unachieved performance-based conditions) was $10.8 million and $31.4 million, respectively, which was expected to be recognized as expense over approximately 1.6 years and 1.7 years, respectively.

During the year ended December 31, 2021, 1,997,377 performance-based restricted stock units (PRSUs) were granted, none of which have vested as of December 31, 2025. During the year ended December 31, 2024, the Company granted 300,000 performance-based restricted stock units were granted, none of which have vested as of December 31, 2025. There were 895,624 and 1,062,607 PRSUs outstanding at December 31, 2025 and 2024, respectively.

**Stock-Based Compensation Expense**

The allocation of stock-based compensation for all stock awards is as follows (in thousands):

| | Years Ended December 31, | |
|---|---|---|
| | 2025 | 2024 |
| Research and development | $ 13,031 | $ 22,520 |
| General and administrative | 11,893 | 18,976 |
| Total stock-based compensation expense | $ 24,924 | $ 41,496 |

*Stock Option Grants Valuation.* The weighted-average assumptions used in the Black-Scholes option pricing model to determine the fair value of the employee and nonemployee stock option grants were as follows:

| | Years Ended December 31, | |
|---|---|---|
| | 2025 | 2024 |
| Risk–free interest rate | 4.3% | 3.9% |
| Expected volatility | 90.7% | 87.1% |
| Expected term (in years) | 6.2 | 6.4 |
| Expected dividend yield | 0.0% | 0.0% |

*Risk-free interest rate.* The Company bases the risk-free interest rate assumption on observed interest rates appropriate for the expected term of the stock option grants.

*Expected dividend yield.* The Company bases the expected dividend yield assumption on the fact that it has never paid cash dividends and has no present intention to pay cash dividends.

*Expected volatility.* The Company based the expected volatility on the historical volatility of its common stock over the most recent period commensurate with the estimated expected term of the Company's stock options, as the Company determined there was sufficient operating history and company-specific historical volatility to estimate the expected volatility.

*Expected term.* The expected term represents the period of time that options are expected to be outstanding. The Company estimated the expected term using historical experience and anticipated future exercise behavior.

**Common Stock Reserved for Future Issuance**

Common stock reserved for future issuance is as follows:

|  | December 31, | |
|---|---|---|
|  | **2025** | **2024** |
| Convertible preferred stock (if converted) | 13,775,430 | 13,775,430 |
| Common stock options | 12,400,620 | 10,722,674 |
| Restricted stock units | 6,635,820 | 6,214,064 |
| Awards available under the 2022 Plan | 16,190,801 | 11,656,109 |
| Awards available under the Inducement Plan | 1,604,838 | 920,688 |
| Total | 50,607,509 | 43,288,965 |

## 10. Income Taxes

The Company incurred no current or deferred federal or state tax expense during the periods presented. The only tax expense is related to state minimum taxes.

The following is a reconciliation of the Company's expected federal income tax provision (benefit) to the actual income tax provision (in thousands) (after the adoption of ASU 2023-09):

|  | Year Ended December 31, | |
|---|---|---|
|  | **2025** | |
| Income tax (benefit) at statutory rate | $ (28,626) | 21.0% |
| State and local tax, net of federal income tax effect (1) | (10,362) | 7.6% |
| Effects of changes in tax laws or rates enacted in the current period | — | — |
| Tax Credits | | |
| R&D tax credits | (2,952) | 2.2% |
| Changes in valuation allowance | 25,362 | -18.6% |
| Nontaxable or nondeductible items | | |
| Stock Compensation | 5,886 | -4.3% |
| Nondeductible executive compensation | 21 | 0.0% |
| Other | 202 | -0.2% |
| Changes in unrecognized tax benefits | 10,363 | -7.6% |
| Other | 108 | -0.1% |
| Income tax expense | $ 2 | 0.0% |

(1) The state of California comprises greater than 50% of the Company's state tax benefit.

The following is a reconciliation of the Company's expected federal income tax provision (benefit) to the actual income tax provision (in thousands) (prior to the adoption of ASU 2023-09):

|  | Year Ended December 31, |
|---|---|
|  | **2024** |
| Tax computed at federal statutory rate | $ (39,115) |
| State tax, net of federal tax benefit | (8,429) |
| Non-deductible compensation | 35 |
| Permanent differences | 22 |
| Stock Compensation | 8,560 |
| R&D tax credits | (7,672) |
| Reserve for uncertain tax positions | 8,612 |
| Other | (135) |
| Valuation Allowance | 38,122 |
| Income tax expense | $ — |

Significant components of the Company's deferred tax assets are summarized as follows (in thousands):

| | December 31, | |
| --- | --- | --- |
| | 2025 | 2024 |
| Deferred tax assets: | | |
| Capitalized R&D expense | $ 111,424 | $ 127,559 |
| Net operating losses | 186,855 | 147,019 |
| R&D tax credits | 66,653 | 63,126 |
| Intangible asset amortization | 8,000 | 8,692 |
| Deferred revenue | 2,298 | 1,147 |
| Stock compensation | 6,731 | 7,836 |
| Lease liability | 16,348 | 17,925 |
| Other | 1,026 | 788 |
| Total deferred tax assets | 399,335 | 374,092 |
| Deferred tax liabilities: | | |
| Depreciation | (2,623) | (2,212) |
| Right-of-use assets | (8,738) | (9,796) |
| Total deferred tax liabilities | (11,361) | (12,008) |
| Net of deferred tax assets and liabilities | 387,974 | 362,084 |
| Valuation allowance | (387,974) | (362,084) |
| Net deferred tax assets | $ — | $ — |

Income taxes paid or refunded consist of the following as of:

| | Years Ended December 31, | |
| --- | --- | --- |
| | 2025 | 2024 |
| Federal | $ — | $ — |
| State | 1,600 | 1,700 |
| Total income taxes paid (refunded) | $ 1,600 | $ 1,700 |

A valuation allowance of $388.0 million and $362.1 million at December 31, 2025 and 2024, respectively, has been established to offset the deferred tax assets, as realization of such assets is uncertain.

At December 31, 2025, the Company had federal and state net operating loss (NOL) carryforwards of $879.1 million and $773.3 million, respectively, which may be available to offset future taxable income. The federal and California NOL carryforwards begin to expire in 2027 and 2028, respectively, unless previously utilized. At December 31, 2025, the Company had federal and California research and development (R&D) credit carryforwards of $48.5 million and $40.1 million, respectively. The federal R&D tax credit carryforwards will begin to expire in 2035 unless previously utilized. The California R&D credit carryforwards will carry forward indefinitely.

Under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended, (the Code), substantial changes in the Company's ownership may limit the amount of net operating loss and research and development credit carryforwards that could be used annually in the future to offset taxable income. The tax benefits related to future utilization of federal and state net operating loss carryforwards, credit carryforwards, and other deferred tax assets may be limited or lost if cumulative changes in ownership exceeds 50% within any three-year period. The Company completed a study to assess whether an ownership change, as defined by Section 382 of the Code, had occurred from the Company's formation through December 31, 2015. Based upon this study, the Company determined that several ownership changes had occurred. Accordingly, the Company reduced its deferred tax assets related to the federal NOL carryforwards and the federal R&D credit carryforwards that are anticipated to expire unused as a result of these ownership changes. These tax attributes were excluded from deferred tax assets with a corresponding reduction of the valuation allowance with no net effect on income tax expense or the effective tax rate. The Company updated the study December 31, 2025 and concluded there were no ownership changes during 2025. Future ownership changes may further limit the Company's ability to utilize its remaining tax attributes.

The Company files income tax returns in the United States, various state jurisdictions, and the Netherlands with varying statutes of limitations. The Company currently has no years under examination by any jurisdiction; however, the Company is subject to income tax examination by federal and state tax authorities for years beginning in 2022 and 2021, respectively. However, to the extent allowed by law, the taxing authorities may have the right to examine prior periods where NOLs and tax credits were generated and carried forward, and make adjustments up to the amount of the carryforwards.

The change in the Company's unrecognized tax benefits is summarized as follows (in thousands):

|  | December 31, | |
|---|---|---|
|  | 2025 | 2024 |
| Beginning unrecognized tax benefits | $ 70,505 | $ 59,680 |
| Increase related to current year tax positions | 11,630 | 10,345 |
| Increase related to prior year tax positions | 275 | 687 |
| Decrease related to prior year tax positions | — | (207) |
| Ending unrecognized tax benefits | $ 82,410 | $ 70,505 |

Due to the valuation allowance recorded against the Company's deferred tax assets, none of the total unrecognized tax benefits as of December 31, 2025 would reduce the effective tax rate if recognized. The Company has not recognized interest or penalties in its consolidated statements of operations and comprehensive loss since inception. The Company recognizes interest and penalties related to unrecognized tax benefits within income tax expense. The Company has not recognized interest or penalties related to income tax matters in its consolidated statements of operations and comprehensive loss since inception.

## 11. Segment Reporting

The Company has one reportable segment relating to its operations. The segment derives its current revenues from research and development collaborations.

The Company's Chief Operating Decision Maker (the CODM), its Chief Executive Officer, manages the Company's operations on an integrated basis for the purposes of allocating resources. When evaluating the Company's financial performance, the CODM reviews total revenues, total expenses and expenses by certain categories and makes decisions using this information.

The table below is a summary of the segment profit or loss, including significant segment expenses (in thousands):

|  | Years Ended December 31, | |
|---|---|---|
|  | 2025 | 2024 |
| Collaboration revenue | $ 6,646 | $ 13,631 |
| Less: | | |
| Personnel costs | 44,002 | 43,684 |
| Clinical programs | 24,397 | 25,818 |
| Research activities | 6,888 | 14,692 |
| Facilities costs | 23,174 | 26,648 |
| Other segment expenses (1) | 55,889 | 113,065 |
| Total operating expenses | 154,350 | 223,907 |
| Loss from operations | (147,704) | (210,276) |
| Other income (expense): | | |
| Interest income | 11,052 | 17,288 |
| Change in fair value of stock price appreciation milestones | 244 | 819 |
| Other income | 93 | 5,907 |
| Total other income | 11,389 | 24,014 |
| Net loss | $ (136,315) | $ (186,262) |

(1) Other segment expenses include stock compensation expense, depreciation, legal fees, general & administrative expenses, and corporate expenses.

## 12. Employee Benefits

Effective January 1, 2009, the Company adopted a defined contribution 401(k) plan for employees who are at least 21 years of age. Employees are eligible to participate in the plan beginning on the first day of the calendar quarter following date of hire. Under the terms of the plan, employees may make voluntary contributions as a percent of compensation. The Company makes discretionary contributions to the 401(k) Plan equal to 100 percent of each employee's pretax contributions up to 20 percent of the IRS Standard Limit. The Company's total contributions to the 401(k) Plan were $0.6 million and $0.7 million for the years ended December 31, 2025 and 2024, respectively.

## 13. Commitments and Contingencies

### License Agreements

The Company has entered into exclusive license agreements with certain academic institutions and universities pursuant to which the Company acquired certain intellectual property. Pursuant to each agreement, as consideration for an exclusive license to the intellectual property, the Company paid a license fee, reimbursed the institution for historical patent costs and, in certain instances, issued the institution shares of restricted common stock. Additionally, under each agreement, the institution is generally eligible to receive future consideration including, but not limited to, annual maintenance fees, royalties, milestone payments and sublicensing fees. Each of the license agreements is generally cancelable by the Company, given appropriate prior written notice. Minimum annual payments to maintain these cancelable licenses total an aggregate of $0.4 million. See Note 2 for additional information on certain licenses.

### Litigation

On January 20, 2023, a purported stockholder of the Company filed a securities class action lawsuit against the Company and certain of its officers captioned Hadian v. Fate Therapeutics, Inc. et al. in the U.S. District Court for the Southern District of California (the Securities Action). On May 4, 2023, the court appointed a different purported stockholder of the Company to serve as lead plaintiff in the Securities Action. On July 24, 2023, the lead plaintiff filed an amended complaint. The amended complaint alleged that the Company violated the federal securities laws by making allegedly false and/or misleading statements and/or omissions in its public disclosures dating back to August 2020 relating to our collaboration agreement with Janssen Biotech, Inc. (the Janssen Agreement), potential product candidates subject to the Janssen Agreement, and the termination of the Janssen Agreement. On September 22, 2023, the Company filed a motion to dismiss the amended complaint. On September 19, 2024, the court granted the Company's motion to dismiss the amended complaint, with leave for plaintiff to file a second amended complaint. On October 18, 2024, the lead plaintiff filed a second amended complaint alleging substantially similar facts and claims as in the prior amended complaint. The Company filed a motion to dismiss the second amended complaint on November 18, 2024, and briefing on the motion was completed on January 21, 2025. On September 22, 2025, the court granted the Company's motion to dismiss the second amended complaint, with leave for plaintiff to file a third amended complaint. On October 17, 2025, the plaintiff filed a third amended complaint. The Company filed a motion to dismiss the third amended complaint on November 17, 2025. Plaintiff filed an opposition brief on December 18, 2025. On January 15, 2026, the Company filed its reply in support of its motion to dismiss. The Company intends to continue to vigorously defend against this action.

On June 2, 2023, a derivative complaint, captioned Guarino v. Wolchko, et al., was filed by a purported stockholder of the Company in the U.S. District Court for the Southern District of California (the Guarino Action). On June 12, 2024, an additional derivative complaint, captioned Horrobin v. Wolchko, et al., was filed by a purported stockholder of the Company in the same district (the Horrobin Action). On December 2, 2024, the court entered an order consolidating the Guarino Action and the Horrobin Action under the caption In re Fate Therapeutics, Inc. Derivative Litigation (the Derivative Action) and staying the Derivative Action pending the court's decision on the Company's motion to dismiss the second amended complaint in the Securities Action. On September 22, 2025, the stay of the consolidated case automatically expired when the decision dismissing the second amended complaint in the Securities Action was issued. On October 24, 2025, the court extended the stay pending the court's decision on the Company's anticipated motion to dismiss the third amended complaint. The court's ruling on the motion is pending. The Derivative Action names members of the Company's board of directors and certain officers as defendants. The Company is also named as a nominal defendant. The plaintiffs in the Derivative Actions assert derivative claims arising out of substantially the same alleged facts and circumstances as the Securities Action. The Guarino complaint asserts claims for breach of fiduciary duty, unjust enrichment, abuse of control, gross mismanagement, waste of corporate assets, and violation of federal securities laws. The Horrobin complaint asserts substantially similar claims in addition to a claim of breach of fiduciary duty for insider trading. The Company intends to vigorously defend against the Derivative Action.

On December 17, 2025, a derivative complaint, captioned West v. Wolchko, et al., was filed by a purported stockholder of the Company in the Court of Chancery of the State of Delaware (the West Action). The West Action names certain current and former members of the Company's board of directors and certain current and former officers as defendants. The Company is also named as a nominal defendant. The plaintiff in the West Action asserts derivative claims for breach of fiduciary duty and insider trading arising out of substantially the same alleged facts and circumstances as the Securities Action. On January 16, 2026, the court entered an order staying the West Action until the earliest of the following events: (i) the public announcement of any settlement in the Securities Action; (ii) a ruling on the motion to dismiss the second amended complaint in the Securities Action; or (iii) the dismissal of the Securities Action with prejudice and exhaustion of all related appeals. The Company intends to vigorously defend against the West Action.

From time to time, the Company may be subject to various other legal proceedings and claims that arise in the ordinary course of its business activities.

**ITEM 9.  Changes in and Disagreements with Accountants on Accounting and Financial Disclosure**

None.

**ITEM 9A.  Controls and Procedures**

**Evaluation of Disclosure Controls and Procedures.** We are responsible for maintaining disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. Disclosure controls and procedures are controls and other procedures designed to ensure that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including the individual serving as our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable and not absolute assurance of achieving the desired control objectives, and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

Based on our management's evaluation (with the participation of our principal executive officer and principal financial officer) of our disclosure controls and procedures as required by Rules 13a-15 and 15d-15 under the Exchange Act, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures were effective at the reasonable assurance level as of December 31, 2025, the end of the period covered by this report.

**Management's Report on Internal Control Over Financial Reporting.** The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act). Internal control over financial reporting is a process designed under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Management conducted an assessment of the effectiveness of the Company's internal control over financial reporting based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control—Integrated Framework (2013 Framework). Based on this assessment, our management concluded that, as of December 31, 2025, our internal control over financial reporting was effective based on those criteria.

This Annual Report on Form 10-K does not include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. Our auditors will not be required to opine on the effectiveness of our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002 as the Company is classified as a smaller reporting company.

**Changes in Internal Control Over Financial Reporting.** There were no changes in our internal control over financial reporting during the quarter ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

**ITEM 9B.  Other Information**

a) None.

b) Rule 10b5-1 Trading Plans

During the three months ended December 31, 2025, none of the Company's directors or officers adopted, materially modified, or terminated any contract, instruction, or written plan for the purchase or sale of Company securities that was intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) under the Exchange Act or any non-Rule 10b5-1 trading arrangement.

**ITEM 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections**

Not applicable.

**PART III**

**ITEM 10. Directors, Executive Officers and Corporate Governance**

Except as set forth below, the information required by this item is contained in our definitive proxy statement (the Proxy Statement), to be filed with the SEC in connection with the Annual Meeting of Stockholders within 120 days after the conclusion of our fiscal year ended December 31, 2025 and is incorporated in this Annual Report on Form 10-K by reference.

We have adopted a written code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. A current copy of the code is posted on the Corporate Governance section of our website, which is located at www.fatetherapeutics.com. If we make any substantive amendments to, or grant any waivers from, the code of business conduct and ethics for our principal executive officer, principal financial officer, principal accounting officer, controller or persons performing similar functions, or any officer or director, we will disclose the nature of such amendment or waiver on our website or in a current report on Form 8-K.

**ITEM 11. Executive Compensation**

The information required by this item is contained in the Proxy Statement and is incorporated in this Annual Report on Form 10-K by reference, except as to information disclosed in the Proxy Statement pursuant to Item 402(v) of Regulation S-K relating to pay versus performance.

**ITEM 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters**

The information required by this item is contained in the Proxy Statement and is incorporated in this Annual Report on Form 10-K by reference.

**ITEM 13. Certain Relationships and Related Party Transactions, and Director Independence**

The information required by this item is contained in the Proxy Statement and is incorporated in this Annual Report on Form 10-K by reference.

**ITEM 14. Principal Accounting Fees and Services**

Our independent public accounting firm is Ernst & Young, LLP, San Diego, CA, PCAOB Auditor ID 42.

The information required by this item is contained in the Proxy Statement and is incorporated in this Annual Report on Form 10-K by reference.

## PART IV

**ITEM 15.  Exhibits and Financial Statement Schedules**

(a)     The following documents are filed as part of this report:

    (1)     *Index list to Financial Statements:*

    (2)     *Financial Statement Schedules*

All other schedules are omitted because they are not required or the required information is included in the financial statements or notes thereto.

    (3)     *Exhibits*

The exhibits listed in the accompanying Exhibit Index are filed or incorporated by reference as part of this report.

**ITEM 16.  Form 10-K Summary**

None.

| | | | Incorporated by Reference | | |
|---|---|---|---|---|---|
| Exhibit Number | Exhibit Title | Form | File No. | Exhibit | Filing Date |
| 3.1 | Amended and Restated Certificate of Incorporation of the Registrant | S-1/A | 333-190608 | 3.2 | August 29, 2013 |
| 3.2 | Certificate of Amendment to Amended and Restated Certificate of Incorporation of the Registrant, as currently in effect | 8-K | 001-36076 | 3.1 | June 7, 2021 |
| 3.3 | Certificate of Designation of Preferences, Rights and Limitations of Class A Convertible Preferred Stock | 8-K | 001-36076 | 3.1 | November 29, 2016 |
| 3.4 | Amended and Restated Bylaws of the Registrant, as currently in effect | 10-K | 001-36076 | 3.3 | February 24, 2021 |
| 3.5 | Certificate of Amendment to Certificate of Designation of Preferences, Rights and Limitation of Class A Convertible Preferred Stock of the Registrant | 8-K | 001-36076 | 3.1 | April 19, 2023 |
| 3.6 | Certificate of Amendment to Amended and Restated Certificate of Incorporation of the Registrant, as currently in effect | 8-K | 001-36076 | 3.1 | June 10, 2024 |
| 3.7 | Certificate of Amendment to Amended and Restated Certificate of Incorporation of the Registrant, as currently in effect | 8-K | 001-36076 | 3.1 | May 30, 2025 |
| 4.1 | Specimen Common Stock Certificate | S-1/A | 333-190608 | 4.1 | August 29, 2013 |
| 4.2 | Form of Pre-Funded Warrant | 8-K | 001-36076 | 4.1 | January 8, 2021 |
| 4.3 | Form of Pre-Funded Warrant | 8-K | 001-36076 | 4.1 | March 21, 2024 |
| 4.4 | Description of Securities | — | — | — | Filed herewith |
| 10.1# | Amended and Restated 2013 Stock Option and Incentive Plan and forms of agreements thereunder | 10-K | 001-36076 | 10.2 | February 24, 2021 |
| 10.2# | Form of Unrestricted Stock Award Agreement under the 2013 Stock Option and Incentive Plan | 8-K | 001-36076 | 10.2 | January 7, 2015 |
| 10.3# | Amended and Restated Senior Executive Incentive Bonus Plan | 8-K | 001-36076 | 10.1 | January 7, 2015 |
| 10.4# | Amended and Restated Non-Employee Director Compensation Policy | 10-K | 001-36076 | 10.5 | March 5, 2025 |
| 10.5# | Fate Therapeutics, Inc. Amended and Restated Inducement Equity Plan | 10-K | 001-36076 | 10.8 | February 24, 2021 |
| 10.6# | Forms of Stock Option Agreement under the Registrant's Inducement Equity Plan | 10-K | 001-36076 | 10.9 | February 24, 2021 |
| 10.7# | Forms of Restricted Stock Unit Award Agreement under the Registrant's Inducement Equity Plan | 10-K | 001-36076 | 10.10 | February 24, 2021 |
| 10.8 | Lease Agreement by and between the Registrant and ARE-3535/3565 General Atomics Court, LLC, dated December 3, 2009 | S-1 | 333-190608 | 10.14 | August 13, 2013 |
| 10.9 | First Amendment to Lease Agreement by and between the Registrant and ARE-3535/3565 General Atomics Court, LLC, dated October 1, 2011 | S-1 | 333-190608 | 10.15 | August 13, 2013 |

| 10.10 | Second Amendment to Lease Agreement by and between the Registrant and ARE-3535/3565 General Atomics Court, dated September 26, 2013 | S-1/A | 333-190608 | 10.25 | September 30, 2013 |
|---|---|---|---|---|---|
| 10.11 | Third Amendment to Lease Agreement by and between the Registrant and ARE-3535/3565 General Atomics Court, dated September 2, 2014 | 10-K | 001-36076 | 10.15 | March 3, 2016 |
| 10.12 | Fourth Amendment to Lease Agreement by and between the Registrant and ARE-3535/3565 General Atomics Court, dated March 2, 2015 | 10-K | 001-36076 | 10.16 | March 3, 2016 |
| 10.13 | Fifth Amendment to Lease Agreement by and between the Registrant and ARE-3535/3565 General Atomics Court, dated June 1, 2016 | 10-Q | 001-36076 | 10.2 | August 8, 2016 |
| 10.14† | Whitehead Institute for Biomedical Research Exclusive Patent License Agreement between the Registrant and the Whitehead Institute for Biomedical Research, dated as of February 24, 2009 | 10-K | 001-36076 | 10.19 | February 24, 2021 |
| 10.15† | License Agreement between the Registrant and The Scripps Research Institute, dated as of July 13, 2009 | 10-K | 001-36076 | 10.20 | February 24, 2021 |
| 10.16† | License Agreement between the Registrant and The Scripps Research Institute, dated as of May 25, 2010 | 10-K | 001-36076 | 10.21 | February 24, 2021 |
| 10.17† | License Agreement between the Registrant and The Scripps Research Institute, dated as of August 24, 2010 | 10-K | 001-36076 | 10.22 | February 24, 2021 |
| 10.18# | Severance and Change in Control Policy, as currently in effect | 10-Q | 001-36076 | 10.01 | November 13, 2025 |
| 10.19# | Offer Letter by and between the Registrant and Cindy R. Tahl, dated October 23, 2009 | 10-K | 001-36076 | 10.33 | March 5, 2019 |

| | | | | | |
|---|---|---|---|---|---|
| 10.20 | Sixth Amendment to the Lease Agreement by and between the Registrant and ARE-3535/3565 General Atomics Court, dated May 31, 2018 | 10-Q | 001-36076 | 10.1 | August 6, 2018 |
| 10.21 | Amended and Restated Exclusive License Agreement by and between the Registrant and Memorial Sloan Kettering Cancer Center, dated May 15, 2018 | 10-Q | 001-36076 | 10.2 | August 6, 2018 |
| 10.22† | Exclusive License Agreement by and between the Registrant and The David Gladstone Institutes, dated September 11, 2018 | 10-Q | 001-36076 | 10.1 | November 1, 2018 |
| 10.23† | Collaboration and Option Agreement by and between the Registrant and Ono Pharmaceutical Co., Ltd., dated September 14, 2018 | 10-Q/A | 001-36076 | 10.2 | February 8, 2019 |
| 10.24† | Lease Agreement by and between the Registrant and Scripps Summit Investments LLC, dated January 7, 2020 | 10-K | 001-36076 | 10.34 | March 2, 2020 |
| 10.25† | Letter Agreement, dated December 4, 2020, by and between the Registrant and Ono Pharmaceutical Co., Ltd. | 10-K | 001-36076 | 10.39 | February 24, 2021 |
| 10.26† | Patent License Agreement by and between the Registrant and Max-Delbrück-Centrum für Molekulare Medizin in der Helmholtz-Gemeinschaft, dated August 30, 2019 | 10-K | 001-36076 | 10.40 | February 24, 2021 |
| 10.27 | Open Market Sale Agreement[SM], dated November 8, 2023, by and between the Registrant and Jefferies LLC | S-3 | 333-275402 | 1.2 | November 8, 2023 |
| 10.28† | License Agreement, dated April 9, 2020, by and between the Registrant and Dana-Farber Cancer Institute, Inc. | 10-K | 001-36076 | 10.40 | February 28, 2022 |
| 10.29† | Amendment 01 to Collaboration and Option Agreement, dated June 28, 2022, by and between the Registrant and Ono Pharmaceutical Co. Ltd. | 10-Q | 001-36076 | 10.2 | August 3, 2022 |
| 10.30 | Letter Agreement, dated November 7, 2022, by and between the Registrant and Ono Pharmaceutical Co., Ltd. | 8-K | 001-36076 | 10.1 | November 7, 2022 |
| 10.31 | Amendment 03 to Collaboration and Option Agreement, dated November 30, 2023, by and between the Registrant and Ono Pharmaceutical Co. Ltd. | 10-K | 001-36076 | 10.41 | February 26, 2024 |
| 10.32† | Exclusive License Agreement, dated April 17, 2020, by and between the Registrant and Baylor College of Medicine | 10-K | 001-36076 | 10.42 | February 26, 2024 |
| 10.33 | Securities Purchase Agreement, dated March 19, 2024, between the Registrant and RedCo II Master Fund, L.P. | 8-K | 001-36076 | 10.1 | March 21, 2024 |
| 10.34 | Amended and Restated Form of Indemnification Agreement | 8-K | 001-36076 | 10.1 | August 30, 2024 |
| 10.35† | Amendment No.4 to Collaboration and Option Agreement by and between the Registrant and Ono Pharmaceutical Co., Ltd, dated August 28, 2024 | 10-Q | 001-36076 | 10.2 | November 12, 2024 |
| 10.36# | Strategic Advisory Services Agreement between the Registrant and J. Scott Wolchko, dated as of December 31, 2024 | 8-K | 001-36076 | 10.1 | January 6, 2025 |
| 10.37# | Employment Agreement by and between the Registrant and Bahram Valamehr, dated March 3, 2025 | 10-K | 001-36076 | 10.41 | March 5, 2025 |

| | | | | | |
|---|---|---|---|---|---|
| 10.38# | Offer Letter between the Company and Kamal Adawi, dated October 13, 2025 | 8-K | 001-36076 | 10.1 | October 14, 2025 |
| 10.39† | Amendment No. 5 to Collaboration and Option Agreement by and between the Registrant and Ono Pharmaceutical Co., Ltd, dated June 13, 2025 | 10-Q | 001-36076 | 10.2 | August 12, 2025 |
| 10.40# | Second Amended and Restated 2022 Stock Option and Incentive Plan and form agreements thereunder | 8-K | 001-36076 | 10.1 | May 30, 2025 |
| 14.1 | Amended Code of Business Conduct and Ethics | 10-K | 001-36076 | 14.1 | February 26, 2024 |
| 19.1 | Insider Trading Policy | 10-K | 001-36076 | 19.1 | March 5, 2025 |
| 21.1 | Subsidiaries of the Registrant | 10-K | 001-36076 | 21.1 | February 28, 2023 |
| 23.1 | Consent of Independent Registered Public Accounting Firm | — | — | — | Filed herewith |
| 24.1 | Power of Attorney (included on signature page to this Annual Report) | — | — | — | Filed herewith |
| 31.1 | Certification of Principal Executive Officer pursuant to Rules 13a-14 and 15-d-14 promulgated pursuant to the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 | — | — | — | Filed herewith |
| 31.2 | Certification of Principal Financial Officer pursuant to Rules 13a-14 and 15-d-14 promulgated pursuant to the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 | — | — | — | Filed herewith |
| 32.1 | Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 | — | — | — | Filed herewith |
| 32.2 | Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 | — | — | — | Filed herewith |
| 97.1 | Compensation Recovery Policy | 10-K | 001-36076 | 97.1 | February 26, 2024 |
| 101.INS | Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document. | — | — | — | Filed herewith |
| 101.SCH | Inline XBRL Taxonomy Extension Schema with Embedded Linkbases Document | — | — | — | Filed herewith |
| 104 | Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101). | — | — | — | Filed herewith |

† Certain provisions of this Exhibit have been omitted as confidential information.
# Indicates a management contract or any compensatory plan, contract or arrangement.

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

**Fate Therapeutics, Inc.**

Date: February 26, 2026      By:      /s/ BAHRAM VALAMEHR

Bahram Valamehr, Ph.D., M.B.A.
*President, Chief Executive Officer and Director*
*(Principal Executive Officer)*

Date: February 26, 2026      By:      /s/ KAMAL ADAWI

Kamal Adawi, M.S., M.B.A.
*Chief Financial Officer and Treasurer*
*(Principal Financial and Accounting Officer)*

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Bahram Valamehr and Kamal Adawi as his or her attorney-in-fact, with the power of substitution, for him or her in any and all capacities, to sign any amendments to this report, and to file the same, with exhibits thereto and other documents in connection therewith with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact, or his or her substitute or substitutes may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant in the capacities and on the dates indicated:

| SIGNATURE | TITLE | DATE |
|---|---|---|
| /s/ BAHRAM VALAMEHR <br> Bahram Valamehr, Ph.D., MBA | President, Chief Executive Officer and Director (Principal Executive Officer) | February 26, 2026 |
| /s/ KAMAL ADAWI <br> Kamal Adawi, M.S., M.B.A. | Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer) | February 26, 2026 |
| /s/ WILLIAM H. RASTETTER <br> William H. Rastetter, Ph.D. | Chairman of the Board and Director | February 26, 2026 |
| /s/ MATTHEW C. ABERNETHY <br> Matthew C. Abernethy | Director | February 26, 2026 |
| /s/ SHEFALI AGARWAL <br> Shefali Agarwal, M.D. | Director | February 26, 2026 |
| /s/ ROBERT S. EPSTEIN <br> Robert S. Epstein, M.D. | Director | February 26, 2026 |
| /s/ KARIN JOOSS <br> Karin Jooss, Ph.D. | Director | February 26, 2026 |
| /s/ MICHAEL LEE <br> Michael Lee | Director | February 26, 2026 |
| /s/ YUAN XU <br> Yuan Xu, Ph.D. | Director | February 26, 2026 |

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**12278 Scripps Summit Drive**
**San Diego, CA 92131**

**NOTICE OF ANNUAL MEETING OF STOCKHOLDERS**
**JUNE 12, 2026**

Dear Stockholder,

You are invited to attend the 2026 Annual Meeting of Stockholders of Fate Therapeutics, Inc. (the "Company" or "our," and the meeting, the "Annual Meeting"). The Annual Meeting will be held on Friday, June 12, 2026, at 9:30 a.m. Pacific Time, at the offices of Fate Therapeutics, Inc., 12278 Scripps Summit Drive, San Diego, California, 92131.

The Annual Meeting will be held for the following purposes:

1.  To elect three Class I directors, as nominated by the Company's Board of Directors (the "Board of Directors"), to hold office until the 2029 Annual Meeting of Stockholders or until their successors are duly elected and qualified;

2.  To ratify the appointment of Ernst & Young LLP as the independent registered public accounting firm of the Company for its fiscal year ending December 31, 2026;

3.  To conduct a non-binding advisory vote to approve the compensation of our named executive officers;

4.  To approve the amendment and restatement of the Company's 2022 Stock Option and Incentive Plan to increase the number of shares of common stock reserved for issuance thereunder; and

    To transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

The above items of business are more fully described in the Proxy Statement accompanying this Notice.

Proposal 1 relates solely to the election of three Class I directors nominated by the Board of Directors and does not include any other matters relating to the election of directors, including without limitation, the election of directors nominated by any stockholder of the Company.

The Board of Directors has fixed the close of business on April 15, 2026, as the record date for the determination of stockholders entitled to notice of, and to vote at, the Annual Meeting, or at any adjournments of the Annual Meeting.

In order to ensure your representation at the Annual Meeting, you are requested to submit your proxy as instructed in the Important Notice Regarding the Availability of Proxy Materials that you received in the mail. You may also request a paper proxy card at any time before June 2, 2026 to submit your vote by mail. If you attend the Annual Meeting and file with the Secretary of the Company an instrument revoking your proxy or a duly executed proxy bearing a later date, your proxy will not be used.

All stockholders are cordially invited to attend the Annual Meeting.

By Order of the Board of Directors

**Fate Therapeutics, Inc.**

/s/ Bahram Valamehr
Bahram Valamehr, Ph.D., MBA
*President and Chief Executive Officer*

San Diego, California
April 24, 2026

**Your vote is important, whether or not you expect to attend the Annual Meeting. You are urged to vote either via the Internet or telephone, as instructed in the Important Notice Regarding the Availability of Proxy Materials that you received in the mail. Voting promptly will help avoid the additional expense of further solicitation to assure a quorum at the meeting.**

# TABLE OF CONTENTS

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**FATE THERAPEUTICS, INC.**

---

**PROXY STATEMENT
FOR THE ANNUAL MEETING OF STOCKHOLDERS
June 12, 2026**

---

## INFORMATION CONCERNING SOLICITATION AND VOTING

### General

This proxy statement ("Proxy Statement") is furnished in connection with the solicitation of proxies for use prior to or at the 2026 Annual Meeting of Stockholders (the "Annual Meeting") of Fate Therapeutics, Inc. (the "Company"), a Delaware corporation, to be held at 9:30 a.m. Pacific Time on Friday, June 12, 2026, at the offices of Fate Therapeutics, Inc., 12278 Scripps Summit Drive, San Diego, California, 92131, and at any adjournments or postponements thereof for the following purposes:

- To elect three Class I directors, as nominated by the Company's Board of Directors ("Board of Directors" or "Board"), to hold office until the 2029 Annual Meeting of Stockholders or until their successors are duly elected and qualified;

- To ratify the appointment of Ernst & Young LLP as the independent registered public accounting firm of the Company for its fiscal year ending December 31, 2026;

- To conduct a non-binding advisory vote to approve the compensation of our named executive officers;

- To approve a proposal to amend and restate the Company's 2022 Stock Option and Incentive Plan, as amended (the "2022 Plan") to increase the number of shares of common stock reserved for issuance thereunder; and

- To transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

On or about April 24, 2026, we intend to mail to all stockholders entitled to vote at the Annual Meeting a Notice of Internet Availability of Proxy Materials (the "Notice") containing instructions on how to access this Proxy Statement and our 2025 Annual Report on Form 10-K ("Annual Report").

### Solicitation

This solicitation is made on behalf of the Board of Directors. We will bear the costs of preparing, mailing, online processing and other costs of the proxy solicitation made by our Board of Directors. Certain of our officers and employees may solicit the submission of proxies authorizing the voting of shares in accordance with the Board of Directors' recommendations. Such solicitations may be made by telephone, email or personal solicitation. No additional compensation will be paid to such officers, directors or regular employees for such services. We will reimburse banks, brokerage firms and other custodians, nominees and fiduciaries for reasonable out-of-pocket expenses incurred by them in sending proxy materials to stockholders.

### Important Notice Regarding the Availability of Proxy Materials

In accordance with rules and regulations of the Securities and Exchange Commission (the "SEC"), instead of mailing a printed copy of our proxy materials to each stockholder of record, the Company may furnish proxy materials via the internet. Accordingly, all of the Company's stockholders will receive a Notice, to be mailed on or about April 24, 2026.

On the date of mailing the Notice, stockholders will be able to access all of the proxy materials on the website at www.proxydocs.com/FATE. The proxy materials will be available free of charge. The Notice will instruct you as to how you may access and review all of the important information contained in the proxy materials (including the Annual Report) over the internet or through other methods specified on the website. The website contains instructions as to how to vote by internet or over the telephone. The Notice also instructs you as to how you may request a paper or email copy of the proxy card. If you received a Notice and would like to receive printed copies of the proxy materials, you should follow the instructions for requesting such materials included in the Notice.

**Voting Rights and Outstanding Shares**

Only holders of record of the Company's common stock as of the close of business on April 15, 2026, are entitled to receive notice of, and to vote at, the Annual Meeting. Each holder of our common stock will be entitled to one vote for each share held on all matters to be voted upon at the Annual Meeting. At the close of business on April 15, 2026, there were 116,281,693 shares of our common stock issued and outstanding.

A quorum of stockholders is necessary to take action at the Annual Meeting. Stockholders representing a majority of our common stock issued, outstanding and entitled to vote on any matter (present at the Annual Meeting or represented by proxy) will constitute a quorum. We will appoint an inspector of elections for the meeting to determine whether or not a quorum is present and to tabulate votes cast by proxy or at the Annual Meeting. Abstentions, withheld votes and broker non-votes (which occur when a broker, bank or other nominee holding shares for a beneficial owner does not vote on a particular matter because such broker, bank or other nominee does not have discretionary authority to vote on that matter and has not received voting instructions from the beneficial owner) are counted as present for purposes of determining the presence of a quorum for the transaction of business at the Annual Meeting.

If you are a beneficial owner of shares held in a brokerage account and you do not instruct your broker, bank or other agent how to vote your shares, your broker, bank or other agent may still be able to vote your shares in its discretion. Under the rules of the New York Stock Exchange, which are also applicable to Nasdaq-listed companies, brokers, banks and other securities intermediaries that are subject to New York Stock Exchange rules may use their discretion to vote your "uninstructed" shares on matters considered to be "routine" under New York Stock Exchange rules but not with respect to "non-routine" matters. Proposals 1, 3, and 4 are considered to be "non-routine" such that your broker, bank or other agent may not vote your shares on those proposals in the absence of your voting instructions. Conversely, Proposal 2 is considered to be "routine" and thus if you do not return voting instructions to your broker, your shares may be voted by your broker in its discretion on Proposal 2.

**Votes Required for Each Proposal**

The vote required and method of calculation for the proposals to be considered at the Annual Meeting are as follows:

*Proposal One—Election of Directors.* If a quorum is present, the three director nominees receiving the highest number of affirmative votes properly cast, submitted in person or by proxy, will be elected as directors. You may vote "FOR" one or more nominees or "WITHHOLD" from one or more nominees by specifying your vote for each nominee on your proxy card. This proposal is not considered to be a "routine" item under the rules of the New York Stock Exchange, so if you do not instruct your broker how to vote with respect to this proposal, your broker may not vote on this proposal, and those votes will be counted as broker "non-votes." Withheld votes and broker non-votes will have no effect on the outcome of the election of the directors. Our charter and our bylaws do not provide for cumulative voting in the election of directors.

*Proposal Two—Approval of the Ratification of Ernst & Young LLP as the Independent Registered Public Accounting Firm.* Approval of this proposal requires the affirmative vote of a majority of the votes properly cast for and against this matter. You may vote "FOR," "AGAINST" or "ABSTAIN" from voting on this proposal. If you abstain from voting on this matter, your shares will not be counted as "votes cast" with respect to such matter, and the abstention will have no effect on the proposal. This proposal is considered to be a "routine" item under the rules of the New York Stock Exchange, and your broker will be able to vote on this proposal even if it does not receive instructions from you. Accordingly, we do not anticipate that there will be any broker non-votes on this proposal; however, any broker non-votes will have no effect on the proposal.

*Proposal Three—Non-Binding Advisory Vote to Approve the Compensation of Our Named Executive Officers.* Approval of this non-binding advisory proposal requires the affirmative vote of a majority of the votes properly cast for and against this matter. You may vote "FOR," "AGAINST" or "ABSTAIN" from voting on this proposal. If you abstain from voting on this matter, your shares will not be counted as "votes cast" with respect to such matter and therefore an abstention will have no effect on the proposal. This proposal is not considered to be a "routine" item under the rules of the New York Stock Exchange, which are also applicable to Nasdaq-listed companies, brokers, banks and other securities intermediaries that are subject to New York Stock Exchange rules, so if you do not instruct your broker how to vote with respect to this proposal, your broker may not vote on this proposal, and those votes will be counted as broker "non-votes." Broker non-votes will have no effect on the outcome of this proposal.

*Proposal Four—Approval of Amendment and Restatement of Our 2022 Stock Option and Incentive Plan to Increase the Number of Shares of Common Stock Reserved for Issuance Thereunder.* Approval of this proposal requires the affirmative vote of a majority of the votes properly cast for and against this matter. You may vote "FOR," "AGAINST" or "ABSTAIN" from voting on this proposal. If you abstain from voting on this matter, your shares will not be counted as "votes cast" with respect to such matter and therefore an abstention will have no effect on the proposal. This proposal is not considered to be a "routine" item under the rules of the New York Stock Exchange, so if you do not instruct your broker how to vote with respect to this proposal, your broker may not vote on this proposal, and those votes will be counted as broker "non-votes." Broker non-votes will have no effect on the outcome of this proposal.

We request that you vote your shares by proxy following the methods as instructed by the Notice: over the Internet, by telephone or by mail. If you choose to vote by mail, your shares will be voted in accordance with your voting instructions if the proxy card is received prior to or at the Annual Meeting. If you sign and return your proxy card but do not give voting instructions, your shares will be voted FOR (i) the election of each of the Company's three (3) nominees as Class I directors; (ii) the ratification of the appointment of Ernst & Young LLP as the independent registered public accounting firm of the Company for the fiscal year ending December 31, 2026; (iii) the approval, on a non-binding, advisory basis, of the compensation of our named executive officers; (iv) the approval of an amendment and restatement of the Fate Therapeutics, Inc. 2022 Stock Option and Incentive Plan to increase the number of shares reserved for issuance under the 2022 Plan by 7,000,000 shares; and (v) as the proxy holder deems advisable, in his or her discretion, on other matters that may properly come before the Annual Meeting.

**Voting by Proxy over the Internet or by Telephone**

Stockholders whose shares are registered in their own names may vote by proxy by mail, over the Internet or by telephone. Instructions for voting by proxy over the Internet or by telephone are set forth on the Notice. The Internet and telephone voting facilities will close at 11:59 p.m. Pacific Time on Thursday, June 11, 2026. The Notice will also provide instructions on how you can elect to receive future proxy materials electronically or in printed form by mail. If you choose to receive future proxy materials electronically, you will receive an email next year with instructions containing a link to the proxy materials and a link to the proxy voting site. Your election to receive proxy materials electronically or in printed form by mail will remain in effect until you terminate such election.

If your shares are held in street name, the voting instruction form sent to you by your broker, bank or other nominee should indicate whether the institution has a process for beneficial holders to provide voting instructions over the Internet or by telephone. A number of banks and brokerage firms participate in a program that also permits stockholders whose shares are held in street name to direct their vote over the Internet or by telephone. If your bank or brokerage firm gives you this opportunity, the voting instructions from the bank or brokerage firm that accompany this Proxy Statement will tell you how to use the Internet or telephone to direct the vote of shares held in your account. If your voting instruction form does not include Internet or telephone information, please complete and return the voting instruction form in the self-addressed, postage-paid envelope provided by your broker. Stockholders who vote by proxy over the Internet or by telephone need not return a proxy card or voting instruction form by mail, but may incur costs, such as usage charges, from telephone companies or Internet service providers.

**Revocability of Proxies**

Any proxy may be revoked at any time before it is exercised by filing an instrument revoking it with the Company's Secretary or by submitting a duly executed proxy bearing a later date than such proxy prior to the time of the Annual Meeting. Stockholders who have voted by proxy over the Internet or by telephone or have executed and returned a proxy and who then attend the Annual Meeting and desire to vote in person are requested to notify the Secretary in writing prior to the time of the Annual Meeting. We request that all such written notices of revocation to the Company be addressed to Cindy R. Tahl, Secretary, c/o Fate Therapeutics, Inc., at the address of our principal executive offices at 12278 Scripps Summit Drive, San Diego, CA 92131. Our telephone number is (858) 875-1800. Stockholders may also revoke their proxy by entering a new vote over the Internet or by telephone.

**Voting Results**

We plan to announce preliminary voting results at the Annual Meeting and will publish final results in a Current Report on Form 8-K to be filed with the SEC within four business days following the Annual Meeting.

**Stockholder Proposals to be Presented at the Next Annual Meeting**

Any stockholder who meets the requirements of the proxy rules under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), may submit proposals to the Board of Directors to be presented at the 2027 annual meeting. Such proposals must comply with the requirements of Rule 14a-8 under the Exchange Act and be submitted in writing by notice delivered or mailed by first-class United States mail, postage prepaid, to our Secretary at our principal executive offices at the address set forth above no later than December 25, 2026 in order to be considered for inclusion in the proxy materials to be disseminated by the Board of Directors for such annual meeting. If the date of the 2027 annual meeting is moved by more than 30 days from the date contemplated at the time of the previous year's proxy statement, then notice must be received within a reasonable time before we begin to print and send proxy materials. If that happens, we will publicly announce the deadline for submitting a proposal in a press release or in a document filed with the SEC. A proposal submitted outside the requirements of Rule 14a-8 under the Exchange Act will be considered untimely if received after March 10, 2027.

Our Amended and Restated Bylaws ("Bylaws") also provide for separate notice procedures to recommend a person for nomination as a director or to propose business to be considered by stockholders at a meeting. To be considered timely under these provisions, the stockholder's notice must be received by our Secretary at our principal executive offices at the address set forth above no earlier than February 12, 2027 and no later than March 14, 2027. Our Bylaws also specify requirements as to the form and content of a stockholder's notice.

In addition to satisfying the foregoing requirements, to comply with the universal proxy rules, stockholders who intend to solicit proxies in support of director nominees other than the Company's nominees must also comply with the additional requirements of Rule 14a-19(b) under the Exchange Act. Stockholder proposals and the required notice submitted by mail should be addressed to our Secretary at our principal executive offices at the address set forth above.

The Board of Directors, a designated committee thereof or the chairman of the meeting may refuse to acknowledge the introduction of any stockholder proposal if it is not made in compliance with the applicable notice provisions.

# PROPOSAL 1

## ELECTION OF DIRECTORS

### General

Our Board of Directors is currently comprised of eight members. Our certificate of incorporation provides for a Board of Directors that is divided into three classes. The term for each class is three years, staggered over time. This year, the term of the directors in Class I expires. Each of our current Class I directors will stand for re-election at the Annual Meeting. Our Board of Directors has nominated Drs. Robert S. Epstein and Karin Jooss, and Ms. Laura J. Hamill to serve as Class I directors at the Annual Meeting. Each of these nominees has indicated his or her willingness to serve, or continue to serve, as applicable, on our Board of Directors, if elected. If each of the Class I director nominees is elected at the Annual Meeting, the composition of our Board of Directors will be as follows: Class I—Drs. Robert S. Epstein and Karin Jooss, and Ms. Laura J. Hamill; Class II—Drs. William H. Rastetter and Yuan Xu, and Mr. Michael Lee; and Class III—Drs. Shefali Agarwal and Bahram Valamehr, and Mr. Matthew C. Abernethy. Our Board of Directors has approved an increase in the authorized number of members of the Board of Directors from eight to nine, and an increase in the authorized number of Class I directors from two to three, to be effective immediately prior to the stockholders' election of the Class I director nominees at the Annual Meeting.

In the absence of instructions to the contrary, the persons named as proxy holders in the accompanying proxy intend to vote in favor of the election of the nominees designated below to serve until the 2029 Annual Meeting of Stockholders and until their successors shall have been duly elected and qualified Each nominee, with the exception of Ms. Hamill, is currently a director. The Board of Directors expects that each nominee will be available to serve as a director, but if any such nominee should become unavailable or unwilling to stand for election, it is intended that the shares represented by the proxy will be voted for such substitute nominee as may be designated by the Board of Directors.

A non-management director recommended the election of Laura J. Hamill, and the Nominating and Corporate Governance Committee and the Board of Directors have approved Ms. Hamill as nominee and are recommending her election at the Annual Meeting.

The biographies of our current directors and nominee for director and their ages as of April 1, 2026, are set forth below.

| Name | Age | Position |
| --- | --- | --- |
| Bahram Valamehr, Ph.D., MBA | 49 | President, Chief Executive Officer, and Director |
| William H. Rastetter, Ph.D.(1) | 77 | Chairman of the Board of Directors |
| Robert S. Epstein, M.D., M.S.(1)(2)(3) | 70 | Director |
| Michael Lee | 47 | Director |
| Karin Jooss, Ph.D.(2) | 61 | Director |
| Shefali Agarwal, M.S., M.B.B.S.(3) | 52 | Director |
| Yuan Xu, Ph.D.(2) | 58 | Director |
| Matthew C. Abernethy(1) | 46 | Director |
| Laura J. Hamill | 61 | Director Nominee |

(1) Member of the Audit Committee of the Board of Directors (the "Audit Committee").

(2) Member of the Compensation Committee of the Board of Directors (the "Compensation Committee").

(3) Member of the Nominating and Corporate Governance Committee of the Board of Directors (the "Nominating and Corporate Governance Committee").

**Nominees for Director**

*Class I:*

**The Board of Directors recommends that you vote FOR the following nominees.**

The persons listed below are nominated for election to Class I of the Board of Directors to serve a three-year term ending at the 2029 Annual Meeting of Stockholders and until their successors are elected and qualified.

*Robert S. Epstein, M.D., M.S.* has served as a director since March 2014. Dr. Epstein is an epidemiologist and strategic consultant to life sciences companies and has served as a member of the board of directors of Veracyte, Inc. (Nasdaq: VCYT), a molecular diagnostic company, since January 2015 and as chairman of the board of directors since May 2023. Dr. Epstein has served as a member of the board of directors of Illumina, Inc. (Nasdaq: ILMN), a life sciences company, since December 2012, and has announced his intent to retire from Illumina's board of directors effective May 2, 2026. Dr. Epstein has served as Chief Executive Officer and President of Epstein Health LLC, a privately-held strategic consultancy company servicing private equity, biopharma and diagnostic companies, since June 2013. From August 2010 to April 2012, Dr. Epstein served as President of the Medco-UBC Division and Chief Research and Development Officer of Medco Health Solutions, Inc. ("Medco"), a managed healthcare company. In this role, Dr. Epstein was responsible for all of Medco's clinical research initiatives, including the Medco Research Consortium and United BioSource Corporation. Dr. Epstein served as Senior Vice President and Chief Medical Officer from 1997 to August 2010 at Medco and was appointed President of the Medco Research Institute in 2009. Before joining the private sector, Dr. Epstein was trained as an epidemiologist and held various positions in public health and academia. He is a past elected President of the International Society of Pharmacoeconomics and Outcomes Research and has served on the board of directors of the Drug Information Association. In 2008, Dr. Epstein was nominated and elected to the Federal CDC EGAPP (Evaluation of Genomic Applications in Practice & Prevention) Stakeholder Committee, and the AHRQ CERT (Centers for Education and Research on Therapeutics) Committee. Dr. Epstein holds a B.S. and an M.D. from the University of Michigan and an M.S. from the University of Maryland.

The Board of Directors has determined that Dr. Epstein's extensive operating, commercial, and senior management experience in the biotechnology industry, as well as his expertise in health economics, qualifies him to serve as a member of our Board of Directors.

*Karin Jooss, Ph.D.* has served as a director since March 2019. Since May 2025, Dr. Jooss has served as Executive Vice President and Head of R&D at ImmunEdge. From March 2021 to December 2024, Dr. Jooss served as Executive Vice President and Head of R&D at Gritstone. Dr. Jooss previously served as Executive Vice President of Research and Chief Scientific Officer of Gritstone, from April 2016 to March 2021, and also served on the board of directors at Gritstone from April 2016 to December 2024. Prior to Gritstone, from May 2009 to April 2016, Dr. Jooss served as head of cancer immuno-therapeutics in the vaccine immuno-therapeutics department at Pfizer, Inc. ("Pfizer"), a public pharmaceutical company, where she was also a member of the vaccine immuno-therapeutics leadership team and served as head of the immuno-pharmacology team. Prior to joining Pfizer, Dr. Jooss served as Vice President of research at Cell Genesys, Inc. ("Cell Genesys"), from June 2005 to April 2009, and as Senior Director of Research at Cell Genesys from July 2001 to June 2005. She is on the editorial board of Molecular Therapy and the Journal of Gene Medicine and is a member of the Immunology and Educational Committee of the American Society of Gene & Cell Therapy and the Industry Task Force of the Society for Immunotherapy of Cancer. Dr. Jooss received her diploma in theoretical medicine and a Ph.D. in molecular biology and immunology from the University of Marburg in Germany, and performed postgraduate work in gene therapy and immunology at the University of Pennsylvania.

The Board of Directors has determined that Dr. Jooss is qualified to serve on our Board of Directors due to her extensive experience in the biotechnology industry.

*Laura J. Hamill* has served on the board of directors of BB Biotech, a Swiss-based investment fund, since March 2022, and Jazz Pharmaceuticals Public Limited Company (Nasdaq: JAZZ), since July 2024. Ms. Hamill also serves on the board of directors of Unchained Labs, a privately-held life sciences tools company. Ms. Hamill previously served on the boards of directors of the following biopharmaceutical companies: Y-mAbs Therapeutics, Inc. (formerly Nasdaq: YMAB, acquired by SERB Pharmaceuticals), from June 2020 to September 2025, Acceleron Pharma Inc. (formerly Nasdaq: XLRN, acquired by Merck & Co., Inc.) from September 2020 to November 2021, AnaptysBio, Inc. (Nasdaq: ANAB) from September 2019 to April 2023, Pardes Biosciences, Inc. (formerly Nasdaq: PRDS, acquired by MediPacific, Inc.) from July 2021 to August 2023 and Scilex Holding Company (Nasdaq: SCLX) from November 2022 to September 2023. Ms. Hamill held the position of Executive Vice President, Worldwide Commercial Operations, for Gilead Sciences, Inc. (Nasdaq: GILD), a biopharmaceutical company, from 2018 to 2019. From 2002 to 2018, Ms. Hamill served in various executive management positions at Amgen Inc. (Nasdaq: AMGN), a global biotechnology company, culminating in her role as Senior Vice President, U.S. Commercial Operations. She has extensive experience living and working overseas for Amgen with responsibilities for the overall product portfolio. She was Head of International Marketing and Business Operations, in Zug, Switzerland and also served as Senior Vice President of Amgen's Intercontinental Region, consisting of 26 countries. She was Vice President and General Manager for the Inflammation Business Unit at Amgen and Immunex Corporation (acquired by Amgen) from 2000 to 2007. From 1995 to 2000, Ms. Hamill held senior management positions at Klemtner, a biopharmaceutical advertising agency and, from 1988 to 1995, started her career in pharmaceuticals with Hoffmann La-Roche Laboratories holding positions in product management, business analysis and field sales. Ms. Hamill holds a degree in Business Administration with an emphasis in Marketing from the University of Arizona.

The Board of Directors has determined that Ms. Hamill is qualified to serve on our Board of Directors due to her having over 35 years of commercial expertise in the biopharmaceutical industry, having held a variety of executive leadership positions in the United States and internationally.

### *Class II: Currently Serving Until the 2027 Annual Meeting*

*William H. Rastetter, Ph.D.* has served as a director on our Board of Directors since November 2011 and as Chairman of our Board of Directors since December 2011. From February 2012 to October 2012, he also served as our interim Chief Executive Officer. He is a Co-Founder of Receptos, Inc., a biopharmaceutical company that is a wholly-owned subsidiary of Celgene, where he served as a director and Chairman of the board of directors from 2009 to 2015, and was Acting Chief Executive Officer from May 2009 to November 2010. Dr. Rastetter is also Founder and has served as Chairman of the board of directors of San Diego Squared, a non-profit corporation focused on workforce development for students from underserved communities in San Diego County, since July 2020. Dr. Rastetter served as the Chairman of Illumina, Inc. ("Illumina") from 2005 to 2016, and as a director of Illumina from 1998 to 2016. He was a founding director, interim Chief Executive Officer, and Chairman of Grail, Inc. which was acquired by Illumina in 2021. Dr. Rastetter has served as a member of the board of directors of Neurocrine since February 2010, and as the Chairman of the board of directors since May 2011. Dr. Rastetter has served as a director of Regulus Therapeutics, Inc. (Nasdaq: RGLS) since April 2013 until its acquisition by Novartis in June 2025. He served as a member of the board of directors of Daré Bioscience, Inc. (Nasdaq: DARE), previously known as Cerulean Pharma, Inc., since July 2017, and as its Chairman of the board of directors since July 2019. Dr. Rastetter has served on the board of Iambic Therapeutics since May 2023. He has also served as an advisor to Illumina Ventures, a genomics focused venture firm, since April 2016. Dr. Rastetter served as a Partner at the venture capital firm Venrock from 2006 to February 2013. Prior to that, Dr. Rastetter was Executive Chairman of Biogen Idec, from the merger of the two companies (Biogen and Idec Pharmaceuticals) in 2003 through the end of 2005. He joined Idec Pharmaceuticals at its founding in 1986 and served as Chairman and Chief Executive Officer. At Idec Pharmaceuticals he was a co-inventor of rituximab, the first monoclonal antibody approved by the FDA for cancer therapy. Prior to Idec Pharmaceuticals, he was director of Corporate Ventures at Genentech, Inc. ("Genentech") and also served in a scientific capacity at Genentech. Dr. Rastetter held various faculty positions at the Massachusetts Institute of Technology and Harvard University and was an Alfred P. Sloan Fellow. Dr. Rastetter holds a Ph.D. and M.A. in chemistry from Harvard University and an S.B. in chemistry from the Massachusetts Institute of Technology.

The Board of Directors has determined that Dr. Rastetter is qualified to serve on our Board of Directors due to his extensive experience in the biotechnology industry, his broad leadership experience with Idec Pharmaceuticals and on several boards of biotechnology companies, and his experience with financial matters.

***Michael Lee*** has served as a director since July 2018. Mr. Lee has served as Co-Founder and Portfolio Manager at Redmile Group, LLC ("Redmile") since 2007. Prior to Redmile, Mr. Lee worked as a biotechnology investor at Steeple Capital, and as an analyst at Welch Capital Partners and Prudential Equity Group. Mr. Lee previously served on the board of directors of IGM Biosciences, Inc. (formerly Nasdaq: IGMS, acquired by Concentra Biosciences, LLC in August 2025) from July 2019 to August 2025 and Shattuck Labs, Inc. (Nasdaq: STTK) from June 2020 to August 2025. Mr. Lee holds a B.S. in Molecular and Cellular Biology from the University of Arizona.

The Board of Directors has determined that Mr. Lee's extensive business and leadership experience in the biotechnology industry qualifies him to serve as a member of our Board of Directors.

***Yuan Xu, Ph.D.*** has served as a director since August 2021. She has served as an independent director on the board of directors of Akero Therapeutics, Inc. (Nasdaq: AKRO) from April 2021 until its acquisition by Novo Nordisk in December 2025, and as an independent director on the board of directors of Xilio Therapeutics, Inc. (Nasdaq: XLO), a biotechnology company, since January 2022. Previously, she served as a board member and Chief Executive Officer of Legend Biotech Co. (Nasdaq: LEGN) from March 2018 to August 2020, playing a leading role in its initial public offering. Dr. Xu's prior career as a senior executive includes Senior Vice President leading Merck's Biologics & Vaccines Division from August 2015 to August 2017, as well as leading biopharmaceutical development and manufacturing groups for Gilead, Novartis and GlaxoSmithKline. In her early career, Dr. Xu held various scientific, regulatory and operations roles at Amgen, Chiron and Genentech. Dr. Xu received a B.S. in biochemistry from Nanjing University and a Ph.D. in biochemistry from the University of Maryland, and she completed her postdoctoral training in virology and gene therapy at the University of California, San Diego.

The Board of Directors has determined that Dr. Xu is qualified to serve on our Board of Directors due to her long-standing track record of executive and scientific leadership in biopharmaceutical research, development, manufacturing, commercialization and life-cycle management.

*Class III: Currently Serving Until the 2028 Annual Meeting*

***Bahram Valamehr, Ph.D., MBA*** has served as our President, Chief Executive Officer and a director since January 2025. From August 2024 to December 2024, Dr. Valamehr served as our President of Research and Development. Prior to that and from March 2021 to August 2024, Dr. Valamehr served as our Chief Research and Development Officer, overseeing all of our research and development activities. From January 2010 to March 2021, Dr. Valamehr served in roles of increasing responsibility with the Company, most recently from August 2018 to March 2021 as our Chief Development Officer, where he oversaw our early development activities including "off-the-shelf" cell therapy product candidates derived from our induced pluripotent stem cell platform. Prior to that, Dr. Valamehr played key scientific roles at Amgen Inc., the Center for Cell Control, and the Broad Stem Cell Research Center developing novel methods to control pluripotency, to modulate stem cell fate including hematopoiesis and to better understand cellular signaling pathways associated with cancer. Dr. Valamehr received his Ph.D. in molecular and medical pharmacology from the University of California, Los Angeles, his MBA from Pepperdine University, and his B.S. in biochemistry from the University of California, Los Angeles.

The Board of Directors has determined that Dr. Valamehr is qualified to serve on our Board of Directors due to his extensive leadership and scientific experience in the biotechnology industry. In addition, Dr. Valamehr's day-to-day management and intimate knowledge of our business and operations provide our Board of Directors with an in-depth understanding of the Company.

*Shefali Agarwal, M.S., M.B.B.S.* has served as a director since July 2019. Since February 2025, Dr. Agarwal has served as Chief Executive Officer of Sironax, a private biopharmaceutical company with operations in the U.S. and China. Dr. Agarwal previously served on the board of directors of Gritstone Bio, Inc. ("Gritstone") (formerly Gritstone Oncology, Inc.), a clinical-stage biotechnology company that focused on developing cancer and infectious disease immunotherapies, from June 2021 to December 2024. Dr. Agarwal previously served as the President and Chief Executive Officer of Valerio Therapeutics S.A. (formerly Onxeo S.A.) ("Valerio"), a clinical stage biotechnology company developing drugs targeting DNA Damage Response, from April 2022 to November 2024, and Chair of the board of directors from June 2021 to November 2024. Prior to her appointment as President and Chief Executive Officer of Valerio in April 2022, Dr. Agarwal was the Executive Vice President, Chief Medical and Development Officer of Epizyme, Inc. ("Epizyme"), a clinical-stage company developing novel epigenetic therapies for cancer and other serious diseases, where she led the global clinical development and regulatory strategy for tazemetostat for the treatment of cancer from July 2018 to April 2022, and continues to serve as a senior medical advisor and interim Chief Medical and Development Officer. Prior to joining Epizyme in July 2018, Dr. Agarwal served as Chief Medical Officer at SQZ Biotech Inc. between July 2017 and May 2018, where she built and led the clinical development organization, which included clinical research operations and regulatory functions. Dr. Agarwal has also held senior leadership positions at Curis, Inc. from July 2016 to July 2017, where she oversaw the Phase 2 study of its dual HDAC/PI3K inhibitor in diffuse large B-cell lymphoma, and at Tesaro, Inc. from July 2013 to February 2017, where she served as the clinical lead for the New Drug Application and the European Medicines Agency regulatory submissions and supported the commercial launch of ZEJULA® (niraparib) in ovarian cancer. She has also held positions at Covidien plc (acquired by Medtronic, Inc.), AVEO Oncology and Pfizer, and led clinical research in the Department of Anesthesiology and Critical Care Medicine at Johns Hopkins University. Dr. Agarwal received her master's degree in public health from Johns Hopkins University, her M.S. in business from the University of Baltimore, and her medical degree (M.B.B.S.) from Karnataka University.

The Board of Directors has determined that Dr. Agarwal is qualified to serve on our Board of Directors due to her extensive experience in the biotechnology industry.

*Matthew C. Abernethy* has served as a director since May 2025. Mr. Abernethy has been Chief Financial Officer of Neurocrine Biosciences, Inc. ("Neurocrine") (Nasdaq: NBIX), a leading neuroscience-focused biopharmaceutical company, since November 2017. At Neurocrine he is responsible for leading corporate finance activities, information technology, investor relations, and facilities. Mr. Abernethy has over 15 years of experience working in biotechnology and medical device companies in roles in both finance and investor relations. He joined Neurocrine from Zimmer Biomet Holdings, Inc. (NYSE and SIX: ZBH), a leading global medical technology leader, where he held various positions from February 2009 to November 2017, including most recently as Vice President, Investor Relations, and as Treasurer and Vice President of Finance for the Orthopedics Businesses. He began his career with KPMG LLP and became a certified public accountant (inactive). Mr. Abernethy earned his B.S. in Accounting and Business Administration from Grace College and an MBA from the University of Chicago.

The Board of Directors has determined that Mr. Abernethy is qualified to serve on our Board of Directors due to his background in financial and accounting matters for public companies and his extensive experience as a chief financial officer of a public biotechnology company.

**Required Vote**

The three (3) nominees for Class I director receiving the highest number of affirmative votes properly cast shall each be elected as a director to serve until the 2029 Annual Meeting of Stockholders or until their successors have been duly elected and qualified. Withheld votes and broker non-votes will have no effect on this proposal.

**Recommendation of the Board of Directors**

**THE BOARD OF DIRECTORS RECOMMENDS THAT THE STOCKHOLDERS VOTE FOR THE ELECTION OF THE THREE (3) NOMINEES FOR CLASS I DIRECTOR LISTED ABOVE.**

## CORPORATE GOVERNANCE

### Board of Directors' Role in Risk Management

Risk is inherent with every business, and how well a business manages risk can ultimately determine its success. We face a number of risks, including risks relating to our financial condition, development and commercialization activities, operations, intellectual property and cybersecurity. Management is responsible for the management of risks we face, on an on-going, day-to-day basis, while our Board of Directors, as a whole and through its committees, has responsibility for the oversight of risk management. In its risk oversight role, our Board of Directors has the responsibility to satisfy itself that the risk management processes designed and implemented by management are adequate and functioning as designed.

The role of our Board of Directors in overseeing the management of our risks is conducted primarily through committees of the Board of Directors, as disclosed in the descriptions of each of the committees below and in the charters of each of the committees. The full Board of Directors (or the appropriate board committee in the case of risks that are under the purview of a particular committee) discusses with management our major risk exposures, their potential impact on our company, and the steps we take to manage them. When a board committee is responsible for evaluating and overseeing the management of a particular risk or risks, the chairman of the relevant committee reports on the discussion to the full Board of Directors during the committee reports portion of the next board meeting. This enables our Board of Directors and its committees to coordinate the risk oversight role, as well as information regarding on-going risk management activities, particularly with respect to risk interrelationships.

### Board of Directors and Committees of the Board

During 2025, the Board of Directors held a total of four meetings. During the year ended December 31, 2025, each of our incumbent directors attended at least 75% of the aggregate of the number of Board of Directors meetings and the number of meetings held by all committees of the Board of Directors on which such director served.

Our Board of Directors has determined that all of our directors, except for Dr. Valamehr, are independent, as determined in accordance with the rules of The Nasdaq Stock Market ("Nasdaq") and the SEC. In addition, our Board of Directors has determined that each of our former directors, Dr. Neely Mozaffarian, Dr. John D. Mendlein, and Mr. Timothy P. Coughlin, who each served on the Board of Directors during 2025, were independent under such rules during their service on the board in 2025. In making such independence determination, the Board of Directors considered the relationships that each non-employee director has with us and all other facts and circumstances that the Board of Directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director. In considering the independence of the directors listed above, our Board of Directors considered the association of our directors with the holders of more than 5% of our common stock. There are no family relationships among any of our directors or executive officers.

The Board of Directors has a standing Audit Committee, Compensation Committee, and Nominating and Corporate Governance Committee. Each of our Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee is composed entirely of independent directors in accordance with current Nasdaq listing standards. Furthermore, our Audit Committee meets the enhanced independence standards established by the Sarbanes-Oxley Act of 2002 and related rulemaking of the SEC. Copies of our Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee charters and our code of business conduct and ethics are available, free of charge, on our website at http://ir.fatetherapeutics.com/corporate-profile.

Our Board of Directors also has a standing Science & Technology Committee, which is an advisory committee.

*Audit Committee*

Mr. Abernethy and Drs. Rastetter and Epstein currently serve on the Audit Committee, which is currently chaired by Mr. Abernethy. Timothy P. Coughlin, a former director, previously served as a member of the Audit Committee from October 2013 to May 2025. Our Board of Directors has designated Mr. Abernethy as an "Audit Committee financial expert," as defined under the applicable rules of the SEC. The Audit Committee's responsibilities include:

- appointing, approving the compensation of, and assessing the independence of our independent registered public accounting firm;

- approving auditing and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;

- reviewing the overall audit plan (both internal, if applicable, and external) with the independent registered public accounting firm and members of management responsible for preparing our financial statements;

- reviewing and discussing with management and the independent registered public accounting firm our annual and quarterly financial statements and related disclosures as well as critical accounting policies and practices used by us;

- reviewing the adequacy of our internal control over financial reporting and the adequacy of disclosures about changes in internal control over financial reporting;

- establishing policies and procedures for the receipt and retention of accounting-related complaints and concerns;

- recommending, based upon the Audit Committee's review and discussions with management and the independent registered public accounting firm, whether our audited financial statements shall be included in our Annual Report on Form 10-K;

- monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters;

- reviewing and discussing with management and the Board items of enterprise risk beyond financial risk and management of financial statements;

- preparing or overseeing the Audit Committee report required by SEC rules to be included in our proxy statement for our annual meeting of stockholders;

- reviewing all related party transactions for potential conflict of interest situations and approving all such transactions;

- reviewing quarterly earnings releases;

- reviewing, assessing and considering, in consultation with management and the Board of Directors, as appropriate, our overall risk management policies and procedures; and

- overseeing risks and risk mitigation associated with cybersecurity matters, including reviewing policies, incident response plans and internal resources, assessing the resilience of our cybersecurity program, confirming the adequacy of our insurance coverage related to cybersecurity and establishing the frequency and content of management reports to the Audit Committee with respect to cyber-attacks and data breaches.

During 2025, the Audit Committee held four meetings.

*Compensation Committee*

Drs. Jooss, Xu and Epstein currently serve on the Compensation Committee, which is chaired by Dr. Jooss. Mr. Coughlin previously served as a member of the Compensation Committee from October 2013 to March 2025. The Compensation Committee's responsibilities include:

- reviewing and approving, or upon the request of the Board of Directors, reviewing and recommending for approval by the Board of Directors, the corporate goals and objectives to be considered in determining the compensation of our Chief Executive Officer ("CEO");

- evaluating the performance of our CEO in light of such corporate goals and objectives and determining and approving, or at the request of the Board of Directors, recommending to the Board of Directors based on such evaluation, the compensation of our CEO;

- reviewing the aggregate amount of compensation being paid or potentially payable to all our "officers" (as defined in section 16 of the Exchange Act) other than the CEO and, at the discretion of the Compensation Committee, other members of senior management;

- reviewing and approving, or recommending to the Board for approval, (i) any employment agreements, severance arrangements, and change in control agreements or provisions, in each case, when and if appropriate, and (ii) any special or supplemental benefits for our officers other than the CEO and, at the discretion of the Compensation Committee, other members of senior management;

- designing and developing the Company's overall compensation structure, policies and programs applicable to directors, executives and employees;

- reviewing management's aggregate decisions regarding the compensation of our employees, other than the officers, provided, that the Compensation Committee retains authority to review and approve compensation for all such employees;

- overseeing and administering our incentive compensation and equity-based plans for employees and approving all forms of award agreement and/or sub-plans adopted thereunder;

- evaluating and assessing potential and current compensation advisers in accordance with the independence standards identified in the applicable Nasdaq and SEC rules;

- retaining the advice of compensation consultants, legal counsel and/or other advisors, and approving the compensation of any such retained services;

- reviewing and approving, or upon request of the Board of Directors, reviewing and making such recommendations to the Board of Directors as the Compensation Committee deems advisable regarding, our policies and procedures for the grant of equity-based awards, including the equity award grant policies and practices, as adopted by the Board of Directors or the Compensation Committee from time to time;

- reviewing and making recommendations to the Board of Directors with respect to non-employee director compensation;

- reviewing our overall employee compensation structure, policies and programs, plans, and short and long-term strategies with respect to any cash, incentives and other compensation plans, and with respect to healthcare-related and other benefit programs;

- administering and, if determined to be necessary, amending our 401(k) plan, and any other material non-equity-based compensation plan; provided that the Compensation Committee may delegate routine administration of such plans to an administrative committee consisting of one or more of the Compensation Committee's members;

- adopting and administering a compensation recovery policy including, without limitation, a policy designed to comply with any rules or regulations adopted by the SEC and Nasdaq pursuant to Section 10D of the Exchange Act; and

- overseeing our public disclosures of director and executive compensation information, which includes the Compensation Discussion and Analysis, if required, and all other compensation information included in our annual proxy statement and compensation information included in other filings with the SEC.

During 2025, the Compensation Committee held six meetings.

### *Nominating and Corporate Governance Committee*

Drs. Epstein and Agarwal currently serve on the Nominating and Corporate Governance Committee, which is chaired by Dr. Epstein. Dr. Mozaffarian previously served as a member of the Nominating and Corporate Governance Committee from July 2024 to October 2025. The Nominating and Corporate Governance Committee's responsibilities include:

- developing and recommending to the Board of Directors criteria for board and committee membership;

- establishing procedures for identifying and evaluating Board of Director candidates, including nominees recommended by stockholders;

- identifying individuals qualified to become members of the Board of Directors;

- recommending to the Board of Directors the persons to be nominated for election as chairperson, directors, and to each of the board's committees;

- reviewing corporate succession plans for the directors, the Chief Executive Officer, and other executive officers of the Company; and

- overseeing the annual evaluation of the performance of the Board of Directors and its committees, including individual directors.

During 2025, the Nominating and Corporate Governance Committee held four meetings.

### *Science & Technology Committee (Advisory)*

Our Board of Directors formed a Science & Technology Committee in September 2019. Drs. Agarwal, Jooss, and Xu and Mr. Lee currently serve on the Science & Technology Committee, which is chaired by Dr. Agarwal. Dr. Mozaffarian previously served as a member of the Science & Technology Committee from July 2024 to October 2025. The Science & Technology Committee's responsibilities include assisting the Board of Directors' oversight of our research and development activities and advising the Board of Directors with respect to strategic and clinical considerations.

### Board Leadership

The positions of our Chairman of the Board of Directors and CEO are presently separated at Fate. Separating these positions allows our CEO to focus on our day-to-day business, while allowing the Chairman of the Board of Directors to lead our Board of Directors in its fundamental role of providing advice to and independent oversight of management. Our Board of Directors recognizes the time, effort and energy that the CEO must devote to his position in the current business environment, as well as the commitment required to serve as our Chairman of the Board of Directors, particularly as our Board of Directors' oversight responsibilities continue to grow. Our Board of Directors also believes that this structure ensures a greater role for the independent directors in the oversight of our Company and active participation of the independent directors in setting agendas and establishing priorities and procedures for the work of our Board of Directors.

While our Bylaws and corporate governance guidelines do not require that our Chairman of the Board of Directors and CEO positions be separate, our Board of Directors believes that having separate positions and having an independent outside director serve as Chairman of the Board of Directors is the appropriate leadership structure for us at this time and demonstrates our commitment to good corporate governance. Our separate Chairman of the Board of Directors and CEO positions are augmented by the independence of nine of our ten directors, and our three entirely independent Board committees that provide appropriate oversight in the areas described above. At executive sessions of independent directors, these directors speak candidly on any matter of interest, without the CEO or other executives present. We believe this structure provides consistent and effective oversight of our management and the Company. The independent directors met four times in 2025 without management present.

**Board Diversity**

Our Board of Directors believes that directors who provide a significant breadth of experience, knowledge and abilities in areas relevant to our business, while also representing a diversity in race, ethnicity and gender, contribute to a well-balanced and effective board. Presently, three of our directors self-identify as female and three directors self-identify as having a demographic background from an underrepresented community.

**Director Nominations**

The director qualifications developed to date focus on what our Board of Directors believes to be essential competencies to effectively serve on the Board of Directors. The Nominating and Corporate Governance Committee must reassess such criteria annually and submit any proposed changes to the Board of Directors for approval. Presently, at a minimum, the Nominating and Corporate Governance Committee must be satisfied that each nominee it recommends has the highest personal and professional integrity, demonstrates exceptional ability and judgment and shall be most effective, in conjunction with the other nominees to the Board of Directors, in collectively serving the long-term interests of the stockholders.

In addition to those minimum qualifications, the Nominating and Corporate Governance Committee recommends that our Board of Directors select persons for nomination to help ensure that:

- a majority of our Board of Directors is "independent" in accordance with Nasdaq standards;

- each of the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee be comprised entirely of independent directors; and

- at least one member of the Audit Committee shall have the experience, education and other qualifications necessary to qualify as an "Audit Committee financial expert" as defined by the rules of the SEC.

In addition to other standards the Nominating and Corporate Governance Committee may deem appropriate from time to time for the overall structure and compensation of the Board of Directors, the Nominating and Corporate Governance Committee considers the following factors when recommending that our Board of Directors select persons for nomination:

- whether a nominee has direct experience in the biotechnology or pharmaceuticals industry or in the markets in which the Company operates;

- whether the nominee, if elected, assists in achieving a mix of board members that represents a diversity of background and experience; and

- achieving diversity within the Board of Directors and adhering to the philosophy of maintaining an environment free from discrimination on the basis of race, color, religion, sex, sexual orientation, gender identity, age, national origin, disability, veteran status or any protected category under applicable law, which would include considering a nominee's diverse background, skills and experience, including appropriate financial, scientific, medical and other expertise relevant to our business.

The Nominating and Corporate Governance Committee adheres to the following process for identifying and evaluating nominees for the Board of Directors. First, it solicits recommendations for nominees from non-employee directors, our CEO, other executive officers, third-party search firms or any other source it deems appropriate. The Nominating and Corporate Governance Committee then reviews and evaluates the qualifications of proposed nominees and conducts inquiries it deems appropriate; all proposed nominees are evaluated in the same manner, regardless of who initially recommended such nominee. In reviewing and evaluating proposed nominees, the Nominating and Corporate Governance Committee may consider, in addition to the minimum qualifications and other criteria for board membership approved by our Board of Directors from time to time, all facts and circumstances that it deems appropriate or advisable, including, among other things, the skills of the proposed nominee, his or her depth and breadth of business experience or other background characteristics, his or her independence and the needs of the Board of Directors. This process is designed to provide that the Board of Directors includes members with diverse backgrounds, skills and experience, including appropriate financial, scientific, medical and other expertise relevant to the business of the Company. Additionally, the Nominating and Corporate Governance Committee considers whether nominees assist in achieving a mix of board members that represents a diversity of background and experience, which is not only limited to race, gender or national origin, and is committed to actively seeking out highly qualified women and minority candidates, as well as candidates with diverse backgrounds, skills and experiences, to include in the pool from which board nominees are chosen. The Nominating and Corporate Governance Committee assesses its own performance on a periodic basis, and in doing so, gives consideration to its implementation of, and the results achieved through, this process.

If the Nominating and Corporate Governance Committee decides to retain a third-party search firm to identify proposed nominees, it has sole authority to retain and terminate such firm and to approve any such firm's fees and other retention terms.

Each nominee for election as director at the 2026 Annual Meeting is recommended by the Nominating and Corporate Governance Committee and, with the exception of Ms. Hamill, is presently a director and stands for re-election by the stockholders. From time to time, the Company may pay fees to third-party search firms to assist in identifying and evaluating potential nominees, although no such fees have been paid in connection with nominations to be acted upon at the 2026 Annual Meeting.

Pursuant to our Bylaws, stockholders who wish to nominate persons for election to the Board of Directors at an annual meeting must be a stockholder of record at the time of giving the notice, entitled to vote at the meeting, present (in person or by proxy) at the meeting and must comply with the notice procedures in our Bylaws. A stockholder's notice of nomination to be made at an annual meeting must be delivered to our principal executive offices not less than 90 days nor more than 120 days before the anniversary date of the immediately preceding annual meeting. However, if an annual meeting is more than 30 days before or more than 60 days after such anniversary date, the notice must be delivered no later than the later of the 90th day prior to such annual meeting or the 10th day following the day on which the first public announcement of the date of such annual meeting was made. A stockholder's notice of nomination may not be made at a special meeting unless such special meeting is held in lieu of an annual meeting. The stockholder's notice must include the following information for the person making the nomination:

- name and address;

- the class and number of shares of the Company owned beneficially or of record;

- disclosure regarding any derivative, swap or other transactions which give the nominating person economic risk similar to ownership of shares of the Company or provide the opportunity to profit from an increase in the price of value of shares of the Company;

- any proxy (other than a revocable proxy given in response to a public proxy solicitation made pursuant to, and in accordance with, the Exchange Act), agreement, arrangement, understanding or relationship that confers a right to vote any shares of the Company;

- any agreement, arrangement, understanding or relationship engaged in for the purpose of acquiring, holding, disposing or voting of any shares of any class or series of capital stock of the Company;

- any rights to dividends on the shares that are separate from the underlying shares;

- any performance related fees that the nominating person is entitled to, based on any increase or decrease in the value of any shares of the Company;

- a description of all agreements, arrangements or understandings by and between the proposing stockholder and another person relating to the proposed business (including an identification of each party to such agreement, arrangement or understanding and the names, addresses and class and number of shares owned beneficially or of record of other stockholders known by the proposing stockholder support such proposed business);

- a statement whether or not the proposing stockholder will deliver a proxy statement and form of proxy to holders of, in the case of a business proposal, at least the percentage of voting power of all shares of capital stock required to approve the proposal or, in the case of director nominations, at least the percentage of voting power of all of the shares of capital stock reasonably believed by the proposing stockholder to be sufficient to elect the nominee; and

- any other information relating to the nominating person that would be required to be disclosed in a proxy statement filed with the SEC.

With respect to proposed director nominees, the stockholder's notice must include all information required to be disclosed in a proxy statement in connection with a contested election of directors or otherwise required pursuant to Regulation 14A under the Exchange Act (including such person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected).

For matters other than the election of directors, the stockholder's notice must also include a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest in such business of the stockholder(s) proposing the business.

The stockholder's notice must be updated and supplemented, if necessary, so that the information required to be provided in the notice is true and correct as of the record date for the meeting and as of the date that is ten business days prior to the meeting.

The Board of Directors, a designated committee thereof or the chairman of the meeting will determine if the procedures in our Bylaws have been followed, and if not, declare that the proposal or nomination be disregarded.

The nominee must be willing to provide any other information reasonably requested by the Nominating and Corporate Governance Committee in connection with its evaluation of the nominee's independence. There have been no material changes to the process by which stockholders may recommend nominees to our Board of Directors since the filing of our proxy statement for the annual meeting of stockholders held in 2025.

**Stockholder Communications with the Board of Directors**

Stockholders may send correspondence to the Board of Directors c/o the Corporate Secretary at our principal executive offices at the address set forth above. The Secretary will review all correspondence addressed to the Board of Directors, or any individual board member, for any inappropriate correspondence and correspondence more suitably directed to management. Such items may not be forwarded to the Board of Directors or individual board member but will be made available to any non-management director upon request. Stockholders may also communicate online with our Board of Directors as a group by accessing our website (www.fatetherapeutics.com) and selecting the "Investors" tab.

**Corporate Responsibility**

We are committed to operating in a sustainable manner and being a responsible corporate citizen for the benefit of our employees, patients, investors, and the communities in which we live and work. We are dedicated to the principles of environmental stewardship, social responsibility, good corporate governance and investment in human capital. You can learn about how we incorporate these values and practices into our operations on our website at https://fatetherapeutics.com/about-us/corporate-responsibility.

**Director Attendance at Annual Meetings**

Directors are encouraged to attend the Annual Meeting. Five of our directors attended the 2025 Annual Meeting of Stockholders.

# NON-EMPLOYEE DIRECTOR COMPENSATION

**Non-Employee Director Compensation Policy in Effect Through January 15, 2025**

Our Board of Directors has a non-employee director compensation policy that is designed to provide a total compensation package which enables us to attract and retain, on a long-term basis, high-caliber non-employee directors. Under this policy as in effect through January 15, 2025, all non-employee directors were paid cash compensation for service on the Board of Directors and committees of the Board of Directors as set forth below, prorated based on days of service during a calendar year.

| Board of Directors | Annual Retainer |
|---|---|
| All non-employee members | $40,000 |
| Additional retainer for Chairperson of the Board of Directors | $35,000 |

| | Additional Annual Retainer |
|---|---|
| **Audit Committee:** | |
| Chairperson | $15,000 |
| Non-Chairperson members | $ 7,500 |
| **Compensation Committee:** | |
| Chairperson | $12,000 |
| Non-Chairperson members | $ 6,000 |
| **Nominating and Corporate Governance Committee:** | |
| Chairperson | $10,000 |
| Non-Chairperson members | $ 5,000 |
| **Science & Technology Committee:** | |
| Chairperson | $12,000 |
| Non-Chairperson members | $ 6,000 |

In addition, under the policy as in effect through January 15, 2025, each new non-employee director initially appointed or elected to our Board of Directors was eligible to receive an option grant to purchase 80,000 shares of our common stock, subject to vesting in equal monthly installments during the three years following the grant date, subject to the director's continued service on our Board of Directors. Thereafter, on the date of each annual meeting of stockholders, each continuing non-employee director was eligible to receive an annual option grant to purchase 40,000 shares of our common stock, subject to vesting in full upon the earlier of the one-year anniversary of grant date or the date of the next annual meeting of stockholders, subject to the director's continued service on our Board of Directors. All of the foregoing options were to be granted with an exercise price per share equal to the fair market value of a share of our common stock on the date of grant. In the event of a Sale Event (as defined in the 2022 Plan), each outstanding equity retainer award granted pursuant to the policy will become 100% vested and exercisable.

We have agreed to reimburse all reasonable out-of-pocket expenses incurred by non-employee directors in attending Board of Directors and committee meetings.

The aggregate amount of compensation, including both equity compensation and cash compensation, paid to any non-employee director of Company in a calendar year period cannot exceed $1,500,000 in the first calendar year such individual becomes a non-employee director and $1,000,000 in any other calendar year.

**Amended and Restated Non-Employee Director Compensation Policy in Effect Starting January 16, 2025**

At the recommendation of our Compensation Committee, the Board of Directors adopted the Amended and Restated Non-Employee Director Compensation Policy (the "Amended Policy") on January 16, 2025. Under the Amended Policy, all non-employee directors were paid cash compensation for service on the Board of Directors and committees of the Board of Directors as set forth below, prorated based on days of service during a calendar year.

| Board of Directors | Annual Retainer |
|---|---|
| All non-employee members | $40,000 |
| Additional retainer for Chairperson of the Board of Directors | $35,000 |

| | Additional Annual Retainer |
|---|---|
| **Audit Committee:** | |
| Chairperson | $20,000 |
| Non-Chairperson members | $10,000 |
| **Compensation Committee:** | |
| Chairperson | $15,000 |
| Non-Chairperson members | $ 7,500 |
| **Nominating and Corporate Governance Committee:** | |
| Chairperson | $10,000 |
| Non-Chairperson members | $ 5,000 |
| **Science & Technology Committee:** | |
| Chairperson | $12,000 |
| Non-Chairperson members | $ 6,000 |

In addition, under the Amended Policy, each new non-employee director initially appointed or elected to our Board of Directors will receive an option grant to purchase 110,000 shares of our common stock, subject to vesting in equal monthly installments during the three years following the grant date, subject to the director's continued service on our Board of Directors. Thereafter, on the date of each annual meeting of stockholders, each continuing non-employee director will be eligible to receive an annual option grant to purchase 55,000 shares of our common stock, subject to vesting in full upon the earlier of the first anniversary of the date of grant or the date of the following annual meeting of stockholders, subject to the director's continued service on our Board of Directors. All of the foregoing options will be granted with an exercise price per share equal to the fair market value of a share of our common stock on the date of grant. In the event of a Sale Event (as defined in the 2022 Plan), each outstanding equity retainer award granted pursuant to the Amended Policy will become 100% vested and exercisable.

We have agreed to reimburse all reasonable out-of-pocket expenses incurred by non-employee directors in attending Board of Directors and committee meetings.

The aggregate amount of compensation, including both equity compensation and cash compensation, paid to any non-employee director of Company in a calendar year period cannot exceed $1,500,000 in the first calendar year such individual becomes a non-employee director and $1,000,000 in any other calendar year.

**Amended and Restated Non-Employee Director Compensation Policy in Effect Starting March 31, 2026**

At the recommendation of our Compensation Committee, the Board of Directors further amended and restated the Amended Policy (the "2026 Amended Policy") on March 31, 2026. Under the 2026 Amended Policy, all non-employee directors are paid cash compensation for service on the Board of Directors and committees of the Board of Directors as set forth below, prorated based on days of service during a calendar year.

| Board of Directors | Annual Retainer |
|---|---|
| All non-employee members | $40,000 |
| Additional retainer for Chairperson of the Board of Directors | $35,000 |

| | Additional Annual Retainer |
|---|---|
| **Audit Committee:** | |
| Chairperson | $20,000 |
| Non-Chairperson members | $10,000 |
| **Compensation Committee:** | |
| Chairperson | $15,000 |
| Non-Chairperson members | $ 7,500 |
| **Nominating and Corporate Governance Committee:** | |
| Chairperson | $10,000 |
| Non-Chairperson members | $ 5,000 |
| **Science & Technology Committee:** | |
| Chairperson | $15,000 |
| Non-Chairperson members | $ 7,500 |

In addition, under the 2026 Amended Policy, each new non-employee director initially appointed or elected to our Board of Directors will receive an option grant to purchase 175,800 shares of our common stock, subject to vesting in equal monthly installments during the three years following the grant date, subject to the director's continued service on our Board of Directors. Thereafter, on the date of each annual meeting of stockholders, each continuing non-employee director will be eligible to receive an annual option grant to purchase 87,900 shares of our common stock, subject to vesting in full upon the earlier of the first anniversary of the date of grant or the date of the following annual meeting of stockholders, subject to the director's continued service on our Board of Directors. All of the foregoing options will be granted with an exercise price per share equal to the fair market value of a share of our common stock on the date of grant. In the event of a Sale Event (as defined in the 2022 Plan), each outstanding equity retainer award granted pursuant to the 2026 Amended Policy will become 100% vested and exercisable.

We have agreed to reimburse all reasonable out-of-pocket expenses incurred by non-employee directors in attending Board of Directors and committee meetings.

The aggregate amount of compensation, including both equity compensation and cash compensation, paid to any non-employee director of Company in a calendar year period cannot exceed $1,500,000 in the first calendar year such individual becomes a non-employee director and $1,000,000 in any other calendar year.

**Director Compensation Table—2025**

The following table sets forth information with respect to the compensation earned by our non-employee directors during the fiscal year ended December 31, 2025. Dr. Valamehr, our Chief Executive Officer and member of the Board of Directors, did not receive compensation for his service on the Board of Directors and the compensation paid to Dr. Valamehr as a named executive officer of the Company is set forth under the heading "2025 Summary Compensation Table" below.

| Name | Fees Earned or Paid in Cash ($) | Option Awards ($)(1) | All other Compensation ($) | Total ($) |
|---|---|---|---|---|
| Matthew C. Abernethy(2) | 35,440 | 116,172 | — | 151,612 |
| Shefali Agarwal, M.S., M.B.B.S.(3) | 57,000 | 58,086 | — | 115,086 |
| Timothy P. Coughlin(4) | 26,225 | — | — | 26,225 |
| Robert S. Epstein, M.D., M.S.(5) | 65,625 | 58,086 | — | 123,711 |
| Karin Jooss, Ph.D.(6) | 60,875 | 58,086 | — | 118,961 |
| Michael Lee(7) | 46,000 | 58,086 | — | 104,086 |
| John D. Mendlein, Ph.D., J.D.(8) | 34,500 | 58,086 | — | 92,586 |
| Neelufar Mozaffarian, M.D., Ph.D., FACR(9) | 38,250 | 58,086 | — | 96,336 |
| William H. Rastetter, Ph.D. (Chairman)(10) | 84,896 | 58,086 | — | 142,982 |
| Yuan Xu, Ph.D.(11) | 53,438 | 58,086 | — | 111,524 |

(1) In accordance with SEC rules, this column reflects the aggregate grant date fair value of the option awards granted during 2025, computed in accordance with Financial Accounting Standard Board's Accounting Standards Codification Topic 718 (the "FASB ASC Topic 718"). Such grant date fair values do not take into account any estimated forfeitures related to service-based vesting conditions. Assumptions used in the calculation of these amounts are included in the notes to our consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2025 filed in February 2026. These amounts do not reflect the actual economic value that may be realized by the directors upon the exercise of the stock options or the sale of the common stock underlying such stock options. Drs. Mendlein and Mozaffarian each forfeited the 2025 Option Awards upon their resignation from the Board of Directors in October 2025.

(2) Mr. Abernethy was appointed to the Board of Directors on May 29, 2025 and received an initial option grant to purchase 110,000 shares of common stock. Mr. Abernethy's cash fees earned reflect a prorated amount based on his appointment to our Board of Directors on May 29, 2025. Mr. Abernethy held stock options to purchase an aggregate of 110,000 shares of common stock as of December 31, 2025.

(3) Dr. Agarwal held stock options to purchase an aggregate of 191,227 shares of common stock as of December 31, 2025.

(4) Mr. Coughlin held stock options to purchase an aggregate of 154,227 shares of common stock as of December 31, 2025. Mr. Coughlin did not stand for re-election at the 2025 Annual Meeting and departed from the Board of Directors in May 2025. Upon his departure, all outstanding, unvested options were forfeited.

(5) Dr. Epstein held stock options to purchase an aggregate of 249,227 shares of common stock as of December 31, 2025.

(6) Dr. Jooss held stock options to purchase an aggregate of 207,227 shares of common stock as of December 31, 2025.

(7) Mr. Lee held stock options to purchase an aggregate of 207,227 shares of common stock as of December 31, 2025. Mr. Lee is Co-Founder and Portfolio Manager at Redmile Group, LLC and pursuant to the internal policies of Redmile Group, LLC, Mr. Lee holds these stock options as a nominee on behalf, and for the sole benefit, of Redmile Group, LLC and has assigned all economic, pecuniary and voting rights in respect of the stock options to Redmile Group, LLC.

(8) Dr. Mendlein held stock options to purchase an aggregate of 194,227 shares of common stock as of December 31, 2025. Dr. Mendlein resigned as a member of the Board of Directors in October 2025.

(9) Dr. Mozaffarian held stock options to purchase an aggregate of 31,108 shares of common stock as of December 31, 2025. Dr. Mozaffarian resigned as a member of the Board of Directors in October 2025.

(10) Dr. Rastetter held stock options to purchase an aggregate of 249,227 shares of common stock as of December 31, 2025.

(11) Dr. Xu held stock options to purchase an aggregate of 154,394 shares of common stock as of December 31, 2025.

# PROPOSAL 2

## RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has appointed Ernst & Young LLP as the Company's independent registered public accounting firm for 2026. Representatives of Ernst & Young LLP will attend the Annual Meeting and will have the opportunity to make a statement if they desire to do so. They will also be available to respond to appropriate questions.

The Company's organizational documents do not require that the stockholders ratify the selection of Ernst & Young LLP as the Company's independent registered public accounting firm, and stockholder ratification is not binding on the Company, the Board of Directors or the Audit Committee. The Company requests such ratification, however, as a matter of good corporate practice. Our Board of Directors, including our Audit Committee, values the opinions of our stockholders and, to the extent there is any significant vote against the ratification of the selection of Ernst & Young LLP as disclosed in this Proxy Statement, we will consider our stockholders' concerns and evaluate what actions may be appropriate to address those concerns, although the Audit Committee, in its discretion, may still retain Ernst & Young LLP.

The following table shows information about fees billed to the Company by Ernst & Young LLP for the fiscal years ended December 31, 2025 and 2024:

| Fees billed by Ernst & Young LLP | 2025 | 2024 |
|---|---|---|
| Audit Fees(1) | $637,209 | $671,744 |
| Audit Related Fees | — | — |
| Tax Fees | $ 98,522 | $ 71,858 |
| All Other Fees | — | — |
| Total | $735,731 | $743,602 |

(1) Includes fees associated with the annual audit of our financial statements, the reviews of our interim financial statements and the issuance of consent and comfort letters in connection with registration statements.

## Audit Committee Pre-Approval Policies

The Audit Committee is directly responsible for the appointment, retention and termination, and for determining the compensation of the Company's independent registered public accounting firm. The Audit Committee shall pre-approve all auditing services and the terms thereof and non-audit services (other than non-audit services prohibited under Section 10A(g) of the Exchange Act or the applicable rules of the SEC or the Public Company Accounting Oversight Board), except that pre-approval is not required for the provision of non-audit services if the "de minimis" provisions of Section 10A(i)(1)(B) of the Exchange Act are satisfied. The Audit Committee may delegate to the chairperson of the Audit Committee the authority to grant pre-approvals for audit and non-audit services, provided such approvals are presented to the Audit Committee at its next scheduled meeting. All services provided by Ernst & Young LLP during fiscal year 2025 were pre-approved by the Audit Committee in accordance with the pre-approval policy described above, and all audit-related fees, tax fees and other fees during the fiscal year 2025 were approved by the Audit Committee.

## Required Vote

The ratification of the selection of Ernst & Young LLP requires the affirmative vote of a majority of the votes properly cast for and against the proposal at the Annual Meeting. Abstentions and broker non-votes, if any, will have no effect on this proposal.

**Recommendation of the Board of Directors**

**THE BOARD OF DIRECTORS RECOMMENDS THAT THE STOCKHOLDERS VOTE FOR THE RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG LLP AS THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM OF THE COMPANY FOR ITS FISCAL YEAR ENDING DECEMBER 31, 2026.**

## PROPOSAL 3

### NON-BINDING ADVISORY VOTE TO APPROVE THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS

Section 14A of the Exchange Act requires that we provide our stockholders with the opportunity to vote to approve, on a non-binding, advisory basis, not less frequently than once every three years, the compensation of our named executive officers, or a Say-on-Pay Vote, as disclosed in this Proxy Statement in accordance with the compensation disclosure rules of the SEC. In addition, we are required under the Exchange Act to solicit our stockholders, at least once every six years, to vote, on a non-binding advisory basis, on the frequency of such Say-on-Pay Vote, or a "say-on-frequency" vote. At our 2025 Annual Meeting of Stockholders, our stockholders approved one year as the frequency for holding non-binding advisory votes to approve the compensation of our named executive officers. As part of that commitment and consistent with the results of the advisory say-on-frequency vote of our stockholders that was held at the 2025 Annual Meeting, our Board of Directors is providing the stockholders with an opportunity to partake, on an advisory basis, in a Say-on-Pay Vote. This vote is not intended to address any specific item of compensation, but rather the overall compensation of our named executive officers and the policies and practices described in this Proxy Statement.

Our compensation programs are designed to effectively align our executives' interests with the interests of our stockholders by focusing on long-term equity incentives that correlate with the growth of sustainable long-term value for our stockholders.

Stockholders are urged to read the section titled "Executive Compensation" in this Proxy Statement in particular, which discusses how our executive compensation policies and practices implement our compensation philosophy and contains tabular information and narrative discussion about the compensation of our named executive officers, in conjunction with the section titled "Compensation of Our Executive Officers," which provides additional information on the 2025 compensation of our named executive officers. Our Board of Directors and our Compensation Committee believe that these policies and practices are effective in implementing our compensation philosophy and in achieving our compensation program goals.

The vote on this resolution is not intended to address any specific element of compensation; rather, the vote relates to the compensation of our named executive officers, as described in this Proxy Statement in accordance with the compensation disclosure rules of the SEC.

Accordingly, we are asking our stockholders to vote on the following resolution at the Annual Meeting:

> **RESOLVED**, that the stockholders hereby approve, on a non-binding advisory basis, the compensation paid to the Company's named executive officers, as disclosed in the Company's Proxy Statement for the 2026 Annual Meeting of Stockholders, pursuant to the compensation disclosure rules of the SEC, including the compensation tables and the narrative discussions that accompany the compensation tables.

### Required Vote

The approval of this advisory non-binding proposal requires the affirmative vote of a majority of the votes properly cast for and against the proposal at the Annual Meeting. Abstentions and broker non-votes will have no effect on this proposal.

The vote is advisory, which means that the vote is not binding on the Company, our Board of Directors or our Compensation Committee. To the extent there is any significant vote against our named executive officer compensation as disclosed in this proxy statement, our Compensation Committee will evaluate whether any actions are necessary to address the concerns of stockholders.

**Recommendation of the Board of Directors**

**THE BOARD OF DIRECTORS RECOMMENDS THAT THE STOCKHOLDERS VOTE FOR THE APPROVAL, ON A NON-BINDING ADVISORY BASIS, OF THE COMPENSATION OF THE COMPANY'S NAMED EXECUTIVE OFFICERS, AS DISCLOSED IN THIS PROXY STATEMENT.**

## PROPOSAL 4

## APPROVAL OF THIRD AMENDMENT AND RESTATEMENT OF OUR 2022 STOCK OPTION AND INCENTIVE PLAN TO INCREASE THE NUMBER OF SHARES OF COMMON STOCK RESERVED FOR ISSUANCE THEREUNDER

Our Board of Directors believes that stock-based incentive awards play an important role in the success of the Company by encouraging and enabling the employees, officers, non-employee directors, and consultants of the Company upon whose judgment, initiative and efforts the Company largely depends for the successful conduct of its business to acquire a proprietary interest in the Company. In addition, our Board of Directors believes that providing such persons with a direct stake in the Company assures a closer identification of the interests of such individuals with those of the Company and its stockholders, thereby stimulating their efforts on the Company's behalf and strengthening their desire to remain with the Company. On March 31, 2026, our Board of Directors approved a third amendment and restatement of our 2022 Plan, subject to stockholder approval, to increase the number of shares of common stock authorized for issuance under the 2022 Plan by 7,000,000 shares, which represents 6.0% of our shares outstanding as of March 31, 2026. Based on the number of shares of common stock currently authorized and reserved for issuance under the 2022 Plan, this would represent an increase from 24,500,000 shares to 31,500,000 shares. We are requesting that our stockholders approve a third amendment and restatement of our 2022 Plan to increase the number of shares of common stock reserved for issuance under the 2022 Plan by 7,000,000 shares (the 2022 Plan, as amended by the third amendment and restatement, the "2022 Amended Plan"). A copy of the 2022 Amended Plan is attached as Annex A to this proxy statement and is incorporated herein by reference. If our stockholders approve the 2022 Amended Plan, it will amend and restate the current version of the 2022 Plan and will otherwise continue in effect through its current term (June 2032), unless terminated earlier by our Board of Directors. In the event that our stockholders do not approve this Proposal 4, the 2022 Amended Plan will not become effective, and the 2022 Plan will continue in its current form through its current term, without the 7,000,000 additional shares becoming available for issuance under the plan. The share increase requested in this proposal is consistent with the level approved by stockholders in the prior year. The Company has deliberately pursued a strategy of requesting smaller, annual increases to the equity plan share reserve, as opposed to a single, larger multi-year request. This approach is intended to provide more frequent opportunities to assess the potential dilutive impact of increases in the number of shares authorized for issuance under the 2022 Plan.

We believe that our equity compensation program is integral to our ability to attract, retain and motivate employees, non-employee directors and consultants given the competition for highly skilled and experienced individuals among biotechnology and pharmaceutical companies. Additionally, we believe increases in our employees' equity ownership positions are currently needed to provide greater retentive value and incentivize our employees, including certain members of our executive leadership team. Based on an analysis conducted by Aon, our compensation consultant, of our peer group's equity ownership position for employees, our projected hiring requirements, our broad-based equity compensation program, and current market conditions and stock price volatility, we believe that the current number of shares available for issuance under the 2022 Plan is insufficient to meet our need to provide adequate retentive value to our existing employees and to hire new employees. Therefore, our Board of Directors believes that this third amendment and restatement of our 2022 Plan, which authorizes the issuance of additional shares available for grant under the 2022 Plan, is necessary in order to attract and retain the high caliber talent required to accomplish our business objectives and align the interests of our employees with those of our stockholders. The Company expects that the shares requested under this proposal will be sufficient to meet its equity compensation needs for approximately one year.

### Broad-Based Equity Compensation Program

Since our inception, we have compensated all eligible employees using a mix of cash and equity. Our broad-based equity program has allowed us to conserve our cash resources while motivating our employees to act in the company's and our stockholders' interests. The broad-based nature of our equity compensation program is an important element of our overall employee compensation program and reflects our philosophy that it is important for all of our employees to approach their jobs with a long-term perspective. The 2022 Amended Plan, if approved, will continue to provide opportunities for ownership of shares of our common stock through stock option grants, restricted stock unit grants and other stock-based awards to employees that in each case vest over time or on the basis of the achievement of performance objectives. Our equity compensation program rewards both past and future performance. The number of shares each employee is awarded on an annual basis is based on the employee's performance rating for the prior year, with higher performance levels rewarded with more shares.

We are asking our stockholders to approve the 2022 Amended Plan so that we will have a sufficient reserve of common stock to continue incentivizing, attracting, and retaining talent in a highly competitive market and industry, and to align the interests of our employees with those of our stockholders. If our stockholders do not approve the 2022 Amended Plan, then 7,000,000 additional shares requested will not become available for issuance under the 2022 Plan. The 2022 Plan will otherwise remain in effect in accordance with its terms, and based on historical and current grant practices, we anticipate that we could deplete our share reserve prior to 2027, putting us at an extreme competitive disadvantage by severely restricting our ability to offer equity incentives to motivate, attract, and retain our employees. In such event, our Board of Directors will consider whether to adopt alternative arrangements based on its assessment of our needs. We believe that the proposed share pool increase to the 2022 Plan is reasonable, appropriate, and in the best interests of our stockholders.

As of March 31, 2026, there were stock options to acquire 16,159,252 shares of common stock outstanding under our equity compensation plans (3,974,327 under our Amended and Restated 2013 Stock Option and Incentive Plan, as amended from time to time (the "2013 Plan"), 11,234,925 under our 2022 Plan and 950,000 under our Amended and Restated Inducement Equity Plan (the "Inducement Plan")), with a weighted average exercise price of $6.63 ($16.63, $3.50 and $1.80 for stock options granted under our 2013 Plan, 2022 Plan and the Inducement Plan, respectively) and a weighted average remaining term of 6.56 years (2.01, 7.93 and 9.32 years for stock options granted under our 2013 Plan, 2022 Plan and the Inducement Plan, respectively). In addition, as of March 31, 2026, there were 8,428,268 unvested full value awards with time-based vesting (11,159, 7,713,184 and 703,925 under our 2013 Plan, 2022 Plan and the Inducement Plan, respectively) and 863,018 unvested full value awards with performance vesting (663,018 under our 2013 Plan and 200,000 under our 2022 Plan, respectively) outstanding under our equity compensation plans. Other than the foregoing, no awards under our equity compensation plans were outstanding as of March 31, 2026. As of March 31, 2026, there were 9,252,025 shares of common stock available for future grant under our 2022 Plan (which does not reflect the additional 7,000,000 shares reserved under the 2022 Amended Plan, as set forth in this proposal) and 1,216,738 shares of common stock available for future grant under our Inducement Plan. The shares available for issuance under our 2022 Plan (not reflecting the additional 7,000,000 shares to be reserved under the 2022 Amended Plan, as set forth in this proposal) and the Inducement Plan, inclusive of outstanding equity awards, represents 6.5% and 0.9% of our shares outstanding, respectively. We believe this "overhang" is reasonable compared to average net and gross overhang of our peers.

**Summary of Material Changes**

The 2022 Amended Plan provides for the following:

- **Increase Share Reserve**. Increase the number of shares reserved for issuance under the 2022 Plan by 7,000,000 shares, which we anticipate will be sufficient to enable us to grant equity awards under the 2022 Amended Plan for approximately the next one year.

**Summary of Material Features of the 2022 Amended Plan**

The material features of the 2022 Amended Plan include several plan features recommended by proxy advisory firms, and are as follows:

- The maximum number of shares of common stock to be issued under the 2022 Amended Plan is 31,500,000 (7,000,000 additional shares with 24,500,000 shares of common stock currently reserved under the 2022 Plan). The 2022 Amended Plan does not contain an automatic evergreen replenishment provision;

- The award of stock options (both incentive and non-qualified options), stock appreciation rights, restricted stock, restricted stock units, unrestricted stock, cash-based awards, and dividend equivalent rights is permitted;

- Shares from the 2022 Amended Plan and the 2013 Plan that are forfeited, cancelled, or otherwise terminated (other than by exercise) will be added back to the reserved pool under the 2022 Amended Plan. The following shares will not be added back to the reserved pool (i) shares tendered or held back upon exercise of an option or settlement of an award to cover the exercise price or tax withholding; (ii) shares subject to a stock appreciation right that are not issued in connection with the stock settlement of the stock appreciation right upon exercise thereof; (iii) shares subject to awards that are surrendered or cancelled under any program under which outstanding awards are amended to provide for a lower exercise price or surrendered or cancelled in exchange for (A) awards with a lower exercise price, (B) a different type of award, (C) cash or (D) a combination of (A), (B) and/or (C); and (iv) shares we reacquire on the open market;

- Stock options and stock appreciation rights will not be repriced in any manner without prior stockholder approval;

- The value of all awards awarded under the 2022 Amended Plan and all other cash compensation paid by us to any non-employee director for service as a non-employee director in any calendar year may not exceed $1,000,000; provided, however, that such amount shall be $1,500,000 for the calendar year in which the applicable non-employee director is initially elected or appointed to the Board of Directors;

- Any dividends and dividend equivalent rights payable with respect to any equity award are subject to the same vesting provisions as the underlying award;

- No single trigger acceleration of vesting upon a sale event of the Company unless awards are not assumed, continued or substituted for by the successor entity. Upon a sale event of the Company, if outstanding awards are not assumed, continued or substituted, then awards with time-based conditions or restrictions will become vested and exercisable or non-forfeitable upon the sale event and awards with performance-based conditions or restrictions will be deemed achieved in full with respect to target performance and will become vested and exercisable or non-forfeitable upon the sale event;

- Any material amendment to the 2022 Amended Plan is subject to approval by our stockholders; and

- The term of the 2022 Amended Plan will expire on June 9, 2032 and no incentive stock options may be granted under the 2022 Amended Plan after April 14, 2032. Under the terms of the 2022 Amended Plan, there is no tax gross-up on awards, there are no discounted stock options, and the plan is administered by an independent committee of the Board of Directors. We are not asking our stockholders to extend the term of the 2022 Plan.

Based solely on the closing price of our common stock as reported by the Nasdaq Global Market on March 31, 2026 and the maximum number of shares that would have been available for awards as of such date under the 2022 Amended Plan, after taking into account the share increase submitted for stockholder approval in this Proposal 4, the maximum aggregate market value of the common stock that could potentially be issued under the 2022 Amended Plan is $37,800,000.

*Rationale for Approving the 2022 Amended Plan*

Equity incentive awards are a key component of our compensation strategy and represent a significant element of the compensation granted to all of our employees. The Compensation Committee and our Board of Directors believe that we must continue to offer a competitive equity compensation program in order to attract, retain and motivate the talented and qualified employees necessary for our continued growth and success, especially given our industry and geographic location, and that the 2022 Amended Plan is critical to our ongoing effort to build stockholder value. The proposed increase in shares available for issuance under the 2022 Amended Plan (over the existing share reserve under the 2022 Plan) has been reviewed and approved by our Board of Directors. In the process, the Board of Directors determined that the existing number of shares available for issuance under the 2022 Plan is insufficient to meet our needs over the next year to provide long-term incentive grants to motivate, reward and retain employees, especially key employees, who the Board of Directors believes will be critical for creating stockholder value. The increase will enable us to continue our policy of equity ownership by employees and directors as an incentive to contribute to our continued success. Furthermore, if the 2022 Amended Plan is not approved by stockholders, our ability to attract, motivate and retain highly qualified talent through the issuance of additional equity awards would be materially curtailed and we would be forced to use more of our cash resources for compensation purposes. Based on our 2025 equity granting practices, projections for future equity grants, and expectations around new hires, if our stockholders approve the 2022 Amended Plan, then we expect that we will be able to grant equity awards under the 2022 Amended Plan for approximately the next one year, depending on a variety of factors, including the future price of our common stock, our actual hiring activity during the next few years, and the rate of forfeitures of outstanding awards. Without stockholder approval of the 2022 Amended Plan, we would not be able to offer a competitive equity compensation program to attract, retain, and motivate the talented and qualified employees necessary for our continued growth and success, especially in an industry that relies on equity compensation as a key component of overall employee compensation. In that event, we may need to increase cash compensation, which could increase our operating expenses and reduce alignment between employees and stockholders. Hence, the 2022 Amended Plan is critical to our ongoing effort to build stockholder value.

We manage our long-term stockholder dilution by limiting the number of equity incentive awards granted annually. The Compensation Committee carefully monitors our annual net burn rate, total dilution and equity expense in order to maximize stockholder value by granting only the number of equity incentive awards that it believes are necessary and appropriate to attract, reward and retain our employees. Our compensation philosophy reflects broad-based eligibility for equity incentive awards for high performing employees. By doing so, we link the interests of those employees with those of our stockholders and motivate our employees to act as owners of the business.

Furthermore, we recognize the need to balance stockholder concerns over the potentially dilutive effects of the increased number of shares authorized for issuance under the 2022 Plan with our ability to attract, retain and motivate employees, non-employee directors and consultants, who are critical to driving our business plan and increasing shareholder value. We believe that the dilutive effect of our equity awards has been reasonable compared to our industry peers. Our three-year average net burn rate (grants less cancellations divided by outstanding shares) is 7.08%, compared to a 6.31% median net burn rate for our core peer group for their three most recent fiscal years for which data is publicly available. Although there is an elevated burn rate, we note that such elevated burn rate is due in part to our increased share usage resulting from stock price volatility, our human capital strategy, new hires, increased plan participation and retention efforts.

The following table sets forth information regarding historical awards granted and earned for the fiscal year 2023 through 2025 period, and the corresponding burn rate, which is defined as the number of shares subject to equity-based awards granted in a year divided by the weighted average number of shares of common stock outstanding for that year, for each of the last three fiscal years:

| Share element | 2025 | 2024 | 2023 |
|---|---|---|---|
| Stock Options Granted | 4,125,400 | 4,210,625 | 5,875,000 |
| Full-Value Awards Granted | 3,550,520 | 4,451,874 | 1,161,540 |
| Weighted average common shares outstanding during the fiscal year | 118,789,974 | 113,685,177 | 98,411,162 |
| **Annual Burn Rate** | **6.46%** | **7.62%** | **7.15%** |
| **Three-Year Average Burn Rate(1)** | **7.08%** | | |

(1) As illustrated in the table above, our three-year average burn rate for the fiscal year 2023 through 2025 period was 7.08%.

Our Compensation Committee determined the size of the reserved pool under the 2022 Amended Plan based on projected equity awards to anticipated new hires, projected annual equity awards to existing employees and an assessment of the magnitude of increase that our institutional investors and the firms that advise them would likely find acceptable. We anticipate that if our request to increase the share reserve is approved by our stockholders, it will provide us with enough shares for equity awards for approximately one year, with such timing dependent on a variety of factors, including the future price of our common stock, our hiring activity during the next few years and the rate of forfeitures of outstanding awards. These factors may require us to reevaluate our current equity grant practices which could then cause the reserved pool under the 2022 Amended Plan to be depleted at a more rapid pace. The Compensation Committee believes that a request covering approximately the next one year is reasonable and allows the Board of Directors to better tie our long-term compensation strategy to our long-term business growth strategy.

**Summary of the 2022 Amended Plan**

The following description of certain features of the 2022 Amended Plan is intended to be a summary only. The summary is qualified in its entirety by the full text of the 2022 Amended Plan, which is attached hereto as Annex A.

*Administration.* The 2022 Amended Plan will be administered by either the Board of Directors or the Compensation Committee (the "Administrator"). The Administrator has full power to select, from among the individuals eligible for awards, the individuals to whom awards will be granted, to make any combination of awards to participants, to modify or accelerate any award, and to determine the specific terms and conditions of each award, subject to the provisions of the 2022 Amended Plan. The Administrator may delegate to a committee consisting of one or more officers of the Company, including our Chief Executive Officer, the authority to grant awards to employees who are not subject to the reporting and other provisions of Section 16 of the Exchange Act are not members of the delegated committee, subject to certain limitations and guidelines.

*Eligibility; 2022 Amended Plan Limits.* All full-time and part-time officers, employees, non-employee directors and consultants of the Company and its affiliates are eligible to participate in the 2022 Amended Plan, subject to the discretion of the Administrator. As of March 31, 2026, approximately 175 individuals would have been eligible to participate in the 2022 Amended Plan had it been effective on such date, which includes three executive officers, 162 employees who are not executive officers, 7 non-employee directors and three consultants. There are certain limits on the number of awards that may be granted under the 2022 Amended Plan. For example, no more than 31,500,000 shares of common stock may be granted in the form of incentive stock options.

*Director Compensation Limit.* The 2022 Amended Plan provides that the value of all awards awarded under the 2022 Amended Plan and all other cash compensation paid by the Company to any non-employee director in any calendar year for service as a non-employee director shall not exceed $1,000,000; provided, however, that such amount shall be $1,500,000 for the calendar year in which the applicable non-employee director is initially elected or appointed to the Board of Directors.

*Stock Options.* The 2022 Amended Plan permits the granting of (1) options to purchase common stock intended to qualify as incentive stock options under Section 422 of the Code and (2) options that do not so qualify. Options granted under the 2022 Amended Plan will be non-qualified options if they fail to qualify as incentive stock options or exceed the annual limit on incentive stock options. Incentive stock options may only be granted to employees of the Company. Non-qualified options may be granted to any persons eligible to receive incentive stock options and to non-employee directors and consultants. The option exercise price of each option will be determined by the Administrator. Except in the case of options (i) granted pursuant to a transaction described in, and in a manner consistent with, Section 424(a) of the Code, (ii) granted to individuals who are not subject to U.S. income tax on the date of grant or (iii) that are compliant with Section 409A of the Code, the exercise price of an option may not be less than 100% of the fair market value of the common stock on the date of grant. In the case of an incentive stock option that is granted to a ten percent owner, the exercise price of such incentive stock option shall be not less than 110 percent of the fair market value on the grant date. Fair market value for this purpose will be determined by reference to the last reported sale price of the shares of common stock on the Nasdaq Global Market (or such other market on which our common stock is then principally listed). The exercise price of an option may not be reduced after the date of the grant without stockholder approval, other than to appropriately reflect changes in our capital structure.

The term of each option will be fixed by the Administrator and may not exceed ten years from the date of grant. In the case of an incentive stock option that is granted to a ten percent owner, the term of such incentive stock option shall be no more than five years from the date of grant. The Administrator will determine at what time or times each option may be exercised. Options may be made exercisable in installments and the exercisability of options may be accelerated by the Administrator. In general, unless otherwise permitted by the Administrator, no option granted under the 2022 Amended Plan is transferable by the optionee other than by will or by the laws of descent and distribution or pursuant to a domestic relations order, and options may be exercised during the optionee's lifetime only by the optionee, or by the optionee's legal representative or guardian in the case of the optionee's incapacity.

Upon exercise of options, the option exercise price must be paid in full either in cash, by certified or bank check or other instrument acceptable to the Administrator or by delivery (or attestation to the ownership) of shares of common stock that are beneficially owned by the optionee and that are not subject to risk of forfeiture. Subject to applicable law, the exercise price may also be delivered to the Company by a broker pursuant to irrevocable instructions to the broker from the optionee. In addition, non-qualified options may be exercised using a net exercise feature which reduces the number of shares issued to the optionee by the number of shares with a fair market value equal to the exercise price.

To qualify as incentive stock options, options must meet additional federal tax requirements, including a $100,000 limit on the value of shares subject to incentive stock options that first become exercisable by a participant in any one calendar year.

*Stock Appreciation Rights.* The Administrator may award stock appreciation rights subject to such conditions and restrictions as the Administrator may determine. Stock appreciation rights entitle the recipient to shares of common stock or cash equal to the value of the appreciation in the stock price over the exercise price. Except in the case of stock appreciation rights (i) granted pursuant to a transaction described in, and in a manner consistent with, Section 424(a) of the Code, (ii) granted to individuals who are not subject to U.S. income tax on the date of grant or (iii) that are compliant with Section 409A of the Code, the exercise price may not be less than the fair market value of the common stock on the date of grant. The term of a stock appreciation right may not exceed ten years. The exercise price of stock appreciation right may not be reduced after the date of the grant without stockholder approval, other than to appropriately reflect changes in our capital structure.

*Restricted Stock.* The Administrator may award shares of common stock to participants subject to such conditions and restrictions as the Administrator may determine. These conditions and restrictions may include the achievement of certain performance goals and/or continued employment with us through a specified restricted period. During the vesting period, restricted stock awards may be credited with dividend equivalent rights (but dividend equivalents payable with respect to restricted stock awards with vesting shall not be paid unless and until such vesting conditions are attained).

*Restricted Stock Units.* The Administrator may award restricted stock units to participants. Restricted stock units are ultimately payable in the form of shares of common stock or cash subject to such conditions and restrictions as the Administrator may determine. These conditions and restrictions may include the achievement of certain performance goals and/or continued employment with the Company through a specified vesting period. In the Administrator's sole discretion, it may permit a participant to make an advance election to receive a portion of his or her future cash compensation otherwise due in the form of a restricted stock unit award, subject to the participant's compliance with the procedures established by the Administrator and requirements of Section 409A of the Code. During the deferral period, the deferred stock awards may be credited with dividend equivalent rights.

*Unrestricted Stock Awards.* The Administrator may also grant shares of common stock that are free from any restrictions under the 2022 Amended Plan. Unrestricted stock may be granted to any participant in recognition of past services or other valid consideration and may be issued in lieu of cash compensation due to such participant.

*Cash-Based Awards.* The Administrator may grant cash bonuses under the 2022 Amended Plan to participants. The cash bonuses may be subject to the achievement of certain performance goals.

*Dividend Equivalent Rights.* The Administrator may grant dividend equivalent rights to participants, which entitle the recipient to receive credits for dividends that would be paid if the recipient had held specified shares of common stock. Dividend equivalent rights granted as a component of another award (other than a stock option or stock appreciation right) may be paid only if the related award becomes vested. Dividend equivalent rights may be settled in cash, shares of common stock or a combination thereof, in a single installment or installments, as specified in the award.

*Change of Control Provisions.* In the event of a "sale event," as defined in the 2022 Amended Plan, awards under the 2022 Amended Plan may be assumed, continued or substituted. In the event that awards are not assumed, continued or substituted, the 2022 Amended Plan and all outstanding awards thereunder will terminate. In such case of termination, except as otherwise provided in the applicable award agreement, upon the effective time of the sale event, all awards with time-based conditions or restrictions will become vested and exercisable or non-forfeitable, and all awards with conditions and restrictions relating to the attainment of performance goals will be deemed vested and non-forfeitable in connection with a sale event and the target level of performance for each performance goal for the entire performance period will be deemed achieved. In addition, the Company may make or provide for payment, in cash or in kind, to participants holding options and stock appreciation rights equal to the difference between the per share cash consideration and the exercise price of the options or stock appreciation rights (provided that, in the case of an option or stock appreciation right with an exercise price equal to or greater than the per share cash consideration, such option or stock appreciation right shall be cancelled for no consideration). The Company shall also have the option to make or provide for a payment, in cash or in kind, to grantees holding other awards in an amount equal to the per share cash consideration multiplied by the number of vested shares under such awards. All awards will terminate in connection with a sale event unless they are assumed by the successor entity.

*Adjustments for Changes in Stock.* The 2022 Amended Plan requires the Administrator to make appropriate and proportionate adjustments to the number of shares of common stock that are subject to the 2022 Amended Plan, to certain limits in the 2022 Amended Plan, and to any outstanding awards to reflect stock dividends, stock splits, extraordinary cash dividends and similar events.

*Tax Withholding.* Participants in the 2022 Amended Plan are responsible for the payment of any federal, state or local taxes that the Company is required by law to withhold upon the exercise of options or stock appreciation rights or vesting of other awards. The Administrator may require that tax withholding obligations be satisfied by withholding shares of common stock to be issued pursuant to exercise or vesting. The Administrator may also require our tax withholding obligation to be satisfied, in whole or in part, by an arrangement whereby a certain number of shares issued pursuant to any award are immediately sold and proceeds from such sale are remitted to us in an amount that would satisfy the withholding amount due. The Company has no duty or obligation to advise any participant as to the time or manner of exercising an award or to minimize the potential tax consequences of an award.

*Amendments and Termination.* Our Board of Directors may at any time amend or discontinue the 2022 Amended Plan and the Board of Directors and the Compensation Committee may at any time amend or cancel any outstanding award for the purpose of satisfying changes in the law or for any other lawful purpose. However, no such action may adversely affect any rights under any outstanding award without the holder's consent. Without prior stockholder approval, in no event may the Administrator exercise its discretion to reduce the exercise price of outstanding stock options or stock appreciation rights, effect repricing through cancellation and re-grants or cancellation of stock options or stock appreciation rights in exchange for cash or other awards or effect cash buyouts of underwater stock options or stock appreciation rights. To the extent required under the rules of Nasdaq, any amendments that materially change the terms of the 2022 Amended Plan will be subject to approval by our stockholders. Amendments shall also be subject to approval by our stockholders if and to the extent determined by the Administrator to be required by the Code to preserve the qualified status of incentive stock options.

*Effective Date of Plan.* The 2022 Plan was initially approved by our Board of Directors on April 14, 2022 and by our stockholders on June 9, 2022 and was subsequently amended and restated on June 7, 2024 and May 29, 2025. Awards of incentive stock options may be granted under the 2022 Plan until April 14, 2032. No other awards may be granted under the 2022 Amended Plan after June 9, 2032. The 2022 Amended Plan was approved by our Board of Directors on March 31, 2026.

## New Plan Benefits

Because the grant of awards under the 2022 Amended Plan is within the discretion of the Administrator, the Company cannot determine the dollar value or number of shares of common stock that will in the future be received by or allocated to any participant in the 2022 Amended Plan. Accordingly, in lieu of providing information regarding benefits that will be received under the 2022 Amended Plan, the following table provides information concerning the benefits that were received by the following persons and groups during 2025: each named executive officer; all current executive officers, as a group; all current directors who are not executive officers, as a group; and all current employees who are not executive officers, as a group.

| | Options | | Stock Awards | |
| Name and Position | Average Exercise Price ($) | Number of Awards (#) | Dollar Value ($)(1) | Number of Awards (#) |
|---|---|---|---|---|
| Bahram Valamehr, Ph.D., MBA, President, and Chief Executive Officer and Director | $1.25 | 1,300,000 | $ — | — |
| Kamal Adawi, M.S., MBA, Chief Financial Officer and Treasurer(2) | $1.54 | 375,000 | $ 115,500 | 75,000 |
| Cindy R. Tahl, J.D., Chief Legal & Compliance Officer and Corporate Secretary | $1.32 | 275,000 | $ 92,400 | 70,000 |
| All current executive officers, as a group | $1.32 | 1,950,000 | $ 207,900 | 145,000 |
| All current directors who are not executive officers, as a group | $1.32 | 440,000 | $ — | — |
| All employees who are not executive officers, as a group | $1.31 | 1,625,400 | $4,087,833 | 3,405,520 |

(1) The valuation of stock awards is based on the grant date fair value computed in accordance with FASB ASC Topic 718. For a discussion of the assumptions used in calculating these values, see Note 9 to our consolidated financial statements in our annual report on Form 10-K for the fiscal year ended December 31, 2025.

(2)   Mr. Adawi was appointed as Chief Financial Officer and Treasurer effective as of October 20, 2025 and his grants were made under the Inducement Plan.

**Tax Aspects under the Code**

The following is a summary of the principal federal income tax consequences of certain transactions under the 2022 Amended Plan. It does not describe all federal tax consequences under the 2022 Amended Plan, nor does it describe state or local tax consequences.

*Incentive Stock Options.* No taxable income is generally realized by the optionee upon the grant or exercise of an incentive stock option. If shares of common stock issued to an optionee pursuant to the exercise of an incentive stock option are sold or transferred after two years from the date of grant and after one year from the date of exercise, then (i) upon sale of such shares, any amount realized in excess of the option exercise price (the amount paid for the shares) will be taxed to the optionee as a long-term capital gain, and any loss sustained will be a long-term capital loss, and (ii) the Company will not be entitled to any deduction for federal income tax purposes. The exercise of an incentive stock option will give rise to an item of tax preference that may result in alternative minimum tax liability for the optionee.

If shares of common stock acquired upon the exercise of an incentive stock option are disposed of prior to the expiration of the two-year and one-year holding periods described above (a "disqualifying disposition"), generally (i) the optionee will realize ordinary income in the year of disposition in an amount equal to the excess (if any) of the fair market value of the shares of common stock at exercise (or, if less, the amount realized on a sale of such shares of common stock) over the option exercise price thereof, and (ii) we will be entitled to deduct such amount. Special rules will apply where all or a portion of the exercise price of the incentive stock option is paid by tendering shares of common stock.

If an incentive stock option is exercised at a time when it no longer qualifies for the tax treatment described above, the stock option is treated as a non-qualified stock option. Generally, an incentive stock option will not be eligible for the tax treatment described above if it is exercised more than three months following termination of employment (or one year in the case of termination of employment by reason of disability). In the case of termination of employment by reason of death, the three-month rule does not apply.

*Non-Qualified Stock Options.* No income is realized by the optionee at the time the non-qualified stock option is granted. Generally (i) at exercise, ordinary income is realized by the optionee in an amount equal to the difference between the option exercise price and the fair market value of the shares of common stock on the date of exercise, and we receive a tax deduction for the same amount, and (ii) at disposition, appreciation or depreciation after the date of exercise is treated as either short-term or long-term capital gain or loss depending on how long the shares of common stock have been held. Special rules will apply where all or a portion of the exercise price of the non-qualified stock option is paid by tendering shares of common stock. Upon exercise, the optionee will also be subject to Social Security taxes on the excess of the fair market value over the exercise price of the stock option.

*Stock Appreciation Rights.* No income will be recognized by a recipient upon the grant of either tandem or freestanding stock appreciation rights. For the year in which the stock appreciation right is exercised, the recipient will generally be taxed at ordinary income rates on the amount equal to the cash received plus the fair market value of any unrestricted shares received on the exercise.

*Restricted Stock Awards.* The recipient of a restricted stock award will generally be taxed at ordinary income rates on the fair market value of the restricted shares (reduced by any amount paid by the recipient for such restricted shares) at such time as the shares are no longer subject to restrictions. However, a recipient may elect under Section 83(b) of the Code (the election must be filed with the IRS within 30 days of the grant date) to be taxed at ordinary income rates on the difference between: (i) the fair market value of such shares of the Company's common stock on the grant date, and (ii) the purchase price, if any, of the shares. If a Section 83(b) election has not been made, dividends received with respect to restricted shares will generally be taxed as ordinary income to the recipient. If a Section 83(b) election has been made, dividends will be taxed at dividend rates.

*Restricted Stock Units.* The recipient of a restricted stock unit will generally be taxed at ordinary income rates on the fair market value of the shares of the Company's common stock awarded on the transfer date. The capital gains/loss holding period for such shares will also commence on such date.

*Unrestricted Stock Awards.* The recipient of an unrestricted stock award will generally be taxed at ordinary income rates on the difference between: (i) the fair market value of the shares of the Company's common stock on the grant date, and (ii) the purchase price, if any, of the shares.

*Cash-Based Awards.* The recipient will generally be taxed at ordinary income rates on the amount equal to the cash received.

*Dividend Equivalent Rights.* There are generally no Federal income tax consequences to the recipient or the Company on the grant of a dividend equivalent right. When the dividend equivalent right is converted to cash and/or additional shares of common stock and distributed to the recipient of a dividend equivalent right, the cash or the fair market value of the shares of common stock will be taxable to the recipient as ordinary income and the Company will be entitled to a corresponding deduction for tax purposes.

*Parachute Payments.* The vesting of any portion of an option or other award that is accelerated due to the occurrence of a change in control (such as a sale event) may cause a portion of the payments with respect to such accelerated awards to be treated as "parachute payments" as defined in the Internal Revenue Code (the "Code"). Any such parachute payments may be non-deductible to the Company, in whole or in part, and may subject the recipient to a non-deductible 20% federal excise tax on all or a portion of such payment (in addition to other taxes ordinarily payable).

*Limitation on Deductions.* Under Section 162(m) of the Code, the Company's deduction for awards under the 2022 Amended Plan may be limited to the extent that any "covered employee" (as defined in Section 162(m) of the Code) receives compensation in excess of $1 million a year.

## Equity Compensation Plan Information

The following table sets forth information regarding outstanding shares reserved for future issuance under the Company's equity compensation plans as of December 31, 2025.

| Plan category | Number of securities to be issued upon exercise of outstanding options, warrants and rights (a) | Weighted average exercise price of outstanding options, warrants and rights (b) | Number of securities remaining available for future issuance under equity compensation plan (excluding securities referenced in column (a)) (c) |
|---|---|---|---|
| Equity compensation plans approved by security holders (1) | 17,751,365 | $8.79(2) | 16,190,801(3) |
| Equity compensation plans not approved by security holders (4) | 1,285,075 | $1.94 | 1,604,838 |
| **Total** | **19,036,440** | **$8.36** | **17,795,639** |

_____

(1)  Includes the 2013 Plan and 2022 Plan. No awards are granted under the 2013 Plan.

(2) Reflects the weighted-average exercise price of 11,618,620 shares subject to stock options outstanding as of December 31, 2025 under the 2013 Plan and 2022 Plan. RSUs do not have exercise prices and, therefore, the weighted average exercise price did not take these awards into account.

(3) As of December 31, 2025, a total of 16,190,801 shares of our common stock have been reserved for issuance pursuant to the 2022 Plan. This number will be subject to adjustment in the event of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split or other similar change in our capital stock. The shares of common stock underlying any award granted under the 2022 Plan or the 2013 Plan that are forfeited, cancelled, or otherwise terminated (other than by exercise) will be added back to the reserved pool under the 2022 Plan.

(4) Represents 1,285,075 shares subject to outstanding options granted as of December 31, 2025 pursuant to the Inducement Plan and 1,604,838 shares remaining available for future issuance pursuant to the Inducement Plan. For more information regarding the Inducement Plan, see Note 9 to our consolidated financial statements in our annual report on Form 10-K for the fiscal year ended December 31, 2025.

**Required Vote**

The approval of this proposal requires the affirmative vote of a majority of the votes properly cast for and against the proposal at the Annual Meeting. Abstentions and broker non-votes will have no effect on this proposal.

Should stockholder approval not be obtained, the 2022 Amended Plan will not be implemented, and the 2022 Plan will continue in effect pursuant to its current terms and 7,000,000 additional shares of common stock will not be available for issuance under the 2022 Plan. Without 7,000,000 additional shares of common stock available for issuance, the shares reserved under the 2022 Plan could be depleted by 2027, and the Company will not achieve its intended objectives of attracting and retaining employees.

**Recommendation of the Board of Directors**

**THE BOARD OF DIRECTORS RECOMMENDS THAT THE STOCKHOLDERS VOTE FOR THE APPROVAL OF THE AMENDMENT AND RESTATEMENT OF OUR 2022 STOCK OPTION AND INCENTIVE PLAN TO INCREASE THE NUMBER OF SHARES OF COMMON STOCK RESERVED FOR ISSUANCE UNDER THE 2022 PLAN BY 7,000,000 SHARES.**

# EXECUTIVE OFFICERS

The names of the executive officers of the Company, their ages as of April 1, 2026, and certain other information about them are set forth below (unless set forth elsewhere in this Proxy Statement).

| Name | Age | Position |
|---|---|---|
| Bahram Valamehr, Ph.D., MBA | 49 | President, Chief Executive Officer, Chief Research and Development Officer and Director |
| Kamal Adawi, M.S., MBA | 47 | Chief Financial Officer and Treasurer |
| Cindy R. Tahl, J.D. | 53 | Chief Legal & Compliance Officer and Corporate Secretary |

The biographies of our executive officers, other than Dr. Valamehr, whose biography is set forth above, appear below.

***Kamal Adawi, M.S., MBA*** has served as our Chief Financial Officer and Treasurer since October 2025. Prior to that, Mr. Adawi was the Chief Financial Officer at MiNDERA Corporation (dba Mindera Health) from August 2024 to October 2025. From June 2017 to August 2024, Mr. Adawi was the Chief Financial Officer and Corporate Secretary at Exagen Inc. Prior to serving as Chief Financial Officer at Exagen Inc., Mr. Adawi was the Chief Financial Officer, Corporate Secretary and Treasurer at Pathway Genomics Corporation from 2014 to 2017. Mr. Adawi received his MBA from Oakland University, his M.S. in Finance from San Diego State University and his B.A. in Finance from Michigan State University.

***Cindy R. Tahl, J.D.*** has served as our Chief Legal and Compliance Officer (formerly titled General Counsel) and Corporate Secretary since October 2015. Ms. Tahl previously served as our Vice President, IP and Senior Corporate Counsel from December 2013 to October 2015. From 2009 to 2013, Ms. Tahl served as our Senior Director, Intellectual Property and Corporate Counsel. From 2007 to 2009, Ms. Tahl was a technology transactions attorney at the law firm of Wilson Sonsini Goodrich and Rosati, P.C., and from 2004 to 2007 practiced intellectual property law in the New York office of Kenyon & Kenyon, LLP. Ms. Tahl received her J.D. from Boston College Law School and her B.S. in biology from the University of California, San Diego.

# EXECUTIVE COMPENSATION

Our Named Executive Officers (collectively, our "NEOs") for 2025 are as follows:

| Name | Position |
|---|---|
| **Bahram Valamehr, Ph.D., MBA** . . . . . . . . . . . . . . . . . | President, Chief Executive Officer and Director |
| **Kamal Adawi, M.S., MBA** . . . . . . . . . . . . . . . . . . . . . | Chief Financial Officer and Treasurer |
| **Cindy R. Tahl, J.D.** . . . . . . . . . . . . . . . . . . . . . . . . . . | Chief Legal and Compliance Officer and Corporate Secretary |

## 2025 Summary Compensation Table

The following table provides information regarding the total compensation, for services rendered in all capacities, that was paid or earned by our NEOs during the fiscal years ended December 31, 2025 and 2024.

| Name and Principal Position | Year | Salary ($) | Bonus ($) | Stock Awards ($)(1) | Option Awards ($)(2) | Non-Equity Incentive Plan Compensation ($) | All Other Compensation ($)(3) | Total ($) |
|---|---|---|---|---|---|---|---|---|
| Bahram Valamehr, Ph.D., MBA President, Chief Executive Officer and Director | 2025 | 600,000 | — | — | 1,283,868 | 360,000 | 4,700 | 2,248,568 |
| | 2024 | 525,000 | 147,000 | 541,000 | 2,367,000 | — | 4,600 | 3,584,600 |
| Kamal Adawi, M.S., MBA(4) Chief Financial Officer and Treasurer | 2025 | 99,000 | — | 115,500 | 456,000 | 39,600 | 4,700 | 714,800 |
| Cindy R. Tahl, J.D. Chief Legal & Compliance Officer and Corporate Secretary | 2025 | 520,000 | — | 92,400 | 286,896 | 208,000 | 4,700 | 1,111,996 |
| | 2024 | 500,000 | 140,000 | 541,000 | 2,235,500 | — | 4,600 | 3,421,100 |

(1) In accordance with SEC rules, this column reflects the aggregate grant date fair value of RSUs granted during 2025 and 2024, as applicable, computed in accordance with FASB ASC Topic 718. Assumptions used in the calculation of these amounts are included in the notes to our consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2025, filed in February 2026. Such grant date fair values do not take into account any estimated forfeitures related to service-based vesting conditions. The grant date fair value for Dr. Valamehr's and Ms. Tahl's 2024 performance-based RSUs ("PRSUs") as reflected in the Stock Awards column are calculated based on probable achievement of the applicable performance metrics, and are equal to $0. The grant date fair value for these PRSUs, based on maximum achievement of the applicable performance metrics, is $541,000. These amounts do not reflect the actual economic value that may be realized by NEOs upon the vesting or settlement of the RSUs.

(2) In accordance with SEC rules, this column reflects the aggregate grant date fair value of option awards granted during 2025 and 2024, as applicable, computed in accordance with FASB ASC Topic 718. Assumptions used in the calculation of these amounts are included in the notes to our consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2025, filed in February 2026. Such grant date fair values do not take into account any estimated forfeitures related to service-based vesting conditions. These amounts do not reflect the actual economic value that may be realized by NEOs upon the exercise of the option awards or the sale of the shares of common stock underlying such option awards.

(3) The amounts in this column reflect employer matching contributions received by each NEO under the Company's 401(k) plan.

(4) Mr. Adawi was appointed as our Chief Financial Officer and Treasurer effective as of October 20, 2025 and his 2025 base salary and annual incentive compensation were pro-rated accordingly. Mr. Adawi was not an NEO for 2024.

**Narrative Disclosure to Summary Compensation Table**

Our Compensation Committee determines the overall compensation structure for our CEO and other NEOs and executives. Each year, the Compensation Committee reviews the Company's compensation policies and programs to ensure that these policies and programs enhance shareholder value, align pay and performance, and attract and retain top executive talent. As part of this process, the Compensation Committee reviews our compensation practices and policies to help maintain appropriate base salary, annual incentives and equity compensation plans for our executives and determines the target total direct compensation opportunities for our NEOs. While the Compensation Committee recommends our CEO's compensation to the Board of Directors, such compensation is ultimately approved by the Board of Directors. The Compensation Committee does not use a single method or measure in developing its recommendations, nor does it establish specific targets for the total direct compensation opportunities for our NEOs; however, the Compensation Committee generally begins its deliberations on cash and equity compensation levels with reference to various percentile levels for cash and equity compensation as reflected in competitive market data. Pursuant to our 2022 Plan, the Compensation Committee has delegated to our CEO the authority to approve grants of stock options or RSUs to new hires, subject to certain limitations for each level of employment and an annual aggregate maximum amount of awards that can be granted pursuant to such delegated authority.

The CEO makes recommendations to the Compensation Committee on the base salary and target incentive plans for the other NEOs. Such recommendations consider internal pay equity, changes in responsibilities, compensation levels for similar positions in the industry, Company performance, total targeted and historical compensation, and personal performance and contributions. The Compensation Committee weighs the CEO's guidance as a part of a greater assessment of the Company's strategic goals and corporate performance when setting executive officer pay. With respect to our CEO's compensation, the same considerations are made; however, this process is formalized in the Compensation Committee's charter, specifying that the CEO cannot be present during voting or deliberations concerning this individual's compensation.

Pursuant to its charter, the Compensation Committee has the authority to retain compensation consultants to assist in its evaluation of executive and director compensation. The Compensation Committee engaged Aon's Human Capital Solutions practice a division of Aon plc ("Aon"), formerly known as Radford, as an independent outside compensation consultant to perform compensation advisory services during 2025 and to assist with evaluating executive compensation. The Compensation Committee believes that working with an independent compensation consultant furthers the Company's objectives to recruit and retain qualified executives, align executive interests with those of shareholders and ensure that executive compensation packages will appropriately motivate and reward ongoing achievement of business goals. Our Compensation Committee will continue to retain a consultant to provide similar information and analyses in future years for consideration in determining annual cash, equity and other compensation for our employees, executive officers and directors.

The Compensation Committee annually assesses whether the work of Aon as a compensation consultant has raised any conflict of interest and evaluates Aon's independence and performance under the applicable listing standards of Nasdaq, taking into consideration the following factors: (i) the provision of other services, if any, to the Company by Aon; (ii) the amount of fees the Company paid to Aon; (iii) Aon's policies and procedures that are designed to prevent conflicts of interest; (iv) any business or personal relationship of Aon or the individual compensation advisors employed by the firm with an executive officer of the Company; (v) any business or personal relationship of the individual compensation advisors with any member of the Compensation Committee; and (vi) any stock of the Company owned by Aon or the individual compensation advisors employed by the firm. In 2025, Aon did not provide any other services to the Company other than the consulting services to the Compensation Committee with respect to compensation matters and a subscription to the Radford compensation database. The Compensation Committee has determined, based on its analysis of the above factors, that the work of Aon and the individual compensation advisors employed by Aon as compensation consultants to the Company have not created any conflict of interest.

### Base Salaries

The 2025 annual base salaries for Dr. Valamehr, Mr. Adawi and Ms. Tahl were $600,000, $495,000, and $520,000, respectively. Dr. Valamehr's year-over-year salary increase reflects his promotion from President, Chief Research and Development Officer to CEO. Mr. Adawi commenced employment with us on October 20, 2025, and his 2025 annual base salary was pro-rated accordingly. Our Compensation Committee reviews the base salaries of our executive officers, including our NEOs, from time to time and makes adjustments (or, in the case of our CEO, may recommend adjustments for approval by the Board of Directors) as it determines to be reasonable and necessary to reflect the scope of the executive officer's performance, contributions, responsibilities, experience, tenure, prior salary level, position (in the case of a promotion) and market conditions, including base salary amounts relative to similarly situated executive officers at peer group companies.

### Annual Incentives

The Board of Directors adopted the Company's Amended and Restated Senior Executive Cash Incentive Bonus Plan (the "Incentive Plan"), which applies to certain key executives, including our NEOs. The Incentive Plan provides for payments based upon the attainment of performance metrics related to the Company's corporate objectives established each year. The target annual incentives for Dr. Valamehr, Mr. Adawi and Ms. Tahl were 60%, 40%, and 40%, respectively, of the applicable NEO's annual base salary. For the fiscal year ended December 31, 2025, based on our performance as compared to our annual performance targets, our Board of Directors determined to pay annual incentives at target, which resulted in payments of $360,000 for Dr. Valamehr, and $39,600 and $208,000 respectively for Mr. Adawi and Ms. Tahl. Mr. Adawi commenced employment with us on October 20, 2025, and his 2025 incentive payout was pro-rated accordingly.

### Equity Compensation

During the fiscal year ended December 31, 2025, we granted stock option awards and/or restricted stock unit awards to each of our NEOs, as described in more detail in the "Outstanding Equity Awards at Fiscal 2025 Year-End" table. For 2025, Dr. Valamehr did not receive an award of restricted stock units, and his equity award consisted solely of stock options, meaning that he will realize value only if our stock price increases over time, thereby aligning his interests with stockholders and emphasizing pay-for-performance and long-term value creation.

### Perquisites or Personal Benefits

Currently, we do not view perquisites or other personal benefits as a significant component of our executive compensation program. Accordingly, we do not provide significant perquisites or other personal benefits to our executive officers, including our NEOs, except as generally made available to our employees, or in situations where we believe it is appropriate to assist an individual in the performance of his or her duties, to make him or her more efficient and effective, and for recruitment and retention purposes. During 2025, none of our NEOs received perquisites or other personal benefits that were, in the aggregate, $10,000 or more for each individual.

### 401(k) Plan and Other Benefits

We have established a 401(k) plan to allow our employees to save on a tax-favorable basis for their retirement. We match a portion of eligible contributions made by employees pursuant to the plan. The Company makes discretionary contributions to the 401(k) plan equal to 100 percent of each employee's pretax contributions up to 20 percent of the IRS' limits. We also pay, on behalf of our employees, a portion of the premiums for health, life and disability insurance.

**Employment, Severance and Change in Control Arrangements with our Named Executive Officers**

*Employment Agreements with our NEOs*

We have entered into a written employment offer letter agreement with each of our NEOs. These agreements set forth the basic terms and conditions of employment, including initial base salary, initial equity awards, eligibility to participate in our standard employee benefits plans, and the at-will employment relationship. These agreements also require that each NEO execute our standard employee confidentiality and assignment agreement.

*Bahram Valamehr, Ph.D., MBA*

Dr. Valamehr was previously a party to an at-will employment offer letter with us, dated November 20, 2009 (the "Valamehr Offer Letter"). The Valamehr Offer Letter sets forth Dr. Valamehr's initial annual base salary, initial option grant and his eligibility to participate in our incentive bonus and benefit plans generally. Pursuant to the Incentive Plan, Dr. Valamehr was eligible to receive annual incentive compensation at a target percentage of 40% of his then-current annual base salary, as determined by the Board of Directors or the Compensation Committee.

Under the Valamehr Offer Letter, Dr. Valamehr would have been entitled to certain severance payments and other benefits under the Severance Change in Control Policy (as amended to date, the "SCCP") described below.

On March 3, 2025, in connection with his appointment as President and CEO, we entered into a new employment agreement with Dr. Valamehr (the "Valamehr CEO Employment Agreement") which superseded the Valamehr Offer Letter. The Valamehr CEO Employment Agreement sets forth Dr. Valamehr's then-current annual base salary, an option grant and his eligibility to participate in our incentive bonus and benefit plans generally. Pursuant to the Valamehr CEO Employment Agreement, Dr. Valamehr is eligible to receive an annual incentive compensation at a target percentage of 60% his annual base salary, as determined by the Board of Directors or the Compensation Committee from time to time. Dr. Valamehr's employment is at-will. In the event that Dr. Valamehr's employment is terminated by the Company without "Cause" (other than due to death or disability) or by Dr. Valamehr for "Good Reason" (as such terms are defined in the Valamehr CEO Employment Agreement), in each case outside of the "Sale Event Period" (as defined below), subject to his execution of a nonrevocable separation agreement and release, Dr. Valamehr will be entitled to: (A) cash in an amount equal to the sum of (i) twelve (12) months of Dr. Valamehr's then-current base salary, and (ii) Dr. Valamehr's target annual incentive compensation for the year in which the termination occurs (with the payments for both (i) and (ii) to be paid in approximately equal installments over the course of twelve months on the Company's regular payroll dates, commencing on the first payroll date that occurs after the nonrevocable separation agreement and release becomes fully effective); and (B) payment of the premiums for Dr. Valamehr's and his family's participation in the Company's group health care plans, subject to Dr. Valamehr's proper election of COBRA health continuation and subject to copayment amount, until the earliest of (i) twelve (12) months, (ii) the date Dr. Valamehr becomes eligible for group health plan benefits under any other employer's group health plan and (iii) the cessation of Dr. Valamehr's health continuation rights under COBRA.

Pursuant to the Valamehr CEO Employment Agreement, in the event that Dr. Valamehr's employment is terminated by the Company without "Cause" (other than due to death or disability) or by Dr. Valamehr for "Good Reason" (as such terms are defined in the Valamehr CEO Employment Agreement), in each case within the period beginning three months prior to and ending twelve (12) months following a "Sale Event" (as defined in the 2022 Plan, as may be amended from time to time) (the "Sale Event Period"), subject to his execution of a nonrevocable separation agreement and release, Dr. Valamehr is entitled to (i) a lump sum cash payment equal to the sum of (A) eighteen (18) months of Dr. Valamehr's then- current base salary (or base salary in effect immediately prior to the Sale Event, if higher) and (B) one and a half (1.5) times his annual target incentive compensation for the year of termination; (with the payments for both (A) and (B) to be paid in lump sum subject to the nonrevocable separation agreement and release becoming fully effective); (ii) full acceleration of vesting of all outstanding time-based equity awards (with such acceleration taking place as of the later of the date of termination and the effective date of the separation agreement and release); provided, that for any equity awards that include a performance-based vesting condition, no acceleration of vesting will be provided unless the applicable performance-based vesting condition has been satisfied as of the date of Dr. Valamehr's termination, provided further that, in determining whether achievement of a specified stock price has been satisfied, such price is satisfied to the extent that the consideration payable per share of common stock of the Company upon a Sale Event exceeds such stock price; and (iii) payment of the premiums for Dr. Valamehr's and his family's participation in the Company's group health care plans, subject to Dr. Valamehr's copayment amount, until the earliest of (A) eighteen (18) months, (B) the date Dr. Valamehr becomes eligible for group health plan benefits under any other employer's group health plan, and (C) the cessation of Dr. Valamehr's health continuation rights under COBRA.

The payments and benefits provided to Dr. Valamehr under the Valamehr CEO Employment Agreements in connection with a change of control may not be eligible for federal income tax deduction for the Company pursuant to Section 280G of the Code. These payments and benefits may also be subject to an excise tax under Section 4999 of the Code. If the payments or benefits payable to Dr. Valamehr in connection with a change of control would be subject to the excise tax imposed under Section 4999 of the Code, then those payments or benefits will be reduced if such reduction would result in a higher net after-tax benefit to him.

### Kamal Adawi, M.S., MBA

Mr. Adawi is a party to an at-will employment offer letter with us, dated October 13, 2025 (the "Adawi Offer Letter"). The Adawi Offer Letter sets forth Mr. Adawi's initial annual base salary, initial option grant, initial restricted stock units and his eligibility to participate in our incentive bonus and benefit plans generally. Pursuant to the Incentive Plan, Mr. Adawi is eligible to receive annual incentive compensation, for which the initial target annual incentive compensation will be 40% of his then-current annual base salary, as determined by the Board of Directors or the Compensation Committee. Mr. Adawi may be entitled to certain severance payments and other benefits under the SCCP described below.

### Cindy R. Tahl, J.D.

Ms. Tahl is a party to an at-will employment offer letter with us, dated October 17, 2009 (the "Tahl Offer Letter"). The Tahl Offer Letter sets forth Ms. Tahl's initial annual base salary, initial option grant, and her eligibility to participate in our incentive bonus and benefit plans generally. Pursuant to the Incentive Plan, Ms. Tahl is eligible to receive annual incentive compensation, for which the initial target annual incentive compensation will be 40% of her then-current annual base salary, as determined by the Board of Directors or the Compensation Committee. Ms. Tahl may be entitled to certain severance payments and other benefits under the SCCP described below.

### Severance and Change in Control Policy

We consider it essential to the best interests of our stockholders to foster the continuous employment of our key management personnel. Accordingly, we believe that reasonable and competitive post-employment compensation arrangements are essential to attracting and retaining highly-qualified executives. We further believe that when recruiting executive talent these arrangements are necessary to offer compensation packages that are competitive. The Compensation Committee does not consider the specific amounts payable under these post-employment compensation arrangements, however, when determining the annual compensation of our NEOs.

We maintain the SCCP, in which all of our NEOs, except our CEO, are eligible to participate beginning after the first anniversary of the designation of such individual as an "Eligible Employee" (as defined in the SCCP). The SCCP provides certain protections in the event of certain qualifying terminations of employment, including a qualifying termination of employment in connection with a change in control of the company. Our CEO has similar terms included in his employment agreement that were negotiated in conjunction with his appointment as CEO. These arrangements are designed to provide reasonable compensation to the executive officer if their employment is terminated under certain circumstances to facilitate their transition to new employment. Further, in some instances we seek to mitigate any potential employer liability and avoid future disputes or litigation by requiring a departing executive officer to sign a separation and release agreement acceptable to us as a condition to receiving post-employment compensation payments or benefits.

We believe that these arrangements help maintain our executive officers' continued focus and dedication to their assigned duties to maximize stockholder value if there is a potential transaction that could involve a change in control of the company. In this event, these arrangements keep our most senior executives focused on pursuing all corporate transaction activity in the best interests of our stockholders regardless of whether those transactions may result in their own job loss. Thus, these arrangements align the interests of our executives, including our NEOs, and our stockholders when considering our long-term future.

In determining payment and benefit levels under the various circumstances triggering post-employment compensation provisions under the SCCP and our CEO's employment agreement, our Board of Directors has drawn a distinction between (i) voluntary terminations of employment without good reason or terminations of employment for cause and (ii) terminations of employment without cause or voluntary terminations of employment for good reason. Payment in the latter circumstances has been deemed appropriate in light of the benefits described in the prior paragraph, as well as the likelihood that an executive officer's departure is due, at least in part, to circumstances not within his or her control. In contrast, we believe that payments are not appropriate in the event of a termination of employment for cause or a voluntary resignation without good reason because such events often reflect either performance challenges or an affirmative decision by the executive to end his or her relationship without fault by the Company.

All payments and benefits in the event of a change in control of the Company are payable only if there is a subsequent loss of employment by an executive officer (a so-called "double-trigger" arrangement). In the case of the acceleration of vesting of outstanding equity awards, we use this double-trigger arrangement to protect against the loss of retention value following a change in control of the Company and to avoid windfalls, both of which could occur if vesting of either equity or cash-based awards accelerated automatically as a result of the transaction.

To receive payments and benefits under the SCCP, or in the case of the CEO, under his employment agreement, an executive officer must execute and not subsequently revoke a severance agreement within 60 days following the date of the termination of employment, including a general release of claims acceptable to us.

Under the SCCP (in which all of our NEOs, except our CEO, are eligible to participate after the first anniversary of their respective designation as an Eligible Employee), if a participant is terminated by the Company without "Cause" or resigns for "Good Reason" (each term as defined in the SCCP), in each case, following the first anniversary of the participant's first day of employment with the Company and not in connection with a Sale Event (as defined in the SCCP), the participant will be entitled to the following benefits, subject to his or her execution of an irrevocable release: (i) for all outstanding equity awards containing time-based vesting conditions, nine (9) months of accelerated vesting; provided, however, that for any equity awards that include a performance-based vesting condition, no acceleration of vesting will be provided unless the applicable performance-based vesting condition has been satisfied as of the date of the participant's termination; (ii) a lump sum cash payment equal to nine (9) months of the participant's then-current base salary; and (iii) payment of the employer portion of group health care benefits under COBRA for up to nine (9) months.

In addition, if a participant is terminated by the Company without Cause or resigns for Good Reason, in each case within the period beginning three (3) months prior to and ending twelve (12) months following a Sale Event, then, in lieu of the benefits described above, such participant will be entitled to the following benefits, subject to his or her execution of a an irrevocable release: (i) for all outstanding equity awards containing time-based vesting conditions, full acceleration of vesting; provided, however, that for any equity awards that include a performance-based vesting condition, no acceleration of vesting will be provided unless the applicable performance-based vesting condition has been satisfied as of the date of the participant's termination; (ii) a lump sum cash payment equal to twelve (12) months of the participant's then-current base salary; (iii) one (1) times the participant's annual target incentive compensation for the year of termination; and (iv) payment of the employer portion of group health care benefits under COBRA for up to twelve (12) months.

The payments and benefits provided a participant under the SCCP may not be eligible for federal income tax deduction for the Company pursuant to Section 280G of the Code. These payments and benefits may also be subject to an excise tax under Section 4999 of the Code. If the payments or benefits payable to a participant would be subject to the excise tax imposed under Section 4999 of the Code, then those payments or benefits will be reduced to the extent necessary so that no portion of such payments or benefits will be subject to such excise tax or loss of tax deduction for the Company.

Participants who are party to an agreement or an arrangement with the Company that provides greater benefits in the aggregate than set forth in the SCCP are not eligible to receive any payments or benefits under the SCCP.

### Outstanding Equity Awards at Fiscal 2025 Year-End

The following table sets forth certain information with respect to outstanding equity awards as of December 31, 2025 held by our NEOs. The equity awards are subject to certain acceleration of vesting provisions as described in the "*Employment, Severance and Change in Control Arrangements with our Named Executive Officers*" section above.

| | | Option Awards | | | | Stock Awards | | | |
|---|---|---|---|---|---|---|---|---|---|
| Name | Grant Date | Number of Securities Underlying Unexercised Options (#) Exercisable | Number of Securities Underlying Unexercised Options (#) Unexercisable | Option Exercise Price ($) | Option Expiration Date | Number of Shares or Units of Stock that have not Vested (#) | Market Value of Shares or Units of Stock that have not Vested ($) (1) | Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that have not Vested (#) | Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that have not Vested ($) (1) |
| Bahram Valamehr, Ph.D., MBA | | | | | | | | | |
| | 1/4/2017(2) | 13,156 | — | 2.73 | 1/4/2027 | | | | |
| | 1/16/2018(2) | 214,800 | — | 6.55 | 1/16/2028 | | | | |
| | 7/18/2018(2) | 150,000 | — | 11.03 | 7/18/2028 | | | | |
| | 1/7/2019(2) | 135,000 | — | 16.55 | 1/7/2029 | | | | |
| | 1/8/2020(2) | 90,000 | — | 21.99 | 1/8/2030 | | | | |
| | 1/20/2021(2) | 6,851 | — | 109.01 | 1/20/2031 | | | | |
| | 11/19/2021 | | | | | | | 60,958(3) | 59,739 |
| | 1/25/2022 | 51,952 | 1,106(4) | 39.87 | 1/25/2032 | | | | |
| | 1/25/2022 | | | | | 8,326(5) | 8,159 | | |
| | 2/6/2023 | 437,499 | 12,501(6) | 6.77 | 2/6/2033 | | | | |
| | 2/1/2024 | 287,499 | 162,501(7) | 6.76 | 2/1/2034 | | | | |
| | 7/29/2024 | | | | | 75,000(8) | 73,500 | 100,000(9) | 98,000 |
| | 1/16/2025 | 397,221 | 902,779(10) | 1.25 | 1/16/2035 | | | | |
| Kamal Adawi, M.S., MBA | 10/20/2025 | — | 375,000(11) | 1.54 | 10/20/2035 | | | | |
| | 10/20/2025 | | | | | 75,000(12) | 73,500 | | |
| Cindy R. Tahl, J.D. | | | | | | | | | |
| | 1/4/2017(2) | 25,000 | — | 2.73 | 1/4/2027 | | | | |
| | 1/16/2018(2) | 54,210 | — | 6.55 | 1/16/2028 | | | | |
| | 1/7/2019(2) | 135,000 | — | 16.55 | 1/7/2029 | | | | |
| | 1/8/2020(2) | 90,000 | — | 21.99 | 1/8/2030 | | | | |
| | 1/20/2021(2) | 6,851 | — | 109.01 | 1/20/2031 | | | | |
| | 11/19/2021 | | | | | | | 60,958(3) | 59,739 |
| | 1/25/2022 | 51,952 | 1,106(4) | 39.87 | 1/25/2032 | | | | |
| | 1/25/2022 | | | | | 8,326(5) | 8,159 | | |
| | 2/6/2023 | 413,194 | 11,806(6) | 6.77 | 2/6/2033 | | | | |
| | 2/1/2024 | 271,522 | 153,478(7) | 6.76 | 2/1/2034 | | | | |
| | 7/29/2024 | | | | | 75,000(8) | 73,500 | 100,000(9) | 98,000 |
| | 1/15/2025 | 84,025 | 190,975(10) | 1.32 | 1/15/2035 | | | | |
| | 1/15/2025 | | | | | 70,000(13) | 68,600 | | |

(1) This amount reflects the closing market price of a share of our common stock of $0.98 as of December 31, 2025, the last trading day in 2025, multiplied by the amount shown in the column "Stock Awards-Number of Shares or Units of Stock that have not Vested" or "Stock Awards- Equity Incentive Plan Awards-Number of Unearned Shares, Units or Other Rights that have not Vested" as applicable.

(2) All shares subject to such option are fully vested as of December 31, 2025. The options were issued pursuant to the 2013 Plan.

(3) The PRSUs will vest in three approximately equal installments conditioned upon the Company's achievement of up to three specified late-stage clinical, regulatory submission and approval milestones on or before December 31, 2026, subject to the NEO's continued employment or services, as applicable, on the applicable vesting date. Upon a Sale Event, any then-unvested PRSUs that are not assumed, continued or substituted will accelerate vesting immediately prior to the closing of such Sale Event, subject to the NEO not having been terminated on or before the date that is 30 days prior to such closing date. The PRSUs were issued pursuant to the 2013 Plan.

(4) The shares underlying the options vest in equal monthly installments over four years beginning on February 1, 2022 through January 1, 2026, subject to the NEO's continued employment or services, as applicable, through each vesting date. The options were issued pursuant to the 2013 Plan.

(5) The RSUs will vest in equal annual installments on each of January 8, 2023, January 8, 2024, January 8, 2025, and January 8, 2026, subject to the NEO's continued employment or services, as applicable, through each vesting date. The RSUs were issued pursuant to the 2013 Plan.

(6) The shares underlying the options vest in equal monthly installments over three years beginning on February 1, 2023 through January 1, 2026, subject to the NEO's continued employment or services, as applicable, through each vesting date. The options were issued pursuant to the 2022 Plan.

(7) The shares underlying the options vest in equal monthly installments over three years beginning on January 1, 2024 through January 1, 2027, subject to the NEO's continued employment or services, as applicable, through each vesting date. The options were issued pursuant to the 2022 Plan.

(8) The RSUs will vest on a graded vesting schedule. 25% of the RSUs vested on August 1, 2025 and 75% of the RSUs will vest on August 1, 2026, subject to the NEO's continued employment or services, as applicable, through each vesting date. The RSUs were issued pursuant to the 2022 Plan.

(9) The PRSUs will vest conditioned upon the achievement of specified clinical and regulatory milestones of the Company on or before July 29, 2028. Half of the PRSUs will vest one year after the achievement of two of three of the milestones, and the remaining 50,000 of the PRSUs will vest on the date one year after the achievement of all three of the milestones, in each case, subject to the NEO's continued employment or services, as applicable, through each vesting date. The PRSUs were issued pursuant to the 2022 Plan.

(10) The shares underlying the options vest in equal monthly installments over three years beginning on January 1, 2026 through January 1, 2029, subject to the NEO's continued employment or services, as applicable, through each vesting date. The options were issued pursuant to the 2022 Plan.

(11) The shares underlying the options vest on a graded vesting schedule. 25% of the options will vest on October 20, 2026 and the balance vesting in equal monthly installments over three years beginning on November 20, 2026 through October 20, 2029, subject to the NEO's continued employment or services, as applicable, through each vesting date. The options were issued pursuant to the Inducement Plan.

(12) The RSUs will vest in equal annual installments on each of November 1, 2026, November 1, 2027, November 1, 2028, and November 1, 2029, subject to the NEO's continued employment or services, as applicable, through each vesting date. The RSUs were issued pursuant to the Inducement Plan.

(13) The RSUs will vest in equal annual installments on each of January 8, 2026, January 8, 2027, January 8, 2028 and January 8, 2029, subject to the NEO's continued employment or services, as applicable, through each vesting date. The RSUs were issued pursuant to the 2022 Plan.

*Pay versus Performance*

| Year | Summary Compensation Table Total for PEO(1) ($) | Compensation Actually Paid to PEO(2) ($) | Summary Compensation Table Total for former PEO(1) ($) | Compensation Actually Paid to former PEO(2) ($) | Average Summary Compensation Table Total for Non-PEO Named Executive Officers(3) ($) | Average Compensation Actually Paid to Non-PEO Named Executive Officers(4) ($) | Value of Initial Fixed $100 Investment Based On: Total Shareholder Return(5) ($) | Net Income(6) (*in thousands*) ($) |
|---|---|---|---|---|---|---|---|---|
| (a) | (b) | (c) | (b) | (c) | (d) | (e) | (f) | (h) |
| 2025 | 2,248,568 | 1,646,376 | | | 913,398 | 574,491 | 9.71 | (136,315) |
| 2024 | | | 4,175,069 | 1,594,718 | 3,502,850 | 1,265,833 | 16.35 | (186,262) |
| 2023 | | | 3,522,750 | (360,474) | 2,878,537 | 617,776 | 37.07 | (160,928) |

(1) For 2025, the dollar amounts reported in column (b) are the amounts of total compensation reported for Bahram Valamehr, corresponding to the applicable year in the "Total" column of the applicable Summary Compensation Table. For the years 2023 and 2024, the dollar amounts reported in column (b) are the amounts of total compensation report for our former PEO, J. Scott Wolchko, corresponding to the applicable year in the "Total" column of the applicable Summary Compensation Table.

(2) The dollar amounts reported in column (c) represent the amount of "compensation actually paid" to Dr. Valamehr or Mr. Wolchko, as applicable, as computed in accordance with Item 402(v) of Regulation S-K during the applicable year. The dollar amounts do not reflect the actual amount of compensation earned by or paid to Dr. Valamehr or Mr. Wolchko during the applicable year. In accordance with the requirements of Item 402(v) of Regulation S-K, the following adjustments were made to Dr. Valamehr's total compensation for the applicable year to determine the compensation actually paid:

| Year | Reported Summary Compensation Table Total for PEO ($) | Reported Value of Equity Awards(a) ($) | Equity Award Adjustments(b) ($) | Compensation Actually Paid to PEO ($) |
|---|---|---|---|---|
| 2025 | 2,248,568 | (1,283,868) | 681,676 | 1,646,376 |

(a) The grant date fair value of equity awards represents the total of the amounts reported in the "Option Awards" and "Stock Awards" columns in the Summary Compensation Table for the applicable year.

(b) The valuation assumptions used to calculate fair values did not materially differ from those disclosed at the time of grant. The amounts deducted or added in calculating the equity award adjustments are as follows:

| Year | Year End Fair Value of Outstanding and Unvested Equity Awards Granted in the Year ($) | Year over Year Change in Fair Value of Outstanding and Unvested Equity Awards Granted in Prior Years ($) | Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year ($) | Year over Year Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Year ($) | Fair Value at the End of the Prior Year of Equity Awards that Failed to Meet Vesting Conditions in the Year ($) | Value of Dividends or Other Earnings Paid on Stock or Option Awards not Otherwise Reflected in Fair Value or Total Compensation ($) | Total Equity Award Adjustments |
|---|---|---|---|---|---|---|---|
| 2025 | 748,914 | (262,055) | 361,343 | (166,526) | — | — | 681,676 |

In accordance with the requirements of Item 402(v) of Regulation S-K, the following adjustments were made to Mr. Wolchko's total compensation for the applicable years to determine the compensation actually paid:

| Year | Reported Summary Compensation Table Total for former PEO ($) | Reported Value of Equity Awards(a) ($) | Equity Award Adjustments(b) ($) | Compensation Actually Paid to former PEO ($) |
|---|---|---|---|---|
| 2024 | 4,175,069 | (3,090,469) | 510,118 | 1,594,718 |
| 2023 | 3,522,750 | (2,602,350) | (1,280,874) | (360,474) |

(a) The grant date fair value of equity awards represents the total of the amounts reported in the "Option Awards" and "Stock Awards" columns in the Summary Compensation Table for the applicable year.

(b) The valuation assumptions used to calculate fair values did not materially differ from those disclosed at the time of grant. The amounts deducted or added in calculating the equity award adjustments are as follows:

| Year | Year End Fair Value of Outstanding and Unvested Equity Awards Granted in the Year ($) | Year over Year Change in Fair Value of Outstanding and Unvested Equity Awards Granted in Prior Years ($) | Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year ($) | Year over Year Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Year ($) | Fair Value at the End of the Prior Year of Equity Awards that Failed to Meet Vesting Conditions in the Year ($) | Value of Dividends or Other Earnings Paid on Stock or Option Awards not Otherwise Reflected in Fair Value or Total Compensation ($) | Total Equity Award Adjustments |
|---|---|---|---|---|---|---|---|
| 2024 | 392,188 | (368,844) | 450,541 | 36,233 | — | — | 510,118 |
| 2023 | 1,048,478 | (1,798,128) | 489,062 | (1,020,286) | — | — | (1,280,874) |

(3) The dollar amounts reported in column (d) represent the average of the amounts reported for our company's named executive officers as a group (excluding the applicable year's PEO) in the "Total" column of the Summary Compensation Table in each applicable year. The names of each of the named executive officers (excluding the applicable year's PEO) included for purposes of calculating the average amounts in each applicable year are as follows:

| Year | Non-PEO NEOs |
|---|---|
| 2025 | Kamal Adawi, Cindy Tahl |
| 2024 | Bahram Valamehr, Cindy Tahl |
| 2023 | Edward Dulac, Bahram Valamehr, Cindy Tahl |

(4) The dollar amounts reported in column (e) represent the average amount of "compensation actually paid" to the named executive officers as a group (excluding the applicable year's PEO), as computed in accordance with Item 402(v) of Regulation S-K. The dollar amounts do not reflect the actual average amount of compensation earned by or paid to the named executive officers as a group (excluding the applicable year's PEO) during the applicable year. In accordance with the requirements of Item 402(v) of Regulation S-K, the following adjustments were made to average total compensation for the named

executive officers as a group (excluding the applicable year's PEO) for each year to determine the compensation actually paid:

| Year | Reported Summary Compensation Table Total for Non-PEO NEOs ($) | Reported Value of Equity Awards(a) ($) | Equity Award Adjustments(b) ($) | Compensation Actually Paid to Non-PEO NEOs ($) |
|---|---|---|---|---|
| 2025 | 913,398 | (475,398) | 136,491 | 574,491 |
| 2024 | 3,502,850 | (2,842,250) | 605,233 | 1,265,833 |
| 2023 | 2,878,537 | (2,255,370) | (5,391) | 617,776 |

(a) The grant date fair value of equity awards represents the total of the amounts reported in the "Option Awards" and "Stock Awards" columns in the Summary Compensation Table for the applicable year.

(b) The valuation assumptions used to calculate fair values did not materially differ from those disclosed at the time of grant. The amounts deducted or added in calculating the equity award adjustments are as follows:

| Year | Year End Fair Value of Outstanding and Unvested Equity Awards Granted in the Year ($) | Year over Year Change in Fair Value of Outstanding and Unvested Equity Awards Granted in Prior Years ($) | Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year ($) | Year over Year Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Year ($) | Fair Value at the End of the Prior Year of Equity Awards that Failed to Meet Vesting Conditions in the Year ($) | Value of Dividends or Other Earnings Paid on Stock or Option Awards not Otherwise Reflected in Fair Value or Total Compensation ($) | Total Equity Award Adjustments |
|---|---|---|---|---|---|---|---|
| 2025 | 305,902 | (128,306) | 38,036 | (79,141) | — | — | 136,491 |
| 2024 | 687,463 | (498,975) | 394,226 | 22,519 | — | — | 605,233 |
| 2023 | 908,685 | (1,043,584) | 423,854 | (294,346) | — | — | (5,391) |

(5) The calculation of Cumulative TSR assumes that $100 was invested in our common stock as of the market close on December 31, 2022.

(6) The dollar amounts reported represent the amount of net income (loss) reflected in our consolidated audited financial statements for the applicable year.

*Description of Relationship Between PEO and Non-PEO NEO Compensation Actually Paid and Company Total Shareholder Return ("TSR")*

The following chart sets forth the relationship between Compensation Actually Paid to our PEOs, the average of Compensation Actually Paid to our Non-PEO NEOs, and the Company's cumulative TSR over the three most recently completed fiscal years.



**PEO and Average NEO Compensation Actually Paid
Versus Company TSR**

*Description of Relationship Between PEO and Non-PEO NEO Compensation Actually Paid and Net Income*

The following chart sets forth the relationship between Compensation Actually Paid to our PEOs, the average of Compensation Actually Paid to our Non-PEO NEOs, and our Net Income during the three most recently completed fiscal years.



**PEO and Average NEO Compensation Actually Paid Versus Net Income**

***Insider Trading Policy and Hedging and Pledging Prohibitions***

We have adopted an Insider Trading Policy (a copy of which is filed with the SEC as an exhibit to our most recent annual report on Form 10-K) and implemented procedures governing the purchase, sale and/or other dispositions of our securities by our directors, officers and employees that we believe are reasonably designed to promote compliance with insider trading laws, rules and regulations, and any applicable listing standards. Our Insider Trading Policy prohibits our executive officers, the non-employee members of our Board of Directors, including anyone employed by or acting as a director of any of our subsidiaries, and certain designated employees and consultants who in the course of the performance of their duties have access to material, nonpublic information regarding the Company from engaging in the following transactions:

- selling any of our securities that they do not own at the time of the sale (a "short sale");

- buying or selling puts, calls, other derivative securities of the Company or any derivative securities that provide the economic equivalent of ownership of any of our securities or an opportunity, direct or indirect, to profit from any change in the value of our securities or engaging in any other hedging transaction with respect to our securities;

- using our securities as collateral in a margin account; and

- pledging our securities as collateral for a loan (or modifying an existing pledge).

In addition, with regard to the Company's trading in its own securities, it is the Company's policy to comply with the federal securities laws and the applicable exchange listing requirements.

As of the date of this Proxy Statement, none of our NEOs had previously sought or obtained approval from the Audit Committee to engage in any hedging or pledging transaction involving our securities.

*Equity Grant Timing*
We have adopted an Amended and Restated Equity Award Grant Policy that sets forth the process and timing for us to follow when we grant equity awards for shares of our common stock to our employees, including our executive officers, or advisors or consultants to us or advisors or consultants to any of our direct or indirect subsidiaries, pursuant to our equity compensation plans (but excluding our Inducement Plan). Pursuant to the policy, all grants of equity awards must be approved in advance by our Board of Directors, the Compensation Committee or, subject to the delegation requirements in the policy, our CEO. The equity award granting authority delegated to our CEO applies to employees at the vice president level and below who are not (and are not reasonably expected to be upon hiring) officers (as defined in Section 16 of the Exchange Act and Rule 16a-1 promulgated thereunder) and to equity awards within the specific ranges and subject to a maximum annual aggregate amount as may be set forth in the policy, as approved by the Compensation Committee from time to time.

Generally, equity awards are granted on the following regularly scheduled basis as set forth in the policy:

- Equity awards granted by the Board of Directors, the Compensation Committee or its delegate(s) in connection with the hiring of a new employee or the promotion of an existing employee or the engagement of a new consultant are effective on the first day of the month following the later of (i) the date on which such individual's employment or consulting term begins or promotion occurs or (ii) the date on which such award is approved by the Board of Directors, the Compensation Committee or its delegate(s); provided however, that the Board or Directors, the Compensation Committee or its delegate, as applicable, retains discretion to make such equity awards at other times to the extent appropriate in the light of such circumstances of such equity awards. In no event will the effective date of the equity award be a date on which the individual's service relationship with us or our direct or indirect subsidiaries begins.

- Equity awards granted to existing employees (other than in connection with a promotion) will generally be granted, if at all, on an annual basis, and will be effective on January 15 of the year for which such annual grant relates.

During 2025, the Board of Directors and Compensation Committee did not take into account any material nonpublic information when determining the timing and terms of equity awards. We do not time our equity award grants either to take advantage of a depressed stock price, or an anticipated increase in stock price, and we have limited the amount of discretion that can be exercised in connection with the timing of equity award grants. We also do not time the release of material nonpublic information based on equity award grant dates. During 2025, we did not grant stock options to any of our NEOs during any period beginning four business days before and ending one business day after the filing or furnishing of a Form 10-Q, 10-K or 8-K that discloses material nonpublic information.

In addition, the policy sets forth the manner in which our equity awards will be priced. If the grant of restricted stock or restricted stock units is denominated in dollars, the number of shares of restricted stock or restricted stock units that are granted will be calculated by dividing the dollar value of the approved award by the average closing market price on the Nasdaq Global Market (or such other market on which our common stock is then principally listed) of a share of the Company's common stock over the trailing 10-trading day period ending on the last trading day immediately prior to the effective date of the grant, with such total number of shares to be granted per recipient rounded up to the nearest whole share. The exercise price of all stock options will be at least equal to the closing market price on the Nasdaq Global Market (or such other market on which our common stock is then principally listed) of a share of our common stock on the effective date of grant. If the amount of the stock option award is to be determined by reference to a fair value calculated under FASB ASC Topic 718, then the number of shares to be subject to such stock option shall be determined based on such fair value, the exercise price determined in accordance with the preceding sentence and the approved valuation assumptions, subject to any other limits on the number of shares that may be subject to such stock option.

### *Compensation Recovery Policy*

In accordance with the requirements of the SEC and Nasdaq listing rules, our Board of Directors adopted a compensation recovery policy on November 2, 2023, effective as of October 2, 2023. The compensation recovery policy provides that in the event we are required to prepare a restatement of financial statements due to material noncompliance with any financial reporting requirement under securities laws, we will seek to recover any incentive-based compensation that was based upon the attainment of a financial reporting measure and that was received by any current or former executive officer during the three-year period preceding the date that the restatement was required if such compensation exceeds the amount that the executive officers would have received based on the restated financial statements.

# CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Other than the compensation agreements and other arrangements described under "Compensation of Executive Officers" and the transactions described below, since the beginning of the fiscal year ended December 31, 2025, there has not been and there is not currently proposed, any transaction or series of similar transactions to which we were, or will be, a party in which the amount involved exceeded, or will exceed, $120,000 (or, if less, 1% of the average of our total assets amounts as of the end of the fiscal year in which the transaction was entered into) and in which any director, executive officer, holder of five percent or more of any class of our capital stock or any member of the immediate family of, or entities affiliated with, any of the foregoing persons, had, or will have, a direct or indirect material interest.

## *Indemnification Agreements*

We have entered into indemnification agreements with or have contractual obligations to provide indemnification to each of our directors and intend to enter into such agreements with certain of our executive officers. These agreements require us, among other things, to indemnify these individuals for certain expenses (including attorneys' fees), judgments, fines and settlement amounts reasonably incurred by such person in any action or proceeding, including any action by or in our right, on account of any services undertaken by such person on behalf of the Company or that person's status as a member of our Board of Directors to the maximum extent allowed under Delaware law.

## *Equity Incentive Awards*

For information regarding stock option awards and other equity incentive awards granted to our NEOs and directors, see "Election of Directors-Director Compensation" and "Compensation of Executive Officers."

**SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT**

The following table sets forth information with respect to the beneficial ownership of shares of our common stock by (i) each director, (ii) each named executive officer, (iii) all directors and executive officers as a group, and (iv) each person who we know beneficially owns more than 5% of our common stock as of March 31, 2026.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include shares of common stock issuable upon the exercise of stock options that are immediately exercisable or exercisable within 60 days after March 31, 2026 and upon the vesting and settlement of RSU awards within 60 days after March 31, 2026, but excludes unvested stock options and unvested RSUs. Except as otherwise indicated, all of the shares reflected in the table are shares of common stock and all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. The information is not necessarily indicative of beneficial ownership for any other purpose.

In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed outstanding shares of common stock subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of March 31, 2026, as well as common stock issuable upon the vesting and settlement of RSU awards held by that person within 60 days of March 31, 2026. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

Percentage ownership calculations for beneficial ownership for each person or entity are based on 116,272,513 shares of our common stock outstanding as of March 31, 2026 and, except as set forth in footnote (2) below, do not take into account 13,775,430 shares of common stock issuable upon conversion of all 2,755,086 shares of our Class A Convertible Preferred Stock outstanding on such date.

| Name and Address of Beneficial Owner(1) | Number of Shares Beneficially Owned as of March 31, 2026 | Number of Class A Convertible Preferred Stock Convertible, Restricted Stock Units Vesting or Stock Options Exercisable Within 60 Days of March 31, 2026 | Total | Percentage of Common Stock |
|---|---|---|---|---|
| **5% or Greater Stockholders:** | | | | |
| Entities affiliated with Redmile Group, LLC(2) | 12,872,946 | 5,359,727 | 18,232,673 | 14.99 |
| BlackRock, Inc.(3) | 7,852,183 | — | 7,852,183 | 6.75 |
| ARK Investment Management LLC(4) | 10,312,167 | — | 10,312,167 | 8.87 |
| Vanguard Group Inc.(5) | 8,766,764 | — | 8,766,764 | 7.54 |
| All 5% Stockholders as a group | 39,804,060 | 5,359,727 | 45,163,787 | 37.13 |
| **Named Executive Officers and Directors:** | | | | |
| Bahram Valamehr, Ph.D., MBA(6) | 93,750 | 2,235,084 | 2,328,834 | 1.97 |
| William H. Rastetter, Ph.D.(7) | 617,424 | 249,227 | 866,651 | * |
| Michael Lee(8) | 11,331 | 207,227 | 218,558 | * |
| Robert S. Epstein. M.D., M.S.(9) | 11,331 | 249,227 | 260,558 | * |
| Karin Jooss, Ph.D.(10) | 9,848 | 207,227 | 217,075 | * |
| Shefali Agarwal, M.S., M.B.B.S.(11) | 10,490 | 191,227 | 201,717 | * |
| Matthew Abernethy(12) | — | 36,660 | 36,660 | * |
| Yuan Xu, Ph.D.(13) | 8,669 | 154,394 | 163,063 | * |
| Kamal Adawi, M.S., MBA(14) | — | 8,332 | 8,332 | * |
| Cindy R. Tahl, J.D.(15) | 98,623 | 1,336,335 | 1,434,958 | 1.22 |
| All executive officers and directors as a group (10 persons)(16) | 861,466 | 4,874,940 | 5,736,406 | 4.74 |

---

\* Represents beneficial ownership of less than 1% of the shares of common stock.

(1) Unless otherwise indicated, the address for each beneficial owner is c/o Fate Therapeutics, Inc., 12278 Scripps Summit Drive, San Diego, CA 92121.

(2) Based on Schedule 13D/A filed on July 3, 2025, Redmile Group, LLC's ("Redmile") beneficial ownership includes 12,872,946 shares of common stock and 5,359,727 shares of common stock issuable upon conversion of outstanding shares of Class A Convertible Preferred Stock (for which the terms of the Class A Convertible Preferred Stock provide that the holder is limited in the number of shares it may convert into such that it will not own in excess of 14.99% of the then outstanding shares of common stock) owned by certain investment limited partnerships, pooled investment vehicle(s), separately managed accounts, etc. for which Redmile serves as the general partner and/or investment manager. If Redmile elects pursuant to the Certificate of Designations of the Class A Convertible Preferred Stock to increase the percentage of shares of common stock that it, together with its affiliates, may beneficially own to cover the maximum number of shares of common stock issuable upon conversion of all outstanding shares of Class A Convertible Preferred Stock held by Redmile, then Redmile would beneficially own an aggregate of 26,648,376 shares of common stock, representing a beneficial ownership percentage of 20.5%. Redmile may also be deemed to beneficially own shares of common stock issuable upon exercise of pre-funded warrants (the "Pre-Funded Warrants") to purchase 3,893,674 shares of common stock held by Redmile, subject to the terms of the Pre-Funded Warrants that provide that the holder is limited in the number of shares of common stock it may convert into such that it will not own in excess of 9.99% of the then outstanding shares of common stock, which percentage may be changed to 19.99% at a holder's election upon at least 61 days' notice to us. Because the percentage of shares of common stock held directly by Redmile as of March 31, 2026 exceeds 9.99% in the aggregate, the exercise of the Pre-Funded Warrants held by Redmile are limited in their entirety and Redmile therefore cannot be deemed to have beneficial ownership of any of the shares of common stock issuable upon exercise of the Pre-Funded Warrants. Redmile, as the general partner and/or investment manager to the limited partnerships, pooled investment vehicle(s), separately managed accounts, etc. and Jeremy Green, as the majority managing member and owner of Redmile, may therefore be deemed to beneficially own the shares owned

by such investment limited partnerships, pooled investment vehicle(s), separately managed accounts, etc., insofar as they may be deemed to have the power to direct the voting or disposition of those shares. Each of Redmile and Jeremy Green disclaims beneficial ownership as to the shares, except to the extent of its or his pecuniary interests therein, respectively. The mailing address of the beneficial owners is One Letterman Drive, Bldg D, Ste D3-300, San Francisco, CA 94129.

(3) Based on Schedule 13G/A filed on April 23, 2025. The shares of common stock are beneficially owned by one or more subsidiaries of BlackRock, Inc., which include BlackRock Advisors, LLC, Aperio Group, LLC, BlackRock Investment Management (UK) Limited, BlackRock Asset Management Canada Limited, BlackRock Fund Advisors, BlackRock Asset Management Ireland Limited, BlackRock Institutional Trust Company, National Association, BlackRock Financial Management, Inc., BlackRock Japan Co., Ltd., BlackRock Investment Management, LLC, and BlackRock (Netherlands) B.V. The mailing address of the beneficial owners is 55 East 52nd Street, New York, NY 10055.

(4) Based on Schedule 13G/A filed on February 9, 2022. The shares of common stock are beneficially owned by ARK Investment Management LLC. The mailing address of the beneficial owner is 3 East 28th Street, 7th Floor, New York, NY 10016.

(5) Based on Schedule 13G/A filed on July 29, 2025. The shares of common stock are beneficially owned by The Vanguard Group, Inc. ("VGI"). The mailing address of the beneficial owner is 100 Vanguard Blvd., Malvern, PA 19355. On March 26, 2026, VGI filed an amendment to its Schedule 13G reporting that, as a result of an internal realignment, it no longer has, or is deemed to have, beneficial ownership of shares held by certain of its subsidiaries or business divisions. Certain affiliated entities, including Vanguard Capital Management and Vanguard Portfolio Management, are expected to file separate Schedule 13G reports reflecting their beneficial ownership on a disaggregated basis. As of the date of this proxy statement, no such filings have been made. The share information reported for Vanguard above reflects VGI's most recent Schedule 13G filing reporting an actual ownership position.

(6) Consists of (i) 93,750 shares of common stock, (ii) 2,185,084 shares of common stock issuable pursuant to stock options exercisable within 60 days of March 31, 2026 and (iii) 50,000 shares of common stock issuable pursuant to the vesting and settlement of restricted stock units within 60 days of March 31, 2026.

(7) Consists of (i) 11,331 shares of common stock, (ii) 459,272 shares of common stock held by The Investment 2002 Trust dated November 11, 2002 (the "Investment Trust"), (iii) 146,821 shares of common stock held by The Rastetter Family Trust, dated September 2, 2010 (the "Rastetter Family Trust"), and (iv) options to purchase 249,227 shares of common stock that are exercisable within 60 days of March 31, 2026 held by William Rastetter. Dr. Rastetter is the sole trustee of the Investment Trust and has sole dispositive power over the shares held by this entity. Dr. Rastetter and Marisa Gard Rastetter, as co-trustees of the Rastetter Family Trust, share dispositive power over the shares held by this entity.

(8) Consists of (i) 11,331 shares of common stock, and (ii) 207,227 shares of common stock issuable pursuant to stock options exercisable within 60 days of March 31, 2026.

(9) Consists of (i) 11,331 shares of common stock, and (ii) 249,227 shares of common stock issuable pursuant to stock options exercisable within 60 days of March 31, 2026.

(10) Consists of (i) 9,848 shares of common stock, and (ii) 207,227 shares of common stock issuable pursuant to stock options exercisable within 60 days of March 31, 2026.

(11) Consists of (i) 10,490 shares of common stock, and (ii) 191,227 shares of common stock issuable pursuant to stock options exercisable within 60 days of March 31, 2026.

(12) Consists of 36,660 shares of common stock issuable pursuant to stock options exercisable within 60 days of March 31, 2026.

(13) Consists of (i) 8,669 shares of common stock, and (ii) 154,394 shares of common stock issuable pursuant to stock options exercisable within 60 days of March 31, 2026.

(14) Consists of 8,332 shares of common stock issuable pursuant to stock options exercisable within 60 days of March 31, 2026.

(15) Consists of (i) 98,623 shares of common stock, (ii) 1,286,335 shares of common stock issuable pursuant to stock options exercisable within 60 days of March 31, 2026 and (iii) 50,000 shares of common stock issuable pursuant to the vesting and settlement of restricted stock units within 60 days of March 31, 2026.

(16) Includes the number of shares beneficially owned by the executive officers and directors listed in the above table.

*The following Audit Committee Report is not considered proxy solicitation material and is not deemed filed with the Securities and Exchange Commission. Notwithstanding anything to the contrary set forth in any of the Company's filings made under the Securities Act of 1933 or the Exchange Act that might incorporate filings made by the Company under those statutes, the Audit Committee Report shall not be incorporated by reference into any prior filings or into any future filings made by the Company under those statutes.*

## AUDIT COMMITTEE REPORT

The Audit Committee of the Board of Directors has furnished this report concerning the independent audit of the Company's financial statements. Each member of the Audit Committee meets the enhanced independence standards established by the Sarbanes-Oxley Act of 2002 and rulemaking of the SEC and the Nasdaq Stock Market regulations. A copy of the Audit Committee Charter is available on the Company's website at http://www.fatetherapeutics.com.

The Audit Committee's responsibilities include assisting the Board of Directors regarding the oversight of the integrity of the Company's financial statements, the Company's compliance with legal and regulatory requirements, the independent registered public accounting firm's qualifications and independence, and the performance of the Company's internal audit function and the independent registered public accounting firm.

In fulfilling its oversight responsibilities, the Audit Committee reviewed and discussed the Company's financial statements for the fiscal year ended December 31, 2025 with the Company's management and Ernst & Young LLP. In addition, the Audit Committee has discussed with Ernst & Young LLP, with and without management present, their evaluation of the Company's internal accounting controls and overall quality of the Company's financial reporting. The Audit Committee also discussed with Ernst & Young LLP the matters required to be discussed by the Public Company Accounting Oversight Board and the SEC. The Audit Committee also received the written disclosures and the letter from Ernst & Young LLP required by the Public Company Accounting Oversight Board Rule 3526 and the Audit Committee discussed the independence of Ernst & Young LLP with that firm.

Based on the Audit Committee's review and discussions noted above, the Audit Committee recommended to the Board of Directors, and the Board of Directors approved, that the audited financial statements be included in the Company's Annual Report for the fiscal year ended December 31, 2025.

The Audit Committee and the Board of Directors have recommended the selection of Ernst & Young LLP as the Company's independent registered public accounting firm for the year ending December 31, 2026.

AUDIT COMMITTEE

MATTHEW C. ABERNETHY, CHAIRMAN
WILLIAM H. RASTETTER, PH.D.
ROBERT S. EPSTEIN, M.D., M.S.

# HOUSEHOLDING OF PROXY MATERIALS

We have made available a procedure approved by the SEC known as "householding." This procedure allows multiple stockholders residing at the same address the convenience of receiving a single copy of our Notice, Annual Report on Form 10-K and proxy materials, as applicable. This allows us to save money by reducing the number of documents we must print and mail, and helps protect the environment as well.

Householding is available to both registered stockholders (i.e., those stockholders with certificates registered in their name) and street name holders (i.e., those stockholders who hold their shares through a brokerage).

## Registered Stockholders

If you are a registered stockholder and would like to consent to a mailing of proxy materials and other stockholder information only to one account in your household, as identified by you, we will deliver or mail a single copy of our Annual Report and proxy materials for all registered stockholders residing at the same address. Your consent will be perpetual unless you revoke it, which you may do at any time by contacting the Householding Department of Broadridge Financial Solutions, Inc. ("Broadridge") by phone at 1-866-540-7095 or by mail to Broadridge Householding Department, 51 Mercedes Way, Edgewood, NY 11717.

Registered stockholders who have not consented to householding will continue to receive copies of Annual Reports and proxy materials for each registered stockholder residing at the same address. As a registered stockholder, you may elect to participate in householding and receive only a single copy of Annual Reports or proxy statements for all registered stockholders residing at the same address by contacting Broadridge as outlined above.

## Street Name Holders

Stockholders who hold their shares through a brokerage may elect to participate in householding or revoke their consent to participate in householding by contacting their respective brokers.

**OTHER MATTERS**

We are not aware of any matters that may come before the meeting other than those referred to in the Notice. If any other matter shall properly come before the Annual Meeting, however, the persons named in the accompanying proxy intend to vote all proxies in accordance with their best judgment.

Accompanying this Proxy Statement is our Annual Report. Copies of our Annual Report are available free of charge on our website at www.fatetherapeutics.com or you can request a copy free of charge by calling Investor Relations at (858) 875-1800 or sending an e-mail request to Investor Relations by accessing our website (www.fatetherapeutics.com), and then selecting "Contact Us." Please include your contact information with the request.

By Order of the Board of Directors

**Fate Therapeutics, Inc.**

Sincerely,

/s/ Bahram Valamehr
Bahram Valamehr, Ph.D., MBA
*President and Chief Executive Officer*

San Diego, California
April 24, 2026

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**FATE THERAPEUTICS, INC.**

**THIRD AMENDED AND RESTATED 2022 STOCK OPTION AND INCENTIVE PLAN**

SECTION 1.    GENERAL PURPOSE OF THE PLAN; DEFINITIONS

The name of the plan is the Fate Therapeutics, Inc. Third Amended and Restated 2022 Stock Option and Incentive Plan (the "Plan"). The purpose of the Plan is to encourage and enable the officers, employees, Non-Employee Directors and Consultants of Fate Therapeutics, Inc. (the "Company") and its Affiliates upon whose judgment, initiative and efforts the Company largely depends for the successful conduct of its business to acquire a proprietary interest in the Company. It is anticipated that providing such persons with a direct stake in the Company's welfare will assure a closer identification of their interests with those of the Company and its stockholders, thereby motivating their efforts on the Company's behalf and strengthening their desire to remain with the Company.

The following terms shall be defined as set forth below:

*"Act"* means the U.S. Securities Act of 1933, as amended, and the rules and regulations thereunder.

*"Administrator"* means either the Board or the compensation committee of the Board or a similar committee performing the functions of the compensation committee and which is comprised of not less than two Non-Employee Directors who are independent.

"*Affiliate*" means, at the time of determination, any "parent" or "subsidiary" of the Company as such terms are defined in Rule 405 of the Act. The Board will have the authority to determine the time or times at which "parent" or "subsidiary" status is determined within the foregoing definition.

*"Award"* or *"Awards,"* except where referring to a particular category of grant under the Plan, shall include Incentive Stock Options, Non-Qualified Stock Options, Stock Appreciation Rights, Restricted Stock Units, Restricted Stock Awards, Unrestricted Stock Awards, Cash-Based Awards, and Dividend Equivalent Rights.

*"Award Agreement"* means a written or electronic document setting forth the terms and provisions applicable to an Award granted under the Plan. Each Award Agreement is subject to the terms and conditions of the Plan.

*"Board"* means the Board of Directors of the Company.

*"Cash-Based Award"* means an Award entitling the recipient to receive a cash-denominated payment.

*"Code"* means the U.S. Internal Revenue Code of 1986, as amended, and any successor Code, and related rules, regulations and interpretations.

*"Consultant"* means a consultant or adviser who provides *bona fide* services to the Company or an Affiliate as an independent contractor and who qualifies as a consultant or advisor under Instruction A.1.(a)(1) of Form S-8 under the Act.

*"Dividend Equivalent Right"* means an Award entitling the grantee to receive credits based on cash dividends that would have been paid on the shares of Stock specified in the Dividend Equivalent Right (or other award to which it relates) if such shares had been issued to and held by the grantee.

*"Effective Date"* means the date on which the Plan becomes effective as set forth in Section 19.

*"Exchange Act"* means the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

*"Fair Market Value"* of the Stock on any given date means the fair market value of the Stock determined in good faith by the Administrator; provided, however, that if the Stock is listed on the National Association of Securities Dealers Automated Quotation System ("NASDAQ"), NASDAQ Global Market, The New York Stock Exchange or another national securities exchange or traded on any established market, the determination shall be made by reference to the closing price. If there is no closing price for such date, the determination shall be made by reference to the last date preceding such date for which there is a closing price.

*"Incentive Stock Option"* means any Stock Option designated and qualified as an "incentive stock option" as defined in Section 422 of the Code.

*"Non-Employee Director"* means a member of the Board who is not also an employee of the Company or any Subsidiary.

*"Non-Qualified Stock Option"* means any Stock Option that is not an Incentive Stock Option.

*"Option"* or *"Stock Option"* means any option to purchase shares of Stock granted pursuant to Section 5.

*"Restricted Shares"* means the shares of Stock underlying a Restricted Stock Award that remain subject to a risk of forfeiture or the Company's right of repurchase.

*"Restricted Stock Award"* means an Award of Restricted Shares subject to such restrictions and conditions as the Administrator may determine at the time of grant.

*"Restricted Stock Units"* means an Award of stock units subject to such restrictions and conditions as the Administrator may determine at the time of grant.

*"Sale Event"* shall mean (i) the sale of all or substantially all of the assets of the Company on a consolidated basis to an unrelated person or entity, (ii) a merger, reorganization or consolidation pursuant to which the holders of the Company's outstanding voting power and outstanding stock immediately prior to such transaction do not own a majority of the outstanding voting power and outstanding stock or other equity interests of the resulting or successor entity (or its ultimate parent, if applicable) immediately upon completion of such transaction, (iii) the sale of all of the Stock of the Company to an unrelated person, entity or group thereof acting in concert, or (iv) any other transaction in which the owners of the Company's outstanding voting power immediately prior to such transaction do not own at least a majority of the outstanding voting power of the Company or any successor entity immediately upon completion of the transaction other than as a result of the acquisition of securities directly from the Company.

*"Sale Price"* means the value as determined by the Administrator of the consideration payable, or otherwise to be received by stockholders, per share of Stock pursuant to a Sale Event.

*"Section 409A"* means Section 409A of the Code and the regulations and other guidance promulgated thereunder.

*"Service Relationship"* means any relationship as an employee, director or Consultant of the Company or any Affiliate (e.g., a Service Relationship shall be deemed to continue without interruption in the event an individual's status changes from full-time employee to part-time employee or Consultant).

*"Stock"* means the Common Stock, par value $0.001 per share, of the Company, subject to adjustments pursuant to Section 3.

*"Stock Appreciation Right"* means an Award entitling the recipient to receive shares of Stock (or cash, to the extent explicitly provided for in the applicable Award Agreement) having a value equal to the excess of the Fair Market Value of the Stock on the date of exercise over the exercise price of the Stock Appreciation Right multiplied by the number of shares of Stock with respect to which the Stock Appreciation Right shall have been exercised.

*"Subsidiary"* means any corporation or other entity (other than the Company) in which the Company has at least a 50 percent interest, either directly or indirectly.

*"Ten Percent Owner"* means an employee who owns or is deemed to own (by reason of the attribution rules of Section 424(d) of the Code) more than 10 percent of the combined voting power of all classes of stock of the Company or any parent or subsidiary corporation.

*"Unrestricted Stock Award"* means an Award of shares of Stock free of any restrictions.

SECTION 2.    ADMINISTRATION OF PLAN; ADMINISTRATOR AUTHORITY TO SELECT GRANTEES AND DETERMINE AWARDS

(a) Administration of Plan. The Plan shall be administered by the Administrator.

(b) Powers of Administrator. The Administrator shall have the power and authority to grant Awards consistent with the terms of the Plan, including the power and authority:

(i) to select the individuals to whom Awards may from time to time be granted;

(ii) to determine the time or times of grant, and the extent, if any, of Incentive Stock Options, Non-Qualified Stock Options, Stock Appreciation Rights, Restricted Stock Awards, Restricted Stock Units, Unrestricted Stock Awards, Cash-Based Awards, and Dividend Equivalent Rights, or any combination of the foregoing, granted to any one or more grantees;

(iii) to determine the number of shares of Stock to be covered by any Award;

(iv) to determine and modify from time to time the terms and conditions, including restrictions, not inconsistent with the terms of the Plan, of any Award, which terms and conditions may differ among individual Awards and grantees, and to approve the forms of Award Agreements;

(v) to accelerate at any time the exercisability or vesting of all or any portion of any Award;

(vi) subject to the provisions of Section 5(c) or 6(d), as applicable, to extend at any time the period in which Stock Options or Stock Appreciation Rights, as applicable, may be exercised; and

(vii) at any time to adopt, alter and repeal such rules, guidelines and practices for administration of the Plan and for its own acts and proceedings as it shall deem advisable; to interpret the terms and provisions of the Plan and any Award (including related written instruments); to make all determinations it deems advisable for the administration of the Plan; to decide all disputes arising in connection with the Plan; and to otherwise supervise the administration of the Plan.

All decisions and interpretations of the Administrator shall be binding on all persons, including the Company and Plan grantees.

(c)    Delegation of Authority to Grant Awards. Subject to applicable law, the Administrator, in its discretion, may delegate to a committee consisting of one or more officers of the Company, including the Chief Executive Officer of the Company, all or part of the Administrator's authority and duties with respect to the granting of Awards to individuals who are (i) not subject to the reporting and other provisions of Section 16 of the Exchange Act and (ii) not members of the delegated committee. Any such delegation by the Administrator shall include a limitation as to the amount of Stock underlying Awards that may be granted during the period of the delegation and shall contain guidelines as to the determination of the exercise price and the vesting criteria. The Administrator may revoke or amend the terms of a delegation at any time but such action shall not invalidate any prior actions of the Administrator's delegate or delegates that were consistent with the terms of the Plan.

(d)    Award Agreement. Awards under the Plan shall be evidenced by Award Agreements that set forth the terms, conditions and limitations for each Award which may include, without limitation, the term of an Award and the provisions applicable in the event employment or service terminates.

(e)    Indemnification. Neither the Board nor the Administrator, nor any member of either or any delegate thereof, shall be liable for any act, omission, interpretation, construction or determination made in good faith in connection with the Plan, and the members of the Board and the Administrator (and any delegate thereof) shall be entitled in all cases to indemnification and reimbursement by the Company in respect of any claim, loss, damage or expense (including, without limitation, reasonable attorneys' fees) arising or resulting therefrom to the fullest extent permitted by law and/or under the Company's articles or bylaws or any directors' and officers' liability insurance coverage which may be in effect from time to time and/or any indemnification agreement between such individual and the Company.

(f)    Foreign Award Recipients. Notwithstanding any provision of the Plan to the contrary, in order to comply with the laws in other countries in which the Company and its Subsidiaries operate or have employees or other individuals eligible for Awards, the Administrator, in its sole discretion, shall have the power and authority to: (i) determine which Subsidiaries shall be covered by the Plan; (ii) determine which individuals outside the United States are eligible to participate in the Plan; (iii) modify the terms and conditions of any Award granted to individuals outside the United States to comply with applicable foreign laws; (iv) establish subplans and modify exercise procedures and other terms and procedures, to the extent the Administrator determines such actions to be necessary or advisable (and such subplans and/or modifications shall be attached to this Plan as appendices); provided, however, that no such subplans and/or modifications shall increase the share limitations contained in Section 3(a) hereof; and (v) take any action, before or after an Award is made, that the Administrator determines to be necessary or advisable to obtain approval or comply with any local governmental regulatory exemptions or approvals. Notwithstanding the foregoing, the Administrator may not take any actions hereunder, and no Awards shall be granted, that would violate the Exchange Act or any other applicable United States securities law, the Code, or any other applicable United States governing statute or law.

SECTION 3.    STOCK ISSUABLE UNDER THE PLAN; MERGERS; SUBSTITUTION

(a)    Stock Issuable. The maximum number of shares of Stock reserved and available for issuance under the Plan shall be 31,500,000 shares, subject to adjustment as provided in this Section 3. For purposes of this limitation, the shares of Stock underlying any awards under the Plan and under the Company's Amended and Restated 2013 Stock Option and Incentive Plan, as amended from time to time, that are forfeited, canceled or otherwise terminated (other than by exercise) shall be added back to the shares of Stock available for issuance under the Plan and, to the extent permitted under Section 422 of the Code and the regulations promulgated thereunder, the shares of Stock that may be issued as Incentive Stock Options. Notwithstanding the foregoing, the following shares shall not be added to the shares authorized for grant under the Plan: (i) shares tendered or held back upon exercise of an Option or settlement of an Award to cover the exercise price or tax withholding, (ii) shares subject to a Stock Appreciation Right that are not issued in connection with the stock settlement of the Stock Appreciation Right upon exercise thereof and (iii) shares subject to Awards that are surrendered or cancelled under any program under which outstanding Awards are amended to provide for a lower exercise price or surrendered or cancelled in exchange for (A) Awards with a lower exercise price, (B) a different type of Award, (C) cash or (D) a combination of (A), (B) and/or (C); provided, that (iii) does not include any (x) action described in Sections 3(b) or 3(c) nor (y) transfer or other disposition permitted under Section 12. In the event the Company repurchases shares of Stock on the open market, such shares shall not be added to the shares of Stock available for issuance under the Plan. Subject to such overall limitations, shares of Stock may be issued up to such maximum number pursuant to any type or types of Award; provided, however, that no more than 31,500,000 shares of the Stock may be issued in the form of Incentive Stock Options. The shares available for issuance under the Plan may be authorized but unissued shares of Stock or shares of Stock reacquired by the Company. During the terms of the Awards, the Company shall keep available at all times the number of shares of Stock required to satisfy such Awards.

(b)  Changes in Stock. Subject to Section 3(c) hereof, if, as a result of any reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split or other similar change in the Company's capital stock, the outstanding shares of Stock are increased or decreased or are exchanged for a different number or kind of shares or other securities of the Company, or additional shares or new or different shares or other securities of the Company or other non-cash assets are distributed with respect to such shares of Stock or other securities, or, if, as a result of any merger or consolidation, sale of all or substantially all of the assets of the Company, the outstanding shares of Stock are converted into or exchanged for securities of the Company or any successor entity (or a parent or subsidiary thereof), the Administrator shall make an appropriate or proportionate adjustment in (i) the maximum number of shares reserved for issuance under the Plan, including the maximum number of shares that may be issued in the form of Incentive Stock Options, (ii) the number and kind of shares or other securities subject to any then outstanding Awards under the Plan, (iii) the repurchase price, if any, per share subject to each outstanding Restricted Stock Award, and (iv) the exercise price for each share subject to any then outstanding Stock Options and Stock Appreciation Rights under the Plan, without changing the aggregate exercise price (i.e., the exercise price multiplied by the number of shares subject to Stock Options and Stock Appreciation Rights) as to which such Stock Options and Stock Appreciation Rights remain exercisable. The Administrator shall also make equitable or proportionate adjustments in the number of shares subject to outstanding Awards and the exercise price and the terms of outstanding Awards to take into consideration cash dividends paid other than in the ordinary course or any other extraordinary corporate event. The adjustment by the Administrator shall be final, binding and conclusive. No fractional shares of Stock shall be issued under the Plan resulting from any such adjustment, but the Administrator in its discretion may make a cash payment in lieu of fractional shares.

(c)  Mergers and Other Transactions. In the case of and subject to the consummation of a Sale Event, the parties thereto may cause the assumption or continuation of Awards theretofore granted by the successor entity, or the substitution of such Awards with new Awards of the successor entity or parent thereof, with appropriate adjustment as to the number and kind of shares and, if appropriate, the per share exercise prices, as such parties shall agree. To the extent the parties to such Sale Event do not provide for the assumption, continuation or substitution of Awards, upon the effective time of the Sale Event, the Plan and all outstanding Awards granted hereunder shall terminate. In such case, except as may be otherwise provided in the relevant Award Agreement, all Options and Stock Appreciation Rights with time-based vesting conditions or restrictions that are not vested and/or exercisable immediately prior to the effective time of the Sale Event shall become fully vested and exercisable as of the effective time of the Sale Event, all other Awards with time-based vesting, conditions or restrictions shall become fully vested and nonforfeitable as of the effective time of the Sale Event, and all Awards with conditions and restrictions relating to the attainment of performance goals shall be deemed vested and nonforfeitable in connection with the Sale Event and the target level of performance for each performance goal for the entire performance period shall be deemed achieved. In the event of such termination of the Plan and such Awards, (i) the Company shall have the option (in its sole discretion) to make or provide for a payment, in cash or in kind, to the grantees holding Options and Stock Appreciation Rights, in exchange for the cancellation thereof, in an amount equal to the difference between (A) the Sale Price multiplied by the number of shares of Stock subject to outstanding Options and Stock Appreciation Rights (to the extent then exercisable at prices not in excess of the Sale Price) and (B) the aggregate exercise price of all such outstanding Options and Stock

Appreciation Rights (provided that, in the case of an Option or Stock Appreciation Right with an exercise price equal to or greater than the Sale Price, such Option or Stock Appreciation Right shall be cancelled for no consideration); or (ii) each grantee shall be permitted, within a specified period of time prior to the consummation of the Sale Event as determined by the Administrator, to exercise all outstanding Options and Stock Appreciation Rights (to the extent then exercisable) held by such grantee. The Company shall also have the option (in its sole discretion) to make or provide for a payment, in cash or in kind, to the grantees holding other Awards in an amount equal to the Sale Price multiplied by the number of vested shares of Stock under such Awards.

(d)    Maximum Awards to Non-Employee Directors. Notwithstanding anything to the contrary in this Plan, the value of all Awards awarded under this Plan and all other cash compensation paid by the Company to any Non-Employee Director for services as a Non-Employee Director in any calendar year shall not exceed (i) $1,500,000 in the first calendar year an individual becomes a Non-Employee Director and (ii) $1,000,000 in any other calendar year. For the purpose of this limitation, the value of any Award shall be its grant date fair value, as determined in accordance with ASC 718 or successor provision but excluding the impact of estimated forfeitures related to service-based vesting provisions.

SECTION 4.    ELIGIBILITY

Grantees under the Plan will be such employees, Non-Employee Directors or Consultants of the Company and its Affiliates as are selected from time to time by the Administrator in its sole discretion; provided that Awards may not be granted to employees, Directors or Consultants who are providing services only to any "parent" of the Company, as such term is defined in Rule 405 of the Act, unless (i) the stock underlying the Awards is treated as "service recipient stock" under Section 409A or (ii) the Company has determined that such Awards are exempt from or otherwise comply with Section 409A.

SECTION 5.    STOCK OPTIONS

(a)    Award of Stock Options. The Administrator may grant Stock Options under the Plan. Any Stock Option granted under the Plan shall be in such form as the Administrator may from time to time approve.

Stock Options granted under the Plan may be either Incentive Stock Options or Non-Qualified Stock Options. Incentive Stock Options may be granted only to employees of the Company or any Subsidiary that is a "subsidiary corporation" within the meaning of Section 424(f) of the Code. To the extent that any Option does not qualify as an Incentive Stock Option, it shall be deemed a Non-Qualified Stock Option.

Stock Options granted pursuant to this Section 5 shall be subject to the following terms and conditions and shall contain such additional terms and conditions, not inconsistent with the terms of the Plan, as the Administrator shall deem desirable. If the Administrator so determines, Stock Options may be granted in lieu of cash compensation at the optionee's election, subject to such terms and conditions as the Administrator may establish.

(b)    Exercise Price. The exercise price per share for the Stock covered by a Stock Option granted pursuant to this Section 5 shall be determined by the Administrator at the time of grant but shall not be less than 100 percent of the Fair Market Value on the date of grant. In the case of an Incentive Stock Option that is granted to a Ten Percent Owner, the exercise price of such Incentive Stock Option shall be not less than 110 percent of the Fair Market Value on the grant date. Notwithstanding the foregoing, Stock Options may be granted with an exercise price per share that is less than 100 percent of the Fair Market Value on the date of grant (i) pursuant to a transaction described in, and in a manner consistent with, Section 424(a) of the Code, (ii) to individuals who are not subject to U.S. income tax on the date of grant or (iii) the Stock Option is otherwise compliant with Section 409A.

(c)    Option Term. The term of each Stock Option shall be fixed by the Administrator, but no Stock Option shall be exercisable more than ten years after the date the Stock Option is granted. In the case of an Incentive Stock Option that is granted to a Ten Percent Owner, the term of such Stock Option shall be no more than five years from the date of grant.

(d)    Exercisability; Rights of a Stockholder. Stock Options shall become exercisable at such time or times, whether or not in installments, as shall be determined by the Administrator at or after the grant date. The Administrator may at any time accelerate the exercisability of all or any portion of any Stock Option. An optionee shall have the rights of a stockholder only as to shares acquired upon the exercise of a Stock Option and not as to unexercised Stock Options.

(e)    Method of Exercise. Stock Options may be exercised in whole or in part, by giving written or electronic notice of exercise to the Company, specifying the number of shares to be purchased. Payment of the purchase price may be made by one or more of the following methods except to the extent otherwise provided in the Award Agreement:

(i)    In cash, by certified or bank check or other instrument acceptable to the Administrator;

(ii)    Through the delivery (or attestation to the ownership following such procedures as the Company may prescribe) of shares of Stock that are not then subject to restrictions under any Company plan. Such surrendered shares shall be valued at Fair Market Value on the exercise date;

(iii)    By the optionee delivering to the Company a properly executed exercise notice together with irrevocable instructions to a broker to promptly deliver to the Company cash or a check payable and acceptable to the Company for the purchase price; provided that in the event the optionee chooses to pay the purchase price as so provided, the optionee and the broker shall comply with such procedures and enter into such agreements of indemnity and other agreements as the Company shall prescribe as a condition of such payment procedure; or

(iv)    With respect to Stock Options that are not Incentive Stock Options, by a "net exercise" arrangement pursuant to which the Company will reduce the number of shares of Stock issuable upon exercise by the largest whole number of shares with a Fair Market Value that does not exceed the aggregate exercise price.

Payment instruments will be received subject to collection. The transfer to the optionee on the records of the Company or of the transfer agent of the shares of Stock to be purchased pursuant to the exercise of a Stock Option will be contingent upon receipt from the optionee (or a purchaser acting in his stead in accordance with the provisions of the Stock Option) by the Company of the full purchase price for such shares and the fulfillment of any other requirements contained in the Award Agreement or applicable provisions of laws (including the satisfaction of any withholding taxes that the Company is obligated to withhold with respect to the optionee). In the event an optionee chooses to pay the purchase price by previously-owned shares of Stock through the attestation method, the number of shares of Stock transferred to the optionee upon the exercise of the Stock Option shall be net of the number of attested shares. In the event that the Company establishes, for itself or using the services of a third party, an automated system for the exercise of Stock Options, such as a system using an internet website or interactive voice response, then the paperless exercise of Stock Options may be permitted through the use of such an automated system.

(f)    Annual Limit on Incentive Stock Options. To the extent required for "incentive stock option" treatment under Section 422 of the Code, the aggregate Fair Market Value (determined as of the time of grant) of the shares of Stock with respect to which Incentive Stock Options granted under this Plan and any other plan of the Company or its parent and subsidiary corporations become exercisable for the first time by an optionee during any calendar year shall not exceed $100,000. To the extent that any Stock Option exceeds this limit, it shall constitute a Non-Qualified Stock Option.

SECTION 6.     STOCK APPRECIATION RIGHTS

(a) Award of Stock Appreciation Rights. The Administrator may grant Stock Appreciation Rights under the Plan. A Stock Appreciation Right is an Award entitling the recipient to receive shares of Stock (or cash, to the extent explicitly provided for in the applicable Award Agreement) having a value equal to the excess of the Fair Market Value of a share of Stock on the date of exercise over the exercise price of the Stock Appreciation Right multiplied by the number of shares of Stock with respect to which the Stock Appreciation Right shall have been exercised.

(b) Exercise Price of Stock Appreciation Rights. The exercise price of a Stock Appreciation Right shall not be less than 100 percent of the Fair Market Value of the Stock on the date of grant. Notwithstanding the foregoing, Stock Appreciation Rights may be granted with an exercise price per share that is less than 100 percent of the Fair Market Value on the date of grant (i) pursuant to a transaction described in, and in a manner consistent with, Section 424(a) of the Code, (ii) to individuals who are not subject to U.S. income tax on the date of grant or (iii) the Stock Appreciation Right is otherwise compliant with Section 409A.

(c) Grant and Exercise of Stock Appreciation Rights. Stock Appreciation Rights may be granted by the Administrator independently of any Stock Option granted pursuant to Section 5 of the Plan.

(d) Terms and Conditions of Stock Appreciation Rights. Stock Appreciation Rights shall be subject to such terms and conditions as shall be determined on the date of grant by the Administrator. The term of a Stock Appreciation Right may not exceed ten years. The terms and conditions of each such Award shall be determined by the Administrator, and such terms and conditions may differ among individual Awards and grantees.

SECTION 7.     RESTRICTED STOCK AWARDS

(a) Nature of Restricted Stock Awards. The Administrator may grant Restricted Stock Awards under the Plan. A Restricted Stock Award is any Award of Restricted Shares subject to such restrictions and conditions as the Administrator may determine at the time of grant. Conditions may be based on continuing employment (or other Service Relationship) and/or achievement of pre-established performance goals and objectives.

(b) Rights as a Stockholder. Upon the grant of the Restricted Stock Award and payment of any applicable purchase price, a grantee shall have the rights of a stockholder with respect to the voting of the Restricted Shares and receipt of dividends; provided that if the lapse of restrictions with respect to the Restricted Stock Award is tied to the attainment of vesting conditions, any dividends paid by the Company shall accrue and shall not be paid to the grantee until and to the extent the vesting conditions are met with respect to the Restricted Stock Award. Unless the Administrator shall otherwise determine, (i) uncertificated Restricted Shares shall be accompanied by a notation on the records of the Company or the transfer agent to the effect that they are subject to forfeiture until such Restricted Shares are vested as provided in Section 7(d) below, and (ii) certificated Restricted Shares shall remain in the possession of the Company until such Restricted Shares are vested as provided in Section 7(d) below, and the grantee shall be required, as a condition of the grant, to deliver to the Company such instruments of transfer as the Administrator may prescribe.

(c) Restrictions. Restricted Shares may not be sold, assigned, transferred, pledged or otherwise encumbered or disposed of except as specifically provided herein or in the Restricted Stock Award Agreement. Except as may otherwise be provided by the Administrator either in the Award Agreement or, subject to Section 16 below, in writing after the Award is issued, if a grantee's employment (or other Service Relationship) with the Company and its Subsidiaries terminates for any reason, any Restricted Shares that have not vested at the time of termination shall automatically and without any requirement of notice to such grantee from or other action by or on behalf of, the Company be deemed to have been reacquired by the Company at its original purchase price (if any) from such grantee or such grantee's legal representative simultaneously with such termination of employment (or other Service Relationship), and thereafter shall cease to represent any ownership of the

Company by the grantee or rights of the grantee as a stockholder. Following such deemed reacquisition of Restricted Shares that are represented by physical certificates, a grantee shall surrender such certificates to the Company upon request without consideration.

(d) <u>Vesting of Restricted Shares</u>. The Administrator at the time of grant shall specify the date or dates and/or the attainment of pre-established performance goals, objectives and other conditions on which the non-transferability of the Restricted Shares and the Company's right of repurchase or forfeiture shall lapse. Subsequent to such date or dates and/or the attainment of such pre-established performance goals, objectives and other conditions, the shares on which all restrictions have lapsed shall no longer be Restricted Shares and shall be deemed "vested."

SECTION 8.      RESTRICTED STOCK UNITS

(a) <u>Nature of Restricted Stock Units</u>. The Administrator may grant Restricted Stock Units under the Plan. A Restricted Stock Unit is an Award of stock units that may be settled in shares of Stock (or cash, to the extent explicitly provided for in the Award Agreement) upon the satisfaction of such restrictions and conditions at the time of grant. Conditions may be based on continuing employment (or other Service Relationship) and/or achievement of pre-established performance goals and objectives. The terms and conditions of each such Award shall be determined by the Administrator, and such terms and conditions may differ among individual Awards and grantees. Except in the case of Restricted Stock Units with a deferred settlement date that complies with Section 409A, at the end of the vesting period, the Restricted Stock Units, to the extent vested, shall be settled in the form of shares of Stock. Restricted Stock Units with deferred settlement dates are subject to Section 409A and shall contain such additional terms and conditions as the Administrator shall determine in its sole discretion in order to comply with the requirements of Section 409A.

(b) <u>Election to Receive Restricted Stock Units in Lieu of Compensation</u>. The Administrator may, in its sole discretion, permit a grantee to elect to receive a portion of future cash compensation otherwise due to such grantee in the form of an award of Restricted Stock Units. Any such election shall be made in writing and shall be delivered to the Company no later than the date specified by the Administrator and in accordance with Section 409A and such other rules and procedures established by the Administrator. Any such future cash compensation that the grantee elects to defer shall be converted to a fixed number of Restricted Stock Units based on the Fair Market Value of Stock on the date the compensation would otherwise have been paid to the grantee if such payment had not been deferred as provided herein. The Administrator shall have the sole right to determine whether and under what circumstances to permit such elections and to impose such limitations and other terms and conditions thereon as the Administrator deems appropriate. Any Restricted Stock Units that are elected to be received in lieu of cash compensation shall be fully vested, unless otherwise provided in the Award Agreement.

(c) <u>Rights as a Stockholder</u>. A grantee shall have the rights as a stockholder only as to shares of Stock acquired by the grantee upon settlement of Restricted Stock Units; provided, however, that the grantee may be credited with Dividend Equivalent Rights with respect to the stock units underlying his Restricted Stock Units, subject to the provisions of Section 11 and such terms and conditions as the Administrator may determine.

(d) <u>Termination</u>. Except as may otherwise be provided by the Administrator either in the Award Agreement or, subject to Section 16 below, in writing after the Award is issued, a grantee's right in all Restricted Stock Units that have not vested shall automatically terminate upon the grantee's termination of employment (or cessation of Service Relationship) with the Company and its Subsidiaries for any reason.

SECTION 9.      UNRESTRICTED STOCK AWARDS

<u>Grant or Sale of Unrestricted Stock</u>. The Administrator may grant (or sell at par value or such higher purchase price determined by the Administrator) an Unrestricted Stock Award under the Plan. An Unrestricted

Stock Award is an Award pursuant to which the grantee may receive shares of Stock free of any restrictions under the Plan. Unrestricted Stock Awards may be granted in respect of past services or other valid consideration, or in lieu of cash compensation due to such grantee.

## SECTION 10.    CASH-BASED AWARDS

Grant of Cash-Based Awards. The Administrator may grant Cash-Based Awards under the Plan. A Cash-Based Award is an Award that entitles the grantee to a payment in cash upon the attainment of specified performance goals. The Administrator shall determine the maximum duration of the Cash-Based Award, the amount of cash to which the Cash-Based Award pertains, the conditions upon which the Cash-Based Award shall become vested or payable, and such other provisions as the Administrator shall determine. Each Cash-Based Award shall specify a cash-denominated payment amount, formula or payment ranges as determined by the Administrator. Payment, if any, with respect to a Cash-Based Award shall be made in accordance with the terms of the Award and may be made in cash.

## SECTION 11.    DIVIDEND EQUIVALENT RIGHTS

(a) Dividend Equivalent Rights. The Administrator may grant Dividend Equivalent Rights under the Plan. A Dividend Equivalent Right is an Award entitling the grantee to receive credits based on cash dividends that would have been paid on the shares of Stock specified in the Dividend Equivalent Right (or other Award to which it relates) if such shares had been issued to the grantee. A Dividend Equivalent Right may be granted hereunder to any grantee as a component of an award of Restricted Stock Units or as a freestanding award. The terms and conditions of Dividend Equivalent Rights shall be specified in the Award Agreement. Dividend equivalents credited to the holder of a Dividend Equivalent Right may be paid currently or may be deemed to be reinvested in additional shares of Stock, which may thereafter accrue additional equivalents. Any such reinvestment shall be at Fair Market Value on the date of reinvestment or such other price as may then apply under a dividend reinvestment plan sponsored by the Company, if any. Dividend Equivalent Rights may be settled in cash or shares of Stock or a combination thereof, in a single installment or installments. A Dividend Equivalent Right granted as a component of another Award shall provide that such Dividend Equivalent Right shall be settled only upon vesting, settlement or payment of, or lapse of restrictions on, such other Award, and that such Dividend Equivalent Right shall expire or be forfeited or annulled under the same conditions as such other Award.

(b) Termination. Except as may otherwise be provided by the Administrator either in the Award Agreement or, subject to Section 16 below, in writing after the Award is issued, a grantee's rights in all Dividend Equivalent Rights shall automatically terminate upon the grantee's termination of employment (or cessation of Service Relationship) with the Company and its Subsidiaries for any reason.

## SECTION 12.    TRANSFERABILITY OF AWARDS

(a) Transferability. Except as provided in Section 12(b) below, during a grantee's lifetime, his or her Awards shall be exercisable only by the grantee, or by the grantee's legal representative or guardian in the event of the grantee's incapacity. No Awards shall be sold, assigned, transferred or otherwise encumbered or disposed of by a grantee other than by will or by the laws of descent and distribution or pursuant to a domestic relations order. No Awards shall be subject, in whole or in part, to attachment, execution, or levy of any kind, and any purported transfer in violation hereof shall be null and void.

(b) Administrator Action. Notwithstanding Section 12(a), the Administrator, in its discretion, may provide either in the Award Agreement regarding a given Award or by subsequent written approval that the grantee (who is an employee or director) may transfer his or her Non-Qualified Stock Options to his or her immediate family members, to trusts for the benefit of such family members, or to partnerships in which such family members are the only partners, provided that the transferee agrees in writing with the Company to be bound by all of the terms and conditions of this Plan and the applicable Award. In no event may an Award be transferred by a grantee for value.

(c) Family Member. For purposes of Section 12(b), "family member" shall mean a grantee's child, stepchild, grandchild, parent, stepparent, grandparent, spouse, former spouse, sibling, niece, nephew, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships, any person sharing the grantee's household (other than a tenant of the grantee), a trust in which these persons (or the grantee) have more than 50 percent of the beneficial interest, a foundation in which these persons (or the grantee) control the management of assets, and any other entity in which these persons (or the grantee) own more than 50 percent of the voting interests.

(d) Designation of Beneficiary. To the extent permitted by the Company, each grantee to whom an Award has been made under the Plan may designate a beneficiary or beneficiaries to exercise any Award or receive any payment under any Award payable on or after the grantee's death. Any such designation shall be on a form provided for that purpose by the Administrator and shall not be effective until received by the Administrator. If no beneficiary has been designated by a deceased grantee, or if the designated beneficiaries have predeceased the grantee, the beneficiary shall be the grantee's estate.

## SECTION 13.   TAX WITHHOLDING

(a) Payment by Grantee. Each grantee shall, no later than the date as of which the value of an Award or of any Stock or other amounts received thereunder first becomes includable in the gross income of the grantee for Federal income tax purposes, pay to the Company, or make arrangements satisfactory to the Administrator regarding payment of, any Federal, state, or local taxes of any kind required by law to be withheld by the Company with respect to such income. The Company and its Subsidiaries shall, to the extent permitted by law, have the right to deduct any such taxes from any payment of any kind otherwise due to the grantee. The Company's obligation to deliver evidence of book entry (or stock certificates) to any grantee is subject to and conditioned on tax withholding obligations being satisfied by the grantee.

(b) Payment in Stock. The Administrator may require the Company's tax withholding obligation to be satisfied, in whole or in part, by the Company withholding from shares of Stock to be issued pursuant to any Award a number of shares with an aggregate Fair Market Value (as of the date the withholding is effected) that would satisfy the withholding amount due; provided, however, that the amount withheld does not exceed the maximum statutory tax rate or such lesser amount as is necessary to avoid liability accounting treatment. For purposes of share withholding, the Fair Market Value of withheld shares shall be determined in the same manner as the value of Stock includible in income of the grantees. The Administrator may also require the Company's tax withholding obligation to be satisfied, in whole or in part, by an arrangement whereby a certain number of shares of Stock issued pursuant to any Award are immediately sold and proceeds from such sale are remitted to the Company in an amount that would satisfy the withholding amount due.

(c) Withholding Indemnification. As a condition to accepting an Award, in the event that the amount of the Company's and/or its Affiliate's withholding obligations in connection with such Award is greater than the amount actually withheld by the Company and/or its Affiliates, the applicable grantee shall indemnify and hold the Company and/or its Affiliates harmless from any failure by the Company and/or its Affiliates to withhold the proper amount.

(d) No Obligation to Notify or Minimize Taxes. The Company and its Affiliates shall have no duty or obligation to any grantee of an Award to advise such holder as to the time or manner of exercising such Award, as applicable. Furthermore, the Company and its Affiliates shall have no duty or obligation to warn or otherwise advise such holder of any pending termination or expiration of an Award or any possible period in which the Award may not be exercised. The Company has no duty or obligation to minimize the tax consequences of an Award to the holder of such Award.

SECTION 14.    SECTION 409A AWARDS

Awards are intended to be exempt from Section 409A to the greatest extent possible and to otherwise comply with Section 409A. The Plan and all Awards shall be interpreted in accordance with such intent. To the extent that any Award is determined to constitute "nonqualified deferred compensation" within the meaning of Section 409A (a "409A Award"), the Award shall be subject to such additional rules and requirements as specified by the Administrator from time to time in order to comply with Section 409A. In this regard, if any amount under a 409A Award is payable upon a "separation from service" (within the meaning of Section 409A) to a grantee who is then considered a "specified employee" (within the meaning of Section 409A), then no such payment shall be made prior to the date that is the earlier of (i) six months and one day after the grantee's separation from service, or (ii) the grantee's death, but only to the extent such delay is necessary to prevent such payment from being subject to interest, penalties and/or additional tax imposed pursuant to Section 409A. Further, the settlement of any 409A Award may not be accelerated except to the extent permitted by Section 409A.

SECTION 15.    TERMINATION OF SERVICE RELATIONSHIP, TRANSFER, LEAVE OF ABSENCE, ETC.

(a) Termination of Service Relationship. If the grantee's Service Relationship is with an Affiliate and such Affiliate ceases to be an Affiliate, the grantee shall be deemed to have terminated his or her Service Relationship for purposes of the Plan.

(b) For purposes of the Plan, the following events shall not be deemed a termination of a Service Relationship:

(i) a transfer to the employment of the Company from an Affiliate or from the Company to an Affiliate, or from one Affiliate to another; or

(ii) an approved leave of absence for military service or sickness, or for any other purpose approved by the Company, if the employee's right to re-employment is guaranteed either by a statute or by contract or under the policy pursuant to which the leave of absence was granted or if the Administrator otherwise so provides in writing.

SECTION 16.    AMENDMENTS AND TERMINATION

The Board may, at any time, amend or discontinue the Plan and the Administrator may, at any time, amend or cancel any outstanding Award for the purpose of satisfying changes in law or for any other lawful purpose, but no such action shall materially and adversely affect rights under any outstanding Award without the holder's consent. Except as provided in Section 3(b) or 3(c), without prior stockholder approval, in no event may the Administrator exercise its discretion to reduce the exercise price of outstanding Stock Options or Stock Appreciation Rights, effect repricing through cancellation and re-grants or cancellation of Stock Options or Stock Appreciation Rights in exchange for cash or other Awards or effect cash buyouts of underwater Stock Options or Stock Appreciation Rights. To the extent required under the rules of any securities exchange or market system on which the Stock is listed or to the extent determined by the Administrator to be required by the Code to ensure that Incentive Stock Options granted under the Plan are qualified under Section 422 of the Code, Plan amendments shall be subject to approval by Company stockholders. Nothing in this Section 16 shall limit the Administrator's authority to take any action permitted pursuant to Section 3(b) or 3(c).

SECTION 17.    STATUS OF PLAN

With respect to the portion of any Award that has not been exercised and any payments in cash, Stock or other consideration not received by a grantee, a grantee shall have no rights greater than those of a general creditor of the Company unless the Administrator shall otherwise expressly determine in connection with any Award or Awards. In its sole discretion, the Administrator may authorize the creation of trusts or other arrangements to meet the Company's obligations to deliver Stock or make payments with respect to Awards hereunder, provided that the existence of such trusts or other arrangements is consistent with the foregoing sentence.

SECTION 18.    GENERAL PROVISIONS

(a) No Distribution. The Administrator may require each person acquiring Stock pursuant to an Award to represent to and agree with the Company in writing that such person is acquiring the shares without a view to distribution thereof.

(b) Issuance of Stock. To the extent certificated, stock certificates to grantees under this Plan shall be deemed delivered for all purposes when the Company or a stock transfer agent of the Company shall have mailed such certificates in the United States mail, addressed to the grantee, at the grantee's last known address on file with the Company. Uncertificated Stock shall be deemed delivered for all purposes when the Company or a Stock transfer agent of the Company shall have given to the grantee by electronic mail (with proof of receipt) or by United States mail, addressed to the grantee, at the grantee's last known address on file with the Company, notice of issuance and recorded the issuance in its records (which may include electronic "book entry" records). Notwithstanding anything herein to the contrary, the Company shall not be required to issue or deliver any evidence of book entry or certificates evidencing shares of Stock pursuant to the exercise or settlement of any Award, unless and until the Administrator has determined, with advice of counsel (to the extent the Administrator deems such advice necessary or advisable), that the issuance and delivery is in compliance with all applicable laws, regulations of governmental authorities and, if applicable, the requirements of any exchange on which the shares of Stock are listed, quoted or traded. Any Stock issued pursuant to the Plan shall be subject to any stop-transfer orders and other restrictions as the Administrator deems necessary or advisable to comply with federal, state or foreign jurisdiction, securities or other laws, rules and quotation system on which the Stock is listed, quoted or traded. The Administrator may place legends on any Stock certificate or notations on any book entry to reference restrictions applicable to the Stock. In addition to the terms and conditions provided herein, the Administrator may require that an individual make such reasonable covenants, agreements, and representations as the Administrator, in its discretion, deems necessary or advisable in order to comply with any such laws, regulations, or requirements. The Administrator shall have the right to require any individual to comply with any timing or other restrictions with respect to the settlement or exercise of any Award, including a window-period limitation, as may be imposed in the discretion of the Administrator.

(c) Stockholder Rights. Until Stock is deemed delivered in accordance with Section 18(b), no right to vote or receive dividends or any other rights of a stockholder will exist with respect to shares of Stock to be issued in connection with an Award, notwithstanding the exercise of a Stock Option or any other action by the grantee with respect to an Award.

(d) Other Compensation Arrangements; No Employment Rights. Nothing contained in this Plan shall prevent the Board from adopting other or additional compensation arrangements, including trusts, and such arrangements may be either generally applicable or applicable only in specific cases. The adoption of this Plan and the grant of Awards do not confer upon any employee any right to continued employment with the Company or any Subsidiary.

(e) Trading Policy Restrictions. Option exercises and other Awards under the Plan shall be subject to the Company's insider trading policies and procedures, as in effect from time to time.

(f) Clawback Policy. Awards under the Plan shall be subject to the Company's clawback back policy as in effect from time to time.

SECTION 19.    EFFECTIVE DATE OF PLAN

This Plan shall become effective upon stockholder approval in accordance with applicable state law, the Company's bylaws and articles of incorporation, and applicable stock exchange rules. No grants of Stock Options and other Awards may be made hereunder after the tenth anniversary of the Effective Date and no grants of Incentive Stock Options may be made hereunder after the tenth anniversary of the date the Plan is approved by the Board.

SECTION 20.    GOVERNING LAW

This Plan and all Awards and actions taken thereunder shall be governed by, and construed in accordance with, the General Corporation Law of the State of Delaware as to matters within the scope thereof, and as to all other matters shall be governed by and construed in accordance with the internal laws of the State of California, applied without regard to conflict of law principles.

DATE APPROVED BY BOARD OF DIRECTORS: APRIL 14, 2022

DATE APPROVED BY STOCKHOLDERS: JUNE 9, 2022

DATE BOARD APPROVED AMENDED AND RESTATED PLAN: April 1, 2024

DATE STOCKHOLDERS APPROVED AMENDED AND RESTATED PLAN: June 7, 2024

DATE BOARD APPROVED SECOND AMENDED AND RESTATED PLAN: March 27, 2025

DATE STOCKHOLDERS APPROVED SECOND AMENDED AND RESTATED PLAN: May 29, 2025

DATE BOARD APPROVED THIRD AMENDED AND RESTATED PLAN: March 31, 2026

DATE STOCKHOLDERS APPROVED THIRD AMENDED AND RESTATED PLAN: [•], 2026

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